04054181

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Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME M-real Corporation

*CURRENT ADDRESS Revontulentie 6
FIN-02100 Espoo
Finland

**FORMER NAME

PROCESSED
JAN 06 2005
THOMSON FINANCIAL

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DATE : 1/5/05

m-real

Press releases

M-real Corporation Stock Exchange Bulletin 29.10.2004 at 1.00 p.m. 1 (20)

Operating result excluding non-recurring items improved to EUR 11.1 million

In the third quarter, M-real Group's operating result, excluding non-recurring items, rose to a profit of EUR 11.1 million from a loss of EUR 19.9 million in the previous quarter. Compared with the second quarter, the operating result was improved mainly by the growth in the volume of paper delivered. In addition, profitability in the previous quarter was burdened by the costs of annual maintenance shutdowns.

Included as non-recurring items in the operating result were write-downs on fixed assets of the Savon Sellu fluting mill in Finland and the Reflex paper mill in Germany, to a total value of EUR 53.5 million, as well as the recognition of negative goodwill of EUR 14.3 million connected with the purchase of shares in Kemiart Liners Oy. The operating result was a loss of EUR 28.1 million (a loss of 19.9 million).

Key figures for the third quarter:
- Operating result, excluding non-recurring items: a profit of EUR 11.1 million (a loss of 19.9 million in the previous quarter)
- The result before extraordinary items and excluding non-recurring items was a loss of EUR 20.3 million (a loss of 49.6 million).
- Operating result: a loss of EUR 28.1 million (a loss of 19.9 million)
- The result before extraordinary items was a loss of EUR 59.5 million (a loss of 49.6 million)
- Earnings per share: EUR 0.34 negative (0.18 negative)
- Result for the report period: a loss of EUR 62.1 million (a loss of 31.5 million).
- Cash flow from operations: EUR 77.0 million (0.7 negative)
- Return on capital employed: 1.9 per cent negative (1.0 negative)
- Turnover: EUR 1,362.7 million (1,333.3)
- Equity ratio at the end of the period: 37.2 per cent (35.8)
- Key figures adjusted for the effects of the rights issue: equity ratio: 41.9 per cent, gearing: 81 per cent, interest bearing net debt: EUR 2 189 million
- Capacity utilisation rate at the paperboard mills: 96 per cent (86); capacity utilisation rate at the paper mills: 89 per cent (86)

All businesses except for Map Merchants reported an improved operating result, excluding non-recurring items. The improvement in profitability was due mainly to the growth in delivery volumes.

The growth in paper demand continued in the third quarter. M-real's deliveries of paperboard also remained at the good level seen in the first half of the year and production capacity was nearly in full use.

During the quarter the price of coated and uncoated fine paper fell slightly and the price of coated magazine paper remained at nearly the previous quarter's level.

"Thanks to continued strong demand, we are still confident in our ability to implement price increases for both coated and uncoated fine papers, although the effect of this on 2004 is likely to be minor", said Senior Executive Vice President & COO Hannu Anttila, commenting on the market situation. "In respect of folding boxboard, we have announced our intention to raise prices before the end of the year, but for coated magazine papers, the more significant price increases are considered from the beginning of 2005."

"The 200 million euro cost reduction and profitability improvement

programme, which was announced in the beginning of the year, proceeds as planned", Anttila states.

"Although demand will probably hold up well, the seasonal variation will lower delivery volumes, and the fourth-quarter result, excluding extraordinary items, will be weaker than the third quarter," was Anttila's estimate of the near-term outlook.

Q3 Full Report as PDF

M-REAL CORPORATION

Corporate Communications

For further information contact Hannu Anttila, Senior Executive Vice President and COO, tel. +358 10 469 4343 or Juhani Pöhö, Senior Vice President and CFO, tel. +358 10 469 5283.

OPERATING RESULT EXCLUDING NON-RECURRING ITEMS IMPROVED TO EUR 11.1 MILLION

In the third quarter, M-real Group's operating result, excluding non-recurring items, rose to a profit of EUR 11.1 million from a loss of EUR 19.9 million in the previous quarter. Compared with the second quarter, the operating result was improved mainly by the growth in the volume of paper delivered. In addition, profitability in the previous quarter was burdened by the costs of annual maintenance shutdowns.

Included as non-recurring items in the operating result were write-downs on fixed assets of the Savon Sellu fluting mill in Finland and the Reflex paper mill in Germany, to a total value of EUR 53.5 million, as well as the recognition of negative goodwill of EUR 14.3 million connected with the purchase of shares in Kemiart Liners Oy. The operating result was a loss of EUR 28.1 million (a loss of 19.9 million).

Key figures for the third quarter:
- Operating result, excluding non-recurring items: a profit of EUR 11.1 million (a loss of 19.9 million in the previous quarter)
- The result before extraordinary items and excluding non-recurring items was a loss of EUR 20.3 million (a loss of 49.6 million).
- Operating result: a loss of EUR 28.1 million (a loss of 19.9 million)
- The result before extraordinary items was a loss of EUR 59.5 million (a loss of 49.6 million)
- Earnings per share: EUR 0.34 negative (0.18 negative)
- Result for the report period: a loss of EUR 62.1 million (a loss of 31.5 million).
- Cash flow from operations: EUR 77.0 million (0.7 negative)
- Return on capital employed: 1.9 per cent negative (1.0 negative)
- Turnover: EUR 1,362.7 million (1,333.3)
- Equity ratio at the end of the period: 37.2 per cent (35.8)
- Key figures adjusted for the effects of the rights issue: equity ratio: 41.9 per cent, gearing: 81 per cent, interest bearing net debt: EUR 2 189 million
- Capacity utilisation rate at the paperboard mills: 96 per cent (86); capacity utilisation rate at the paper mills: 89 per cent (86)

All businesses except for Map Merchants reported an improved operating result, excluding non-recurring items. The improvement in profitability was due mainly to the growth in delivery volumes.

The growth in paper demand continued in the third quarter. M-real's deliveries of paperboard also remained at the good level seen in the first half of the year and production capacity was nearly in full use.

During the quarter the price of coated and uncoated fine paper fell slightly and the price of coated magazine paper remained at nearly the previous quarter's level.

"Thanks to continued strong demand, we are still confident in our ability to implement price increases for both coated and uncoated fine papers, although the effect of this on 2004 is likely to be minor", said Senior Executive Vice President & COO Hannu Anttila, commenting on the market situation. "In respect of folding boxboard, we have announced our intention to

raise prices before the end of the year, but for coated magazine papers, the more significant price increases are considered from the beginning of 2005."

"The 200 million euro cost reduction and profitability improvement programme, which was announced in the beginning of the year, proceeds as planned", Anttila states.

"Although demand will probably hold up well, the seasonal variation will lower delivery volumes, and the fourth-quarter result, excluding extraordinary items, will be weaker than the third quarter," was Anttila's estimate of the near-term outlook.

M-REAL CORPORATION

Corporate Communications

For further information contact Hannu Anttila, Senior Executive Vice President and COO, tel. +358 10 469 4343 or Juhani Pöhö, Senior Vice President and CFO, tel. +358 10 469 5283.

m·real

M-REAL CORPORATION

INTERIM REPORT 1 JANUARY – 30 SEPTEMBER 2004

JULY-SEPTEMBER EARNINGS COMPARED WITH THE PREVIOUS QUARTER

In the third quarter, M-real Group's operating result was a loss of EUR 28.1 million (Apr.-June 2004: a loss of EUR 19,9 million). The operating result includes write-downs on fixed assets of the Savon Sellu fluting mill in Finland and the Reflex paper mill in Germany, to a total value of EUR 53.5 million, as well as the recognition of EUR 14.3 million of the negative goodwill connected with the purchase of shares in Kemiart Liners Oy. The operating result, excluding non-recurring items, was EUR 11.1 million. The operating result was improved mainly by the growth in the volumes of paper delivered. Kemiart Liners is totally included in the figures of the third quarter. In addition, profitability in the previous quarter was burdened by the costs of annual maintenance shutdowns.

All the businesses except for Map Merchants reported an improved operating result, excluding non-recurring items.

Deliveries of paperboard to customers totalled 310,000 tonnes (275,000 tonnes). Because of the inbalance between supply and demand, production was curtailed by 7,000 tonnes (21,000) in line with demand. The capacity utilisation rate at the mills was 96 per cent (86). Kemiart Liners is included in its entirety in the third-quarter figures.

Paper deliveries from the mills totalled 1,043,000 tonnes (995,000). Production curtailments amounted to 85,000 tonnes (104,000). The capacity utilisation rate at the mills was 89 per cent (86).

The effect of currency hedging on the operating result was a gain of EUR 4.1 million (a loss of 3.2 million). At the end of September, the exchange rate of the United States dollar against the euro was 2.1 per cent lower and the rate of the British pound against the euro 2.4 per cent lower than at the end of June. On average, the dollar weakened by 1.4 per cent and sterling by 0.8 per cent compared with the previous quarter.

Turnover was EUR 1,362.7 million (1,333.3). Comparable turnover was up 1.6 per cent.

Financial income and expenses were EUR 31.4 million negative (29.7 million negative). The figures include EUR 31.4 million of net interest and other financial expenses (28.9). In the comparison period, financial income and expenses furthermore included EUR 0.8 million of exchange losses on financial items.

Other operating income amounted to EUR 23.9 million (24.1). The sum does not include non-recurring items.

The result before extraordinary items was a loss of EUR 59.5 million (a loss of 49.6 million). The result, excluding the above-mentioned non-recurring items, was a loss of EUR 20.3 million (a loss of 49.6 million)

The result for the report period was a net loss of EUR 62.1 million (a net loss of 31.5 million). Taxes, including the change in the imputed deferred tax liability, were EUR 1.7 million (18.4 negative). Taxes in the previous quarter were reduced by the EUR 21.4 million decrease in the imputed deferred tax liability resulting from the lowering of Finland's corporate tax rate from 29 per cent to 26 per cent.

Earnings per share were EUR 0.34 negative (0.18 negative).

The return on capital employed was 1.9 per cent negative (1.0 negative). The return on equity was 10.6 per cent negative (5.4 negative).

EARNINGS IN JANUARY-SEPTEMBER COMPARED WITH THE SAME PERIOD OF 2003

The operating result in the January-September period was a loss of EUR 47.2 million (a profit of 111.1 million). The operating result, excluding non-recurring items booked in the third quarter, was a loss of EUR 8.0 million (104.1). Profitability was weakened above all by the lower selling price of paper as well as the 10 per cent average fall in the exchange rate of the US dollar. The operating result was also reduced by the divestment of Metsä Tissue in January 2004.

Apart from Cartons, the operating result excluding non-recurring items of all the businesses weakened.

Deliveries of paperboard to customers totalled 850,000 tonnes (757,000 tonnes). Production was curtailed by 65,000 tonnes in line with demand (111,000). The capacity utilisation rate was 90 per cent (86). Kemiart Liners is totally included in the figures of the third quarter.

The total volume of paper deliveries was 3,059,000 tonnes (2,902,000). Production curtailments amounted to 299,000 tonnes (424,000). The capacity utilisation rate of the paper mills was 88 per cent (85).

Turnover was EUR 4,077.5 million (4,569.9). Turnover decreased by the same factors as impacted the operating result. Comparable turnover was down 0.7 per cent.

The consolidated result before extraordinary items was a loss of EUR 137.4 million (a profit of 25.0 million). The result before extraordinary items, excluding non-recurring items booked in the third quarter, was a loss of EUR 98.2 million (a profit of 9.8). The result for the comparison period included a total of EUR 15.2 million of non-recurring income, of which EUR 8.2 million was entered in financial income and expenses.

The result of the reporting period was a profit of EUR 48.8 million (a profit of EUR 1.0 million).

PERSONNEL

The number of personnel at the end of September was 16 392 employees (19,636 employees at 31 December, 2003), of which 5 212 employees worked in Finland (5,835). The net reduction in personnel was 3,244 employees. Acquisitions and divestments resulted in a net decrease of 3,111 employees in the reduced headcount.

The Group's payroll includes 47 per cent of Metsä-Botnia's employees.

CAPITAL EXPENDITURES

Capital expenditures on fixed assets totalled EUR 143 million in January-September (Jan.–Sept. 2003: 136). In addition, EUR 16 million was paid for the shares of companies that were acquired. In the comparison period, EUR 154 million was paid for the shares of companies that were acquired.

The investment project for the new BCTMP mill in Kaskinen, which will have a total price tag of EUR 180 million, is progressing according to plans. The earthworks at the mill site have been completed and construction of the plant building is in progress. The mill will have an annual capacity of 300,000 tonnes of bleached BCTMP pulp and is set to come on stream in August 2005.

ACQUISITIONS, DIVESTMENTS AND RESTRUCTURING

At the beginning of January, a 66 per cent stake in Metsä Tissue was sold to Metsäliitto Osuuskunta in accordance with a Letter of Intent. In addition, 17 per cent was sold to the Tapiola Group. At the end of January, the remaining 17 per cent was sold to Varma Mutual Pension Insurance Company (9.86 per cent) and Sampo Life Insurance Company Limited (7.14 per cent). The transactions were carried out on the same terms and conditions and were based on a debt-free value of EUR 570 million. The after-tax capital gain on the disposals was about EUR 173 million.

The holdings of Metsäliitto Osuuskunta and UPM-Kymmene in Kemiart Liners Oy (a total of 53% of all the shares in the company) were purchased at the beginning of August for about EUR 13 million. In addition, the M-real Group's interest-bearing net debt increased by about EUR 23 million. The EUR 14.3 million negative goodwill that arose via the transaction was recognized as income in the third quarter.

In a deal that entered into effect at the end of September, the Price & Pierce trading business was sold to Gould Paper Corporation. The transaction does not have a major economic effect on M-real.

FINANCING

Interest-bearing net liabilities amounted to EUR 2,278 million at the end of September (Dec. 2003: 3,109 million).

The equity ratio was 37.2 per cent (Dec. 2003: 31.9) and the gearing ratio 100 per cent (Dec. 2003: 137).

Liquidity is good. Liquidity at the end of September was EUR 1,921 million, of which EUR 1,719 million consisted of binding long-term credit commitments and EUR 201 million represented liquid funds and investments. In addition, to meet its short-term financing needs, the Group had at its disposal non-binding domestic and foreign commercial paper programmes and credit facilities amounting to about EUR 600 million.

At the end of the report period an average of 4 months of net foreign currency exposure was hedged. The degree of hedging during the period has varied between 4 and 5 months. At the end of the period, about 101 per cent of the shareholders' equity not in euros was hedged. At the end of the period the Group's liabilities were tied to fixed interest rates for a period of 19 months. During the report period the interest rate maturity has varied from 18 to 24 months.

In July, Moody's Investors Services placed M-real on Credit Watch Negative for a possible lowering of its credit rating.

After the end of the review period, M-real has authorized five banks to act as the lead managers of a syndicated loan of EUR 500 million that will replace the syndicated loan of EUR 700 million maturing in July 2005. At present, none of this loan has been drawn down. At the time of writing, it is estimated that the final loan agreements will be signed by the end of the year.

SHARES

The highest share issue-adjusted price of the M-real Series B share on the Helsinki Stock Exchange in January–September was EUR 6.43, and the low was EUR 4.18, with an average share price of EUR 5.98. In 2003 the average price was EUR 6.11. The price of the Series B share was EUR 4.65 at the end of the report period on 30 September, 2004.

Turnover of the Series B share was EUR 719 million, or 85 per cent of the shares outstanding. The market value of the Series A and B shares, calculated on the number of shares prior to the rights issue, was EUR 833 million at 30 September, 2004.

At 30 September 2004, Metsäliitto Osuuskunta owned 38.5 per cent of M-real Corporation's shares, and the voting rights conferred by these shares was 64.2 per cent. International investors owned 36.7 per cent of the shares.

On 7 September 2004, the Board of Directors decided, on the basis of an authorization granted by the extraordinary meeting of shareholders on 6 September, 2004, to arrange a rights issue to an amount of EUR 447,498,561. The subscription period for the shares commenced on 15 September, 2004 and ended on 1 October, 2004. The subscription price was EUR 3.00 per share. Each M-real shareholder was entitled to subscribe for five (5) new Series B shares for each six (6) Series A or B shares which the shareholder owned on the record date, 10 September, 2004. The subscription rights were traded publicly on the Helsinki Stock Exchange from 15 to 24 September 2004 and turnover in them amounted to EUR 63 million, or 49 million warrants. The high for the subscription warrant was EUR 1.60 and the low EUR 1.11. According to the final outcome of the rights issue, 148,633,415 Series B shares were subscribed for on the basis of the subscription warrants in the primary offering, corresponding to 99.64 per cent of the total amount of offered shares. In addition, subscription commitments for 31,098,942 Series B shares were submitted in the secondary offering, exceeding the number of shares being offered (532,772 shares) nearly 60-fold.

The shares subscribed for in the primary offering were accepted for public trading on the Helsinki Stock Exchange as interim shares on 4 October, 2004 ("M-real B New Shares"). The corresponding increase in the share capital was entered in the Trade Register and the interim M-real B New Shares were combined with M-real's present Series B share class on 7 October, 2004. The increase in the share capital corresponding to the subscriptions accepted in the secondary offering was entered in the Trade Register on 13 October, 2004.
Following the registration of the shares subscribed for in the secondary offering, M-real's share capital is EUR 557,881,540.40 and consists of 328,165,612 shares, of which 36,340,550 are Series A shares and 291,825,062 are Series B shares.

The net increase in shareholders' equity resulting from the rights issue was EUR 430 million. The share capital rose by EUR 253.6 million to EUR 557.9 million.

The following table presents the effects of the rights issue on shareholders´ equity as of 30 September, 2004:

EUR million	Shareholders' equity as of 30 September excluding the effects of the offering	Offering	Shareholders' equity as of 30 September including the effects of the offering
Share capital	304.3	253.6	557.9
Share premium account	472.9	193.9	666.8
Revaluation reserve	104.6	0.0	104.6
Reserve fund	1.7	0.0	1.7
Other shareholders' equity	1,357.9	-17.5	1,340.4
Shareholders' equity, total	2,241.4	430.0	2,671.4
Key figures			
Equity ratio, %	35.2		41.9
Gearing, %	115		81
Interest bearing net liabilities	2 619.2		2 189.2
Equity per share, EUR	12.52		8.14
Number of shares	178,999,425	149,166,187	328,165,612

The proceeds of the rights issue have been used to reduce the company´s indebtedness.

The Board of Directors does not have current authorizations to carry out share issues or issues of convertible bonds or bonds with warrants.

REVISED STRATEGY, NEW ORGANIZATION AND CORPORATE EXECUTIVE BOARD

The revised business strategy and renewed business-area and organizational structure were announced in August.

The core business areas are Consumer Packaging, Publishing, Commercial Printing and Office Papers. The development possibilities of the Map Merchant paper merchanting business and the related potential for carrying out ownership arrangements are being assessed.

The company's main objective over the next few years is to achieve a clear improvement in profitability and internal efficiency.

The financial targets set were a return on capital employed of on average 10 per cent aover a business cycle and a gearing ratio that is to exceed 100 per cent. Total capital expenditures, including any acquisitions, will come to a maximum equal to about the amount of depreciation in 2005 and 2006.

According the revised business area and organizational structure, the management of each business area has total responsibility for the operations of the businesses including sales, marketing and production. In addition, management is responsible for implementing its business area's strategy and for profitability as well as for the return on capital employed.

Within the new organization, the heads of the business areas are members of the Corporate Executive Board. The tasks of the Corporate Executive Board are, among other things, to assess the strategy of each business area and the strategic investments, taking into account the company's financial targets.

The new organization came into effect on 1 September, 2004.

PRELIMINARY ESTIMATE OF THE IMPACT OF ADOPTING IFRS ACCOUNTING STANDARDS

M-real will make the transition from Finnish Accounting Standards (FAS) to International Financial Reporting Standards (IFRS) in its financial reporting as from the beginning of 2005. In August the company published an advance estimate of the financial effects of making the transition to IFRS.

NEAR-TERM OUTLOOK

The European economy has been slow to recover in 2004. Most of the indicators of the overall trend in the European economy are pointing towards a continuation in growth of approximately the current level. In the United States and Asia, on the other hand, economic growth has remained robust, though there are signs that growth is tapering off. The market price of crude oil has risen to a record level during the report period, raising the costs of industrial production. In addition, a further weakening of the US dollar would influence negatively on the competitiveness of the Western European forest industry.

The growth in demand for paper continued in the third quarter. M-real's paper deliveries to all the main markets increased, though production capacity was still underused. M-real's deliveries of paperboard remained at a good level and production capacity was nearly in full use. Demand for paper and paperboard is expected to hold up well in the last quarter of the year, but seasonal variation is likely to reduce delivery volumes compared with the third quarter. By the end of the year, prices of paper and folding boxboard are forecast to be at a somewhat higher level than in the third quarter.

Because of the high market price of crude oil, the prices of the oil-based raw materials used in M-real's products have risen, and this will have a negative impact on earnings in the last quarter.

M-real's fourth-quarter result before extraordinary items and excluding non-recurring items is forecast to be seasonally weaker than the third quarter.

Espoo, 29 October, 2004

BOARD OF DIRECTORS

BUSINESSES AND MARKET TRENDS

Cartons

	III 04	II 04	I 04	IV 03	III 03	I-III 04	I-III 03	II-III 04 change
Turnover	237.6	210.1	204.1	196.2	200.3	651.8	612.8	+13.1%
Operating result	10.7	9.8	14.0	-2.3	15.1	34.5	35.7	+9.2%
Operating result, %	4.5	4.7	6.9	-1.2	7.5	5.3	5.8	
Return on capital employed, %	5.6	4.9	6.7	-1.1	7.1	5.7	5.5	
Deliveries, 1,000 t	310	275	265	250	246	850	757	+12.7%
Paperboard production, 1,000 t	322	242	253	217	238	817	696	+33.1%
Capacity utilisation rate, %	96	86	89	79	87	90	86	

The operating result of the Cartons business was a profit EUR 10.7 million (a profit of EUR 9.8). The operating result includes write-downs of EUR 22.4 million on the fixed assests of the Savon Sellu fluting mill as well as the recognition of negative good will of EUR 14.3 million connected with the purchase of shares in Kemiart Liners Oy. The operating result excluding non-recurring items was a profit of EUR 18.8 million (a profit of 9.8). Profitability was improved mainly by lower fixed costs. The average capacity utilisation rate of the paperboard machines was 96 per cent (86). The average order book at the end of September was just under three weeks. Kemiart Liners is totally included in the figures of the third quarter.

Deliveries by west European folding boxboard producers totalled were at the level of the previous quarter. M-real's folding boxboard deliveries, excluding the growth in deliveries, which are due to the Kemiart Liners transaction were at the previous quarter's level. No major change took place in the selling price of folding boxboard.

The delivery volume of linerboard was at the previous quarter's level excluding the growth impact caused by the Kemiart Liners acquisition. There was no significant change in selling prices.

The delivery volume of fluting increased from the previous quarter. The delivery volume and selling price were increased especially in lower profitability markets outside Europe.

The Cartons business reported an operating profit in January-September of EUR 34,5 million (35.7). The operating profit, excluding the non-recurring items mentioned above, was EUR 42.6 million (35.7). The operating profit was improved by the growth in delivery volumes in all product groups as well as by the realized cost savings. The strengthening in the euro depressed the euro-denominated selling price within all product groups. Kemiart Liners is included in its entirety in the third-quarter result.

Graphics products and Speciality papers

	III 04	II 04	I 04	IV 03	III 03	I-III 04	I-III 03	II-III 04 change
Turnover	589.5	581.1	591.1	572.6	578.7	1,761.7	1,775.4	+1.4
Operating result	-33.2	-11.9	2.5	-12.8	10.0	-42.6	37.0	
Operating result, %	-5.6	-2.1	0.4	-2.2	1.7	-2.4	2.1	
Return on capital employed, %	-5.1	-1.6	0.5	-1.7	1.6	-2.0	-2.0	
Deliveries, 1,000 t	797	767	767	745	729	2,331	2,220	+3.9
Production, 1,000 t	814	763	775	708	719	2,352	2,204	+6.7
Capacity utilisation rate, %	90	85	87	80	83	87	85	

The Graphics products and Speciality papers business reported an operating loss of EUR 33.2 million (a loss of 11.9 million). The operating result includes write-downs of EUR 31.0 million on the fixed assets of the Reflex mill in Germany. Stripping out the write-downs, the operating result was a loss of EUR 2.2 million (a loss of 11.9 million). Profitability was improved mainly by the growth in delivery volumes. In addition, profitability in the previous quarter was burdened by the costs of annual maintenance shutdowns. The average order book at the end of September was just under three weeks.

Deliveries by west European producers of coated fine paper rose by 3 per cent and deliveries by producers of coated magazine paper rose by 2 per cent. M-real's delivery volume of coated fine paper rose by 6 per cent and the volume of coated magazine paper fell by 2 per cent. The volume of speciality paper delivered by M-real rose somewhat.

The capacity utilisation rate of the paper machines was 90 per cent (85). The order book at the end of September was slightly less than three weeks.

The average price of coated fine paper fell slightly and the price of coated magazine paper remained nearly at the previous quarter's level. The prices of speciality paper were on average down slightly on the previous quarter's level.

Compared with the previous year, the operating result in January-September was weakened by the 5 per cent fall in the price of coated fine paper and the 3 per cent fall in the price of coated magazine paper. The average price of speciality paper also fell. The strengthening in the euro depressed the average selling price within all product groups. The delivery volume of coated fine paper rose by 8 per cent and that of speciality paper by 1 per cent. The delivery volume of coated magazine paper fell by 8 per cent.

Offices

	III 04	II 04	I 04	IV 03	III 03	I-III 04	I-III 03	II-III 04 change
Turnover	167.1	158.5	180.3	169.5	151.3	505.9	513.4	+5.4%
Operating result	0.0	-6.2	3.5	8.6	3.9	-2.7	39.6	
Operating result, %	0.0	-3.9	2.0	5.1	2.6	-0.5	7.7	
Return on capital employed, %	0.0	-3.2	2.1	4.1	2.0	-0.4	5.8	
Deliveries, 1,000 t	246	228	254	209	207	728	682	+7.9%
Production, 1,000 t	241	243	247	203	200	731	670	-0.8%
Capacity utilisation rate, %	86	87	92	75	73	88	85	

The operating result of the Offices business was EUR 0.0 million (a loss of 6.2 million). Profitability was improved mainly by the growth in delivery volumes. Second-quarter profitability was furthermore burdened by the costs of annual maintenance shutdowns. Average selling prices fell somewhat.

Deliveries by west European producers of uncoated fine paper decreased by 2 per cent. The volume of products delivered by the Offices business grew by 8 per cent. The capacity utilisation rate of the paper machines was 86 per cent (87). The order book at the end of September was about two weeks.

Compared with the previous year, the operating result in January-September was weakened by the 9 per cent fall in the average selling price. The delivery volume rose markedly.

Map Merchant Group

	III 04	II 04	I 04	IV 03	III 03	I-III 04	I-III 03	II-III 04 change
Turnover	332.4	339.2	354.0	347.6	332.5	1,025.6	1,045.0	-2.0%
Operating result	0.9	3.0	3.8	0.4	-2.7	7.6	6.1	
Operating result, %	0.3	0.9	1.1	0.1	-0.8	0.7	0.6	
Return on capital employed, %	0.9	3.2	4.6	0.4	-2.3	3.0	2.5	
Deliveries, 1,000 t	321	319	338	327	312	978	956	+2.2%

The Map Merchant paper merchanting business reported an operating profit of EUR 0.9 million (3.0). Earnings were weakened by the rise in delivery expenses as well as by seasonal factors.

Earnings in the January-September period were at the level of the same period last year.

m·real

M-REAL-GROUP (all figures are unaudited)

PROFIT AND LOSS ACCOUNT (EUR million)	1-9/04	1-9/03	Change	1-12/03	7-9/04
Turnover	**4 077.5**	**4 569.9**	**-492.4**	**6 044.1**	**1 362.7**
Interest in associated companies	-4.7	-1.1	-3.6	-5.2	-1.0
Other operating income	63.7	50.0	13.7	73.8	23.9
Operating expenses	3 821.7	4 147.4	325.7	5 557.9	1 265.9
Depreciation	362.0	360.3	-1.7	481.0	147.8
Operating profit	**-47.2**	**111.1**	**-158.3**	**73.8**	**-28.1**
% of turnover	-1.2	2.4		1.2	-2.1
Net exchange gains/losses	4.4	11.0	-6.6	20.7	0.0
Other financial income and expenses	-94.6	-97.1	2.5	-174.7	-31.4
Profit before extraordinary items	**-137.4**	**25.0**	**-162.4**	**-80.2**	**-59.5**
% of turnover	-3.4	0.5		-1.3	-4.4
Extraordinary items	195.0	0.0	195.0	-15.1	0.0
Profit before taxes and minority interest	**57.6**	**25.0**	**32.6**	**-95.3**	**-59.5**
% of turnover	1.4	0.5		-1.6	-4.4
Taxes	-7.1	-23.0	15.9	-0.7	-1.7
Minority interest	-1.7	-1.0	-0.7	1.0	-0.9
Profit for the period	**48.8**	**1.0**	**47.8**	**-95.0**	**-62.1**
% of turnover	1.2	0.0		-1.6	-4.5

Taxes include taxes corresponding to profit for the period.

BALANCE SHEET (EUR million)	9/2004	%	9/2003	%
Assets				
Fixed assets	4 222.6	65.5	4 806.2	67.0
Current assets				
Inventories	747.7	11.6	822.2	11.5
Other current assets	1 275.6	19.8	1 381.6	19.3
Liquid funds	200.6	3.1	158.4	2.2
Total	**6 446.5**	**100.0**	**7 168.4**	**100.0**
Liabilities				
Shareholders´ equity	2 241.4	34.8	2 349.7	32.8
Minority interest	28.3	0.4	22.3	0.3
Provisions for liabilities and charges	55.6	0.9	58.6	0.8
Long-term liabilities	1 997.3	31.0	2 904.3	40.5
Short-term liabilities	2 123.9	32.9	1 833.5	25.6
Total	**6 446.5**	**100.0**	**7 168.4**	**100.0**

BALANCE SHEET (EUR million)	12/2003	%
Assets		
Fixed assets	4 768.7	67.1
Current assets		
Inventories	802.0	11.3
Other current assets	1 351.9	19.0
Liquid funds	183.6	2.6
Total	**7 106.2**	**100.0**
Liabilities		
Shareholders´ equity	2 245.3	31.6
Minority interest	18.9	0.3
Provisions for liabilities and charges	77.4	1.1
Long-term liabilities	3 030.6	42.6
Short-term liabilities	1 734.0	24.4
Total	**7 106.2**	**100.0**

CASH FLOW STATEMENTS (EUR million)	1-9/04	1-9/03	1-12/03	7-9/04
Profit before extraordinary items	-137.4	25.0	-80.2	-59.5
Depreciation	362.0	360.3	481.0	147.8
Taxation	-19.1	-38.7	-19.0	-10.9
Other changes	14.3	8.2	35.5	11.8
Funds from operations	**219.8**	**354.8**	**417.3**	**89.2**
Change in working capital	-64.0	-62.3	7.8	-12.2
Cash flow from operations	**155.8**	**292.5**	**425.1**	77.0
Gross capital expenditures [1]	-159.1	-289.9	-396.7	-74.9
Disposal and other changes in fixed assets	425.9	0.0	-2.5	0.0
Cash flow after capital expenditure	**422.6**	**2.6**	**25.9**	**2.1**
Share issue	340.8	0.0	0.0	340.8
Interest-bearing net debt of companies acquired and divested	121.0	-8.5	-8.5	-6.9
Dividend	-53.7	-107.4	-107.4	0.0
Change in interest-bearing liabilities (+ decrease/- increase)	**830.7**	**-113.3**	**-90.0**	**336.0**

[1] Excl. interest-bearing net debt of acquired companies.

KEY FIGURES	1-9/04	1-9/03	1-12/03	7-9/04
Earnings per share, EUR	-0.69	0.01	-0.51	-0.34
Return on capital employed, %	-0.8	2.9	1.6	-1.9
Return on equity, %	-7.2	0.1	-3.8	-10.6
Gross capital expenditures, EUR million [1]	159	290	397	75
Personnel, average	16 726	20 562	20 372	16 843

[1] Excl. interest-bearing net debt of acquired companies.

	9/04	9/03	12/03
Shareholders´ equity per share, EUR	12.52	13.13	12.54
Equity ratio, %	37.2	33.1	31.9
Gearing ratio, %	100	132	137

Securities and guarantees, EUR million	9/04	9/03	12/03
For own loans	218	400	287
For associated companies	1	0	1
For affiliated companies	7	5	5
For others	11	10	15
Total	237	415	308

Open derivative contracts, EUR million	9/04	9/03	12/03
Interest rate derivatives	14 476	13 214	13 017
Currency derivatives	4 752	6 616	4 601
Other derivatives	5	0	0
Total	19 233	19 830	17 618

The fair value of open derivative contracts calculated at market value at the end of the review period was -11.9 EUR million (-32.2).

TURNOVER EUR Million	Quarter I-III 2004	I-III 2003	Quarterly III 04	II 04	I 04	IV 03	III 03
Cartons	651.8	612.8	237.6	210.1	204.1	196.2	200.3
Graphics products and Speciality papers	1761.7	1775.4	589.5	581.1	591.1	572.6	578.7
Offices	505.9	513.4	167.1	158.5	180.3	169.5	151.3
Map Merchant Group	1025.6	1045.0	332.4	339.2	354.0	347.6	332.5
Internal sales and other operations	132.4	623.3	36.1	44.4	52.0	188.3	204.4
GROUP TOTAL	4077.5	4569.9	1362.7	1333.3	1381.5	1474.2	1467.2

TURNOVER EUR Million	II 03	I 03	IV 02
Cartons	196.9	215.6	212.5
Graphics products and Speciality papers	574.6	622.1	586.6
Offices	170.5	191.6	200.8
Map Merchant Group	345.0	367.5	375.0
Internal sales and other operations	220.8	198.1	212.4
GROUP TOTAL	1507.8	1594.9	1587.3

OPERATING PROFIT AND RESULT EUR Million	Quarter I-III 2004	I-III 2003	Quarterly III 04	II 04	I 04	IV 03	III 03
Cartons	34.5	35.7	10.7	9.8	14.0	-2.3	15.1
Graphics products and Speciality papers	-42.6	37.0	-33.2	-11.9	2.5	-12.8	10.0
Offices	-2.7	39.6	0.0	-6.2	3.5	8.6	3.9
Map Merchant Group	7.6	6.1	0.9	3.0	3.8	0.4	-2.7
Other operations	-44.0	-7.3	-6.5	-14.5	-23.0	-31.2	2.6
OPERATING PROFIT	-47.2	111.1	-28.1	-19.9	0.8	-37.3	28.9
% of turnover	-1.2	2.4	-2.1	-1.5	0.1	-2.5	2.0
Net exchange gains/ losses	4.4	11.0	0.0	-0.8	5.2	9.7	-0.5
Other financial income and expenses	-94.6	-97.1	-31.4	-28.9	-34.3	-77.6	-32.3
PROFIT BEFORE EXTRAORDINARY ITEMS	-137.4	25.0	-59.5	-49.6	-28.3	-105.2	-3.9
% of turnover	-3.4	0.5	-4.4	-3.7	-2.1	-7.1	-0.3

OPERATING PROFIT AND RESULT EUR Million	II 03	I 03	IV 02
Cartons	2.5	18.1	6.7
Graphics products and Speciality papers	-2.1	29.1	25.7
Offices	13.9	21.8	19.6
Map Merchant Group	3.4	5.4	-9.3
Other operations	-2.9	-7.0	8.0
OPERATING PROFIT	14.8	67.4	50.7
% of turnover	1.0	4.2	3.2
Net exchange gains/ losses	5.3	6.2	5.0
Other financial income and expenses	-29.8	-35.0	-45.6
PROFIT BEFORE EXTRAORDINARY ITEMS	-9.7	38.6	10.1
% of turnover	-0.6	2.4	0.6

OPERATING PROFIT, %	Quarter		Quarterly				
	I-III 2004	I-III 2003	III 04	II 04	I 04	IV 03	III 03
Cartons	5.3	5.8	4.5	4.7	6.9	-1.2	7.5
Graphics products and Speciality papers	-2.4	2.1	-5.6	-2.1	0.4	-2.2	1.7
Offices	-0.5	7.7	0.0	-3.9	2.0	5.1	2.6
Map Merchant Group	0.7	0.6	0.3	0.9	1.1	0.1	-0.8
GROUP TOTAL	-1.2	2.4	-2.1	-1.5	0.1	-2.5	2.0

OPERATING PROFIT, %	II 03	I 03	IV 02
Cartons	1.2	8.4	3.2
Graphics products and Speciality papers	-0.4	4.7	4.4
Offices	8.2	11.4	9.8
Map Merchant Group	1.0	1.5	-2.5
GROUP TOTAL	1.0	4.2	3.2

RETURN ON CAPITAL EMPLOYED, %	Quarter I-III 2004	Quarter I-III 2003	Year 2003
Cartons	5.7	5.5	3.9
Graphics products and Speciality papers	-2.0	2.0	1.0
Offices	-0.4	5.8	5.4
Map Merchant Group	3.0	2.5	2.0
GROUP TOTAL	-0.8	2.9	1.6

CAPITAL EMPLOYED, EUR Million	30.9.04	30.9.03	31.12.03
Cartons,	897.6	908.5	882.1
Graphics products and Speciality papers	2 662.5	2 852.9	2 849.7
Offices	902.4	860.0	839.0
Map Merchant Group	397.5	381.9	383.2
Other assets	-32.2	792.3	734.4
GROUP TOTAL	4 827.8	5 795.6	5 688.4

PERSONNEL, average	Quarter I-III 2004	Quarter I-III 2003	Year 2003
Cartons	2 888	3 024	2 970
Graphics products and Speciality papers	6 713	7 039	6 957
Offices	2 048	2 123	2 107
Map Merchant Group	2 524	2 566	2 554
Other operations	2 553	5 810	5 784
GROUP TOTAL	16 726	20 562	20 372

DELIVERIES 1000 tons	Quarter I-III 2004	Quarter I-III 2003	Quarterly III 04	II 04	I 04	IV 03	III 03
Cartons [1]	850	757	310	275	265	250	246
Graphics products and Speciality papers	2331	2220	797	767	767	745	729
Offices	728	682	246	228	254	209	207
Paper businesses total	3059	2902	1043	995	1021	955	937
Map Merchant Group	978	956	321	319	338	327	312

DELIVERIES 1000 tons	II 03	I 03	IV 02
Cartons [1]	246	265	270
Graphics products and Speciality papers	727	763	717
Offices	229	246	211
Paper businesses total	956	1009	928
Map Merchant Group	317	328	317

PRODUCTION 1000 tons	Quarter I-III 2004	Quarter I-III 2003	Quarterly III 04	II 04	I 04	IV 03	III 03
Cartons paperboard mills [1]	817	696	322	242	253	217	238
Graphics products and Speciality papers	2352	2204	814	763	775	708	719
Offices	731	670	241	243	247	203	200
Paper mills total	3083	2873	1055	1006	1022	912	919
Metsä-Botnia´s pulp [2]	869	854	290	279	300	270	305
M-real´s pulp	1134	1071	384	369	381	368	350

PRODUCTION 1000 tons	II 03	I 03	IV 02
Cartons paperboard mills [1]	208	250	247
Graphics products and Speciality papers	718	767	713
Offices	233	237	207
Paper mills total	950	1004	921
Metsä-Botnia´s pulp [2]	269	280	249
M-real´s pulp	355	366	358

[1] Equals to M-real´s ownership (47 % in Kemiart Liners until QII 2004 and 100% in QIII 2004).
[2] Equals to M-real´s ownership (47 % in Metsä-Botnia).

OPERATING RATES, %	Quarter		Quarterly				
	I-III 2004	I-III 2003	III 04	II 04	I 04	IV 03	III 03
Cartons paperboard mills	90	86	96	86	89	79	87
Graphics products and Speciality papers	87	85	90	85	87	80	83
Offices	88	85	86	87	92	75	73
Paper mills total	88	85	89	86	88	79	80

OPERATING RATES, %	II 03	I 03	IV 02
Cartons paperboard mills	78	94	93
Graphics products and Speciality papers	83	89	82
Offices	89	93	79
Paper mills total	84	90	82

M-REAL CORPORATION

Hannu Anttila
Senior Executive Vice President and COO

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Press releases

M-real Corporation Stock Exchange Bulletin 26.7.2004 at 1.00 p.m.

Operating loss of EUR 19.9 million, earnings per share: EUR 0.18 negative

The M-real Group's operating result fell to a loss of EUR 19.9 million in the second quarter from a profit of EUR 0.8 million in the previous quarter. Compared with the first quarter, the operating result was weakened mainly by the costs of annual maintenance shutdowns, the increased share of paper deliveries to the lower profitability markets outside Western Europe as well as the lower selling price and the seasonally lower delivery volume of uncoated fine paper.

The lowering of Finland's corporate tax rate reduced the deferred tax liability by EUR 21.4 million.

Key figures:
- Operating result: a loss of EUR 19.9 million (profit of 0.8 million in the previous quarter)
- The result before extraordinary items was a loss of EUR 49.6 million (a loss of 28.3)
- Earnings per share: EUR 0.18 negative (0.17 negative)
- Result for the reporting period: a net loss of EUR 31.5 million (profit of 142.4).
- Cash flow from operations: EUR 0.7 million negative (79.5 positive)
- Return on capital employed: 1.0 per cent negative (0.3 positive)
- Turnover: EUR 1,333.3 million (1,381.5).
- Equity ratio at the end of the period: 35.8 per cent (35.8)
- Capacity utilization rate at the paperboard mills: 86 per cent (89); capacity utilization rate at the paper mills: 86 per cent (88)

The profitability of all businesses weakened. The decline in the profitability of the Cartons business was due to the costs resulting from annual maintenance shutdowns. The profitability of the Graphics products and Speciality papers business was furthermore hurt by the increased share of deliveries to the lower profitability markets outside Western Europe. The profitability of the Offices business were weakened - in addition to the above-mentioned factors - by the seasonal drop in delivery volumes and a lower selling price.

Demand for paper has picked up in the first part of the year. M-real's paperboard deliveries have grown markedly in the first half.

The price of coated fine paper remained at nearly the level of the previous quarter, whereas the price of coated magazine paper declined somewhat. In the last quarter of 2003 as well as in March 2004, M-real announced price increases of 5-7 per cent in coated fine papers in Europe, the Middle East and Asia. For the most part, the sought-after price increases have failed to go through owing to overcapacity in the industry and tough competition.

"The prices of our main products is still unsatisfactory. I believe, however, that if the growth in demand continues, we'll be able to raise the price of paper, at least for coated grades, during the coming autumn," says President and CEO Jouko M. Jaakkola, commenting on the market situation.

Reviewing the near-term outlook, Jaakkola said, "It will nevertheless take time for selling prices to increase, and in the third quarter we're only expecting a slight seasonal improvement in profitability compared with the second quarter. In the beginning of year 2004 we announced a new EUR 200 million cost-savings and efficiency improvement programme. Our estimate for this year's savings under the EUR 200

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million programme has been revised to EUR 30 million."

Q2 Full Report as PDF

M-REAL CORPORATION

Corporate communications

For further information, contact Jouko M. Jaakkola, President and CEO, tel. +358 10 469 4118 or Juhani Pöhö, Senior Vice President and CFO, tel. +358 10 469 5283

OPERATING LOSS OF EUR 19.9 MILLION, EARNINGS PER SHARE: EUR 0.18 NEGATIVE

The M-real Group's operating result fell to a loss of EUR 19.9 million in the second quarter from a profit of EUR 0.8 million in the previous quarter. Compared with the first quarter, the operating result was weakened mainly by the costs of annual maintenance shutdowns, the increased share of paper deliveries to the lower profitability markets outside Western Europe as well as the lower selling price and the seasonally lower delivery volume of uncoated fine paper.

The lowering of Finland's corporate tax rate reduced the deferred tax liability by EUR 21.4 million.

Key figures:
- Operating result: a loss of EUR 19.9 million (profit of 0.8 million in the previous quarter)
- The result before extraordinary items was a loss of EUR 49.6 million (a loss of 28.3)
- Earnings per share: EUR 0.18 negative (0.17 negative)
- Result for the reporting period: a net loss of EUR 31.5 million (profit of 142.4).
- Cash flow from operations: EUR 0.7 million negative (79.5 positive)
- Return on capital employed: 1.0 per cent negative (0.3 positive)
- Turnover: EUR 1,333.3 million (1,381.5).
- Equity ratio at the end of the period: 35.8 per cent (35.8)
- Capacity utilization rate at the paperboard mills: 86 per cent (89); capacity utilization rate at the paper mills: 86 per cent (88)

The profitability of all businesses weakened. The decline in the profitability of the Cartons business was due to the costs resulting from annual maintenance shutdowns. The profitability of the Graphics products and Speciality papers business was furthermore hurt by the increased share of deliveries to the lower profitability markets outside Western Europe. The profitability of the Offices business were weakened – in addition to the above-mentioned factors – by the seasonal drop in delivery volumes and a lower selling price.

Demand for paper has picked up in the first part of the year. M-real's paperboard deliveries have grown markedly in the first half.

The price of coated fine paper remained at nearly the level of the previous quarter, whereas the price of coated magazine paper declined somewhat. In the last quarter of 2003 as well as in March 2004, M-real announced price increases of 5-7 per cent in coated fine papers in Europe, the Middle East and Asia. For the most part, the sought-after price increases have failed to go through owing to overcapacity in the industry and tough competition.

"The prices of our main products is still unsatisfactory. I believe, however, that if the growth in demand continues, we'll be able to raise the price of paper, at least for coated grades, during the coming autumn," says President and CEO Jouko M. Jaakkola, commenting on the market situation.

Reviewing the near-term outlook, Jaakkola said, "It will nevertheless take time for selling prices to increase, and in the third quarter we're only expecting a slight seasonal improvement in profitability compared with the second quarter. In the beginning of year 2004 we announced a new EUR 200 million cost-savings and efficiency improvement programme. Our estimate for this year's savings under the EUR 200 million programme has been revised to EUR 30 million."

M-REAL CORPORATION

Corporate communications

For further information, contact Jouko M. Jaakkola, President and CEO, tel. +358 10 469 4118 or Juhani Pöhö, Senior Vice President and CFO, tel. +358 10 469 5283

m·real

M-REAL CORPORATION

INTERIM REPORT 1 JANUARY - 30 JUNE 2004

APRIL-JUNE EARNINGS COMPARED WITH THE PREVIOUS QUARTER

In the second quarter M-real Group's operating result was a loss of EUR 19.9 million (Jan.-Mar. 2004: profit of EUR 0.8 million). The operating result does not include non-recurring income or expenses. The operating result was weakened by the costs of annual maintenance shutdowns, the increased share of paper deliveries to the lower profitability markets outside Western Europe as well as the lower selling price and seasonally lower delivery volume of uncoated fine paper.

The profitability of all the businesses weakened.

Deliveries of paperboard to customers totalled 275,000 tonnes (265,000 tonnes). Because of the imbalance between supply and demand, production was curtailed by 21,000 tonnes (37,000) in line with demand. The capacity utilization rate at the mills was 86 per cent (89).

Paper deliveries from the mills totalled 995,000 tonnes (1,021,000). Production curtailments amounted to 104,000 tonnes (110,000). The capacity utilization rate at the mills was 86 per cent (88).

The effect of currency hedging on the operating result was a loss of EUR 3.2 million (a loss of 12.5 million). At the end of June, the exchange rate of the United States dollar against the euro was 0.6 per cent higher and the rate of the British pound against the euro 0.7 per cent lower than at the end of March. On average, the dollar strengthened by 3.7 per cent and sterling by 1.9 per cent compared with the previous quarter.

Turnover was EUR 1,333.3 million (1,381.5). Comparable turnover was down 3.5 per cent.

Financial income and expenses resulted in a loss of EUR 29.7 million (a loss of 29.1 million). They include a net exchange rate loss of EUR 0.8 million on financial items (a gain of 5.2) as well as net interest and other financial expenses of EUR 28.9 million (34.3).

Other operating income amounted to EUR 24.1 million (15.7). The sum does not include non-recurring items.

The result before extraordinary items was a loss of EUR 49.6 million (a loss of 28.3 million).

A loss of EUR 31.5 million was posted for the reporting period (profit of 142.4 million). Taxes, including the change in the deferred tax liability, were EUR 18.4 million negative (23.8). The deferred tax liability decreased by a total of EUR 21.4 million owing to the lowering of Finland's corporate tax rate from 29 per cent to 26 per cent. The result for the reporting period improved by a corresponding amount.

Earnings per share were EUR 0.18 negative (0.17 negative).

The return on capital employed was 1.0 per cent negative (0.3 positive). The return on equity was 5.4 per cent negative (5.2 negative).

EARNINGS IN JANUARY-JUNE COMPARED WITH THE SAME PERIOD OF 2003

The operating result in the January - June period was a loss of EUR 19.1 million (profit of 82.2). Profitability was weakened above all by the lower selling price of paper as well as the 11 per cent fall in the exchange rate of the US dollar. The operating result was also reduced by the divestment of Metsä Tissue in January 2004.

Apart from Cartons, the profitability of all the businesses weakened.

Deliveries of paperboard to customers totalled 540,000 tonnes (511,000 tonnes). Production was curtailed by 58,000 tonnes in line with demand (73,000). The capacity utilization rate was 87 per cent (86).

The total volume of paper delivered was 2,016,000 tonnes (1,965,000). Production curtailments amounted to 214,000 tonnes (225,000). The capacity utilization rate of the paper mills was 87 per cent (87).

Turnover was EUR 2,714.8 million (3,102.7). Turnover was lowered by the same factors as impacted the operating result. In comparable terms, the fall in turnover was 2.6 per cent.

The result before extraordinary items was a loss of EUR 77.9 million (a profit of 28.9 million). The result for the comparison period includes an EUR 8.2 million non-recurring income item that was booked to financial income and expenses.

PERSONNEL

The number of personnel at the end of June was 17,163 employees (19,636 employees at 31 December 2003), of which 5,879 employees worked in Finland (5,835). The net reduction in personnel was 2,473 employees. Acquisitions and divestments resulted in a net decrease of 3,155 employees in the headcount.

The Group's personnel includes 47 per cent of Metsä-Botnia's employees.

CAPITAL EXPENDITURES

Capital expenditures on fixed assets totalled EUR 84 million in January-June (Jan.-Jun. 2003: 89). In addition, in the comparison period EUR 154 million was paid for the shares of acquired companies.

The investment project in the new BCTMP mill in Kaskinen, which will have a total price tag of EUR 180 million, is progressing according to plans. The earthworks have been completed for the most part and construction of the mill building got under way at the beginning of July. The mill will have an annual capacity of 300,000 tonnes of bleached BCTMP pulp and is set to come on stream in August 2005.

ACQUISITIONS, DIVESTMENTS AND RESTRUCTURING

At the beginning of January, a 66 per cent stake in Metsä Tissue was sold to Metsäliitto Osuuskunta in accordance with a Letter of Intent. In addition, 17 per cent was sold to the Tapiola Group. At the end of January, the remaining 17 per cent was sold to Varma Mutual Pension Insurance Company (9.86 per cent) and Sampo Life Insurance Company Limited (7.14 per cent). The transactions were carried out on the same terms and conditions and were based on a debt-free value of EUR 570 million. The after-tax capital gain on the disposals was about EUR 173 million.

FINANCING

Interest-bearing net liabilities amounted to EUR 2,614 million at the end of June (Dec. 2003: 3,109).

The equity ratio was 35.8 per cent (Dec. 2003: 31.9) and the gearing ratio was 113 per cent (Dec. 2003: 137).

Liquidity is good. Liquidity at the end of June was EUR 1,744 million, of which EUR 1,608 million consisted of binding long-term credit commitments and EUR 136 million represented liquid funds and investments (184). In addition, to meet its short-term financing needs, the Group had at its disposal non-binding domestic and foreign commercial paper programmes and credit facilities amounting to about EUR 600 million.

At the end the reporting period an average of 4 months of net foreign currency exposure was hedged. The degree of hedging during the period varied between 4 and 5 months. At the end of the reporting period, about 92 per cent of the shareholders' equity not in euros was hedged. At the end of the period the Group's liabilities were tied to fixed interest rates for a period of 19 months. During the reporting period the interest rate maturity has varied from 18 to 24 months.

In April, private placements to a total of EUR 120 million were drawn down within the framework of the Medium-Term-Note programme.

SHARES

The highest price of M-real's Series B share on Helsinki Exchanges during the January-June period was EUR 8.19 and the lowest price was EUR 6.52. The average share price was EUR 7.33. In 2003 the average price was EUR 7.26. The price of the Series B share was EUR 7.45 at the end of the reporting period on 30 June 2004.

Turnover of the Series B share was EUR 359 million, or 34 per cent of the shares outstanding. The market capitalization of the Series A and B shares at 30 June 2004 totalled EUR 1,332 million.

At 30 June 2004 Metsäliitto Osuuskunta owned 38.5 per cent of M-real Corporation's shares and the voting rights conferred by these shares was 64.2 per cent. International investors owned 36.1 per cent of the shares.

The Board of Directors does not have current authorizations to carry out share issues or issues of convertible bonds or bonds with warrants.

CORPORATE GOVERNANCE

In accordance with the new Helsinki Exchanges recommendation on the corporate governance of listed companies, M-real Corporation's Board of Directors decided at the beginning of April to set up an Audit Committee, a Compensation Committee and a Nomination Committee. Each committee will assist the Board of Directors in preparing matters within its own area of responsibility. The Board has furthermore confirmed written rules of procedure for the committees.

The members of the Audit Committee are Asmo Kalpala (chairman), CEO of Tapiola Group, Kim Gran, President of Nokian Tyres plc and Erkki Karmila, Executive Vice President of Nordic Investment Bank.

The members of the Compensation Committee are Antti Oksanen (chairman), President of Metsäliitto Group, Erkki Karmila, Executive Vice President of Nordic Investment Bank, and Arimo Uusitalo, Titular Farming Counsellor.

The members of the Nomination Committee are Arimo Uusitalo (chairman), Titular Farming Counsellor, Runar Lillandt, Titular Farming Counsellor, and Antti Tanskanen, CEO of the OP Bank Group.

INVESTIGATIONS BY THE EU COMMISSION'S COMPETITION AUTHORITIES

On 25 May 2004 the EU Commission's competition authorities made a visit of inspection at M-real's various offices. The visit was connected with the competition authorities' investigations into alleged cooperation with competitors in the fine paper segment.

M-real has commissioned Herbert Smith, an international law firm, to go through the documents that were handed over to the competition authorities during the visit of inspection and to conduct the internal investigations, which are continuing.

Related class action complaints have been brought against M-real in the United States.

NEW PRESIDENT AND CEO

In June M-real's Board of Directors appointed Hannu Anttila, 49, M.Sc. (Econ.), as the company's new President and CEO. Mr Anttila took over as M-real's Senior Executive Vice President on 1 July 2004. He will become Chief Operating Officer on 1 October 2004 and President and CEO on 1 January 2005, when the present CEO, Jouko M. Jaakkola, retires.

NEAR-TERM OUTLOOK

The European economy has been slow to recover in the first part of the year. Most of the indicators of the overall economic trend are pointing to a continuation of the revival in the European economy, though growth forecasts for 2004 have been adjusted downward. In the United States and Asia, on the other hand, economic growth has remained robust, though there are signs that growth is tapering off.

Demand for paper has grown in the first part of the year. M-real's deliveries, especially to markets outside western Europe, have increased. The growth in demand is expected to continue as the European economy revives. The markets for M-real's paper grades are still characterized by oversupply, and production will have to be curtailed in line with demand. A major change in the average price of paper and folding boxboard is not expected to take place in the third quarter.

M-real's third-quarter result before extraordinary items and excluding non-recurring items is expected to be seasonally somewhat better than the second quarter.

Espoo, 26 July 2004

BOARD OF DIRECTORS

m-real

BUSINESSES AND MARKET TRENDS

Cartons

	II 04	I 04	IV 03	III 03	II 03	I-II 04	I-II 03	I-II 04 change
Turnover	210.1	204.1	196.2	200.3	196.9	414.2	412.5	+2.9%
Operating result	9.8	14.0	-2.3	15.1	2.5	23.8	20.6	-30.0%
Operating result, %	4.7	6.9	-1.2	7.5	1.2	5.7	5.0	
Return on capital employed, %	4.9	6.7	-1.1	7.1	1.5	5.8	4.8	
Deliveries, 1,000 t	275	265	250	246	246	540	511	+3.8%
Paperboard production, 1,000 t	242	253	217	238	208	495	458	-4.4%
Capacity utilization rate, %	86	89	79	87	78	87	86	

The Cartons business posted operating profit of EUR 9.8 million (14.0). The weakening in profitability was due mainly to the costs of annual maintenance shutdowns. The average capacity utilization rate of the paperboard machines was 86 per cent (89). The average order book at the end of June was about three weeks.

Deliveries by west European folding boxboard producers were at the level of the previous quarter. M-real's deliveries of folding boxboard grew by 5 per cent. Growth was strongest in North America. No major change took place in the selling price of folding boxboard.

The delivery volume and selling price of linerboard was at the level of the previous quarter. The price increases announced for the second quarter failed for the most part to go through.

The volume of fluting delivered rose markedly from the low level of the previous quarter. The price increases announced for the second quarter were implemented, but the selling price is still at an unsatisfactory level.

The operating result for January-June improved by 16 per cent on the same period last year. The operating result was improved by the increased delivery volume in all product groups as well as the cost savings that were realized. The strengthening of the euro depressed the euro-denominated selling price within all product groups.

Graphics products and Speciality papers

	II 04	I 04	IV 03	III 03	II 03	I-II 04	I-II 03	I-II 04 change
Turnover	581.1	591.1	572.6	578.7	574.6	1,172.2	1,196.7	-1.7%
Operating result	-11.9	2.5	-12.8	10.0	-2.1	-9.4	27.0	
Operating result, %	-2.1	0.4	-2.2	1.7	-0.4	-0.8	2.3	
Return on capital employed, %	-1.6	0.5	-1.7	1.6	-0.2	-0.6	2.2	
Deliveries, 1,000 t	767	767	745	729	727	1,534	1,491	+0.0%
Production, 1,000 t	763	775	708	719	718	1,538	1,485	-1.6%
Capacity utilization rate, %	85	87	80	83	83	86	86	

The Graphics products and Speciality papers business reported an operating loss of EUR 11.9 million (a profit of 2.5 million). The operating result was weakened above all by the costs of annual

maintenance shutdowns as well as the increased share of deliveries to the lower profitability markets outside Western Europe.

Deliveries by west European producers of coated fine paper fell by 4 per cent and deliveries by producers of coated magazine paper rose by 4 per cent. M-real's delivery volume of coated fine paper rose by one per cent and the volume of coated magazine paper by 2 per cent. M-real's delivery volume for speciality paper fell.

The capacity utilization rate of the paper machines was 85 per cent (87). The order book at the end of June was slightly more than two weeks.

The average price of coated fine paper remained nearly at the level of the previous quarter and the price of coated magazine paper fell somewhat compared with the previous quarter. The price increases in fine paper products that were announced for the second quarter largely failed to go through. Prices of speciality papers were on average at the previous quarter's level.

Compared with the previous year, the operating result in January-June was weakened by the 5 per cent fall in the price of coated fine paper and the 3 per cent fall in the price of coated magazine paper. The average price of speciality paper also fell. The strengthening of the euro depressed the average selling price within all product groups. The delivery volume of coated fine paper rose by 6 per cent and that of speciality paper by 3 per cent. The delivery volume of coated magazine paper fell by 9 per cent.

Offices

	II 04	I 04	IV 03	III 03	II 03	I-II 04	I-II 03	I-II 04 change
Turnover	153.1	175.8	169.5	151.3	170.5	328.9	362.1	-12.9%
Operating result	-6.2	3.5	8.6	3.9	13.9	-2.7	35.7	
Operating result, %	-4.1	2.0	5.1	2.6	8.2	-0.8	9.9	
Return on capital employed, %	-3.2	2.1	4.1	2.0	5.7	-0.5	7.6	
Deliveries, 1,000 t	228	254	209	207	229	482	475	-10.2%
Production, 1,000 t	243	247	203	200	233	490	470	-1.6%
Capacity utilization rate, %	87	92	75	72	89	89	91	

The Offices business reported an operating loss of EUR 6.2 million (a profit of 3.5 million). Profitability was weakened by the lower delivery volume, the costs of annual maintenance shutdowns, a lower selling price and a less favorable sales mix.

Deliveries by west European producers of uncoated fine paper fell by 3 per cent. The volume of products delivered by the Offices business was down 10 per cent, though it was at the level of the second quarter of 2003. The capacity utilization rate of the paper machines was 87 per cent (92). The order book at the end of June was slightly more than three weeks.

Compared with the previous year, the operating result in January-June was weakened by the 9 per cent fall in the average selling price. The delivery volume was up somewhat.

Map Merchant Group

	II 04	I 04	IV 03	III 03	II 03	I-II 04	I-II 03	I-II 04 change
Turnover	339.2	354.0	347.6	332.5	345.0	693.2	712.5	-4.2%
Operating result	3.0	3.8	0.4	-2.7	3.4	6.7	8.8	-21.0%
Operating result, %	0.9	1.1	0.1	-0.8	1.0	1.0	1.2	
Return on capital employed, %	3.2	4.6	0.4	-2.3	4.0	3.9	4.9	
Deliveries, 1,000 t	319	333	327	312	317	652	644	+1.2%

The operating result of the Map paper merchanting business was a profit of EUR 3.0 million (3.8). The delivery volume fell in accordance with the normal seasonal trend. The efficiency-boosting measures that have been carried out trimmed operating expenses further.

The result in January-June was lower than in the same period of last year.

M-REAL-GROUP (all figures unaudited)

PROFIT AND LOSS ACCOUNT (EUR million)	1-6/04	1-6/03	Change	1-12/03	4-6/04
Turnover	2 714.8	3 102.7	-387.9	6 044.1	1 333.3
Interest in associated companies	-3.7	-8.3	4.6	-5.2	-1.8
Other operating income	39.8	35.3	4.5	73.8	24.1
Operating expenses	2 555.8	2 807.9	252.1	5 557.9	1 267.8
Depreciation	214.2	239.6	25.4	481.0	107.7
Operating profit	-19.1	82.2	-101.3	73.8	-19.9
% of turnover	-0.7	2.6		1.2	-1.5
Net exchange gains/losses	4.4	11.5	-7.1	20.7	-0.8
Other financial income and expenses	-63.2	-64.8	1.6	-174.7	-28.9
Profit before extraordinary items	-77.9	28.9	-106.8	-80.2	-49.6
% of turnover	-2.9	0.9		-1.3	-3.7
Extraordinary items	195.0	0.0	195.0	-15.1	0.0
Profit before taxes and minority interest	117.1	28.9	88.2	-95.3	-49.6
% of turnover	4.3	0.9		-1.6	-3.7
Taxes	-5.4	-9.0	3.6	-0.7	18.4
Minority interest	-0.8	-0.9	0.1	1.0	-0.3
Profit for the period	110.9	19.0	91.9	-95.0	-31.5
% of turnover	4.1	0.6		-1.6	-2.4

Taxes include taxes corresponding to profit for the period.

BALANCE SHEET (EUR million)	6/2004	%	6/2003	%
Assets				
Fixed assets	4 298.7	66.2	4 860.1	67.2
Current assets				
Inventories	733.9	11.3	827.8	11.4
Other current assets	1 319.9	20.4	1 412.4	19.5
Liquid funds	136.2	2.1	136.7	1.9
Total	6 488.7	100.0	7 237.0	100.0
Liabilities				
Shareholders´ equity	2 303.3	35.5	2 359.6	32.6
Minority interest	18.6	0.3	23.1	0.3
Provisions for liabilities and charges	64.3	1.0	58.7	0.8
Long-term liabilities	2 237.4	34.5	2 962.0	40.9
Short-term liabilities	1 865.1	28.7	1 833.6	25.4
Total	6 488.7	100.0	7 237.0	100.0

BALANCE SHEET (EUR million)	12/2003	%
Assets		
Fixed assets	4 768.7	67.1
Current assets		
Inventories	802.0	11.3
Other current assets	1 351.9	19.0
Liquid funds	183.6	2.6
Total	7 106.2	100.0
Liabilities		
Shareholders´ equity	2 245.3	31.6
Minority interest	18.9	0.3
Provisions for liabilities and charges	77.4	1.1
Long-term liabilities	3 030.6	42.6
Short-term liabilities	1 734.0	24.4
Total	7 106,2	100,0

CASH FLOW STATEMENTS (EUR million)	1-6/04	1-6/03	1-12/03	4-6/04
Profit before extraordinary items	-77.9	28.9	-80.2	-49.6
Depreciation	214.2	239.6	481.0	107.7
Taxation	-8.2	-28.3	-19.0	-5.0
Other changes	2.5	23.5	35.5	7.7
Funds from operations	130.6	263.7	417.3	60.8
Change in working capital	-51.8	-78.9	7.8	-61.5
Cash flow from operations	78.8	184.8	425.1	-0.7
Gross capital expenditures	-84.2	-243.1	-396.7	-62.3
Disposal and other changes in fixed assets	425.9	0.0	-2.5	0.0
Cash flow after capital expenditure	420.5	-58.3	25.9	-63.0
Interest-bearing net debt of companies acquired and divested	127.9	-8.5	-8.5	0.0
Dividend	-53.7	-107.4	-107.4	0.0
Change in interest-bearing liabilities (+ decrease/- increase)	494.7	-174.2	-90.0	-63.0

KEY FIGURES	1-6/04	1-6/03	1-12/03	4-6/04
Earnings per share, EUR	-0.35	0.11	-0.51	-0.18
Return on capital employed, %	-0.3	3.2	1.6	-1.0
Return on equity, %	-5.3	1.6	-3.8	-5.4
Gross capital expenditures, EUR million [1]	84	243	397	62
Personnel, average	16 667	20 538	20 372	16 894

[1] Excl. interest-bearing net debt of acquired companies.

	6/04	6/03	12/03
Shareholders´ equity per share, EUR	12.87	13.18	12.54
Equity ratio, %	35.8	32.9	31.9
Gearing ratio, %	113	134	137

Securities and guarantees, EUR million	6/04	6/03	12/03
For own loans	221	474	287
For associated companies	1	0	1
For affiliated companies	7	5	5
For others	11	10	15
Total	240	489	308

Open derivative contracts, EUR million	6/04	6/03	12/03
Interest rate derivatives	14 206	11 189	13 017
Currency derivatives	4 624	7 118	4 601
Total	18 830	18 307	17 618

The fair value of open derivative contracts calculated at market value at the end of the review period was -4,8 EUR million (-10,5).

TURNOVER EUR Million	Quarter I-II 2004	Quarter I-II 2003	Quarterly II 04	I 04	IV 03	III 03	II 03
Cartons	414.2	412.5	210.1	204.1	196.2	200.3	196.9
Graphics products and Speciality papers	1172.2	1196.7	581.1	591.1	572.6	578.7	574.6
Offices	328.9	362.1	153.1	175.8	169.5	151.3	170.5
Map Merchant Group	693.2	712.5	339.2	354.0	347.6	332.5	345.0
Internal sales and other operations	106.3	418.9	49.8	56.5	188.3	204.4	220.8
GROUP TOTAL	2714.8	3102.7	1333.3	1381.5	1474.2	1467.2	1507.8

TURNOVER EUR Million	I 03	IV 02	III 02
Cartons	215.6	212.5	216.6
Graphics products and Speciality papers	622.1	586.6	609.7
Offices	191.6	200.8	183.4
Map Merchant Group	367.5	375.0	371.7
Internal sales and other operations	198.1	212.4	222.7
GROUP TOTAL	1594.9	1587.3	1604.1

OPERATING PROFIT AND RESULT EUR Million	Quarter I-II 2004	Quarter I-II 2003	Quarterly II 04	I 04	IV 03	III 03	II 03
Cartons	23.8	20.6	9.8	14.0	-2.3	15.1	2.5
Graphics products and Speciality papers	-9.4	27.0	-11.9	2.5	-12.8	10.0	-2.1
Offices	-2.7	35.7	-6.2	3.5	8.6	3.9	13.9
Map Merchant Group	6.7	8.8	3.0	3.8	0.4	-2.7	3.4
Other operations	-37.5	-9.9	-14.5	-23.0	-31.2	2.6	-2.9
OPERATING PROFIT	-19.1	82.2	-19.9	0.8	-37.3	28.9	14.8
% of turnover	-0.7	2.6	-1.5	0.1	-2.5	2.0	1.0
Net exchange gains/ losses	4.4	11.5	-0.8	5.2	9.7	-0.5	5.3
Other financial income and expenses	-63.2	-64.8	-28.9	-34.3	-77.6	-32.3	-29.8
PROFIT BEFORE EXTRAORDINARY ITEMS	-77.9	28.9	-49.6	-28.3	-105.2	-3.9	-9.7
% of turnover	-2.9	0.9	-3.7	-2.1	-7.1	-0.3	-0.6

OPERATING PROFIT AND RESULT EUR Million	I 03	IV 02	III 02
Cartons	18.1	6.7	24.2
Graphics products and Speciality papers	29.1	25.7	40.5
Offices	21.8	19.6	28.3
Map Merchant Group	5.4	-9.3	-5.9
Other operations	-7.0	8.0	10.0
OPERATING PROFIT	67.4	50.7	97.1
% of turnover	4.2	3.2	6.1
Net exchange gains/ losses	6.2	5.0	-16.9
Other financial income and expenses	-35.0	-45.6	-38.7
PROFIT BEFORE EXTRAORDINARY ITEMS	38.6	10.1	41.5
% of turnover	2.4	0.6	2.6

OPERATING PROFIT, %	Quarter		Quarterly				
	I-II 2004	I-II 2003	II 04	I 04	IV 03	III 03	II 03
Cartons	5.7	5.0	4.7	6.9	-1.2	7.5	1.2
Graphics products and Speciality papers	-0.8	2.3	-2.1	0.4	-2.2	1.7	-0.4
Offices	-0.8	9.9	-4.1	2.0	5.1	2.6	8.2
Map Merchant Group	1.0	1.2	0.9	1.1	0.1	-0.8	1.0
GROUP TOTAL	-0.7	2.6	-1.5	0.1	-2.5	2.0	1.0

OPERATING PROFIT, %	I 03	IV 02	III 02
Cartons	8.4	3.2	11.2
Graphics products and Speciality papers	4.7	4.4	6.6
Offices	11.4	9.8	15.4
Map Merchant Group	1.5	-2.5	-1.6
GROUP TOTAL	4.2	3.2	6.1

RETURN ON CAPITAL EMPLOYED, %	Quarter I-II 2004	Quarter I-II 2003	Year 2003
Cartons	5.8	4.8	3.9
Graphics products and Speciality papers	-0.6	2.2	1.0
Offices	-0.5	7.6	5.4
Map Merchant Group	3.9	4.9	2.0
GROUP TOTAL	-0.3	3.2	1.6

CAPITAL EMPLOYED, EUR Million	30.6.04	30.6.03	31.12.03
Cartons	868.7	870.7	882.1
Graphics products and Speciality papers	2 715.0	2 812.5	2 849.7
Offices	874.0	888.7	839.0
Map Merchant Group	406.2	389.0	383.2
Other assets	326.4	888.5	734.4
GROUP TOTAL	5 190.3	5 849.4	5 688.4

PERSONNEL, average	Quarter I-II 2004	Quarter I-II 2003	Year 2003
Cartons	2 859	3 013	2 970
Graphics products and Speciality papers	6 704	7 054	6 957
Offices	2 040	2 119	2 107
Map Merchant Group	2 520	2 582	2 554
Other operations	2 544	5 770	5 784
GROUP TOTAL	16 667	20 538	20 372

DELIVERIES 1000 tons	Quarter I-II 2004	Quarter I-II 2003	Quarterly II 04	I 04	IV 03	III 03	II 03
Cartons [1]	540	511	275	265	250	246	246
Graphics products and Speciality papers	1534	1491	767	767	745	729	727
Offices	482	475	228	254	209	207	229
Paper businesses total	2016	1965	995	1021	955	937	956
Map Merchant Group	652	644	319	333	327	312	317

DELIVERIES 1000 tons	I 03	IV 02	III 02
Cartons [1]	265	270	268
Graphics products and Speciality papers	763	717	687
Offices	246	211	218
Paper businesses total	1009	928	905
Map Merchant Group	328	317	307

PRODUCTION 1000 tons	Quarter I-II 2004	Quarter I-II 2003	Quarterly II 04	I 04	IV 03	III 03	II 03
Cartons paperboard mills [1]	495	458	242	253	217	238	208
Graphics products and Speciality papers	1538	1485	763	775	708	719	718
Offices	490	470	243	247	203	200	233
Paper mills total	2028	1954	1006	1022	912	919	950
Metsä-Botnia´s pulp [2]	579	549	279	300	270	305	269
M-real´s pulp	750	721	369	381	368	350	355

PRODUCTION 1000 tons	I 03	IV 02	III 02
Cartons paperboard mills [1]	250	247	249
Graphics products and Speciality papers	767	713	671
Offices	237	207	231
Paper mills total	1004	921	902
Metsä-Botnia´s pulp [2]	280	249	294
M-real´s pulp	366	358	340

OPERATING RATES, %	Quarter		Quarterly				
	I-II 2004	I-II 2003	II 04	I 04	IV 03	III 03	II 03
Cartons paperboard mills [1]	87	86	86	89	79	87	78
Graphics products and Speciality papers	86	86	85	87	80	83	83
Offices	89	91	87	92	75	72	89
Paper mills total	87	87	86	88	79	80	84

OPERATING RATES, %	I 03	IV 02	III 02
Cartons paperboard mills[1]	94	93	94
Graphics products and Speciality papers	89	82	79
Offices	93	79	88
Paper mills total	90	82	81

[1] Equals to M-real´s ownership (47 % in Kemiart Liners).
[2] Equals to M-real´s ownership (47 % in Metsä-Botnia).

M-REAL CORPORATION

Jouko M. Jaakkola
President and CEO

m-real

Press releases

M-real Corporation Stock Exchange Release 29 April 2004 at 1.00 p.m.

Seasonal increase in paper and paperboard deliveries; operating result inches into the black

In the first quarter M-real Group's operating result rose to EUR 0.8 million from a loss of EUR 18.4 million in the previous quarter (excluding non-recurring items). The operating result was improved mainly by the seasonal growth in the volume of paperboard and paper deliveries and it was weakened by the lower price of fine paper as well as the divestment of Metsä Tissue at the beginning of January. The depreciation of the US dollar depressed the euro-denominated selling price of both paperboard and paper.

Key figures:
- Operating result: EUR 0.8 million (a loss of 18.4 million in the previous quarter excluding non-recurring items)
- Result before extraordinary items: a loss of EUR 28.3 million (a loss of 47.2 million excluding non-recurring items)
- Operating result: EUR 0.8 million (a loss of 37.3 million)
- Result before extraordinary items: a loss of EUR 28.3 million (a loss of 105.2 million)
- Earnings per share: EUR 0.17 negative (0.52 negative)
- Result for the report period: a net profit of EUR 142.4 million (a loss of 96.0 million).
- Cash flow from operations: EUR 79.5 million (132.6)
- Return on capital employed: 0.3 per cent (2.4 per cent negative)
- Turnover: EUR 1,381.5 million (1,474.2)
- Equity ratio at the end of the period: 35.8 per cent (31.9)
- Capacity utilization rate at the paperboard mills: 89 per cent (79); capacity utilization rate at the paper mills: 88 per cent (79)

The profitability of all the businesses improved, except for the Offices business. The improvement in the profitability of the Cartons business was due mainly to a seasonal increase in the delivery volume and to the cost savings that have been realized. The profitability of the Graphics products and Speciality papers business was improved above all by the seasonal increase in the delivery volume of coated fine paper and speciality paper. The profitability of the Offices business was weakened by the fall in the average selling price. In the Map paper merchanting business, earnings were improved by the lower costs resulting from efficiency-boosting.

Prices of coated fine paper and coated magazine paper remained on average at the level of the turn of the year. In the last quarter of 2003 as well as in March, M-real announced price increases of 5-7 per cent in coated fine papers in Europe, Middle East and Asia.

"The first agreements at the new prices have been made with customers, but it is still too early to say what the final size of the price increases will be. Since delivery volumes are also up, we consider this a sign of a nascent revival," said President and CEO Jouko M. Jaakkola, commenting on the price increases.

"Demand for our main products is expected to grow as the European economy rebounds, but second-quarter demand is nevertheless expected to be seasonally slightly lower than it was in the first quarter. No major change is foreseen in the average price of paper and folding boxboard in the second quarter. Second-quarter profit before extraordinary items is estimated to be lower compared to the first quarter. The 200 million euro cost-savings programme that was announced at the turn of the year is progressing according to plan," said Jaakkola, commenting on the near-term outlook.

Q1 Full Report as PDF

M-REAL CORPORATION

Corporate communications

For further information please contact President and CEO Jouko M. Jaakkola, , tel. +358 10 469 4118 or Senior Vice President & CFO Heikki Saarinen, tel. +358 10 469 4686

SEASONAL INCREASE IN PAPER AND PAPERBOARD DELIVERIES; OPERATING RESULT INCHES INTO THE BLACK

In the first quarter M-real Group's operating result rose to EUR 0.8 million from a loss of EUR 18.4 million in the previous quarter (excluding non-recurring items). The operating result was improved mainly by the seasonal growth in the volume of paperboard and paper deliveries and it was weakened by the lower price of fine paper as well as the divestment of Metsä Tissue at the beginning of January. The depreciation of the US dollar depressed the euro-denominated selling price of both paperboard and paper.

Key figures:
- Operating result: EUR 0.8 million (a loss of 18.4 million in the previous quarter excluding non-recurring items)
- Result before extraordinary items: a loss of EUR 28.3 million (a loss of 47.2 million excluding non-recurring items)
- Operating result: EUR 0.8 million (a loss of 37.3 million)
- Result before extraordinary items: a loss of EUR 28.3 million (a loss of 105.2 million)
- Earnings per share: EUR 0.17 negative (0.52 negative)
- Result for the report period: a net profit of EUR 142.4 million (a loss of 96.0 million).
- Cash flow from operations: EUR 79.5 million (132.6)
- Return on capital employed: 0.3 per cent (2.4 per cent negative)
- Turnover: EUR 1,381.5 million (1,474.2)
- Equity ratio at the end of the period: 35.8 per cent (31.9)
- Capacity utilization rate at the paperboard mills: 89 per cent (79); capacity utilization rate at the paper mills: 88 per cent (79)

The profitability of all the businesses improved, except for the Offices business. The improvement in the profitability of the Cartons business was due mainly to a seasonal increase in the delivery volume and to the cost savings that have been realized. The profitability of the Graphics products and Speciality papers business was improved above all by the seasonal increase in the delivery volume of coated fine paper and speciality paper. The profitability of the Offices business was weakened by the fall in the average selling price. In the Map paper merchanting business, earnings were improved by the lower costs resulting from efficiency-boosting.

Prices of coated fine paper and coated magazine paper remained on average at the level of the turn of the year. In the last quarter of 2003 as well as in March, M-real announced price increases of 5-7 per cent in coated fine papers in Europe, Middle East and Asia.

"The first agreements at the new prices have been made with customers, but it is still too early to say what the final size of the price increases will be. Since delivery volumes are also up, we consider this a sign of a nascent revival," said President and CEO Jouko M. Jaakkola, commenting on the price increases.

"Demand for our main products is expected to grow as the European economy rebounds, but second-quarter demand is nevertheless expected to be seasonally slightly lower than it was in the first quarter. No major change is foreseen in the average price of paper and folding boxboard in the second quarter. Second-quarter profit before extraordinary items is estimated to be lower compared to the first quarter. The 200 million euro cost-savings programme that was announced at the turn of the year is progressing according to plan," said Jaakkola, commenting on the near-term outlook.

M-REAL CORPORATION

Corporate communications

For further information please contact President and CEO Jouko M. Jaakkola, , tel. +358 10 469 4118 or Senior Vice President & CFO Heikki Saarinen, tel. +358 10 469 4686

m-real

M-REAL CORPORATION

INTERIM REPORT 1 JANUARY – 31 MARCH 2004

JANUARY-MARCH EARNINGS COMPARED WITH THE PREVIOUS QUARTER

In the first quarter M-real Group's operating result was a profit of EUR 0.8 million (Oct.-Dec. 2003: a loss of EUR 37,3 million). The operating result does not include non-recurring net expenses (Oct.-Dec. 2003: 18.9 million of non-recurring net expenses).

The operating result excluding non-recurring items was a profit of EUR 0.8 million (a loss of 18.4 million), which is 0.1 per cent of turnover. The operating result was improved mainly by the seasonal growth in the volume of paperboard and paper delivered. It is estimated that the delivery volume of fine paper was also boosted by customers' increased purchases to build stocks. By contrast, the operating result was weakened by the fall in the selling price of uncoated fine paper as well as the divestment of Metsä Tissue in January. The depreciation of the US dollar depressed the euro-denominated selling price of both paper and paperboard.

With the exception of the Offices business area, the operating result of all the business areas improved.

Deliveries of paperboard to customers totalled 265,000 tonnes (250,000 tonnes). Because of the imbalance between supply and demand, production had to be curtailed by 37,000 tonnes (52,000) in line with demand. The capacity utilization rate at the mills was 89 per cent (79).

Paper deliveries from the mills totalled 1,021,000 tonnes (955,000). Production curtailments amounted to 110,000 tonnes (173,000 tonnes). The capacity utilization rate at the mills was 88 per cent (79).

Foreign exchange derivatives taken out for hedging purposes resulted in a decrease in operating profit of EUR 12.5 million (a gain of 4.6). By the end of March, the dollar had strengthened by nearly 3.2 per cent and the pound sterling by 5.5 per cent compared with the end of the year. The average exchange rate of the dollar against the euro was nevertheless 5.2 per cent lower and against the pound 2.5 per cent higher than in the previous quarter.

Turnover was EUR 1,381.5 million (1,474.2). Comparable turnover was up 5.4 per cent.

Financial income and expenses were EUR 29.1 million negative (67.9 negative). They include a net exchange rate gain of EUR 5.2 million on financial items (9.7) as well as net interest and other financial expenses of EUR 34.3 million (77.6). In the previous quarter, other financial expenses included non-recurring net expenses of EUR 39.1 million for the rescheduling of loans.

Other operating income amounted to EUR 15.7 million (23.8). The sum does not include non-recurring items.

The result before extraordinary items was a loss of EUR 28.3 million (a loss of 105.2 million). The result before extraordinary items in the previous quarter included non-recurring net expenses of EUR 58.0 million.

A capital gain of EUR 195 million on the sale of Metsä Tissue was booked to extraordinary income.

The profit for the report period was EUR 142.4 million (a loss of 96.0 million). Taxes, including the change in deferred taxes, were EUR 23.8 million (22.3).

Earnings per share were EUR 0.17 negative (0.52 negative).

The return on capital employed was 0.3 per cent (2.4 negative). The return on equity was 5.2 per cent negative (16.3 negative).

EARNINGS IN JANUARY-MARCH COMPARED WITH THE SAME PERIOD OF 2003

The first-quarter operating result fell by EUR 66.6 million compared with the first quarter of last year. Profitability was weakened above all by the lower selling price of paper as well as the 16.5 per cent fall in the exchange rate of the US dollar. The operating result was also reduced by the divestment of Metsä Tissue in January.

The profitability of all the business areas weakened.

Deliveries of paperboard to customers totalled 265,000 tonnes (265,000 tonnes). Production was curtailed by 37,000 tonnes (19,000) in line with demand. The capacity utilization rate was 89 per cent (94).

The total volume of deliveries of paper from the mills was 1,021,000 tonnes (1,009,000). Production curtailments amounted to 110,000 tonnes (94,000 tonnes). The capacity utilization rate of the paper mills was 88 per cent (90).

Turnover was EUR 1,381.5 million (1,594.9). Turnover was lowered by the same factors as impacted the operating result. In comparable terms, the fall in turnover was 3.9 per cent.

The consolidated result before extraordinary items was a loss of EUR 28.3 million (a profit of 38.6 million).

PERSONNEL

The payroll at the end of March was 16,409 employees (19,636 at 31 December 2003), of whom 5,143 worked in Finland (5,835). The net reduction in personnel was 3,227 employees. Acquisitions and divestments resulted in a net decrease of 3,155 employees in the reduced headcount.

The Group's personnel included 47 per cent of Metsä-Botnia's employees.

CAPITAL EXPENDITURES ON FIXED ASSETS

Capital expenditures on fixed assets totalled EUR 22 million in the report period (Jan.–Mar. 2003: 35).

The capital expenditures project for the BCTMP mill in Kaskinen is progressing according to plans. The main terminal device selections have been made and suppliers chosen. The earthworks in the mill area got under way towards the end of March. The mill will have an annual capacity of 300,000 tonnes of bleached BCTMP pulp and the mill is set to come on stream in August 2005.

ACQUISITIONS, DIVESTMENTS AND RESTRUCTURING

At the beginning of January, a 66 per cent stake in Metsä Tissue was sold to Metsäliitto Osuuskunta in accordance with a Letter of Intent. In addition, 17 per cent was sold to the Tapiola Group. At the end of January, the remaining 17 per cent was sold to Varma Mutual Pension Insurance Company (9.86 per

cent) and Sampo Life Insurance Company Limited (7.14 per cent). The transactions were carried out on the same terms and conditions and they were based on a debt-free value of EUR 570 million. The after-tax capital gain on the disposals was about EUR 173 million.

FINANCING

Interest-bearing net liabilities amounted to EUR 2,551 million at the end of March (Dec. 2003: 3,109).

The equity ratio was 35.8 per cent (Dec. 2003: 31.9) and the gearing ratio was 109 per cent (Dec. 2003: 137).

Liquidity is good. Liquidity at the end of March was EUR 1,696 million, of which EUR 1,551 million consisted of binding long-term credit commitments and EUR 145 million represented liquid funds and investments (184). In addition, to meet its short-term financing needs the Group had at its disposal non-binding domestic and foreign commercial paper programmes and credit facilities amounting to about EUR 550 million.

At the end the financial period an average of 4.7 months of net foreign currency exposure was hedged. The degree of hedging during the report period has varied between 4 and 5 months. At the end of the report period, about 98 per cent of the shareholders' equity not denominated in euros was hedged. At the end of the period the Group's liabilities were tied to fixed interest rates for a period of 23 months. During the period the fixed-rate period has varied from 18 to 24 months.

SHARES

The highest price of M-real's Series B share on Helsinki Exchanges during the January-March period was EUR 8.16 and the lowest price was EUR 6.52. The average share price was EUR 7.21. In 2003 the average price was EUR 7.26. The price of the Series B share was EUR 7.55 at the end of the report period, 31 March 2004.

Turnover of the Series B share was EUR 214 million, or 21 per cent of the shares outstanding. The market capitalization of the Series A and B shares at 31 March 2004 totalled EUR 1,339 million.

At 31 March 2004, Metsäliitto Osuuskunta owned 38.5 per cent of M-real Corporation's shares and 64.2 per cent of the voting rights conferred by these shares. International investors owned 33.2 per cent of the shares.

The Board of Directors does not have valid authorizations to carry out a share issue or issues of convertible bonds or bonds with warrants.

DIVIDEND

M-real Corporation's Annual General Meeting held on 15 March 2004 passed a resolution to pay a dividend of EUR 0.30 per share for the 2003 financial year in accordance with the proposal of the Board of Directors. The dividend was paid out on 25 March 2004.

BOARD OF DIRECTORS AND AUDITORS

The Annual General Meeting elected the following persons to seats on M-real's Board of Directors for a term extending up to the next Annual General Meeting: Antti Oksanen, Arimo Uusitalo, Timo Haapanen, Asmo Kalpala, Erkki Karmila, Runar Lillandt, Kim Gran and Antti Tanskanen.

At its organization meeting, the Board of Directors elected Antti Oksanen chairman and Arimo Uusitalo vice chairman.

Elected as auditors were Göran Lindell, Authorized Public Accountant, and the firm of independent public accountants PriceWaterhouseCoopers Oy, with Ilkka Haarlaa, M.Sc. (Econ.), Authorized Public Accountant, acting as chief auditor and Björn Renlund, Authorized Public Accountant, and Jouko Malinen, Authorized Public Accountant, as the deputy auditors. The term of office of the auditors and deputy auditors lasts until the end of the next Annual General Meeting.

NEAR-TERM OUTLOOK

European economic growth is generally expected to be better in 2004 than it was in 2003. The indicators for overall economic growth nevertheless do not present an unambiguous picture of the future trend, and growth forecasts have been revised downward during the first quarter. In the United States and Asia, however, the economic expansion has been strong and broad-based in the first part of the year. In the United States, economic growth has so far boosted demand for paper only a little.

Demand for M-real's main products is expected to grow as the European economy revives. Due to seasonal factors, second-quarter demand for the main products is nevertheless expected to be slightly lower than it was in the first quarter. The markets for M-real's paper grades are still characterized by oversupply, and production will have to be curtailed in line with demand. A major change in the average price of paper and folding boxboard is not expected to take place in the second quarter.

M-real's second-quarter profit before extraordinary items is estimated to be lower compared to the first quarter.

Espoo, 29 April 2004

BOARD OF DIRECTORS

BUSINESS AREAS AND MARKET TRENDS

Cartons

	I 04	IV 03	III 03	II 03	I 03	2003	IV 03-I 04 change
Turnover	204.1	196.2	200.3	196.9	215.6	809.0	+4.0%
Operating result	14.0	-2.3	15.1	2.5	18.1	33.3	
Operating result, %	6.9	-1.2	7.5	1.2	8.4	4.1	
Return on capital employed, %	6.7	-1.1	7.1	1.5	8.0	3.9	
Deliveries, 1,000 t	265	250	246	246	265	1,007	+6.0%
Paperboard production, 1,000 t	253	217	238	208	250	913	+16.6%
Capacity utilization rate, %	89	79	87	78	94	85	

The profitability of the Cartons business improved on the previous quarter and operating profit was EUR 14.0 million (an operating loss of 2.3 million in Oct.-Dec. 2003). The improvement in profitability was due mainly to a seasonal increase in the volume of deliveries along with the cost savings that have been realized. The weakening in the dollar lowered the average selling price of all the business area's main product groups. The capacity utilization rate of the paperboard machines was 89 per cent (79). The average order book at the end of March was about two weeks.

Deliveries by west European folding boxboard producers were up 10 per cent on the previous quarter. M-real's deliveries of folding boxboard likewise increased by 10 per cent. The strongest growth was in western Europe and Asia. Apart from the effect of a weaker dollar, no major change took place in the selling price of folding boxboard.

Deliveries of linerboard were up. Price increases in the second quarter were announced.

Fluting demand did not change significantly, but the selling prices fell markedly. Price increases in the second quarter were announced.

The first-quarter operating result fell by about a fifth compared with the same period a year ago. The operating result was lowered mainly by the average fall in selling prices due to a weaker dollar. The cost savings that have been realized, however, improved the operating result. The delivery volume was unchanged.

Graphics products and Speciality papers

	I 04	IV 03	III 03	II 03	I 03	2003	IV 03-I 04 change
Turnover	591.1	572.6	578.7	574.6	622.1	2,348.0	+3.2%
Operating result	2.5	-12.8	10.0	-2.1	29.1	24.3	
Operating result, %	0.4	-2.2	1.7	-0.4	4.7	1.0	
Return on capital employed, %	0.5	-1.7	1.6	-0.2	4.5	1.0	
Deliveries, 1,000 t	767	745	729	727	763	2,965	+3.0%
Production, 1,000 t	775	708	719	718	767	2,912	+9.5%
Capacity utilization rate, %	87	80	83	83	89	84	

The first-quarter operating result of the Graphics products and Speciality papers business was EUR 2.5 million (an operating loss of 12.8 million in Oct.-Dec. 2003). The operating result was improved mainly by the seasonal growth in the delivery volume, which was also boosted by customers' increased purchases to top up stocks. In addition, the previous quarter's result was burdened by annual maintenance shutdowns and the costs resulting from them as well as by a further EUR 6 million of non-recurring expenses. The depreciation of the US dollar depressed the euro-denominated selling price.

Deliveries by west European producers of coated fine paper rose by 7 per cent and deliveries by producers of coated magazine paper fell by 11 per cent. M-real's delivery volume of coated fine paper rose by 6 per cent and the volume of coated magazine paper fell by 11 per cent. M-real's delivery volume for speciality paper rose by 12 per cent.

The capacity utilization rate of the paper machines was 87 per cent (80). The order book at the end of March was just over 2 weeks.

Prices of coated fine paper and coated magazine paper remained on average at the level at the turn of the year. The implementation of the announced price increases in Europe, Middle East and Asia of 5-7 procent have been started from the beginning of April. The first agreements at the new prices have been made with customers. Prices of speciality papers were on average at the previous quarter's level.

Compared with the same period of last year, the first-quarter operating result was weakened by the 10 per cent fall in the average price of coated fine paper and the 4 per cent fall in the price of coated magazine paper. The average price of speciality paper also fell. The weakening in the dollar cut into the average selling price of all the main product groups. The delivery volume of coated fine paper rose by 4 per cent and that of speciality papers by 2 per cent. Delivery volums of coated magazine paper dropped by 12 per cent..

Offices

	I 04	IV 03	III 03	II 03	I 03	2003	IV 03-I 04 change
Turnover	175.8	169.5	151.3	170.5	191.6	682.9	+13.7%
Operating profit	3.5	8.6	3.9	13.9	21.8	48.2	-59.3%
Operating profit, %	2.0	5.1	2.6	8.2	11.4	7.1	
Return on capital employed, %	2.1	4.1	2.0	5.7	9.4	5.4	
Deliveries, 1,000 t	254	209	207	229	246	892	+21.5%
Production, 1,000 t	247	203	200	233	237	873	+21.6%
Capacity utilization rate, %	92	75	72	89	93	82	

The profitability of the Offices business declined substantially on the previous quarter despite the increased delivery volume. Operating profit was EUR 3.5 million (8.6). Profitability was weakened by the 5 per cent fall in the average selling price.

Deliveries by west European producers of uncoated fine paper rose by 8 per cent. The delivery volume of products supplies by the Offices business was up 21 per cent on the previous quarter's exceptionally low level. The growth was partially seasonal in nature, with the delivery volume of sheeted products showing the best growth. The capacity utilization rate of the paper machines was 92 per cent (75). The order book at the end of the year was just over three weeks.

Compared with the same period of last year, the first-quarter operating result was weakened by the 11 per cent fall in the average price. The delivery volume rose by 3 per cent.

Map Merchant Group

	I 04	IV 03	III 03	II 03	I 03	2003	IV 03-I 04 change
Turnover	354.0	347.6	332.5	345.0	367.5	1,392.6	+1.8%
Operating result	3.8	0.4	-2.7	3.4	5.4	6.5	
Operating result, %	1.1	0.1	-0.8	1.0	1.5	0.5	
Return on capital employed, %	4.6	0.4	-2.3	4.0	5.8	2.0	
Deliveries, 1,000 t	333	327	312	317	328	1,283	+1.8%

The operating result of the Map paper merchanting business was a profit of EUR 3.8 million (0.4). Profitability was improved by the lower costs resulting from efficiency-boosting. The delivery volume showed slight seasonal growth.

First-quarter earnings were on a par with the same period of last year.

Espoo, 29 April 2004

BOARD OF DIRECTORS

M-REAL-GROUP (all figures unaudited)

PROFIT AND LOSS ACCOUNT (EUR million)	1-3/04	%	1-3/03	%
Turnover	1 381.5	100.0	1 594.9	100.0
Interest in associated companies	-1.9		-3.0	
Other operating income	15.7		12.1	
Operating expenses	1 288.0		1 417.1	
Depreciation	106.5		119.5	
Operating profit	0.8	0.1	67.4	4.2
Net exchange gains/ losses	5.2		6.2	
Other financial income and expenses	-34.3		-35.0	
Profit before extraordinary items	-28.3	-2.1	38.6	2.4
Extraordinary items	195.0		0.0	
Profit before taxes and minority interest	166.7	12.0	38.6	2.4
Taxes	-23.8		-17.3	
Minority interest	-0.5		-0.3	
Profit for the period	142.4	10.3	21.0	1.3

PROFIT AND LOSS ACCOUNT (EUR million)	Change	%	1-12/03	%
Turnover	-213.4	-13.4	6 044.1	100.0
Interest in associated companies	1.1		-5.2	
Other operating income	3.6		73.8	
Operating expenses	129.1		5 557.9	
Depreciation	13.0		481.0	
Operating profit	-66.6	-98.8	73.8	1.2
Net exchange gains/ losses	-1.0		20.7	
Other financial income and expenses	0.7		-174.7	
Profit before extraordinary items	-66.9	-173.3	-80.2	-1.3
Extraordinary items	195.0		-15.1	
Profit before taxes and minority interest	128.1	331.9	-95.3	-1.6
Taxes	-6.5		-0.7	
Minority interest	-0.2		1.0	
Profit for the period	121.4	578.1	-95.0	-1.6

PROFIT AND LOSS ACCOUNT (EUR million)	10-12/03	%
Turnover	1 474.2	100.0
Interest in associated companies	-4.1	
Other operating income	23.8	
Operating expenses	1 410.5	
Depreciation	120.7	
Operating profit	-37.3	-2.5
Net exchange gains/ losses	9.7	
Other financial income and expenses	-77.6	
Profit before extraordinary items	-105.2	-7.1
Extraordinary items	-15.1	
Profit before taxes and minority interest	-120.3	-8.2
Taxes	22.3	
Minority interest	2.0	
Profit for the period	-96.0	-6.5

Taxes include taxes corresponding to profit for the period.

M-REAL-GROUP (all figures unaudited)

BALANCE SHEET (EUR million)	3/2004	%	3/2003	%
Assets				
Fixed assets	4 355.1	66.5	4 942.3	67.5
Current assets				
Inventories	724.9	11.1	813.7	11.1
Other current assets	1 324.7	20.2	1 419.6	19.4
Liquid funds	145.4	2.2	142.0	2.0
Total	6 550.1	100.0	7 317.6	100.0
Liabilities				
Shareholders´ equity	2 328.0	35.5	2 363.7	32.3
Minority interest	18.9	0.3	23.7	0.3
Provisions for liabilities and charges	64.6	1.0	64.0	0.9
Long-term liabilities	2 276.8	34.8	2 994.9	40.9
Short-term liabilities	1 861.8	28.4	1 871.3	25.6
Total	6 550.1	100.0	7 317.6	100.0

BALANCE SHEET (EUR million)	12/2003	%
Assets		
Fixed assets	4 768.7	67.1
Current assets		
Inventories	802.0	11.3
Other current assets	1 351.9	19.0
Liquid funds	183.6	2.6
Total	7 106.2	100.0
Liabilities		
Shareholders´ equity	2 245.3	31.6
Minority interest	18.9	0.3
Provisions for liabilities and charges	77.4	1.1
Long-term liabilities	3 030.6	42.6
Short-term liabilities	1 734.0	24.4
Total	7 106.2	100.0

M-REAL-GROUP (all figures unaudited)

CASH FLOW STATEMENTS (EUR million)	1-3/04	1-3/03	1-12/03	10-12/03
Profit before extraordinary items	-28.3	38.6	-80.2	-105.2
Depreciation	106.5	119.5	481.0	120.7
Taxation	-3.2	-24.2	-19.0	19.7
Other changes	-5.2	15.8	35.5	27.3
Funds from operations	69.8	149.7	417.3	62.5
Change in working capital	9.7	3.9	7.8	70.1
Cash flow from operations	79.5	153.6	425.1	132.6
Gross capital expenditures	-21.9	-188.0	-396.7	-106.8
Disposal and other changes in fixed assets	425.9	0.0	-2.5	-2.5
Cash flow after capital expenditure	483.5	-34.4	25.9	23.3
Interest-bearing net debt of companies acquired and divested	127.9	-8.5	-8.5	0.0
Dividend	-53.7	-107.4	-107.4	0.0
Change in interest-bearing liabilities (+ decrease / - increase)	557.7	-150.3	-90.0	23.3

M-REAL-GROUP (all figures unaudited)

KEY FIGURES	1-3/04	1-3/03	1-12/03	10-12/03
Earnings per share. EUR	-0.17	0.12	-0.51	-0.52
Return on capital employed. %	0.3	5.0	1.6	-2.4
Return on equity. %	-5.2	3.5	-3.8	-16.3
Gross capital expenditures. EUR million 1)	22	188	397	107
Personnel. average	16 435	20 216	20 372	19 801

	3/04	3/03	12/03
Shareholders´ equity per share. EUR	13.01	13.20	12.54
Equity ratio. %	35.8	32.6	31.9
Gearing ratio. %	109	133	137

1) Excl. interest-bearing net debt of acquired companies.

Securities and guarantees. EUR million	3/04	3/03	12/03
For own loans	223	482	287
For associated companies	0	0	1
For affiliated companies	5	26	5
For others	11	10	15
Total	239	518	308

Open derivative contracts. EUR million	Gross amount 3/04	Gross amount 3/03	Gross amount 12/03
Interest rate derivatives	13 620	8 935	13 017
Currency derivatives	7 622	7 592	4 601
Total	21 242	16 527	17 618

The fair value of open derivative contracts calculated at market value at the end of the review period was -40,5 EUR million (-11,9).

m-real

M-REAL-GROUP

Quarterly data

TURNOVER EUR Million	QI 04	QI 03	I 04	IV 03	III 03	II 03	I 03
Cartons	204.1	215.6	204.1	196.2	200.3	196.9	215.6
Graphics products and Speciality papers	591.1	622.1	591.1	572.6	578.7	574.6	622.1
Offices	175.8	191.6	175.8	169.5	151.3	170.5	191.6
Map Merchant Group	354.0	367.5	354.0	347.6	332.5	345.0	367.5
Internal sales and other operations	56.5	198.1	56.5	188.3	204.4	220.8	198.1
GROUP TOTAL	1 381.5	1594.9	1 381.5	1 474.2	1 467.2	1 507.8	1 594.9

TURNOVER EUR Million	IV 02	III 02	II 02
Cartons	212.5	216.6	218.9
Graphics products and Speciality papers	586.6	609.7	619.5
Offices	200.8	183.4	183.7
Map Merchant Group	375.0	371.7	387.1
Internal sales and other operations	212.4	222.7	227.5
GROUP TOTAL	1 587.3	1 604.1	1 636.7

OPERATING PROFIT AND RESULT EUR Million	QI 04	QI 03	I 04	IV 03	III 03	II 03	I 03
Cartons	14.0	18.1	14.0	-2.3	15.1	2.5	18.1
Graphics products and Speciality papers	2.5	29.1	2.5	-12.8	10.0	-2.1	29.1
Offices	3.5	21.8	3.5	8.6	3.9	13.9	21.8
Map Merchant Group	3.8	5.4	3.8	0.4	-2.7	3.4	5.4
Other operations	-23.0	-7.0	-23.0	-31.2	2.6	-2.9	-7.0
OPERATING PROFIT	0.8	67.4	0.8	-37.3	28.9	14.8	67.4
% of turnover	0.1	4.2	0.1	-2.5	2.0	1.0	4.2
Net exchange gains/losses	5.2	6.2	5.2	9.7	-0.5	5.3	6.2
Other financial income and expenses	-34.3	-35.0	-34.3	-77.6	-32.3	-29.8	-35.0
PROFIT BEFORE EXTRAORDINARY ITEMS	-28.3	38.6	-28.3	-105.2	-3.9	-9.7	38.6
% of turnover	-2.1	2.4	-2.1	-7.1	-0.3	-0.6	2.4

OPERATING PROFIT AND RESULT EUR Million	IV 02	III 02	II 02
Cartons	6.7	24.2	18.7
Graphics products and Speciality papers	25.7	40.5	27.8
Offices	19.6	28.3	26.1
Map Merchant Group	-9.3	-5.9	-0.9
Other operations	8.0	10.0	-14.0
OPERATING PROFIT	50.7	97.1	57.7
% of turnover	3.2	6.1	3.5
Net exchange gains/losses	5.0	-16.9	0.2
Other financial income and expenses	-45.6	-38.7	-37.2
PROFIT BEFORE EXTRAORDINARY ITEMS	10.1	41.5	20.7
% of turnover	0.6	2.6	1.3

OPERATING PROFIT %	QI 2004	QI 2003	I 04	IV 03	III 03	II 03	I 03
Cartons	6.9	8.4	6.9	-1.2	7.5	1.2	8.4
Graphics products and Speciality papers	0.4	4.7	0.4	-2.2	1.7	-0.4	4.7
Offices	2.0	11.4	2.0	5.1	2.6	8.2	11.4
Map Merchant Group	1.1	1.5	1.1	0.1	-0.8	1.0	1.5
GROUP TOTAL	0.1	4.2	0.1	-2.5	2.0	1.0	4.2

OPERATING PROFIT %	IV 02	III 02	II 02
Cartons	3.2	11.2	8.5
Graphics products and Speciality papers	4.4	6.6	4.5
Offices	9.8	15.4	14.2
Map Merchant Group	-2.5	-1.6	-0.2
GROUP TOTAL	3.2	6.1	3.5

m·real

M-REAL-GROUP

RETURN ON CAPITAL EMPLOYED, %	QI 2004	2003	2002
Cartons	6.7	3.9	9.4
Graphics products and Speciality papers	0.5	1.0	5.5
Offices	2.1	5.4	11.0
Map Merchant Group	4.6	2.0	-3.0
GROUP TOTAL	0.3	1.6	5.8

CAPITAL EMPLOYED. EUR Million	31.3.2004	31.12.2003	12/01
Cartons	878.3	882.1	921.6
Graphics products and Speciality papers	2 843.0	2 849.7	2 893.1
Offices	841.7	839.0	973.7
Map Merchant Group	393.6	383.2	410.4
Other assets	230.2	734.4	698.3
GROUP TOTAL	5 186.8	5 688.4	5 897.1

PERSONNEL AVERAGE	QI 2004	QI 2003	Year 2003
Cartons	2 763	2 906	2 970
Graphics products and Speciality papers	6 633	7 013	6 957
Offices	2 038	2 117	2 107
Map Merchant Group	2 512	2 591	2 554
Other operations	2 489	5 589	5 784
GROUP TOTAL	16 435	20 216	20 372

M-REAL-GROUP

DELIVERIES 1000 tons	QI 2004	QI 2003	I 04	IV 03	III 03	II 03	I 03
Cartons	265	265	265	250	246	246	265
Graphics products and Speciality papers	767	763	767	745	729	727	763
Offices	254	246	254	209	207	229	246
Paper businesses total	1021	1009	1021	955	937	956	1009
Map Merchant Group	333	328	333	327	312	317	328

DELIVERIES 1000 tons	IV 02	III 02	II 02
Cartons	270	268	272
Graphics products and Speciality papers	717	687	709
Offices	211	218	223
Paper businesses total	928	905	932
Map Merchant Group	317	307	314

PRODUCTION 1000 tons	QI 2004	QI 2003	I 04	IV 03	III 03	II 03	I 03
Cartons	253	250	253	217	238	208	250
Graphics products and Speciality papers	775	767	775	708	719	718	767
Offices	247	237	247	203	200	233	237
Paper mills total	1022	1004	1022	912	919	950	1004
Metsä-Botnia´s pulp	300	280	300	270	305	305	280
M-real´s pulp	381	366	381	368	350	350	366

PRODUCTION 1000 tons	IV 02	III 02	II 02
Cartons	247	249	240
Graphics products and Speciality papers [1]	713	671	699
Offices	207	231	233
Paper mills total	921	902	931
Metsä-Botnia´s pulp [2]	249	294	250
M-real´s pulp	358	340	342

OPERATING RATES, %	QI 2004	QI 2003	I 04	IV 03	III 03	II 03	I 03
Cartons	89	94	89	79	87	78	94
Graphics products and Speciality papers	87	89	87	80	83	83	89
Offices	92	93	92	75	72	89	93
Paper mills total	88	90	88	79	80	84	90

OPERATING RATES, %	IV 02	III 02	II 02
Cartons	93	94	89
Graphics products and Speciality papers	82	79	81
Offices	79	88	91
Paper mills total	82	81	83

1) Includes 50 % of the production in MD Papier (until 30.6.2001) and Albbruck (until 30.6.2002).

2) Equals to M-real´s owernship (47 %).

M-REAL CORPORATION

Jouko M. Jaakkola
President and CEO

m·real

M-REAL'S Q3 RESULT IMPROVED SLIGHTLY, PROFITABILITY IS STILL UNSATISFACTORY

In the third quarter M-real Group's operating profit rose to EUR 28.9 million from EUR 14.8 million in Q2. The profitability of Consumer packaging, Publishing and Metsä Tissue improved, whereas the result reported by Home & Office, Commercial printing and Map Merchants declined. However, cost-savings programmes are moving ahead in line with plans.

Key figures in the third quarter:
- Earnings per share: EUR -0.10 negative (previous quarter: EUR -0.01 negative)
- Result before extraordinary items: a loss of EUR 3.9 million (loss of 9.7)
- Operating profit: EUR 28.9 million (14.8)
- Cash flow from operations: EUR 107.7 million (31.2)
- Return on capital employed: 2.3 per cent (1.4)
- Turnover: EUR 1,467.2 million (1,507.8)
- Equity ratio at the end of the period: 33.1 per cent (32.9)
- 80 per cent capacity utilization rate at the paper mills (85), 87 per cent at the board mills (78)

The improvement in the Consumer packaging business area's profitability was achieved mainly by lower costs. The earnings improvement for magazine paper was driven by the rise in the delivery volume and improved production efficiency at the mills. Metsä Tissue's profitability was boosted by lower raw material costs and an improved product mix.

President and CEO Jouko M. Jaakkola commented on the market situation and the year end as follows:

"The key economic indicators are still not showing any clear direction for the future. Nevertheless, there are signs of a pick-up in the economy in the United States. In Europe, we are seeing a seasonal upswing in the demand for coated papers in September-November. Our previously announced EUR 295 million savings programmes are moving ahead in line with plans and will for the most part reach completion by the end of the year. Weak demand will dampen their effect to some extent. The actions has been started to develop sales and marketing and productivity of certain production units. Earnings in the latter part of the year will also be affected by shutdowns, in line with collective labour agreements, at the mills in Finland in December. The last quarter is likely to be in the red."

M-REAL CORPORATION

Corporate communications

For further information, contact:
Jouko M. Jaakkola, President and CEO, M-real Corporation, tel. +358 10 469 4118, GSM +358 50 2261
Heikki Saarinen, Senior Vice President & CFO, M-real Corporation, tel. +358 10 469 4686, GSM +358 50 598 7142

M-REAL CORPORATION

INTERIM REPORT 1 JANUARY - 30 SEPTEMBER 2003

JULY-SEPTEMBER EARNINGS COMPARED WITH THE PREVIOUS QUARTER

In the third quarter M-real Group's operating profit rose to EUR 28.9 million from EUR 14.8 million in the previous quarter. Operating profit amounted to 2.0 per cent of turnover (Apr.–June 2003: 1.0). The profitability of Consumer packaging, Publishing and Metsä Tissue improved, whereas the result reported by Home & Office, Commercial printing and Map Merchants worsened.

The improvement in the Consumer packaging business area's profitability was achieved mainly by lower costs. The average selling price in euros fell slightly. Paperboard deliveries totalled 265,000 tonnes (265,000). Production curtailments amounted to 43,000 tonnes (59,000). The capacity utilization rate was 87 per cent (78).

The total volume of paper delivered was down on the previous quarter. The weakening in the profitability of fine paper was due primarily to the fall in the delivery volume and selling price. The earnings improvement for magazine paper was driven by the rise in the delivery volume and improved production efficiency at the mills. The average selling price of paper in euros declined somewhat. The delivery volume of coated fine paper fell by one per cent and that of uncoated fine paper by 10 per cent. However, the delivery volume of magazine paper rose by three per cent. The total volume of paper deliveries was 905,000 tonnes (927,000). A high level of production curtailments had to be continued, amounting to 195,000 tonnes (126,000). The capacity utilization rate of the paper mills was 80 per cent (85).

The effect of the change in foreign exchange rates – taking into account hedging income – on operating profit was EUR 8.4 million negative (a gain of 6.2 million). By the end of September the US dollar had weakened by 2.0 per cent and the British pound sterling by 0.4 per cent compared with the end of June. The average exchange rate of the dollar against the euro over the June-September period was nevertheless 1.0 per cent stronger and pound against the euro 0.4 per cent stronger than in the previous quarter.

Turnover was EUR 1,467.2 million (1,507.8).

The share of the profit of associated companies includes M-real's proportion of the capital gain on the sale of Logisware Oy's business operations, EUR 7 million.

Other operating income amounted to EUR 14.7 million (23.2). The sum does not include major non-recurring items.

Net financial expenses were EUR 32.8 million (24.5). Financial expenses include a foreign exchange loss on financial items of EUR 0.5 million (a gain of 5.3). Net interest and other financial expenses amounted to EUR 32.3 million (29.8).

The result before extraordinary items was a loss of EUR 3.9 million (compared with a loss of 9.7 million in the previous quarter).

The result for the third quarter after taxes and minority interests was a net loss of EUR 18.0 million (a net loss of 2.0 in Q2). Taxes, including the change in the imputed deferred tax liability, were EUR 14.0 million negative (tax expenses of 8.3 million).

Earnings per share were EUR -0.10 negative (-0.01 negative).

The return on capital employed was 2.3 per cent (1.4). The return on equity was 3.0 per cent negative (0.2 per cent negative).

EARNINGS IN JANUARY-SEPTEMBER COMPARED WITH THE SAME PERIOD OF 2002

Operating profit in January-September was EUR 111.1 million (Jan.-Sep. 2002: 273.6 million). The profitability of all business areas weakened except for the Map Merchants business. The main factors that weakened profitability were the lower selling prices of paper as well as the average drop of 20 per cent in the exchange rate of the US dollar and the 10 per cent fall in the British pound as well as the increased proportion of deliveries to markets outside Europe. The cheaper dollar hit the profitability of the Consumer packaging business area particularly hard. Operating profit was also reduced by the disposal of the shareholding in Albbruck in June 2002.

Turnover was EUR 4,569.9 million (4,976.9). Turnover was lowered by the same factors as impacted operating profit. In comparable terms, the fall in turnover was 7.8 per cent.

Consolidated profit before extraordinary items was EUR 25.0 million (124.2).

PERSONNEL

The number of personnel at the end of September was 19,988 employees (20,421 employees at 30 September 2002), of which 5,955 employees worked in Finland (6,157). The net increase in personnel as a consequence of acquisitions and divestments was 360 employees. The payroll at the end of 2002 was 20,323 employees.

The Group's personnel includes 47 per cent of Metsä-Botnia's employees.

CAPITAL EXPENDITURES ON FIXED ASSETS

M-real's total capital expenditures in January-September amounted to EUR 136 million. In addition, M-real paid a total of EUR 154 million for shares in Metsä Tissue and other acquired companies.

On 17 September, M-real's Board of Directors decided to build a new chemithermal mechanical (BCTMP) pulp mill in Kaskinen. The planned production capacity is 300,000 tonnes a year, all of which will be used as the raw material for the Group's own paper mills. The new facility will contribute to improving the quality of paper grades and lowering costs. The pulp mill will be completed in the autumn of 2005 and provide employment for about 65

people. The total price of the investment is about EUR 180 million and the financing requirement for it will be spread over 2004 and 2005.

ACQUISITIONS, DIVESTMENTS AND RESTRUCTURING

During January-June, M-real purchased all the Metsä Tissue shares owned by SCA and other shareholders. Metsä Tissue was delisted from the Main List of Helsinki Exchanges on 19 June. The total price of the shares and stock options was about EUR 128 million.

In March, M-real purchased 24.7 per cent of the shares in Oy Hangö Stevedoring Ab, becoming the company's sole owner. Metsä Tissue's holding in its subsidiary Zaklady Papiernicze Krapkowicach SA rose to 100 per cent during the report period.

The acquisition of the Czech office paper merchant Narpex, which Map Merchant Group agreed, entered into force in the Czech Republic in January. Furthermore, Map Merchants Group acquired the shares held by minority shareholders in its Danish subsidiary Schramm-Papirgros A/S in accordance with the shareholder agreement in January. In March, Metsä-Botnia purchased 60 per cent of the shares in the Uruguayan company Compania Forestal Oriental S.A (FOSA) from Shell International Renewables BV.

In June, M-real announced it had made a bid to the Portuguese State for a 25 per cent stake in the Portuguese pulp and paper company Portucel Group. As part of its offer, M-real was to transfer its Home & Office business area to Portucel. In September, M-real issued a press release announcing that the company had not reached its objectives in the negotiations with the Portuguese government following its tender offer. In practice, this meant retracting the offer.

In June, M-real announced an agreement with IBM Global Services concerning transfer of M-real's own information technology services and the entire operations of its associated company Logisware Oy to IBM's organization. The agreement entered into force on 1 September 2003.

In October, M-real announced it was closing its present market pulp business at the Lielahti chemithermal mechanical pulp mill and would use the mill's entire production in its own paperboard manufacture.

FINANCING

Interest-bearing net liabilities amounted to EUR 3,132 million at the end of September (Dec. 2002: 3,019).

The equity ratio was 33.1 per cent (Sep. 2002: 33.8, Dec. 2002: 34.2) and the gearing ratio was 132 per cent (Sep. 2002: 121, Dec. 2002: 119).

Liquidity is good. The Group's liquidity at the end of September was EUR 1,436 million, of which EUR 1,278 million consisted of committed long-term credit facilities and EUR 158 million represented liquid funds and investments. In addition, in order to meet its short-term

financing needs the Group had at its disposal non-binding domestic and foreign commercial paper programmes and credit facilities amounting to about EUR 600 million.

At the end of September an average of 3.2 months of net foreign currency flow was hedged. The degree of hedging during the report period has varied between 3 and 5 months. At the end of the report period, about 103 per cent of the foreign shareholders' equity was hedged.

In August Moody´s Investor Service placed Baa3/PRIME-3 ratings of M-real and Metsä Group Financial Services Oy on review for possible downgrade.

At the end of September the Group's liabilities were tied to fixed interest rates for a period of 18 months. During January-September, the interest rate maturity has varied from 12 to 18 months.

In September, Metsä-Botnia signed an agreement on a five-year EUR 210 million syndicated revolving credit facility. The credit will be used as a general stand-by credit facility for the company and also for refinancing the existing loan arrangement.

SHARES

The highest price of M-real's Series B shares on Helsinki Exchanges during the January-September period was EUR 8.99, whereas the lowest was EUR 6.21. The average share price was EUR 7.17, compared with EUR 8.28 in 2002. The price of the Series B share was EUR 7.82 at the end of the report period on 30 September 2003.

Turnover of the Series B share was EUR 429 million, or 42 per cent of the shares outstanding. The market value of the Series A and B shares on 30 September 2003 totalled EUR 1,404 million.

As of 30 September 2003 Metsäliitto Osuuskunta owned 38.5 per cent of M-real Corporation's shares and 64.2 per cent of the voting rights conferred by these shares. International investors owned 35.3 per cent of the shares.

The Board of Directors does not have valid authorizations to carry out a share issue or issues of convertible bonds or bonds with warrants.

NEAR-TERM OUTLOOK

The recession in Europe is still continuing and an upswing is not expected over the next few months. In the United States, there are patchy signs of a pick-up in the economy and paper consumption, but the main economic indicators still do not clearly point the course developments will take in the near-term. In Europe there are no unambiguous signs of an improvement in the demand for paper. Nevertheless, a perceptible seasonal upswing in the demand for coated papers in September-November seems to be under way. Production curtailments will have to be continued over the next few months.

Apart from the world economy and foreign exchange rates, fourth-quarter earnings will be affected by shutdowns, in line with collective bargaining agreements, at the Finnish mills in December. M-real's fourth-quarter result is likely to be in the red.

Espoo, 27 October 2003

BOARD OF DIRECTORS

BUSINESS AREAS AND MARKET TRENDS

Consumer packaging

	III 03	II 03	I 03	IV 02	III 02	2002	II-III 03 change
Turnover	214.8	211.6	229.9	227.0	231.7	921.1	1.5%
Operating profit	15.2	2.0	18.6	7.0	25.3	83.4	
Operating profit %	7.1	0.9	8.1	3.1	10.9	9.1	
Return on capital employed %	6.8	1.3	7.8	3.7	11.1	9.1	
Mill deliveries 1,000 t	265	265	283	283	284	1.129	0.0%
Board mills' capacity utilization rate %	87	78	94	92	94	91	

The Consumer packaging business area's operating profit improved over the previous quarter and was EUR 15.2 million (2.0). The previous quarter's weak earnings were attributable to the strong drop in demand in the main markets, the appreciation of the euro and the low capacity utilization rate of the new production line at Äänekoski. Cost-saving measures that have been carried out improved profitability in the report period. Delivery volumes remained at the previous quarter's level, but were down 7 per cent on the same period last year. Euro-denominated average prices declined by about 1 per cent on the third quarter. Capacity utilization of the new production line at Äänekoski remained low and profitability was weak. The average capacity utilization rate was 87 per cent (78). The order book at the end of September was 13 days.

Total demand for folding boxboard in Europe increased by 3 per cent over the previous quarter. All in all, M-real's deliveries of folding boxboard were at the same level as the second quarter. Deliveries to Europe grew in line with aggregate demand and were up by 3 per cent. However, delivery volumes to the USA and Asia fell short of the level reached in the previous report period. No significant change occurred in the average price of folding boxboard during the report period compared with the previous period.

The total volume of linerboard delivered was on a par with the second quarter. Demand in North America has improved and deliveries were up by 17 per cent from the second quarter. The average price remained at the previous level.

Demand for fluting remained weak. Nevertheless , deliveries were up by 7 per cent on the previous quarter. Average prices weakened somewhat.

Worldwide demand for wallpaper base weakened further. The volume of deliveries held up at the previous quarter's level. Average prices declined slightly.

Commercial printing

	III 03	II 03	I 03	IV 02	III 02	2002	II-III 03 change
Turnover	364.9	372.8	403.6	368.1	403.6	1,638.4	-2.1%
Operating profit	-2.2	5.1	18.3	16.6	22.9	106.7	
Operating profit %	-0.6	1.4	4.5	4.5	5.7	6.5	
Return on capital employed %	-0.4	1.4	5.3	4.4	5.6	7.1	
Mill deliveries 1,000 t	433	439	460	425	419	1,757	-1.4%
Capacity utilization rate %	82	83	86	79	74	81	

The Commercial printing business area reported an operating loss of EUR 2.2 million (profit of 5.1). The decline in the operating result was due mainly to a lower delivery volume. The average price in euros slipped a bit compared with the previous quarter.

Deliveries by west European producers of coated fine paper rose by 4 per cent, compared with the previous quarter. The delivery volume of the Commercial printing business area's products fell by 1 per cent. The average running time of the paper machines was one day shorter than in the previous quarter and the capacity utilization rate was 82 per cent (83). At the end of September, orders for 10 days of production had been placed in the order books.

Zanders was transferred to the Commercial printing business area as from the beginning of 2003. The figures for 2002 have been adjusted accordingly.

Home & Office

	III 03	II 03	I 03	IV 02	III 02	2002	II-III 03 change
Turnover	151.3	170.5	191.6	200.8	183.4	782.7	-11.3%
Operating profit	3.9	13.9	21.8	19.6	28.3	102.8	
Operating profit %	2.6	8.2	11.4	9.8	15.4	13.1	
Return on capital employed %	2.0	5.7	9.4	10.0	11.0	11.0	
Mill deliveries 1,000 t	207	229	246	211	218	902	-9.6%
Capacity utilization rate %	73	89	93	79	88	89	

The Home & Office business area generated turnover of EUR 151.3 million (170.5) and operating profit of EUR 3.9 million (13.9). Profitability was weakened by the fall in prices in west Europe. In particular, the drop in the delivery volume, which declined on a seasonal basis and the tough price competition, weakened profits.

Deliveries by west European producers of uncoated fine paper declined by 8 per cent compared with the previous quarter. The Home & Office business area's delivery volume declined by 10 per cent. The average running time of the paper machines was 13 days shorter

than in the previous quarter. Owing to low demand and the fall in product stocks, the capacity utilization rate was only 73 per cent (89). The order book at the end of September was about two weeks.

Publishing

	III 03	II 03	I 03	IV 02	III 02	2002	II-III 03 change
Turnover	199.3	187.1	204.2	204.0	191.0	790.1	6.5%
Operating profit	12.1	-6.7	10.3	8.8	16.5	43.1	
Operating profit %	6.1	-3.6	5.0	4.3	8.6	5.5	
Return on capital employed %	4.0	-2.1	3.5	2.7	5.8	3.6	
Mill deliveries 1,000 t	265	258	269	255	234	977	2.7%
Capacity utilization rate %	84	84	93	87	87	84	

The Publishing business area's operating profit was EUR 12.1 million (-6.7). Profitability improved substantially compared to the previous quarter's weak performance. However, the Q2 figures were adversely affected by annual maintenance costs for the Finnish mills. The earnings improvement was attributable to better production efficiency at all the mills and a higher delivery volume.

Deliveries by west European producers of coated magazine paper (LWC) rose by 3 per cent on the previous quarter. The Publishing business area's delivery volume also rose by 3 per cent. The average running time of the paper machines was 2 days longer than in the previous quarter and the capacity utilization rate was 84 per cent (84). The order book was 15 days at the end of September.

Map Merchant Group

	III 03	II 03	I 03	IV 02	III 02	2002	II-III 03 change
Turnover	332.5	345.0	367.5	375.0	371.7	1,542.8	-3.6%
Operating profit	-2.7	3.4	5.4	-9.3	-5.9	-14.9	
Operating profit %	-0.8	1.0	1.5	-2.5	-1.6	-1.0	
Return on capital employed %	-2.3	4.0	5.8	-9.0	-4.0	-3.0	
Delivery volumes 1,000 t	312	317	328	311	307	1,270	-1.6%

The Map paper merchanting business area reported an operating loss of EUR 2.7 million (3.4). The weakening of profitability was due to the fall in the delivery volume and non-recurring write-downs of about 2 million euros on real-estate properties. The market situation remained difficult.

OTHER BUSINESSES

Metsä Tissue Corporation

	III 03	II 03	I 03	IV 02	III 02	2002	II-III 03 change
Turnover	164.9	169.0	164.7	170.7	162.2	647.8	-2.4 %
Operating profit	13.8	8.3	11.7	5.9	17.2	43.1	
Operating profit %	8.4	4.9	7.1	3.5	10.6	6.7	
Return on capital employed %	16.6	10.2	14.5	7.6	21.0	13.2	

Metsä Tissue's operating profit in the third quarter was EUR 13.8 million (8.3). Turnover and delivery volume declined on a seasonal basis. Profitability was boosted by lower raw material costs and an improved product mix.

Operating profit in January-September was EUR 33.8 million (Jan.-Sep. 2002: 37.2 million). Profitability was boosted by the rise in the delivery volume together with an improved product range. Profitability was weakened mainly by paper machine maintenance shutdowns and the extra costs of starting up new production lines. Average selling prices were slightly below the previous year's level.

M-REAL GROUP (All figures unaudited)

PROFIT AND LOSS ACCOUNT (EUR million)	1-9/03	%	1-9/02	%
Turnover	4 569.9	100.0	4 976.9	100.0
Interest in associated companies	-1.1		-3.0	
Other operating income	50.0		46.7	
Operating expenses	4 147.4		4 396.0	
Depreciation	360.3		351.0	
Operating profit	111.1	2.4	273.6	5.5
Net exchange gains/losses	11.0		-35.5	
Other financial income and expenses	-97.1	-1.9	-113.9	-3.1
Profit before extraordinary items	25.0	0.5	124.2	2.4
Extraordinary items	0.0		144.5	
Profit before taxes and minority interest	25.0	0.5	268.7	5.4
Taxes	-23.0		-58.0	
Minority interest	-1.0		-8.7	
Profit for the period	1.0	0.0	202.0	4.1

PROFIT AND LOSS ACCOUNT (EUR million)	Change	%	1-12/02	%
Turnover	-407.0	-8.2	6 564.2	100.0
Interest in associated companies	1.9		-4.9	
Other operating income	3.3		73.4	
Operating expenses	248.6		5 850.7	
Depreciation	-9.3		457.7	
Operating profit	-162.5	-59.4	324.3	4.9
Net exchange gains/losses	46.5		-30.5	
Other financial income and expenses	16.8		-159.5	-2.9
Profit before extraordinary items	-99.2	-79.9	134.3	2.0
Extraordinary items	-144.5		144.5	
Profit before taxes and minority interest	-243.7	-90.7	278.8	4.2
Taxes	35.0		-59.8	
Minority interest	7.7		-10.1	
Profit for the period	-201.0	-99.5	208.9	3.2

PROFIT AND LOSS ACCOUNT (EUR million)	7-9/03	%
Turnover	1 467.2	100.0
Interest in associated companies	7.2	
Other operating income	14.7	
Operating expenses	1 339.5	
Depreciation	120.7	
Operating profit	28.9	2.0
Net exchange gains/losses	-0.5	
Other financial income and expenses	-32.3	-2.3
Profit before extraordinary items	-3.9	-0.3
Extraordinary items	0.0	
Profit before taxes and minority interest	-3.9	-0.3
Taxes	-14.0	
Minority interest	-0.1	
Profit for the period	-18.0	-1.2

Taxes include taxes corresponding to profit for the period.

BALANCE SHEET (EUR million)	9/2003	%	9/2002	%
Assets				
Fixed assets	4 806.2	67.0	4 874.8	65.5
Current assets				
Inventories	822.2	11.5	823.2	11.1
Other current assets	1 381.6	19.3	1 512.9	20.3
Liquid funds	158.4	2.2	230.0	3.1
Total	7 168.4	100.0	7 440.9	100.0
Liabilities				
Shareholders´ equity	2 349.7	32.8	2 446.8	32.9
Minority interest	22.3	0.3	67.8	0.9
Provisions for liabilities and charges	58.6	0.8	102.4	1.4
Long-term liabilities	2 904.3	40.5	2 954.3	39.7
Short-term liabilities	1 833.5	25.6	1 869.6	25.1
Total	7 168.4	100.0	7 440.9	100.0

BALANCE SHEET (EUR million)	12/2002	%
Assets		
Fixed assets	4 934.5	66.6
Current assets		
Inventories	814.9	11.0
Other current assets	1 460.9	19.7
Liquid funds	199.9	2.7
Total	7 410.2	100.0
Liabilities		
Shareholders´ equity	2 461.0	33.2
Minority interest	74.6	1.0
Provisions for liabilities and charges	66.3	0.9
Long-term liabilities	3 030.3	40.9
Short-term liabilities	1 778.0	24.0
Total	7 410.2	100.0

CASH FLOW STATEMENTS (EUR million)	1-9/03	1-9/02	1-12/02	7-9/03
Profit before extraordinary items	25.0	124.2	134.3	-3.9
Depreciation	360.3	351.0	457.7	120.7
Taxation	-38.7	-64.0	-56.7	-10.4
Other changes	8.2	2.0	-14.3	-15.3
Funds from operations	354.8	413.2	521.0	91.1
Change in working capital	-62.3	58.0	145.4	16.6
Cash flow from operations	292.5	471.2	666.4	107.7
Gross capital expenditures [1]	-289.9	-180.0	-310.0	-46.8
Disposal and other changes in fixed assets	0.0	245.4	223.9	0.0
Cash flow after capital expenditure	2.6	536.6	580.3	60.9
Interest-bearing net debt of companies acquired and divested	-8.5	9.4	-9.0	0.0
Dividend	-107.4	-108.4	-108.4	0.0
Change in interest-bearing liabilities (+ decrease / - increase)	-113.3	437.6	462.9	60.9

[1] Excl. interest-bearing net debt of acquired companies.

KEY FIGURES	1-9/03	1-9/02	1-12/02	7-9/03
Earnings per share EUR (diluted 1-9/03; 0.01 EUR)	0.01	0.32	0.36	-0.10
Return on capital employed %	2.9	6.5	5.8	2.3
Return on equity %	0.1	3.6	3.0	-3.0
Gross capital expenditures EUR million [1]	290	180	310	47
Personnel, averages	20 562	21 276	21 070	21 014

	9/03	9/02	12/02
Shareholders´ equity per share EUR	13.13	13.67	13.75
Equity ratio %	33.1	33.8	34.2
Gearing ratio %	132	121	119

Securities and guarantees EUR million	9/03	9/02	12/02
For own loans	400	356	487
For associated companies	0	0	0
For affiliated companies	5	4	26
For others	10	23	5
Total	415	383	518

Open derivative contracts EUR million	Gross amount 9/03	Gross amount 9/02	Gross amount 12/02
Interest rate derivatives	13 214	15 545	9 998
Currency derivatives	6 616	6 626	4 832
Total	19 830	22 171	14 830

[1] Excl. interest-bearing net debt of acquired companies.

m·real

TURNOVER EUR Million	Quarter I-III 2003	2002	Quarterly III 03	II 03	I 03	IV 02	III 02
Consumer packaging	656.3	694.1	214.8	211.6	229.9	227.0	231.7
Commercial printing	1141.3	1270.3	364.9	372.8	403.6	368.1	403.6
Home & Office	513.4	581.9	151.3	170.5	191.6	200.8	183.4
Publishing	590.6	586.1	199.3	187.1	204.2	204.0	191.0
Map Merchant Group	1045.0	1167.8	332.5	345.0	367.5	375.0	371.7
Metsä Tissue	498.6	477.1	164.9	169.0	164.7	170.7	162.2
Internal sales and other operations	124.7	199.6	39.5	51.8	33.4	41.7	60.5
GROUP TOTAL	4569.9	4976.9	1467.2	1507.8	1594.9	1587.3	1604.1

OPERATING PROFIT AND RESULT EUR Million	Quarter I-III 2003	2002	Quarterly III 03	II 03	I 03	IV 02	III 02
Consumer packaging	35.8	76.4	15.2	2.0	18.6	7.0	25.3
Commercial printing	21.2	90.1	-2.2	5.1	18.3	16.6	22.9
Home & Office	39.6	83.2	3.9	13,9	21.8	19.6	28.3
Publishing	15.7	34.4	12.1	-6.7	10.3	8.8	16.5
Map Merchant Group	6.1	-5.6	-2.7	3.4	5.4	-9.3	-5.9
Metsä Tissue	33.8	37.2	13.8	8.3	11.7	5.9	17.2
Other operations	-41.1	-42.1	-11.2	-11.2	-18.7	2.1	-7.2
OPERATING PROFIT	111.1	273.6	28.9	14.8	67.4	50.7	97.1
% of turnover	2.4	5.5	2.0	1.0	4.2	3.2	6.1
Net exchange gains/losses	11.0	-35.5	-0.5	5.3	6.2	5.0	-16.9
Other financial income and expenses	-97.1	-113.9	-32.3	-29.8	-35.0	-45.6	-38.7
PROFIT BEFORE EXTRAORDINARY ITEMS	25.0	124.2	-3.9	-9.7	38.6	10.1	41.5
% of turnover	0.5	2.5	-0.3	-0.6	2.4	0.6	2.6

OPERATING PROFIT %	Quarter I-III 2003	2002	Quarterly III 03	II 03	I 03	IV 02	III 02
Consumer packaging	5.5	11.0	7.1	0.9	8.1	3.1	10.9
Commercial printing	1.9	7.1	-0.6	1.4	4.5	4.5	5.7
Home & Office	7.7	14,3	2.6	8.2	11.4	9.8	15.4
Publishing	2.7	5.9	6.1	-3.6	5.0	4.3	8.6
Map Merchant Group	0.6	-0.5	-0.8	1.0	1.5	-2.5	-1.6
Metsä Tissue	6.8	7.8	8.4	4.9	7.1	3.5	10.6
GROUP TOTAL	2.4	5.5	2.0	1.0	4.2	3.2	6.1

RETURN ON CAPITAL EMPLOYED %	I - III Q 2003	Year 2002	2001
Consumer packaging	5.3	9.1	14.9
Commercial printing	2.1	7.1	6.2
Home & Office	5.8	11.0	6.2
Publishing	1.8	3.6	5.7
Map Merchant Group	2.5	-3.0	-0.8
Metsä Tissue	13.8	13.2	10.3
GROUP TOTAL	2.9	5.8	6.9

CAPITAL EMPLOYED, EUR Million	9/03	12/02	12/01
Consumer packaging	969.0	991.0	934.0
Commercial printing	1 587.4	1 567.5	1 621.1
Home & Office	860,0	973,7	1 018,4
Publishing	1 240.9	1 256.2	1 378.2
Map Merchant Group	392.1	410.4	484.8
Metsä Tissue	334.8	325.5	342.3
Other assets	411.5	372.8	515.1
GROUP TOTAL	5 795.6	5 897.1	6 293.8

PERSONNEL, Average	I - III Q 2003	I - III Q 2002	I - IV Q 2002
Consumer packaging	3 106	3 196	3 151
Commercial printing	5 340	5 916	5 831
Home & Office	2 123	2 127	2 125
Publishing	1 618	1 834	1 769
Map Merchant Group	2 566	2 779	2 745
Metsä Tissue	3 337	2 950	3 067
Other operations	2 472	2 474	2 382
GROUP TOTAL	20 562	21 276	21 070

PRODUCTION 1000 tonnes	Quarter I-III 2003	 2002	Quarterly III 03	 II 03	 I 03
Commercial printing	1 338	1 321	431	446	461
Home & Office	670	708	200	233	237
Publishing [1]	807	734	270	254	283
Paperboard	509	506	172	154	183
Fluting	136	167	50	38	48
Liner [2]	110	114	36	33	41
CTMP	247	204	88	77	82
Metsä-Botnia's pulp [2]	854	808	305	269	280
M-real's pulp	904	883	290	303	311

PRODUCTION 1000 tonnes	Quarterly IV 02	 III 02	 II 02	 I 02	 IV 01
Commercial printing	436	406	448	467	432
Home & Office	207	231	233	244	207
Publishing [1]	256	244	235	255	242
Paperboard	173	167	169	170	152
Fluting	57	64	49	54	60
Liner [2]	37	40	39	35	36
CTMP	76	79	63	62	49
Metsä-Botnia's pulp [2]	249	294	250	264	234
M-real's pulp	308	290	304	289	264

[1] Includes 50 % of the production of Albbruck (until 30.6.2002).
[2] Equals to M-real´s ownership (47 %).

m·real

SLACK DEMAND FOR PACKAGING BOARD AND PAPER COUPLED WITH A FALL IN THE SELLING PRICE OF PAPER CUT INTO M-REAL'S PROFITABILITY

In the second quarter, the M-real Group's operating profit fell to EUR 14.8 million from EUR 67.4 million in the previous quarter. The central reasons for the weakening in profitability were the fall in demand for packaging board and paper in step with the general economic situation, the fall in the selling price of paper, the seasonal drop in the volume of paper delivered and the annual maintenance shutdowns at the mills in Finland.

Key figures in the second quarter:
- Earnings per share: EUR 0.01 negative (previous quarter: EUR 0.12)
- Result before extraordinary items: a loss of EUR 9.7 million (profit of 38.6)
- Operating profit: EUR 14.8 million (67.4)
- Cash flow from operations: EUR 31.2 million (153.6)
- Return on capital employed: 1.4 per cent (5.0)
- Turnover: EUR 1,507.8 million (1,594.9)
- Equity ratio at the end of the period: 32.9 per cent (32.6)
- 85 per cent capacity utilization rate at the paper mills (90), 78 per cent at the board mills (94)

The selling price of folding boxboard rose somewhat in Europe compared with the previous quarter. The depreciation of the US dollar and the British pound nevertheless depressed the average euro-denominated selling price of both paperboard and paper.

President and CEO Jouko M. Jaakkola commented on the quarter and the market situation as follows:

"M-real's second-quarter profitability was very weak owing to the low price of paper and the slack demand for paper and paperboard. In addition, the annual maintenance costs at the mills in Finland burdened quarter's result."

"The development programmes aiming at achieving annual cost savings of EUR 295 million and increases in income are moving ahead according to plans and will be seen to completion by the end of this year."

"Demand for paper in Europe is not likely to pick up, except for the seasonal upswing in the autumn. Production curtailments are continuing. The price of paperboard will probably remain stable, whereas paper prices may come under slight pressure."

M-REAL CORPORATION

Corporate communications

For further information, contact:

Jouko M. Jaakkola, President and CEO, M-real Corporation, tel. +358 10 469 4118, GSM +358 50 2261
Veli-Matti Mynttinen, Executive Vice President, M-real Corporation, tel. +358 10 469 4655, GSM +358 50 2895
Heikki Saarinen, CFO, M-real Corporation, tel. +358 10 469 4686, GSM +358 50 598 7142

M-REAL CORPORATION

INTERIM REPORT 1 JANUARY - 30 JUNE 2003

APRIL-JUNE EARNINGS COMPARED WITH THE PREVIOUS QUARTER

In the second quarter, the M-real Group's operating profit fell to EUR 14.8 million from EUR 67.4 million in the previous quarter. Operating profit accounted for 1.0 per cent of turnover (Jan.-Mar. 2003: 4.2). The profitability of all the business areas weakened. Metsä Tissue's earnings also fell.

The weakening in the profitability of the Consumer packaging business area was due mainly to the fall in demand for its main products in the face of an uncertain economic situation and the Sars epidemic, and it was further impacted by the annual maintenance costs at the mills in Finland in June. The continued depreciation of the US dollar and the British pound depressed further the average euro-denominated selling price. Paperboard deliveries amounted to 265,000 tonnes (283,000). Production at the mills was curtailed by 59,000 tonnes (19,000) in line with demand. The capacity utilization rate was 78 per cent (94).

Demand for paper was down on the previous quarter. The weakening in the profitability of paper was attributable primarily to the fall in the delivery volume and selling price. The delivery volume fell due to both seasonal factors and weaker demand in the wake of an uncertain economic situation. The depreciation of the US dollar and the British pound depressed the average euro-denominated selling price. The delivery volume of coated fine paper declined by 5 per cent, with uncoated fine paper down 7 per cent and magazine paper down 4 per cent. The total volume of paper deliveries was 927,000 tonnes (975,000). Owing to the imbalance in supply and demand, production curtailments had to be continued. Production curtailments amounted to 126,000 tonnes (94,000). The capacity utilization rate of the paper mills was 85 per cent (90).

The effect of the change in foreign exchange rates, including hedging income, on operating profit was EUR 6.2 million positive (0.8 positive). By the end of June, the dollar had weakened by nearly 4.9 per cent and the pound sterling by 0.5 per cent compared with the end of March. The average exchange rate of the US dollar against the euro in April-June was 5.8 per cent lower and against the pound 4.7 per cent lower than in the previous quarter.

Turnover was EUR 1,507.8 million (1,594.9).

Net financial expenses were EUR 24.5 million (28.8). Financial expenses include a gain on foreign exchange of EUR 5.3 million (6.2) as well as non-recurring income of EUR 8.2 million that was realized on an interest rate swap. Net interest and other financial expenses amounted to EUR 29.8 million (35.0).

Other operating income amounted to EUR 23.2 million (12.1). The sum does not include major non-recurring items.

The result before extraordinary items was a loss of EUR 9.7 million (profit of 38.6 million).

The second-quarter result was a net loss of EUR 2 million (net profit of 21.0 million in Apr.-June 2002). Tax proceeds, including the change in the deferred tax liability and the tax refunds for the companies in Germany and additional assessments (net proceeds of EUR 9.2 million) were EUR 8.3 million (tax expenses of 17.3 million in Apr.-June 2002).

Earnings per share were EUR 0.01 negative (0.12 positive).

The return on capital employed was 1.4 per cent (5.0). The return on equity was 0.2 per cent negative (3.5).

EARNINGS IN JANUARY-JUNE COMPARED WITH THE SAME PERIOD OF 2002

Operating profit in January-June was EUR 82.2 million (Jan.-June 2002: 176.5 million). The profitability of all business areas weakened except for the Map Merchant Group business. The main factors that weakened profitability were the lower selling prices of paper as well as the 23 per cent drop in the exchange rate of the US dollar and the 10 per cent average fall in the British pound. The cheaper dollar hit the profitability of the Consumer packaging business area particularly hard. Operating profit was also reduced by the disposal of the shareholding in Albbruck in June 2002.

Turnover was EUR 3,102.7 million (3,372.8). Turnover was lowered by the same factors as impacted operating profit. In comparable terms, the fall in turnover was 7 per cent.

Consolidated profit before extraordinary items was EUR 28.9 million (82.7).

PERSONNEL

The number of personnel at the end of June was 21,230 employees (21,659 employees at 30 June 2002), of which 6,848 employees worked in Finland (7,003). The net increase in personnel as a consequence of acquisitions and divestments was 415 employees.

The Group's personnel includes 47 per cent of Metsä-Botnia's employees.

The payroll at the end of 2002 was 20,323 employees.

CAPITAL EXPENDITURES ON FIXED ASSETS

M-real's total capital expenditures in January-June amounted to EUR 89 million. In addition, about EUR 154 million has been paid as the purchase price of shares in acquired companies.

ACQUISITIONS, DIVESTMENTS AND RESTRUCTURING

In January M-real purchased from SCA the shares which the company owned in Metsä Tissue Corporation (19.27 per cent of the shares outstanding). In addition, in January M-real purchased shares from other Metsä Tissue owners, raising M-real's holding in Metsä Tissue to over 90 per cent. By way of the mandatory redemption process in accordance with the Securities Market Act and the Companies Act, M-real's holding rose to 100 per cent in June, and Metsä Tissue was delisted from the Main List of Helsinki Exchanges on 19 June. The total price of the Metsä Tissue shares and stock options purchased during January-June was about EUR 128 million.

In March, M-real purchased 24.7 per cent of the shares in Oy Hangö Stevedoring Ab, raising M-real's holding in the company to 100 per cent.

During the report period Metsä Tissue purchased additional shares in its subsidiary Zaklady Papiernicze Krapkowicach SA, bringing Metsä Tissue's holding in ZPK to 100 per cent.

The acquisition of the Czech office paper merchant Narpex, which Map Merchants agreed in December, entered into force in the Czech Republic in January. Also in January, Map Merchants acquired the shares held by minority shareholders in its Danish subsidiary Schramm-Papirgros A/S (30.7 per cent of the shares). On 14 March, Metsä-Botnia announced that it was purchasing 60 per cent of the shares in the Uruguayan company Compania Forestal Oriental S.A (FOSA) from Shell International Renewables BV.

On 4 June, M-real announced it had made a bid to the Portuguese State for a 25 per cent stake in the Portuguese pulp and paper company Portucel Group. As part of its offer, M-real was to transfer its Home & Office business area to Portucel. This was to include the Home & Office business area's four paper mills and one pulp mill: Wifsta in Sweden, Alizay (paper and pulp) and Pont Sainte Maxence in France and the New Thames mill in Great Britain. The production of uncoated fine paper at the Husum paper mill was to be sold to Portucel on a long-term agreement.

On 11 June M-real announced that it had signed an agreement on a strategic partnership with IBM Global Services concerning the delivery of business applications and basic information technology services to M-real's units worldwide. The agreement provides for the transfer of M-real's own information technology services business and Logisware Oy's entire operations to IBM's organization, and it will come into force on 1 September 2003. The agreement is subject to approval by the competition authorities.

FINANCING

Interest-bearing net liabilities amounted to EUR 3,193 million at the end of June (Dec. 2002: 3,019 million).

The equity ratio was 32.9 per cent (June 2002: 33.3, Dec. 2002: 34.2) and the gearing ratio was 134 per cent (June 2002: 124, Dec. 2002: 119). The equity ratio and gearing ratio were weakened during the period by the purchase of the Metsä Tissue shares as well as by the dividend payout on 27 March.

Liquidity is good. Liquidity at the end of June was EUR 1,317 million, of which EUR 1,180 million consisted of binding long-term credit commitments and EUR 137 million represented liquid funds and investments. In addition, to meet its short-term financing needs the Group had at its disposal non-binding domestic and foreign commercial paper programmes and credit facilities amounting to about EUR 700 million.

At the end of June an average of 4.9 months of net foreign currency exposure was hedged. The degree of hedging during the report period has varied between 3.8 and 5.2 months. At the end of the report period, about 96 per cent of the shareholders' equity not in euros was hedged. At the end of June, the Group's liabilities were tied to fixed-interest rates for a period of 16 months. During January-June, the fixed-rate period has varied from 12 to 16 months.

In May Standard & Poors confirmed that its credit rating for M-real's long-term loans was BBB- and the credit rating for M-real's short-term loans was A3, with a negative outlook. Previously, the credit rating institution had judged the outlook to be neutral. Moodys´s credit rating for M-real's long-term loans is Baa3 and for short-term loans it is P3, with a negative outlook.

SHARES

The highest price of M-real's Series B share on Helsinki Exchanges during the January-June period was EUR 8.75 and the lowest price was EUR 6.25. The average share price was EUR 6.98. In 2002 the average price was EUR 8.28. The price of the Series B share was EUR 6.86 at the end of the report period, 30 June 2003.

Turnover of the Series B share was EUR 329 million, or 33 per cent of the shares outstanding. The market capitalization of the Series A and B shares at 30 June 2003 totalled EUR 1,221 million.

At 30 June 2003 Metsäliitto Osuuskunta owned 38.5 per cent of M-real Corporation's shares and 64.2 per cent of the voting rights conferred by these shares. International investors owned 34.4 per cent of the shares.

The Board of Directors does not have valid authorizations to carry out a share issue or issues of convertible bonds or bonds with warrants.

NEW ORGANIZATION

In June M-real streamlined its organization with the aim of boosting competitiveness and the efficiency of customer service. The Group now comprises the Marketing & Sales and Operations organizations as well as the corporate functions supporting them.

The business areas and sales units belong to the Marketing & Sales organization. The business areas are Cartons, Graphics, Offices and Specialities. In addition, the Map paper merchanting business and Metsä Tissue belong to the Group.

M-real's financial reporting will continue in accordance with the old organizational structure up to the end of the current financial year.

NEAR-TERM OUTLOOK

The recession in Europe appears to be continuing. Demand for paperboard and paper is not estimated to revive this year. In the United States, there are some isolated signs of a pickup in the economy and paper consumption, but the main economic indicators do not point clearly to the course which future developments will take.

In September-November, a seasonal rise in the demand for paper is expected. A cyclical upswing, however, is not anticipated and price pressure will continue.

Espoo, 28 July 2003

BOARD OF DIRECTORS

BUSINESS AREAS AND MARKET TRENDS

Consumer packaging

	II 03	I 03	IV 02	III 02	II 02	2002	I-II 03 change
Turnover	211.6	229.9	227.0	231.7	232.4	921.1	-8.0%
Operating profit	2.0	18.6	7.0	25.3	17.3	83.4	
Operating profit, %	0.9	8.1	3.1	10.9	7.4	9.1	
Return on capital employed, %	1.3	7.8	3.7	11.1	7.8	9.1	
Mill deliveries, 1,000 t	265	283	283	284	287	1129	-6.4%
Board mills' capacity utilization rate, %	78	94	92	94	89	91	

The Consumer packaging business area's operating profit in the second quarter was EUR 2.0 million (Jan.-Mar. 2003: 18.6). The weakening in the profitability was due mainly to the fall in demand for the business area's main products owing to the uncertain economic situation and the Sars epidemic as well as to the annual maintenance costs in Finland in June. The continued weakening in the US dollar and British pound eroded the average selling price of the main product groups compared with the previous quarter. The capacity utilization rate was 78 per cent (94).

Deliveries by west European folding boxboard producers were down 3 per cent on the previous quarter. M-real's total delivery volume declined by 9 per cent. The selling price in western Europe rose slightly. The depreciation of the US dollar and the British pound nonetheless depressed the average euro-denominated selling price.

The delivery volume of linerboard was down 4 per cent on the previous quarter. The selling price was unchanged. The depreciation of the US dollar nevertheless depressed the average euro-denominated selling price.

The weak demand for fluting continued. The delivery volume declined by 10 per cent.

Deliveries of wallpaper base declined slightly in step with the worldwide drop in demand for wallpaper base. Selling prices also fell.

Commercial printing

	II 03	I 03	IV 02	III 02	II 02	2002	I-II 03 change
Turnover	372.8	403.6	368.1	403.6	412.5	1 638.4	-7.6%
Operating profit	5.1	18.3	16.6	22.9	28.3	106.7	
Operating profit, %	1.4	4.5	4.5	5.7	6.9	6.5	
Return on capital employed, %	1.4	5.3	4.4	5.6	7.0	7.1	
Mill deliveries, 1,000 t	439	460	425	419	441	1 757	-4.6%
Capacity utilization rate, %	83	86	79	74	82	81	

The Commercial printing business area's operating profit was EUR 5.1 million (18.3). The weakening in operating profit was attributable mainly to the fall in the delivery volume. The delivery volume fell on both a seasonal basis and due to the weakening in demand caused by the uncertain economic situation in western Europe, especially in Germany. No major change took place in prices in the main markets in Europe. The depreciation of the United States dollar and British pound nevertheless caused a drop in the industry's average selling price compared with the previous quarter.

Deliveries by west European producers of coated fine paper fell by 8 per cent compared with the previous quarter. The delivery volume of the Commercial printing business area's products fell by 5 per cent. The average running time of the paper machines was 2 days shorter than in the previous quarter and the capacity utilization rate was 83 per cent (86). The order book was 10 days at the end of June.

Zanders was transferred to the Commercial printing business area as from the beginning of 2003. The figures for 2002 have been adjusted accordingly.

Home & Office

	II 03	I 03	IV 02	III 02	II 02	2002	I-II 03 change
Turnover	181.8	191.6	200.8	183.4	183.7	782.7	-5.1%
Operating profit	13.9	21.8	19.6	28.3	26.1	102.8	
Operating profit, %	7.6	11.4	9.8	15.4	14.2	13.1	
Return on capital employed, %	5.7	9.4	10.0	11.0	10.6	11.0	
Mill deliveries, 1,000 t	229	246	211	218	223	902	-6.9%
Capacity utilization rate, %	89	93	79	88	91	89	

The Home & Office business area generated operating profit of EUR 13.9 million (21.8). The weakening in profitability was attributable mainly to the fall in the delivery volume, the lower selling price, the product mix and increased deliveries to markets outside Europe. The delivery volume fell on both a seasonal basis and due to the weakening in demand caused by the uncertain economic situation in western Europe.

Deliveries by west European producers of uncoated fine paper declined by 13 per cent compared with the previous quarter. The Home & Office business area's delivery volume declined by 7 per cent. The average running time of the paper machines was 3 days shorter than in the previous quarter and the capacity utilization rate was 89 per cent (93). The order book at the end of June was little over two weeks.

Publishing

	II 03	I 03	IV 02	III 02	II 02	2002	I-II 03 change
Turnover	187.1	204.2	204.0	191.0	193.5	790.1	-8.4%
Operating profit	-6.7	10.3	8.8	16.5	0.9	43.1	
Operating profit, %	-3.6	5.0	4.3	8.6	0.5	5.5	
Return on capital employed, %	-2.1	3.5	2.7	5.8	0.6	3.6	
Mill deliveries, 1,000 t	258	269	255	234	235	977	-4.1%
Capacity utilization rate, %	84	93	87	87	77	84	

The Publishing business area reported an operating loss of EUR 6.7 million (an operating profit of EUR 10.3 million). Profitability was weakened by a lower delivery volume, the continued fall in the selling price as well as the annual maintenance costs at the Publishing business area's mills in Finland. In addition, the depreciation of the US dollar and the British pound caused a decrease in the average selling price in euros.

Deliveries by west European producers of coated magazine paper (LWC) rose by 3 per cent compared with the previous quarter. The Publishing business area's delivery volume fell by 4 per cent. The average running time of the paper machines was 7 days shorter than in the previous quarter and the capacity utilization rate was 84 per cent (93). The order book at the end of June was slightly less than three weeks.

Map Merchant Group

	II 03	I 03	IV 02	III 02	II 02	2002	I-II 03 change
Turnover	345.0	367.9	375.0	371.7	387.1	1 542.8	-6.2%
Operating profit	3.4	5.4	-9.3	-5.9	-0.9	-14.9	
Operating profit, %	1.0	1.5	-2.5	-1.6	-0.2	-1.0	
Return on capital employed, %	4.0	5.8	-9.0	-4.0	-0.8	-3.0	
Delivery volumes, 1,000 t	308	317	311	307	314	1 270	-2.8%

The Map Merchant Group reported operating profit of EUR 3.4 million (5.8). The weakening in profitability was due to the fall in both the selling price and the delivery volume. The market situation remained difficult.

OTHER BUSINESSES

Metsä Tissue Corporation

	II 03	I 03	IV 02	III 02	II 02	2002	I-II 03 change
Turnover	169.0	164.7	170.7	162.2	155.7	647.8	-2.6%
Operating profit	8.3	11.7	5.9	17.2	8.4	43.1	
Operating profit, %	4.9	7.1	3.5	10.6	5.4	6.7	
Return on capital employed, %	10.2	14.5	7.6	21.0	10.5	13.2	

Metsä Tissue's operating profit in the second quarter was EUR 8.3 million (11.7). Profitability was weakened by the rise in raw material costs and a slower selling period than is usual for the season. Operating profit was boosted by the slight rise in the delivery volume.

Operating profit in January-June was EUR 20.0 million (Jan.-June 2002: 20.0 million). Profitability was lifted by the rise in the delivery volume together with an improved product range. Profitability was weakened by the extra costs of starting up new production lines. Average selling prices were slightly below the previous year's level.

In January-June, Metsä Tissue Corporation's share price registered a high of EUR 12.37 and a low of EUR 9.51. The company was delisted from the Main List of Helsinki Exchanges on 19 June. The last quoted price of the share was EUR 12.30. Share turnover was EUR 127.7 million, representing 34.7 per cent of the total number of shares outstanding. The company's market capitalization at 19 June 2002 was EUR 369 million. At the end of the financial year M-real owned 100 per cent of Metsä Tissue's shares.

M-REAL-GROUP (all figures unaudited)

PROFIT AND LOSS ACCOUNT (EUR million)	1-6/03	%	1-6/02	%
Turnover	3 102,7	100,0	3 372,8	100,0
Interest in associated companies	-8,3		-3,6	
Other operating income	35,3		30,9	
Operating expenses	2 807,9		2 989,4	
Depreciation	239,6		234,2	
Operating profit	82,2	2,6	176,5	5,2
Net exchange gains/losses	11,5		-18,6	
Other financial income and expenses	-64,8	-1,7	-75,2	-2,7
Profit before extraordinary items	28,9	0,9	82,7	2,5
Extraordinary items	0,0		143,2	
Profit before taxes and minority interest	28,9	0,9	225,9	6,7
Taxes	-9,0		-37,0	
Minority interest	-0,9		-5,0	
Profit for the period	19,0	0,6	183,9	5,5

PROFIT AND LOSS ACCOUNT (EUR million)	Change	%	1-12/02	%
Turnover	-270,1	-8,0	6 564,2	100,0
Interest in associated companies	-4,7		-4,9	
Other operating income	4,4		73,4	
Operating expenses	181,5		5 850,7	
Depreciation	-5,4		457,7	
Operating profit	-94,3	-53,4	324,3	4,9
Net exchange gains/losses	30,1		-30,5	
Other financial income and expenses	10,4		-159,5	-2,9
Profit before extraordinary items	-53,8	-65,1	134,3	2,0
Extraordinary items	-143,2		144,5	
Profit before taxes and minority interest	-197,0	-87,2	278,8	4,2
Taxes	28,0		-59,8	
Minority interest	4,1		-10,1	
Profit for the period	-164,9	-89,7	208,9	3,2

PROFIT AND LOSS ACCOUNT (EUR million)	4-6/03	%
Turnover	1 507,8	100,0
Interest in associated companies	-5,3	
Other operating income	23,2	
Operating expenses	1 390,8	
Depreciation	120,1	
Operating profit	14,8	1,0
Net exchange gains/losses	5,3	
Other financial income and expenses	-29,8	-1,6
Profit before extraordinary items	-9,7	-0,6
Extraordinary items	0,0	
Profit before taxes and minority interest	-9,7	-0,6
Taxes	8,3	
Minority interest	-0,6	
Profit for the period	-2,0	-0,1

Taxes include taxes corresponding to profit for the period.

BALANCE SHEET (EUR million)	6/2003	%	6/2002	%
Assets				
Fixed assets	4 860,1	67,2	4 929,4	65,7
Current assets				
Inventories	827,8	11,4	838,1	11,2
Other current assets	1 412,4	19,5	1 554,0	20,7
Liquid funds	136,7	1,9	176,4	2,4
Total	7 237,0	100,0	7 497,9	100,0
Liabilities				
Shareholders´ equity	2 359,6	32,6	2 746,3	36,6
Minority interest	23,1	0,3	61,6	0,8
Provisions for liabilities and charges	58,7	0,8	103,8	1,4
Long-term liabilities	2 962,0	40,9	2 956,5	39,4
Short-term liabilities	1 833,6	25,4	1 629,7	21,8
Total	7 237,0	100,0	7 497,9	100,0

BALANCE SHEET (EUR million)	12/2002	%
Assets		
Fixed assets	4 934,5	66,6
Current assets		
Inventories	814,9	11,0
Other current assets	1 460,9	19,7
Liquid funds	199,9	2,7
Total	7 410,2	100,0
Liabilities		
Shareholders´ equity	2 461,0	33,2
Minority interest	74,6	1,0
Provisions for liabilities and charges	66,3	0,9
Long-term liabilities	3 030,3	40,9
Short-term liabilities	1 778,0	24,0
Total	7 410,2	100,0

CASH FLOW STATEMENTS (EUR million)	1-6/03	1-6/02	1-12/02	4-6/03
Profit before extraordinary items	28,9	82,7	134,3	-9,7
Depreciation	239,6	234,2	457,7	120,1
Taxation	-28,3	-44,9	-56,7	-4,1
Other changes	23,5	8,9	-14,3	7,7
Funds from operations	**263,7**	**280,9**	**521,0**	**114,0**
Change in working capital	-78,9	75,4	145,4	-82,8
Cash flow from operations	**184,8**	**356,3**	**666,4**	**31,2**
Gross capital expenditures [1]	-243,1	-115,0	-310,0	-55,1
Disposal and other changes in fixed assets	0,0	235,0	223,9	0,0
Cash flow after capital expenditure	**-58,3**	**476,3**	**580,3**	**-23,9**
Interest-bearing net debt of companies acquired and divested	-8,5	9,4	-9,0	0,0
Dividend	-107,4	-108,4	-108,4	0,0
Change in interest-bearing liabilities (+ decrease / - increase)	**-174,2**	**377,3**	**462,9**	**-23,9**

[1] Excl. interest-bearing net debt of acquired companies.

KEY FIGURES	1-6/03	1-6/02	1-12/02	4-6/03
Earnings per share, EUR (diluted 1-6/03; 0,11 EUR)	0,11	0,23	0,36	-0,01
Return on capital employed, %	3,2	6,4	5,8	1,4
Return on equity, %	1,6	3,7	3,0	-0,2
Gross capital expenditures, EUR million [1]	243	115	310	55
Personnel, average	20 538	21 373	21 070	20 857

	6/03	6/02	12/02
Shareholders´ equity per share, EUR	13,18	13,61	13,75
Equity ratio, %	32,9	33,3	34,2
Gearing ratio, %	134	124	119

Securities and guarantees, EUR million	6/03	6/02	12/02
For own loans	474	533	487
For associated companies	0	1	0
For affiliated companies	5	5	26
For others	10	26	5
Total	489	565	518

Open derivative contracts, EUR million	Gross amount 6/03	Gross amount 6/02	Gross amount 12/02
Interest rate derivatives	11 189	8 948	9 998
Currency derivatives	7 118	7 960	4 832
Total	18 307	16 908	14 830

[1] Excl. interest-bearing net debt of acquired companies.

TURNOVER EUR Million	Quarter I-II 2003	2002	Quarterly II 03	I 03	IV 02	III 02	II 02
Consumer packaging	441,5	462,4	211,6	229,9	227,0	231,7	232,4
Commercial printing	776,4	866,7	372,8	403,6	368,1	403,6	412,5
Home & Office	373,4	398,5	181,8	191,6	200,8	183,4	183,7
Publishing	391,3	395,1	187,1	204,2	204,0	191,0	193,5
Map Merchant Group	712,5	796,1	345,0	367,5	375,0	371,7	387,1
Metsä Tissue	333,7	314,9	169,0	164,7	170,7	162,2	155,7
Internal sales and other operations	73,9	139,1	40,5	33,4	41,7	60,5	71,8
GROUP TOTAL	3 102,7	3 372,8	1507,8	1594,9	1587,3	1604,1	1636,7

OPERATING PROFIT AND RESULT EUR Million	Quarter I-II 2003	2002	Quarterly II 03	I 03	IV 02	III 02	II 02
Consumer packaging	20,6	51,1	2,0	18,6	7,0	25,3	17,3
Commercial printing	23,4	67,2	5,1	18,3	16,6	22,9	28,3
Home & Office	35,7	54,9	13,9	21,8	19,6	28,3	26,1
Publishing	3,6	17,9	-6,7	10,3	8,8	16,5	0,9
Map Merchant Group	8,8	0,3	3,4	5,4	-9,3	-5,9	-0,9
Metsä Tissue	20,0	20,0	8,3	11,7	5,9	17,2	8,4
Other operations	-29,9	-34,9	-11,2	-18,7	2,1	-7,2	-22,4
OPERATING PROFIT	82,2	176,5	14,8	67,4	50,7	97,1	57,7
% of turnover	2,6	5,2	1,0	4,2	3,2	6,1	3,5
Net exchange gains/losses	11,5	-18,6	5,3	6,2	5,0	-16,8	0,2
Other financial income and expenses	-64,8	-75,2	-29,8	-35,0	-45,6	-38,7	-37,2
PROFIT BEFORE EXTRAORDINARY ITEMS	28,9	82,7	-9,7	38,6	10,1	41,5	20,7
% of turnover	0,9	2,5	-0,6	2,4	0,6	2,6	1,3

OPERATING PROFIT, %	Quarter I-II 2003	2002	Quarterly II 03	I 03	IV 02	III 02	II 02
Consumer packaging	4,7	11,1	0,9	8,1	3,1	10,9	7,4
Commercial printing	3,0	7,8	1,4	4,5	4,5	5,7	6,9
Home & Office	9,6	13,8	7,6	11,4	9,8	15,4	14,2
Publishing	0,9	4,5	-3,6	5,0	4,3	8,6	0,5
Map Merchant Group	1,2	0,0	1,0	1,5	-2,5	-1,6	-0,2
Metsä Tissue	6,0	6,4	4,9	7,1	3,5	10,6	5,4
GROUP TOTAL	2,6	5,2	1,0	4,2	3,2	6,1	3,5

RETURN ON CAPITAL EMPLOYED, %	I - II Q 2003	Year 2002	2001
Consumer packaging	4,7	9,1	14,9
Commercial printing	3,4	7,1	6,2
Home & Office	7,6	11,0	6,2
Publishing	0,7	3,6	5,7
Map Merchant Group	4,9	-3,0	-0,8
Metsä Tissue	12,2	13,2	10,3
GROUP TOTAL	3,2	5,8	6,9

CAPITAL EMPLOYED, EUR Million	6/03	12/02	12/01
Consumer packaging	932,0	991,0	934,0
Commercial printing	1 527,1	1 567,5	1 621,1
Home & Office	888,7	973,7	1 018,4
Publishing	1 224,3	1 256,2	1 378,2
Map Merchant Group	389,0	410,4	484,8
Metsä Tissue	335,9	325,5	342,3
Other assets	552,4	372,8	515,1
GROUP TOTAL	5 849,4	5 897,1	6 293,8

PERSONNEL, average	I - II Q 2003	I - II Q 2002	I - IV Q 2002
Consumer packaging	3 094	3 173	3 151
Commercial printing	5 370	5 984	5 831
Home & Office	2 119	2 111	2 125
Publishing	1 603	1 888	1 769
Map Merchant Group	2 582	2 798	2 745
Metsä Tissue	3 333	2 958	3 067
Other operations	2 437	2 461	2 382
GROUP TOTAL	20 538	21 373	21 070

PRODUCTION 1000 tons	Quarter I-II 2003	 2002	Quarterly II 03	 I 03	 IV 02
Commercial printing	907	915	446	461	436
Home & Office	470	477	233	237	207
Publishing [1]	537	490	254	283	256
Paperboard	337	339	154	183	173
Fluting	86	103	38	48	57
Liner [2]	74	74	33	41	37
CTMP	159	125	77	82	76
Metsä-Botnia's pulp [2]	549	514	269	280	249
M-real's pulp	614	593	303	311	308

PRODUCTION 1000 tons	Quarterly III 02	 II 02	 I 02	 IV 01	 III 01
Commercial printing	406	448	467	432	425
Home & Office	231	233	244	207	199
Publishing [1]	244	235	255	242	246
Paperboard	167	169	170	152	170
Fluting	64	49	54	60	57
Liner [2]	40	39	35	36	35
CTMP	79	63	62	49	34
Metsä-Botnia's pulp [2]	294	250	264	234	258
M-real's pulp	290	304	289	264	251

[1] Includes 50 % of the production in Albbruck (until 30.6.2002).
[2] Equals to M-real´s ownership (47 %).

m·real

A SEASONAL INCREASE IN PAPER DELIVERIES IMPROVES M-REAL'S PROFITABILITY, NO CHANGE IN DEMAND FOR MAIN PRODUCTS

In the first quarter M-real Group's operating profit rose to EUR 67.4 million from EUR 50.7 million in the previous quarter. The central reasons for the improvement in profitability were a seasonal increase in deliveries of paper, the progress made in starting up the rebuilt board machine at Äänekoski as well as the fact that the previous quarter's result was burdened by machine rebuild and annual maintenance shutdowns and non-recurring expense items. Taking into account hedging income, the depreciation of the US dollar and British pound did not have a substantial effect on earnings in the report period.

Key figures
- Earnings per share: EUR 0.12 (previous quarter: EUR 0.04)
- Profit before extraordinary items: EUR 38.6 million (10.1)
- Operating profit: EUR 67.4 million (50.7)
- Cash flow from operations: EUR 153.6 million (195.2)
- Return on capital employed: 5.0 per cent (3.8)
- Turnover: EUR 1,594.9 million (1,587.3)
- Equity ratio at the end of the period: 32.6 per cent (34.2)
- 90 per cent capacity utilization rate at the paper mills (81), 94 per cent at the board mills (92)

Demand for folding boxboard and its selling price were at the previous quarter's level. The selling price of paper grades fell compared with the previous quarter. The depreciation of the US dollar and the British pound depressed the average euro-denominated selling price of both paperboard and paper.

President and CEO Jouko M. Jaakkola sized up the market situation as follows: "Although M-real's delivery volumes for various paper grades increased on the previous quarter, we do not believe that the market situation has picked up in Europe. The factors driving the increased delivery volumes were a seasonal increase in deliveries and customers' stock-building. In addition, there was an increase in exports outside Europe."

The economic outlook in Europe and the world's other main economic areas is still very uncertain, and the primary financial indicators do not show signs of an improved trend. This also creates hesitancy concerning the demand for packaging board. The weak demand situation for the paper business areas does not point to an imminent change for the better. Owing to the seasonal fluctuation, paper deliveries in the second quarter are expected to be lower than in the first quarter.

M-REAL CORPORATION

Corporate communications

For further information, contact:

Jouko M. Jaakkola, President and CEO, M-real Corporation, tel. +358 10 469 4118, GSM +358 50 2261
Veli-Matti Mynttinen, Executive Vice President, M-real Corporation, tel. +358 10 469 4655, GSM +358 50 2895

m·real

M-REAL CORPORATION

INTERIM REPORT 1 JANUARY - 31 MARCH 2003

JANUARY-MARCH EARNINGS COMPARED WITH THE PREVIOUS QUARTER

In the first quarter M-real Group's operating profit rose to EUR 67.4 million from EUR 50.7 million in the previous quarter. Operating profit accounted for 4.2 per cent of turnover (Oct.-Dec./2002: 3.2). All the business areas improved their profitability. Metsä Tissue's earnings also improved.

The improvement in the profitability of the Consumer packaging business area was due mainly to the fact that machine rebuild and annual maintenance shutdowns no longer burdened the result as they did in the previous quarter, and startup of the rebuilt board machine at Äänekoski progressed well. Demand for folding boxboard and its selling price were at the previous quarter's level. The depreciation of the US dollar and the British pound depressed the average euro-denominated selling price. Paperboard deliveries amounted to 283,000 tonnes (283,000). Production at the mills was curtailed by 19,000 tonnes (5,000) in line with demand. The capacity utilization rate was 94 per cent (92).

Paper demand was on a par with the previous quarter. The main reason for the rise in the profitability of paper was the seasonal increase in the delivery volume. It is estimated that the delivery volume of fine paper was also boosted by customers' increased purchases to build stocks. The selling price of paper grades fell compared with the previous quarter. In addition, the depreciation of the US dollar and the British pound depressed the average euro-denominated selling price. The delivery volume of coated and uncoated fine paper rose by 11 per cent and the delivery volume of magazine paper by 5 per cent. The total volume of paper deliveries was 975,000 tonnes (891,000). Owing to the imbalance in supply and demand, production curtailments had to be continued. Production curtailments amounted to 94,000 tonnes (164,000). The capacity utilization rate of the paper mills was 90 per cent (81).

The effect of the change in foreign exchange rates, including hedging income, on operating profit was EUR 0.8 million (10.5 negative). By the end of March, the dollar had weakened by nearly 3.9 per cent and the pound sterling by 6.0 per cent compared with the end of the year. The average exchange rate of the US dollar against the euro in January-March was 7.3 per cent lower and against the pound 5.3 per cent lower than in the previous quarter.

Turnover was EUR 1,594.9 million (1,587.3).

Net financial expenses totalled EUR 28.8 million (40.6). Financial expenses include a gain on foreign exchange of EUR 6.2 million (5.0). Net interest and other financial expenses amounted to EUR 35.0 million (45.6).

Other operating income amounted to EUR 12.1 million (26.7). The sum does not include non-recurring items.

Profit before extraordinary items was EUR 38.6 million (10.1).

First-quarter net profit was EUR 21.0 million (6.9). Taxes, including the change in the deferred tax liability, were EUR 17.3 million (1.8).

Earnings per share were EUR 0.12 (0.04).

The return on capital employed was 5.0 per cent (3.8). The return on equity was 3.5 per cent (1.3).

EARNINGS IN JANUARY-MARCH COMPARED WITH THE SAME PERIOD OF 2002

First-quarter operating profit fell by 43.3 per cent compared with the first quarter of last year. The profitability of all business areas weakened except for the Map paper merchanting business. The main factors that weakened profitability were lower selling prices as well as the 22 per cent drop in the exchange rate of the US dollar and the 9 per cent fall in that of the British pound. The weakening in the dollar hit the profitability of the Consumer packaging business area particularly hard. Operating profit was also reduced by the disposal of the shareholding in Albbruck in June 2002.

Turnover was EUR 1,594.9 million (1,736.1) Turnover was lowered by the same factors as impacted operating profit. In comparable terms, the fall in turnover was 8 per cent.

Consolidated profit before extraordinary items was EUR 38.6 million (62.0).

PERSONNEL

The number of personnel at the end of March was 20,150 employees (21,261 employees at 31 March 2002), of which 5,993 employees worked in Finland (6,101). The net reduction in personnel as a consequence of divestments was 86 employees.

The Group's personnel includes 47 per cent of Metsä-Botnia's employees.

The payroll at the end of 2002 was 20,323 employees.

CAPITAL EXPENDITURES ON FIXED ASSETS

M-real's total capital expenditures in January-March amounted to EUR 35 million. In addition, about EUR 153 million has been paid as the purchase price of shares in acquired companies.

ACQUISITIONS, DIVESTMENTS AND RESTRUCTURING

On 20 January M-real announced that it had purchased from SCA the shares which the company owned in Metsä Tissue Corporation (19.27 per cent of the shares outstanding). The purchase price was EUR 12.30 per share, or a total of EUR 71.1 million. Through the deal, the M-real Group's shareholding in Metsä Tissue rose to 84.85 per cent. Later the same day M-real purchased additional shares, bringing its holding to more than 90 per cent. In accordance with the Securities Market Act, M-real announced on 14 February that it was making a mandatory redemption offer for all of Metsä-Tissue's shares and stock options held by other parties. The mandatory offer price was EUR 12.30 per share. The offer period in accordance with the mandatory offer commenced on 17 February 2003 and ended on 17 March 2003. On 3

March M-real announced that it would exercise its right under the Companies Act to redeem all the Metsä Tissue shares held by third parties at a price of EUR 12.30 per share. At the end of the report period M-real owned 99.9 per cent of Metsä Tissue's shares. The total price of the Metsä Tissue shares and stock options purchased during the report period was about EUR 127 million.

In a transaction signed on 24 March M-real purchased 24.7 per cent of the shares in Oy Hangö Stevedoring Ab, giving M-real a 100 per cent holding in the company.

During the report period Metsä Tissue purchased additional shares in its subsidiary Zaklady Papiernicze Krapkowicach SA, bringing Metsä Tissue's holding in ZPK to 91.6 per cent.

The acquisition of the Czech office paper merchant Narpex, which Map Merchants agreed in December, entered into force in the Czech Republic in January. Also in January, Map Merchants acquired the shares held by minority shareholders in its Danish subsidiary Schramm-Papirgros A/S (30.7 per cent of the shares).

On 14 March Metsä-Botnia announced that it was purchasing 60% of the shares in the Uruguayan company Compania Forestal Oriental S.A (FOSA) from Shell International Renewables BV. The company owns 48,000 hectares of land, of which 32,000 hectares are eucalyptus forest.

On 14 April M-real announced that it had signed a Letter of Intent on a strategic partnership with IBM Global Services concerning the delivery of business applications and basic information technology services to M-real's units worldwide. The Letter of Intent provides for the transfer of M-real's own information technology services and Logisware Oy's entire operations to IBM's organization.

FINANCING

Interest-bearing net liabilities amounted to EUR 3,169 million at the end of March (Dec. 2002: 3,019 million).

The equity ratio was 32.6 per cent (Mar. 2002: 30.0, Dec. 2002: 34.2) and the gearing ratio was 133 per cent (Mar. 2002: 144, Dec. 2002: 119).). The equity ratio and gearing ratio were weakened by the purchase of SCA's Metsä Tissue shares in January and by the dividend payout on 27 March 2003.

Liquidity is good. Liquidity at the end of March was EUR 1,332 million, of which EUR 1,190 million consisted of binding long-term credit commitments and EUR 142 million represented liquid funds and investments. In addition, to meet its short-term financing needs the Group had at its disposal non-binding domestic and foreign commercial paper programmes and credit facilities amounting to about EUR 700 million.

At the end of March an average of 3.8 months of net foreign currency exposure was hedged. The degree of hedging during the report period has varied between 3.8 and 5.2 months. At the end of the report period, about 92 per cent of the shareholders' equity not in euros was hedged. At the end of March the Group's liabilities were tied to fixed-interest rates for a period of 13 months. During January-March the fixed-rate period has varied from 13 to 15 months.

m-real

SHARES

The highest price of M-real's Series B share on Helsinki Exchanges during the January-March period was EUR 8.75 and the lowest price was EUR 6.25. The average share price was EUR 7.05. In 2002 the average price was EUR 8.28. The price of the Series B share was EUR 6.42 at the end of the report period, 31 March 2003.

Turnover of the Series B share was EUR 221 million, or 21 per cent of the shares outstanding. The market capitalization of the Series A and B shares at 31 March 2003 totalled EUR 1,161 million.

At 31 March 2003 Metsäliitto Osuuskunta owned 38.5 per cent of M-real Corporation's shares and 64.2 per cent of the voting rights conferred by these shares. International investors owned 31.8 per cent of the shares.

The Board of Directors does not have valid authorizations to carry out a share issue or issues of convertible bonds or bonds with warrants.

DIVIDEND

M-real Corporation's Annual General Meeting held on 17 March 2003 passed a resolution to pay a dividend of EUR 0.60 per share for the 2002 financial year in accordance with the proposal of the Board of Directors. The dividend was paid out on 27 March 2003.

BOARD OF DIRECTORS

The Annual General Meeting re-elected the following persons to seats on M-real's Board of Directors for a term extending up to the next Annual General Meeting: Timo Haapanen, Asmo Kalpala, Erkki Karmila, Runar Lillandt, Matti Niemi, Antti Oksanen (chairman), Antti Tanskanen and Arimo Uusitalo (vice chairman).

NEAR-TERM OUTLOOK

Demand for folding boxboard was at the previous quarter's level. The market situation for the paper business areas remained difficult despite seasonal increases in deliveries. Production curtailments had to be continued. The capacity utilization rate of the mills remained low, especially for those producing coated fine paper.

The economic outlook in Europe and the world's other main economic areas is still very uncertain, and the primary financial indicators do not show signs of a turn for the better. This also creates hesitancy concerning the demand for packaging board. The weak demand situation for the paper business areas does not reflect an imminent change for the better. Owing to the seasonal fluctuation, paper deliveries in the second quarter are expected to be lower than in the first quarter.

Espoo, 28 April 2003

BOARD OF DIRECTORS

BUSINESS AREAS AND MARKET TRENDS

M-real has changed the financial reporting of its business areas. Comparable figures have been published on 23 April, 2003.

Consumer packaging

	I 03	IV 02	III 02	II 02	I 02	2002	IV 02-I 03 change
Turnover	229.9	227.0	231.7	232.4	230.0	921.1	+1.3%
Operating profit	18.6	7.0	25.3	17.3	33.8	83.4	
Operating profit, %	8.1	3.1	10.9	7.4	14.7	9.1	
Return on capital employed, %	7.8	3.7	11.1	7.8	14.7	9.1	
Mill deliveries, 1,000 t	283	283	284	287	274	1129	0%
Board mills' capacity utilization rate, %	94	92	94	89	89	91	

The Consumer packaging business area reported operating profit of EUR 18.6 million (Oct.-Dec. 2002: 7.0). The improvement in profitability was due mainly to the fact that earnings in the previous quarter were burdened by machine rebuild and annual maintenance shutdowns. Furthermore, startup of the rebuilt board machine at Äänekoski progressed well. The low demand for fluting weakened profitability. The average capacity utilization rate was 94 per cent (92).

Deliveries of folding boxboard by west European producers were up one per cent on the previous quarter. M-real's total delivery volume rose by 4 per cent. Selling prices remained unchanged. The depreciation of the US dollar and the British pound depressed the average euro-denominated selling price.

The delivery volume of linerboard was up 4 per cent on the previous quarter. Selling prices remained unchanged. The depreciation of the US dollar depressed the average euro-denominated selling price.

Demand for fluting was exceptionally weak. The delivery volume declined by 20 per cent.

Folding boxboard deliveries fell by 4 per cent. Selling prices remained unchanged.

Commercial printing

	I 03	IV 02	III 02	II 02	I 02	2002	IV 02-I 03 change
Turnover	403.6	368.1	403.6	412.5	454.2	1,638.4	+9.6%
Operating profit	18.3	16.6	22.9	28.3	38.9	106.7	+10.2%
Operating profit, %	4.5	4.5	5.7	6.9	8.6	6.5	
Return on capital employed, %	5.2	4.0	5.8	7.1	9.6	7.1	
Mill deliveries, 1,000 t	460	425	419	441	471	1,757	+8.2%
Capacity utilization rate, %	86	79	74	82	90	81	

The Commercial printing business area's operating profit in the first quarter was EUR 18.3 million (16.6). The improvement in operating profit was due mainly to the seasonal increase in the delivery volume. The delivery volume was boosted by customers' increased purchases to top up stocks. No major change took place in prices in the main markets in Europe. The depreciation of the dollar and pound nevertheless caused a drop in the industry's average selling price compared with the previous quarter.

Deliveries by west European producers of coated fine paper rose by 6 per cent, compared with the previous quarter. The delivery volume of the Commercial printing business area's products rose by 8 per cent. The average running time of the paper machines was 6 days longer than in the previous quarter and the capacity utilization rate was 86 per cent (79). The order book was two weeks at the end of March.

Zanders was transferred to the Commercial printing business area as from the beginning of 2003. The figures for 2002 have been adjusted accordingly.

Home & Office

	I 03	IV 02	III 02	II 02	I 02	2002	IV 02-I 03 change
Turnover	191.6	200.8	183.4	183.7	214.8	782.7	-4.6%
Operating profit	21.8	19.6	28.3	26.1	28.8	102.8	+11.2%
Operating profit, %	11.4	9.8	15.4	14.2	13.4	13.1	
Return on capital employed, %	8.7	7.4	11.0	10.5	11.7	10.4	
Mill deliveries, 1,000 t	246	211	218	223	250	902	+16.6%
Capacity utilization rate, %	93	79	88	91	96	89	

The Home & Office business area generated operating profit of EUR 21.8 million (19.6). Profitability was improved mainly by the growth in the delivery volume, which was boosted by seasonal factors as well as increased by deliveries to markets outside Europe. On the other hand, profitability was weakened by the fall in the selling price compared with the previous quarter.

Deliveries by west European producers of uncoated fine paper rose by 6 per cent, compared with the previous quarter. The Home & Office business area's delivery volume rose by 17 per cent. The average running time of the paper machines was 10 days longer than in the previous quarter and the capacity utilization rate was 93 per cent (79). The order book at the end of March was about three weeks.

Publishing

	I 03	IV 02	III 02	II 02	I 02	2002	IV 02-I 03 change
Turnover	204.2	204.0	191.0	193.5	201.6	790.1	+0,1%
Operating profit	10.3	8.8	16.5	0.9	17.0	43.1	+17.0%
Operating profit, %	5.0	4.3	8.6	0.5	8.4	5.5	
Return on capital employed, %	3.4	3.0	5.6	0.4	5.0	3.5	
Mill deliveries, 1,000 t	269	255	234	235	254	977	+5.5%
Capacity utilization rate, %	93	87	87	77	85	84	

The Publishing business area's operating profit was EUR 10.3 million (8.8). Profitability was improved by the seasonal increase in the delivery volume and by enhanced production efficiency. By contrast, profitability was weakened by the continued fall in the selling price. In addition, the depreciation of the US dollar and the British pound depressed the average euro-denominated selling price.

Deliveries of coated magazine paper (LWC) by west European producers fell by 10 per cent compared with the previous quarter. The Publishing business area's delivery volume rose by 5 per cent. The average running time of the paper machines was 4 days longer than in the previous quarter and the capacity utilization rate was 93 per cent (87). The order book at the end of March was slightly less than three weeks.

Map Merchant Group

	I 03	IV 02	III 02	II 02	I 02	2002	IV 02-I 03 change
Turnover	367.9	375.0	371.7	387.1	409.0	1 542.8	-1.9%
Operating profit/loss	5.8	-9.3	-5.9	-0.9	1.2	-14.9	
Operating profit/loss, %	1.5	-2.5	-1.6	-0.2	0.3	-1.0	
Return on capital employed, %	5.8	-9.0	-4.0	-0.8	1.8	-3.0	
Delivery volumes, 1,000 t	317	311	307	314	338	1 270	+1.9%

The Map paper merchanting business area posted operating profit of EUR 5.8 million (an operating loss of 9.3 million in Oct.-Dec. 2002). The improvement in profitability came from cost savings brought by efficiency-boosting measures and was also attributable to the EUR 8 million of non-recurring expense entries as well as write-downs on asset items that were made at the end of the previous quarter. The market situation remained difficult.

OTHER BUSINESSES

Metsä Tissue Corporation

	I 03	IV 02	III 02	II 02	I 02	2002	IV 02-I 03 change
Turnover	164.7	170.7	162.2	155.7	159.2	647.8	-3.5%
Operating profit	11.7	5.9	17.2	8.4	11.6	43.1	
Operating profit, %	7.1	3.5	10.6	5.4	7.3	6.7	
Return on capital employed, %	14.5	7.6	21.0	10.5	14.0	13.2	

Metsä Tissue reported first-quarter operating profit of EUR 11.7 million (5.9). Profitability was improved by a seasonally better sales period and, in comparative terms, by the non-recurring expenses that were included in the previous quarter's result.

Measured against the first quarter of last year, profitability in the report period was improved by the slight growth in the delivery volume as well as by an improved product range. Profitability was weakened by increased outlays on the long-term development of operations and by extra costs resulting from production disturbances. Average selling prices were about one per cent below the previous year's level.

Implementation of Metsä Tissue's capital expenditure and development programme for the company's operations in Germany is progressing according to plans. The total amount of the capital expenditures within the programme is about EUR 45 million, and the programme will be carried out for the most part by the end of 2004.

In January-March Metsä Tissue Corporation's share price registered a high of EUR 12.38 and a low of EUR 9.51. At the end of the report period the share price was EUR 12.30. Turnover of Metsä Tissue shares was EUR 127.7 million, representing 34.7 per cent of the total number of shares outstanding. At 31 March 2003 the company's market capitalization was EUR 369 million. At the end of the financial year M-real owned 99.9 per cent of Metsä Tissue's shares. At the same date, foreign shareholders held 0.01 per cent of the shares.

On 3 March, 2003 M-real launched a mandatory redemption offer, in accordance with the Companies Act, Chapter 14, Section 19, for Metsä Tissue's shares, and Metsä Tissue will be delisted from Helsinki Exchanges when M-real has obtained all the Metsä Tissue shares, at the latest.

M-REAL-GROUP (all figures unaudited)

PROFIT AND LOSS ACCOUNT (EUR million)	1-3/03	%	1-3/02	%
Turnover	1 594,9	100,0	1 736,1	100,0
Interest in associated companies	-3,0		0,8	
Other operating income	12,1		11,6	
Operating expenses	1 417,1		1 512,6	
Depreciation	119,5		117,1	
Operating profit	67,4	4,2	118,8	6,8
Net exchange gains/ losses	6,2		-18,8	
Other financial income and expenses	-35,0		-38,0	
Profit before extraordinary items	38,6	2,4	62,0	3,5
Extraordinary items	0,0		0,0	
Profit before taxes and minority interest	38,6	2,4	62,0	3,5
Taxes	-17,3		-22,0	
Minority interest	-0,3		-2,8	
Profit for the period	21,0	1,3	37,2	2,1

PROFIT AND LOSS ACCOUNT (EUR million)	Change	%	1-12/02	%
Turnover	-141,2	-8,1	6 564,2	100,0
Interest in associated companies	-3,8		-4,9	
Other operating income	0,5		73,4	
Operating expenses	95,5		5 850,7	
Depreciation	-2,4		457,7	
Operating profit	-51,4	-43,3	324,3	4,9
Net exchange gains/ losses	25,0		-30,5	
Other financial income and expenses	3,0		-159,5	
Profit before extraordinary items	-23,4	-37,7	134,3	2,0
Extraordinary items	0,0		144,5	
Profit before taxes and minority interest	-23,4	-37,7	278,8	4,2
Taxes	4,7		-59,8	
Minority interest	2,5		-10,1	
Profit for the period	-16,2	-43,5	208,9	3,2

PROFIT AND LOSS ACCOUNT (EUR million)	10-12/02	%
Turnover	1 587,3	100,0
Interest in associated companies	-1,9	
Other operating income	26,7	
Operating expenses	1 454,7	
Depreciation	106,7	
Operating profit	50,7	3,2
Net exchange gains/ losses	5,0	
Other financial income and expenses	-45,6	
Profit before extraordinary items	10,1	0,6
Extraordinary items	0,0	
Profit before taxes and minority interest	10,1	0,6
Taxes	-1,8	
Minority interest	-1,4	
Profit for the period	6,9	0,4

Taxes include taxes corresponding to profit for the period.

M-REAL–GROUP (all figures unaudited)

BALANCE SHEET (EUR million)	3/2003	%	3/2002	%
Assets				
Fixed assets	4 942,3	67,5	5 102,3	65,0
Current assets				
Inventories	813,7	11,1	845,1	10,8
Other current assets	1 419,6	19,4	1 656,7	21,1
Liquid funds	142,0	2,0	242,1	3,1
Total	7 317,6	100,0	7 846,2	100,0
Liabilities				
Shareholders´ equity	2 363,7	32,3	2 600,7	33,1
Minority interest	23,7	0,3	59,4	0,8
Provisions for liabilities and charges	64,0	0,9	117,6	1,5
Long-term liabilities	2 994,9	40,9	2 888,9	36,8
Short-term liabilities	1 871,3	25,6	2 179,6	27,8
Total	7 317,6	100,0	7 846,2	100,0

BALANCE SHEET (EUR million)	12/2002	%
Assets		
Fixed assets	4 934,5	66,6
Current assets		
Inventories	814,9	11,0
Other current assets	1 460,9	19,7
Liquid funds	199,9	2,7
Total	7 410,2	100,0
Liabilities		
Shareholders´ equity	2 461,0	33,2
Minority interest	74,6	1,0
Provisions for liabilities and charges	66,3	0,9
Long-term liabilities	3 030,3	40,9
Short-term liabilities	1 778,0	24,0
Total	7 410,2	100,0

m-real

M-REAL-GROUP (all figures unaudited)

CASH FLOW STATEMENTS (EUR million)	1-3/03	1-3/02	1-12/02	10-12/02
Profit before extraordinary items	38,6	62,0	134,3	10,1
Depreciation	119,5	117,1	457,7	106,7
Taxation	-24,2	-23,8	-56,7	7,3
Other changes	15,8	23,5	-14,3	-16,3
Funds from operations	149,7	178,8	521,0	107,8
Change in working capital	3,9	91,9	145,4	87,4
Cash flow from operations	153,6	270,7	666,4	195,2
Gross capital expenditures [1]	-188,0	-63,0	-310,0	-130,0
Disposal and other changes in fixed assets	0,0	0,0	223,9	-39,9
Cash flow after capital expenditure	-34,4	207,7	580,3	25,3
Share issue			0,0	0,0
Interest-bearing net debt of companies acquired and divested	-8,5		-9,0	0,0
Dividend	-107,4	-107,4	-108,4	0,0
Change in interest-bearing liabilities (+ decrease / - increase)	-150,3	100,3	462,9	25,3

1) Exc. Interest-bearing net debt of acquired companies.

M-REAL–GROUP (all figures unaudited)

KEY FIGURES	1-3/03	1-3/02	1-12/02	10-12/02
Earnings per share, EUR (diluted 1-3/03; 0,12 EUR)	0,12	0,21	0,36	0,04
Return on capital employed, %	5,0	8,2	5,8	3,8
Return on equity, %	3,5	6,7	3,0	1,3
Gross capital expenditures, EUR million 1)	188	63	310	130
Personnel, average	20 216	21 250	21 070	20 469

	3/03	3/02	12/02
Shareholders´ equity per share, EUR	13,20	12,79	13,75
Equity ratio, %	32,6	30,0	34,2
Gearing ratio, %	133	144	119

Securities and guarantees, EUR million	3/03	3/02	12/02
For own loans	482	597	487
For associated companies	0	1	0
For affiliated companies	26	5	26
For others	10	25	5
Total	518	628	518

Open derivative contracts, EUR million	Gross amount 3/03	Gross amount 3/02	Gross amount 12/02
Interest rate derivatives	8 935	17 434	9 998
Currency derivatives	7 592	4 302	4 832
Total	16 527	21 736	14 830

1) Excl. interest-bearing net debt of acquired companies.

M-REAL-GROUP

Quarterly data

TURNOVER EUR Million	Quarter I 2003	Quarter I 2002	Quarterly I 03	IV 02	III 02	II 02	I 02
Commercial printing	403,6	454,2	403,6	368,1	403,6	412,5	454,2
Home & Office	191,6	214,8	191,6	200,8	183,4	183,7	214,8
Publishing	204,2	201,6	204,2	204,0	191,0	193,5	201,6
Consumer packaging	229,9	230,0	229,9	227,0	231,7	232,4	230,0
Map Merchant Group	367,5	409,0	367,5	375,0	371,7	387,1	409,0
Metsä Tissue	164,7	159,2	164,7	170,7	162,2	155,7	159,2
Internal sales and other operations	33,4	67,3	33,4	41,7	60,5	71,8	67,3
GROUP TOTAL	1 594,9	1 736,1	1 594,9	1587,3	1604,1	1636,7	1736,1

OPERATING PROFIT AND RESULT EUR Million	Quarter I 2003	Quarter I 2002	Quarterly I 03	IV 02	III 02	II 02	I 02
Commercial printing	18,3	38,9	18,3	16,6	22,9	28,3	38,9
Home & Office	21,8	28,8	21,8	19,6	28,3	26,1	28,8
Publishing	10,3	17,0	10,3	8,8	16,5	0,9	17,0
Consumer packaging	18,6	33,8	18,6	7,0	25,3	17,3	33,8
Map Merchant Group	5,4	1,2	5,4	-9,3	-5,9	-0,9	1,2
Metsä Tissue	11,7	11,6	11,7	5,9	17,2	8,4	11,6
Other operations	-18,7	-12,5	-18,7	2,2	-7,2	-22,4	-12,5
OPERATING PROFIT	67,4	118,8	67,4	50,7	97,1	57,7	118,8
% of turnover	4,2	6,8	4,2	3,2	6,1	3,5	6,8
Net exchange gains/losses	6,2	-18,8	6,2	5,0	-16,8	0,2	-18,8
Other financial income and expenses	-35,0	-38,0	-35,0	-45,6	-38,7	-37,2	-38,0
PROFIT BEFORE EXTRAORDINARY ITEMS	38,6	62,0	38,6	10,1	41,5	20,7	62,0
% of turnover	2,4	3,6	2,4	0,6	2,6	1,3	3,6

OPERATING PROFIT, %	Quarter I 2003	Quarter I 2002	Quarterly I 03	IV 02	III 02	II 02	I 02
Commercial printing	4,5	8,6	4,5	4,5	5,7	6,9	8,6
Home & Office	11,4	13,4	11,4	9,8	15,5	14,2	13,4
Publishing	5,0	8,4	5,0	4,3	8,6	0,5	8,4
Consumer packaging	8,1	14,7	8,1	3,1	10,9	7,4	14,7
Map Merchant Group	1,5	0,3	1,5	-2,5	-1,6	-0,2	0,3
Metsä Tissue	7,1	7,3	7,1	3,5	10,6	5,4	7,3
GROUP TOTAL	4,2	6,8	4,2	3,2	6,1	3,5	6,8

M-REAL-GROUP

RETURN ON CAPITAL EMPLOYED, %	I Q 2003	Year 2002	2001
Commercial printing	5,2	7,1	6,2
Home & Office	8,7	10,4	6,3
Publishing	3,4	3,5	5,7
Consumer packaging	7,8	9,1	14,9
Map Merchant Group	5,8	-3,0	-0,8
Metsä Tissue	14,5	13,2	10,3
GROUP TOTAL	5,0	5,8	6,9

CAPITAL EMPLOYED, EUR Million	3/03	12/02	12/01
Commercial printing	1 610,5	1 555,6	1 621,1
Home & Office	998,2	1 030,6	1 023,7
Publishing	1 204,9	1 210,6	1 372,8
Consumer packaging	1 002,6	991,6	934,0
Map Merchant Group	400,1	410,4	484,8
Metsä Tissue	323,3	325,5	342,3
Other assets	302,8	372,8	515,1
GROUP TOTAL	5 842,4	5 897,1	6 293,8

PERSONNEL AVERAGE	I Q 2003	I Q 2002	I – IV Q 2002
Commercial printing	5 391	6 003	5 831
Home & Office	2 117	2 110	2 125
Publishing	1 545	1 877	1 769
Consumer packaging	2 983	3 049	3 151
Map Merchant Group	2 591	2 817	2 745
Metsä Tissue	3 245	2 916	3 067
Other operations	2 344	2478	2382
GROUP TOTAL	20 216	21 250	21 070

M-REAL-GROUP

PRODUCTION 1000 tons	Quarter I 2003	 2002	Quarterly I 03	 IV 02	 III 02
Commercial printing	461	467	461	436	406
Home & Office	237	244	237	207	231
Publishing [1]	283	255	283	256	244
Paperboard	183	170	183	173	167
Fluting	48	54	48	57	64
Liner [2]	41	35	41	37	40
CTMP	82	62	82	76	79
Metsä-Botnia's pulp [2]	280	264	280	249	294
M-real's pulp	311	289	311	308	290

PRODUCTION 1000 tons	Quarterly II 02	 I 02	 IV 01	 III 01	 II 01
Commercial printing	448	467	432	425	411
Home & Office	233	244	207	199	221
Publishing [1]	235	255	242	246	272
Paperboard	169	170	152	170	161
Fluting	49	54	60	57	54
Liner [2]	39	35	36	35	31
CTMP	63	62	49	34	25
Metsä-Botnia's pulp [2]	250	264	234	258	209
M-real's pulp	304	289	264	251	261

1) Includes 50 % of the production in MD Papier (until 30.6.2001) and Albbruck (until 30.6.2002).

2) Equals to M-real´s owernship (47 %).

M-REAL CORPORATION

A SLIGHT IMPROVEMENT IN M-REAL'S EARNINGS; MARKET SITUATION REMAINS DIFFICULT

In the third quarter M-real Group's operating profit rose to EUR 97.1 million from EUR 57.7 million in the previous quarter. The main reasons for the improvement in profitability were the changes in foreign exchange rates and the improved profitability of the Consumer packaging business area after the annual maintenance shutdowns in the previous quarter.

Key figures:

- Earnings per share: EUR 0.09 (previous quarter: EUR 0.02)
- Profit before extraordinary items: EUR 41.5 million (20.7)
- Operating profit: EUR 97.1 million (57.7)
- Cash flow from operations: EUR 114.9 million (85.6)
- Return on capital employed: 7.1 per cent (4.5)
- Turnover: EUR 1,604.1 million (1,636.7)
- Equity ratio at the end of the period: 33.8 per cent (33.3)
- 83 per cent capacity utilization rate at the paper mills (83), 95 per cent at the board mills (90)

President and CEO Jouko M. Jaakkola sized up the market situation as follows: "The continuing recession coupled with the seasonal weakening in demand kept M-real's paper deliveries at the low level of the previous quarter. Production curtailments thus had to be continued. Demand for board grades, however, held up well and capacity was in full use during the third quarter except for the rebuilt folding boxboard machine at Äänekoski."

An essential change in the demand situation in the main market areas is not on the horizon, except for the seasonal improvement in demand during the autumn period. However, sizeable production curtailments at the paper mills will continue over the next few months.

Demand for folding boxboard in the latter part of the year is expected to remain good, but the Consumer packaging business area's earnings will be weakened by the startup of Äänekoski's rebuilt paperboard machine.

Earnings in the latter part of the year will however be weakened by ordinary shutdowns in Finland in December.

M-REAL CORPORATION

Corporate communications

For further information, please contact:

Jouko M. Jaakkola, President and CEO, M-real Corporation, tel. +358 10 469 4118, GSM +358 50 2261
Veli-Matti Mynttinen, Executive Vice President & CFO, M-real Corporation, tel. +358 10 469 4655, GSM +358 50 2895

M-REAL CORPORATION

INTERIM REPORT 1 JANUARY - 30 SEPTEMBER 2002

JULY-SEPTEMBER EARNINGS COMPARED WITH THE PREVIOUS QUARTER

In the third quarter M-real Group's operating profit rose to EUR 97.1 million from EUR 57.7 million in the previous quarter. Operating profit accounted for 6.1 per cent of turnover (April-June/2002: 3.5). Of the business areas, Home & Office, Publishing and Consumer packaging improved their profitability. Metsä Tissue's earnings also improved.

The paper business areas continued to face a weak market situation. The higher profitability was due largely to the changes in foreign exchange rates, the better product mix and an improvement in production efficiency. The selling price of paper grades was at the previous quarter's level, except for magazine papers. The delivery volume of coated and uncoated fine paper was down 3 per cent and the comparable delivery volume of magazine paper rose by 12 per cent. The total delivery volume of paper was 870,000 tonnes (897,000, and on a comparable basis 872 000 tonnes). Owing to the imbalance in supply and demand, production curtailments had to be continued, as in previous quarters. Production curtailments amounted to 198,000 tonnes (135,000 tonnes). The capacity utilization rate of the paper mills was 83 per cent (83).

The improvement in the Consumer packaging business area's profitability was attributable mainly to the annual maintenance shutdowns that were carried out in the previous quarter as well as to changes in foreign exchange rates. The selling price of paperboard grades was at the previous quarter's level. Paperboard deliveries amounted to 284,000 tonnes (287,000 tonnes). The capacity utilization rate was 95 per cent (90).

The effect of the change in foreign exchange rates, including hedging income, on operating profit was EUR 8.3 million (Apr.-Jun. 2001: an operating loss of 22.2 million). By the end of September the dollar had strengthened by nearly 1.2 per cent and the pound sterling by 3.1 per cent compared with the end of June. The average exchange rate of the US dollar against the euro in June-September was 7.0 per cent lower and the average exchange rate of the pound one per cent lower than in the previous quarter.

Turnover fell to EUR 1,604.1 million from EUR 1,636.7 million in the second quarter. On a comparable basis, turnover in the second quarter was EUR 1,616.3 million.

Net financial expenses were EUR 55.6 million (37.0). Financial expenses include a foreign exchange loss of EUR 16.8 million on the company's convertible subordinated capital notes and on other financial items. Net interest and other financial expenses amounted to EUR 38.7 million (37.2).

Other operating income amounted to EUR 15.8 million (19.3). The sum does not include non-recurring items.

Profit before extraordinary items was EUR 41.5 million (20.7).

Net profit for the third quarter was EUR 18.1 million (146.7). Taxes, including the change in the imputed deferred tax liability, were EUR 21.0 million (15.0).

Earnings per share were EUR 0.09 (0.02).

The return on capital employed was 7.1 per cent (4.5). The return on equity was 3.3 per cent (0.9).

EARNINGS IN JANUARY-SEPTEMBER COMPARED WITH THE SAME PERIOD OF 2001

Operating profit was EUR 273.6 million (Jan.-Sep. 2001: 316.9). The Commercial printing and Home & Office business areas as well as Zanders and Metsä Tissue improved their profitability. The other business areas, however, reported weaker profitability. Lower selling prices were the main factor that weakened profitability. The divestment of the holding in MD Papier in June of 2001 also reduced operating profit.

Turnover was EUR 4,976.9 million (5,221.6). Turnover was lowered by the divestment of the holding in MD Papier as well as by lower selling prices compared with the January-September period last year. In comparable terms, the fall in turnover was 2.9 per cent.

Consolidated profit before extraordinary items was EUR 124.2 million (148.4).

PERSONNEL

The number of personnel at the end of September was 20,421 employees (21,793 employees at 30 September 2001), of which 6,157 employees worked in Finland (6,152). The net reduction in personnel as a consequence of acquisitions and divestments was 496 employees.

The Group's personnel included 47 per cent of Metsä-Botnia's employees.

The payroll at the end of 2001 was 21,515 employees.

CAPITAL EXPENDITURES

M-real's total capital expenditures in January-September amounted to EUR 180 million. During the report period, decisions were not taken on major new capital expenditure projects, with the exception of an investment and development programme encompassing Metsä Tissue's business functions in Germany. Capital expenditures under the programme total about EUR 45 million and it will for the most part be carried out by the end of 2004.

The Kyro wallpaper machine has come on stream without major problems. The rebuilt paperboard machine at Äänekoski started up in September according to plans. The first phase of the startup has gone well both in terms of volume and quality targets. The startup will continue over the next few months and this will weaken Consumer packaging's earnings during the tail-end of the year.

ACQUISITIONS, DIVESTMENTS AND RESTRUCTURING

In February M-real announced that it had agreed with Myllykoski Oyj on terminating the sales and marketing co-operation that had been carried out under the M-real alliance name since 1996. The decoupling of operations was seen to completion at the beginning of September.

Operations of the Silverdalen paper mill in Sweden were wound up at the end of March.

The Kemiart Liners business was spun off into an independent company as from the beginning of April.

In April, M-real acquired an 85 per cent holding in CN Papiervertriebs GmbH, a paper and printing service company. The company is part of M-real's Publishing business area.

In April, M-real sold the Winpac division, which is engaged in paper and board sheeting operations, to the company's line management.

In June, M-real sold its 50 per cent holding in Papierfabrik Albbruck GmbH & Co. KG to Myllykoski Oyj. The purchase price was 235 million euros and M-real realized a capital gain of about 156 million euros on the deal.

In July, M-real and the other shareholders in Transfennica Oy Ab sold 51 per cent of Transfennica's shares to the Dutch transport company Spliethoff's Bevrachtingskantoor B.V.

In July, M-real sold the entire shares outstanding in Coupe Service SA, a French sheeting company it owned, to Procop SA.

On October 3, Metsä Tissue received a permit from the Polish Ministry of the Interior to purchase a 9.9 per cent holding in the Polish tissue paper company ZPK. The shares were transferred to Metsä Tissue on 11 October, raising the company's holding in ZPK to 50.3 per cent.

FINANCING

Interest-bearing net liabilities amounted to EUR 3,045 million at the end of September (Dec. 2001: 3,482 million).

The equity ratio was 33.8 per cent (Sep. 2001: 30.0, Dec. 2001: 30.0) and the gearing ratio was 121 per cent (Sep. 2001: 149, Dec. 2001: 145).

Liquidity is good. Liquidity at the end of September was EUR 1,436 million, of which EUR 1,206 million consisted of committed long-term credit facilities and EUR 230 million represented liquid funds and investments. In addition, to meet its short-term financing needs, the Group had at its disposal non-binding domestic and foreign commercial paper programmes and credit facilities amounting to about EUR 800 million.

At the end of September an average of 4.1 months of net foreign currency exposure was hedged. The degree of hedging during the report period has varied between 2 and 4 months. At the end of the report period, about 83 per cent of the shareholders' equity not in euros was hedged. At the end of September the Group's liabilities were tied to fixed interest rates for a period of 14 months. During January-June the fixed-rate period has varied from 10 to 14 months.

On 15 August, M-real repaid, two months before the maturity date, the 350 US dollar convertible subordinated capital notes which it issued in 1997. The total foreign exchange loss on the notes was EUR 63.9 million, of which 17.4 million was booked against third-quarter earnings. A total of EUR 42.2 million of the foreign exchange loss was periodized as a charge against earnings in the January-September period and EUR 21.7 million against earnings for 2001.

At the end of June 2001, M-real and certain of its subsidiaries agreed to sell their trade receivables to a third party under the terms of a continuing and irrevocable transaction (securitization). The securitization of trade receivables has been continued. The securitized trade receivables are included in the consolidated balance sheet. Last year's balance sheet and key figures have been adjusted to a comparable basis (last year securitized trade receivables were not included in the consolidated balance sheet).

SHARES

The highest price of M-real's Series B share on Helsinki Exchanges during the January-September period was EUR 10.44 and the lowest price was EUR 6.85. The average price was EUR 8.57. In 2001 the average price was EUR 6.96. The price of the Series B share was EUR 6.85 at the end of the report period, 30 September 2002.

Turnover of the Series B share was EUR 690 million, or 56.4 per cent of the shares outstanding. The market capitalization of the Series A and B shares at 30 September 2002 totalled EUR 1,230 million.

At 30 September 2002, Metsäliitto Osuuskunta owned 38.5 per cent of M-real Corporation's shares and 64.2 per cent of the voting rights conferred by these shares. International investors owned 36.4 per cent of the shares.

The Board of Directors does not have valid authorizations to carry out a share issue or issues of convertible bonds or bonds with warrants.

NEAR-TERM OUTLOOK

The market situation for the paper business areas remained difficult. Production curtailments had to be continued. The capacity utilization rate of the mills was low, especially for those producing coated fine paper. Demand for paperboard grades, however, held up well and capacity was in full use with the exception of Äänekoski's folding boxboard machine.

An essential change in the demand situation in the main market areas is not on the horizon, except for the seasonal improvement in demand during the autumn period. However, sizeable production curtailments at the paper mills will continue over the next few months.

Demand for folding boxboard in the latter part of the year is expected to remain fairly good. The Consumer packaging business area's earnings will be weakened by the startup of Äänekoski's rebuilt paperboard machine.

Earnings in the latter part of the year will however be weakened by ordinary shutdowns in Finland in December.

Espoo, 30 October 2002

BOARD OF DIRECTORS

BUSINESS AREAS AND MARKET TRENDS

Commercial printing

	III 02	II 02	I 02	IV 01	III 01	2001	II-III 02 change
Turnover	291.0	300.1	333.9	325.2	303.6	1,289.4	-3.0%
Operating profit	19.9	25.0	32.3	34.1	19.0	79.6	-20.4%
Operating profit, %	6.8	8.3	9.7	10.5	6.3	6.2	
Return on capital employed, %	7.3	7.9	10.2	12.7	5.7	6.9	
Mill deliveries, 1,000 t	337	351	375	353	333	1,388	-4.0%
Capacity utilization rate, %	76	83	90	82	80	82	

The Commercial printing business area's operating profit in the third quarter was EUR 19.9 million (Apr.-June 2002: 25.0). The decrease in operating profit was due mainly to the fall in delivery volumes as a result of weakened demand. Demand and capacity utilization rates remained weak throughout the quarter. The selling price fell somewhat because of the tighter competition situation and increased deliveries to markets outside Europe. Operating profit was 6.8 per cent of turnover (8.3). Turnover fell by 3 per cent compared with the previous quarter.

Deliveries by west European producers of coated fine paper rose by 2 per cent, compared with the previous quarter. The delivery volume of M-real's products fell by 4 per cent. The average running time of the paper machines was 7 days shorter than in the previous quarter and the capacity utilization rate was 76 per cent (83). The order book was 9 days at the end of September.

The Kangas paper mill was transferred to the Publishing business area as from the beginning of 2002. The figures for 2000 and 2001 have been adjusted accordingly.

Home & Office

	III 02	II 02	I 02	IV 01	III 01	2001	II-III 02 change
Turnover	222.2	234.6	255.8	223.7	185.6	875.1	-5.3%
Operating profit	32.8	24.6	29.9	10.3	4.3	84.7	+33.3%
Operating profit, %	14.8	10.5	11.7	4.6	2.3	9.7	
Return on capital employed, %	12.2	8.3	10.6	4.3	2.5	6.6	
Mill deliveries, 1,000 t	218	223	250	219	188	832	-2.2%
Capacity utilization rate, %	88	91	96	88	78	88	

The Home & Office business area generated operating profit of EUR 32.8 million (24.6). The improvement in profitability was due mainly to changes in foreign exchange rates as well as

to the better profitability of the Alizay mill after the previous quarter's maintenance shutdown. Selling prices held up at the previous quarter's level. Operating profit was 14.8 per cent of turnover (10.5). Turnover fell by 5 per cent on the previous quarter.

Deliveries by west European producers of uncoated fine paper declined by 6 per cent, compared with the previous quarter. M-real's delivery volume fell by 2 per cent. The average running time of the paper machines was 4 days shorter than in the previous quarter and the capacity utilization rate was 88 per cent (91). The order book at the end of September was more than two weeks.

Publishing

	III 02	II 02	I 02	IV 01	III 01	2001	II-III 02 change
Turnover	191.0	193.5	201.6	210.5	198.1	924.4	-1.3%
Operating profit	14.4	-0.7	16.3	8.3	6.9	74.7	
Operating profit, %	7.5	-0.4	8.1	3.9	3.5	8.1	
Return on capital employed, %	5.5	-0.2	5.4	3.3	3.3	6.0	
Mill deliveries, 1,000 t	233	233	254	250	239	1 063	0%
Capacity utilization rate, %	87	77	85	79	83	79	

The Publishing business area's operating result was EUR 14.4 million (Apr.-June 2002: an operating loss of EUR 0.7 million). Profitability improved mainly owing to changes in foreign exchange rates as well as the better product mix. Selling prices fell by 2 per cent compared with the previous quarter. The operating result was 7.5 per cent of turnover (0.4 negative). Turnover fell by 1 per cent on the previous quarter. Comparable turnover was up 10 per cent.

Deliveries of west European coated magazine paper (LWC) rose by 2 per cent compared with the previous quarter. M-real's delivery volume remained unchanged. In comparable terms, the delivery volume rose by 12 per cent. The average running time of the paper machines was 6 days longer than in the previous quarter and the capacity utilization rate was 87 per cent (77). The order book at the end of September was slightly less than three weeks.

The Kangas paper mill was transferred to the Publishing business area as from the beginning of 2002. The figures for 2000 and 2001 have been adjusted accordingly.

<u>Consumer packaging</u>

	III 02	II 02	I 02	IV 01	III 01	2001	II-III 02 change
Turnover	231.7	232.4	230.0	242.7	231.0	951.3	-0.3%
Operating profit	24.8	16.7	33.8	28.0	29.3	130.0	+48.5%
Operating profit, %	10.7	7.2	14.7	11.5	12.7	13.7	
Return on capital employed, %	11.6	7.6	16.0	12.3	12.8	15.0	
Mill deliveries, 1,000 t	284	287	274	288	272	1,128	-1.0%
Board mills' capacity utilization rate, %	95	90	90	86	90	88	

The Consumer packaging business area reported operating profit of EUR 24.8 million (16.7). The improvement in profitability was attributable to the annual maintenance shutdowns in the previous quarter and the costs of starting up the Kyro paperboard machine as well as to changes in foreign exchange rates. Operating profit was 10.7 per cent of turnover (7.2). Turnover was at the previous quarter's level. The capacity utilization rate of the paperboard mills was 95 per cent (90). Capacity was in full use, with the exception of the Äänekoski paperboard machine.

Deliveries of folding boxboard in western Europe were up 2 per cent on the previous quarter. M-real's total delivery volume, however, was at the previous quarter's level owing to a decrease in deliveries to the United States and Asia. The selling price fell by one per cent compared with the previous quarter, mainly owing to changes in the exchange rates of invoicing currencies.

Folding boxboard deliveries fell by 2 per cent compared with the previous quarter. Selling prices held up at the previous quarter's level.

Because of the summer holiday period, demand for linerboard was slightly lower in all the main market areas and the delivery volume fell by 4 per cent. Selling prices held up at the previous quarter's level.

Demand for fluting picked up compared with the previous quarter and the delivery volume increased by 5 per cent. Selling prices held steady at the previous quarter's level.

Map Merchant Group

	III 02	II 02	I 02	IV 01	III 01	2001	II-III 02 change
Turnover	371.7	387.1	409.0	389.3	387.0	1 635.6	-4.0%
Operating profit	-5.9	-0.9	1.2	-14.4	-3.6	-3.6	
Operating profit, %	-1.6	-0.2	0.3	-3.7	-0.9	-0.2	
Return on capital employed, %	-4.0	-0.8	1.8	-12.2	-3.9	-0.8	
Delivery volumes, 1,000 t	307	314	338	331	318	1 351	-2.2%

The Map Merchant Group reported an operating loss of EUR 5.9 million (Apr.-June 2002: an operating loss of 0.9 million). The weakening in profitability was due to write-downs of EUR 4.1 million on receivables as well as to the fall in the delivery volume owing to the difficult market situation and the seasonal slump in demand. Turnover was down 4 per cent.

The delivery volume fell by 2 per cent compared with the previous quarter.

Zanders

	III 02	II 02	I 02	IV 01	III 01	2001	II-III 02 change
Turnover	122.4	121.7	131.6	120.1	126.0	512.9	+0.6%
Operating profit	-1.5	1.9	6.1	-2.0	4.1	0.2	
Operating profit, %	-1.2	1.6	4.6	-1.7	3.3	0.0	
Return on capital employed, %	-0.9	2.4	7.0	-2.3	3.5	0.3	
Mill deliveries, 1,000 t	82	90	97	89	92	360	-8.9%
Capacity utilization rate, %	65	80	90	78	80	78	

Zanders reported an operating loss of EUR 1.5 million (Apr.-June 2002: operating profit of 1.9). The weakened profitability was attributable mainly to a seasonal 9 per cent fall in the delivery volume. Selling prices rose by 2 per cent compared with the previous quarter. The operating result as a ratio of turnover was 1.2 per cent negative (1.6). Turnover rose by one per cent.

The average capacity utilization rate of the paper machines was 65 per cent (80). The fall in the capacity utilization rate was due to weaker demand as well as to the shutdowns caused by production development investments.

By a resolution of a general meeting of the shareholders of Zanders Feinpapiere AG, Zanders became a wholly-owned subsidiary of M-real on 27 June. The resolution was registered on 8 August.

OTHER BUSINESSES

Metsä Tissue Corporation

Metsä Tissue's operating profit in the July-September period was EUR 17.2 million (April-June/2002: 8.4). Profitability was improved by the increase in the proportion of more profitable products, enhanced production efficiency and the seasonal increase in sales.

Operating profit in January-September was EUR 37.2 million (Jan.-Sep. 2001: 22.7 million). Profitability was improved by efficiency-boosting, cost-cutting and better sales margins. Operating profit was 7.8 per cent of turnover (4.7). Turnover was EUR 477.1 million (486.4).

The growth in demand for tissue products has been very slight in Europe. At the same time, new capacity has entered the market, which has caused the competitive situation to tighten further.

Metsä Tissue's sales volume in January-September increased by 3 per cent but its selling prices fell by 5 per cent, compared with January-September of last year.

On 21 October, Metsä Tissue announced it had started up an investment and development programme encompassing its business functions in Germany. The aim of the programme is to improve quality and the degree of converting, especially in the case of consumer products, and to raise productivity. Capital expenditures under the programme total about EUR 45 million and it will for the most part be carried out by the end of 2004. Metsä Tissue will record a provision of about EUR 3 million in its financial result for the fourth quarter due to the personnel cutbacks included in the programme.

In January-September, Metsä Tissue Corporation's share price registered a high of EUR 10.80 and a low of EUR 8.50. At the end of September the share price was EUR 9.50. Turnover of Metsä Tissue shares in January-September was EUR 16.7 million, representing 5.7 of the total number of shares outstanding. The company's market capitalization at 30 September 2002 was EUR 285 million. M-real Corporation owns 65.6 per cent of Metsä Tissue's shares. Foreign investors held 21.7 per cent of the shares at the end of the report period.

M-REAL-GROUP (all figures unaudited)

PROFIT AND LOSS ACCOUNT (EUR million)	1-9/02	%	1-9/01	%	Change	%	1-12/01	%	7-9/02	%
Turnover	4 976,9	100,0	5 221,6	100,0	-244,7	-4,7	6 923,3	100,0	1 604,1	100,0
Interest in associated companies	-3,0		6,6		-9,6		4,5		0,6	
Other operating income	46,7		44,8		1,9		71,2		15,8	
Operating expenses	4 396,0		4 610,8		214,8		6 131,4		1 406,6	
Depreciation	351,0		345,3		-5,7		478,4		116,8	
Operating profit	273,6	5,5	316,9	6,1	-43,3	-13,7	389,2	5,6	97,1	6,1
Net exchange gains/ losses	-35,5		-2,8		-32,7		-22,7		-16,9	
Other financial income and expenses	-113,9	-3,0	-165,7	-3,3	51,8		-212,5	-3,4	-38,7	-3,5
Profit before extraordinary items	124,2	2,5	148,4	2,8	-24,2	-16,3	154,0	2,2	41,5	2,6
Extraordinary items	144,5		182,3		-37,8		183,3		1,3	
Profit before taxes and minority interest	268,7	5,4	330,7	6,3	-62,0	-18,7	337,3	4,9	42,8	2,7
Taxes	-58,0		-123,5		65,5		-115,0		-21,0	
Minority interest	-8,7		-6,1		-2,6		-10,1		-3,7	
Profit for the period	202,0	4,1	201,1	3,9	0,9	0,4	212,2	3,1	18,1	1,1

Taxes include taxes corresponding to profit for the period.

M-REAL-GROUP (all figures unaudited)

BALANCE SHEET (EUR million)	9/2002	%	9/2001	%	12/2001	%
Assets						
Fixed assets	4 874,8	65,5	5 105,6	64,5	5 164,4	64,5
Current assets						
Inventories	823,2	11,1	915,2	11,6	877,5	11,0
Other current assets	1 512,9	20,3	1 632,5	20,5	1 689,3	21,1
Liquid funds	230,0	3,1	267,0	3,4	273,4	3,4
Total	7 440,9	100,0	7 920,3	100,0	8 004,6	100,0
Liabilities						
Shareholders´ equity	2 446,8	32,9	2 630,5	33,2	2 651,2	33,1
Minority interest	67,8	0,9	55,7	0,7	59,6	0,7
Provisions for liabilities and charges	102,4	1,4	84,4	1,1	113,9	1,4
Long-term liabilities	2 954,3	39,7	2 918,8	36,9	2 919,6	36,6
Short-term liabilities	1 869,6	25,1	2 230,9	28,1	2 260,3	28,2
Total	7 440,9	100,0	7 920,3	100,0	8 004,6	100,0

M-REAL-GROUP (all figures unaudited)

CASH FLOW STATEMENTS (EUR million)	1-9/02	1-9/01	1-12/01	7-9/02
Profit before extraordinary items	124,2	148,4	154,0	41,5
Depreciation	351,0	345,3	478,4	116,8
Taxation	-64,0	-61,7	-45,2	-19,1
Other changes	2,0	6,4	20,6	-6,9
Funds from operations	**413,2**	**438,4**	**607,8**	**132,3**
Change in working capital	58,0	34,2	88,1	-17,4
Cash flow from operations	**471,2**	**472,6**	**695,9**	**114,9**
Gross capital expenditures 1)	-180,0	-585,0	-740,0	-65,0
Disposal and other changes in fixed assets	245,4	277,3	277,9	10,4
Cash flow after capital expenditure	**536,6**	**164,9**	**233,8**	**60,3**
Share issue		280,0	280,0	
Interest-bearing net debt of companies acquired and divested	9,4	-219,2	-219,2	
Dividend	-108,4	-83,4	-83,4	
Change in interest-bearing liabilities (+ decrease / - increase)	**437,6**	**142,3**	**211,2**	**60,3**

1) Excl. interest-bearing net debt of acquired companies.

M-REAL-GROUP (all figures unaudited)

KEY FIGURES	1-9/02	1-9/01	1-12/01	7-9/02
Earnings per share, EUR (diluted 1-9/02; 0,32 EUR)	0,32	0,50	0,55	0,09
Return on capital employed, %	6,5	7,4	6,9	7,1
Return on equity, %	3,6	5,4	4,7	3,3
Gross capital expenditures, EUR million 1)	180	585	740	65
Personnel, average	21 276	22 422	22 237	21 014
	9/02	9/01	12/01	
Shareholders´ equity per share, EUR	13,67	12,96	13,08	
Equity ratio, %	33,8	30,0	30,0	
Gearing ratio, %	121	149	145	

1) Excl. interest-bearing net debt of acquired companies.

Securities and guarantees, EUR million	9/02	9/01	12/01
For own loans	356	297	581
For associated companies	0	0	1
For affiliated companies	4	6	5
For others	23	29	31
Total	383	332	618

Open derivative contracts, EUR million	Gross amount 9/02	Gross amount 9/01	Gross amount 12/01
Interest rate derivatives	15 545	3 768	10 816
Currency derivatives	6 626	3 610	3 368
Total	22 171	7 378	14 184

M-REAL-GROUP

Quarterly data

TURNOVER EUR Million	Quarter I-III 2002	Quarter I-III 2001	Quarterly III 02	II 02	I 02	IV 01	III 01	II 01	I 01	IV 00
Commercial printing	925,0	964,2	291,0	300,1	333,9	325,2	303,6	305,7	354,9	370,8
Home & Office	712,6	651,4	222,2	234,6	255,8	223,7	185,6	220,7	245,1	282,4
Publishing	586,1	713,9	191,0	193,5	201,6	210,5	198,1	243,1	272,7	291,4
Consumer packaging	694,1	708,6	231,7	232,4	230,0	242,7	231,0	236,2	241,4	239,4
Map Merchant Group	1 167,8	1 246,3	371,7	387,1	409,0	389,3	387,0	416,9	442,4	469,7
Zanders	375,7	392,8	122,4	121,7	131,6	120,1	126,0	128,8	138,0	
Metsä Tissue	477,1	486,4	162,2	155,7	159,2	163,2	161,1	163,0	162,3	160,4
Internal sales and other operations	38,5	58,0	12,0	11,6	15,0	27,0	8,6	41,2	8,2	12,3
GROUP TOTAL	4 976,9	5 221,6	1604,1	1636,7	1736,1	1 701,7	1 601,0	1 755,6	1 865,0	1 826,4

OPERATING PROFIT AND RESULT EUR Million	Quarter I-III 2002	Quarter I-III 2001	Quarterly III 02	II 02	I 02	IV 01	III 01	II 01	I 01	IV 00
Commercial printing	77,2	45,5	19,9	25,0	32,3	34,1	19,0	3,0	23,5	28,4
Home & Office	87,3	74,4	32,8	24,6	29,9	10,3	4,3	22,4	47,7	25,4
Publishing	30,0	66,4	14,4	-0,7	16,3	8,3	6,9	21,6	37,9	67,0
Consumer packaging	75,3	102,0	24,8	16,7	33,8	28,0	29,3	26,4	46,3	45,6
Map Merchant Group	-5,6	10,8	-5,9	-0,9	1,2	-14,4	-3,6	4,8	9,6	8,5
Zanders	6,5	2,2	-1,5	1,9	6,1	-2,0	4,1	-3,6	1,7	
Metsä Tissue	37,2	22,7	17,2	8,4	11,6	13,8	11,2	7,1	4,4	0,3
Other operations	-34,3	-7,1	-4,6	-17,3	-12,4	-5,8	22,6	-33,9	4,2	-9,5
OPERATING PROFIT	273,6	316,9	97,1	57,7	118,8	72,3	93,8	47,8	175,3	165,7
% of turnover	5,5	6,1	6,1	3,5	6,8	4,3	5,9	2,7	9,4	9,1
Net exchange gains/losses	-35,5	-2,8	-16,8	0,2	-18,8	-19,9	-3,0	0,1	0,1	-6,5
Other financial income and expenses	-113,9	-165,7	-38,7	-37,2	-38,0	-46,8	-47,4	-62,1	-56,2	-41,0
PROFIT BEFORE EXTRAORDINARY ITEMS	124,2	148,4	41,5	20,7	62,0	5,6	43,4	-14,2	119,2	118,2
% of turnover	2,5	2,8	2,6	1,3	3,6	0,3	2,7	-0,8	6,4	6,5

OPERATING PROFIT, %	Quarter I-III 2002	Quarter I-III 2001	Quarterly III 02	II 02	I 02	IV 01	III 01	II 01	I 01	IV 00
Commercial printing	8,3	4,7	6,8	8,3	9,7	10,5	6,3	1,0	6,6	7,7
Home & Office	12,3	11,4	14,8	10,5	11,7	4,6	2,3	10,2	19,4	9,0
Publishing	5,1	9,3	7,5	-0,4	8,1	3,9	3,5	8,9	13,9	23,0
Consumer packaging	10,8	14,4	10,7	7,2	14,7	11,5	12,7	11,2	19,2	19,1
Map Merchant Group	-0,5	0,9	-1,6	-0,2	0,3	-3,7	-0,9	1,2	2,2	1,8
Zanders	1,7	0,6	-1,2	1,6	4,6	-1,7	3,3	-2,8	1,2	
Metsä Tissue	7,8	4,7	10,6	5,4	7,3	8,5	7,0	4,4	2,7	0,2
GROUP TOTAL	5,5	6,1	6,1	3,5	6,8	4,3	5,9	2,7	9,4	9,1

M-REAL-GROUP

RETURN ON CAPITAL EMPLOYED, %	I-III 2002	Year 2001	2000
Commercial printing	8,8	6,9	16,4
Home & Office	10,2	6,6	9,3
Publishing	3,5	6,0	21,0
Consumer packaging	11,2	15,0	22,2
Map Merchant Group	-1,2	-0,8	7,4
Zanders	3,1	0,3	
Metsä Tissue	15,0	10,3	-3,1
GROUP TOTAL	6,5	6,9	13,5

CAPITAL EMPLOYED, EUR Million	9/02	12/01	12/00
Commercial printing	1 245,5	1 178,6	1 171,0
Home & Office	1 181,6	1 179,4	1 482,0
Publishing	1 148,6	1 219,4	1 254,2
Consumer packaging	922,0	904,6	856,5
Map Merchant Group	414,5	484,8	496,7
Zanders	305,0	323,9	
Metsä Tissue	334,1	342,3	378,9
Other assets	346,1	660,8	452,5
GROUP TOTAL	5 897,4	6 293,8	6 091,8

M-REAL-GROUP

PRODUCTION 1000 tons	Quarter I-III 2002	Quarter I-III 2001	Quarterly III 02	II 02	I 02	IV 01	III 01	II 01	I 01	IV 00
Commercial printing	1053	1030	331	353	369	348	332	325	373	373
Home & Office	708	666	231	233	244	207	199	221	246	272
Publishing [1]	734	831	244	235	255	242	246	272	313	342
Zanders	268	272	75	95	98	85	91	88	93	
Paperboard	506	513	167	169	170	152	170	161	182	174
Fluting	167	168	64	49	54	60	57	54	57	60
Liner [2]	114	96	40	39	35	36	35	31	30	37
CTMP	204	87	79	63	62	49	34	25	28	26
Metsä Tissue	322	311	112	106	104	97	108	98	105	93
Metsä-Botnia's pulp [2]	808	712	294	250	264	234	258	209	245	263
M-real's pulp	877	810	287	301	289	264	251	261	298	297

1) Includes 50 % of MD Papier´s and Albbruck´s production

2) Corresponds to M-real´s holding (47 %)

M-REAL CORPORATION

Jouko M. Jaakkola
President and CEO

m·real

M-REAL CORPORATION

M-REAL'S EARNINGS WEAKEN IN AN UNCERTAIN MARKET SITUATION

M-real Group's operating profit in the second quarter fell to EUR 57.7 million, from EUR 118.8 million in the previous quarter. The main reasons for the weakening in the profitability of the paper business areas were the unexpectedly sharp slide in demand that occurred in June as well as the fall in the US dollar. The profitability of the Consumer packaging business area was lowered by the annual maintenance shutdowns in June coupled with the weakening in the dollar in tandem with the growth in the relative proportion of sales in Asia and North America.

Key figures:
- Earnings per share: EUR 0.02 (previous quarter: EUR 0.21)
- Profit before extraordinary items: EUR 20.7 million (62.0)
- Operating profit: EUR 57.7 million (118.8)
- Cash flow from operations: EUR 85.6 million (270.7)
- Return on capital employed: 4.5 per cent (8.2)
- Turnover: EUR 1,636.7 million (1,736.1)
- Equity ratio at the end of the period: 33.3 per cent (30.0)
- Capacity utilization rate at paper mills 83 (90), at paperboard mills 90 (90)

According to President and CEO Jouko M. Jaakkola, the weakening in demand was sharper than expected. "Demand for M-real's paper declined more than expected during the second quarter, compared with the first quarter. Production curtailments thus had to be increased. Deliveries of folding boxboard, however, increased and demand was fairly good. The rapid fall in the exchange rate of the United States dollar during the reporting period nevertheless weakened the profitability of sales of both paper and paperboard products."

The main factors affecting M-real's earnings of the second half of the year will be the trend in the world economy and the exchange rate of the dollar. An essential change in the market situation is not on the horizon. Production curtailments will thus have to be continued over the next few months as well. The development measures of Modo Paper and Zanders are moving ahead according to plan.

M-REAL CORPORATION

Jouko M. Jaakkola
President and CEO

For additional information please contact:

Jouko M. Jaakkola, President and CEO, M-real Corporation,
tel. +358 10 469 4118, mobile +358 50 2261
Veli-Matti Mynttinen, Executive Vice President & CFO, M-real Corporation,
tel. +358 10 469 4655, mobile +358 50 2895

M-REAL CORPORATION

INTERIM REPORT 1 JANUARY - 30 JUNE 2002

APRIL-JUNE EARNINGS COMPARED WITH THE PREVIOUS QUARTER

In the second quarter, M-real Group's operating profit fell to EUR 57.7 million from EUR 118.8 million in the previous quarter. Operating profit accounted for 3.5 per cent of turnover (6.8). The profitability of all the business areas weakened compared with the previous quarter. Zanders also reported lower operating profit.

The main reasons for the lower profitability of the paper business areas were the unexpected intense weakening in demand that occurred during June and the fall in the exchange rate of the United States dollar. Owing to the imbalance between supply and demand, production curtailments had to be continued, as in previous quarters, particularly at the mills that produce coated grades.

The Consumer packaging business area's profitability was lowered by the annual maintenance shutdowns in June, as well as by the weakening of the dollar in tandem with the growth in the relative proportion of sales in Asia and North America.

With the exception of magazine papers, the average selling price of paper products was at the previous quarter's level. The average selling price of board products rose by 1 - 2 per cent. Owing to the effect of the fall in the exchange rate of the US dollar and the pound sterling, the selling price in euros of nearly all paper and paperboard products was nevertheless about one per cent lower than in the previous quarter.

Turnover fell to EUR 1,636.7 million from EUR 1,736.1 million in the first quarter.

Net financial expenses totalled EUR 37.0 million (56.8). Financial expenses include a foreign exchange gain of EUR 0.2 million of the company's convertible subordinated capital notes and other financial items. Net interest and other financial expenses amounted to EUR 37.2 million (38.0).

During the second quarter, hedging income of 7 million euros was booked on foreign exchange derivatives hedging sales (hedging expenses in the previous quarter were one million euros). By the end of June, the dollar had fallen by nearly 14.3 per cent and the pound sterling by 6.0 per cent compared with the end of March. Compared with the previous quarter, the exchange rate of the US dollar in April-June was on average 4.9 per cent lower than the euro and the pound was 2.3 per cent lower.

Other operating income amounted to EUR 19.3 million. The sum does not include major non-recurring items.

A capital gain of EUR 156 million on the sale of shares in Albbruck was booked to extraordinary income along with EUR 12.8 million of tax-related items connected with the arrangement.

Net profit for the second quarter was EUR 146.7 million (37.2). Taxes, including the change in the imputed deferred tax liability, were EUR 15.0 million (22.0).

Earnings per share were EUR 0.02 (0.21).

The return on capital employed was 4.5 per cent (8.2). The return on equity was 0.9 per cent (6.7).

EARNINGS IN JANUARY-JUNE COMPARED WITH THE SAME PERIOD OF 2001

Operating profit was EUR 176.5 million (Jan.-June 2001: 223.1 million). The Commercial printing business area as well as Zanders and Metsä Tissue improved their profitability. The profitability of the other business areas, however, weakened. Profitability was weakened above all by lower selling prices. The divestment of the holding in MD Papier in June of 2001 also reduced operating profit.

Turnover was EUR 3,372.8 million (3,620.6). Turnover was lowered by the divestment of the holding in MD Papier as well as by lower selling prices compared with the January-June period last year. In comparable terms, the fall in turnover was 4.8 per cent.

Consolidated profit before extraordinary items was EUR 82.7 million (105.0).

PERSONNEL

The number of personnel at the end of June was 21,659 employees (22,615 employees at 30 June 2001), of which 7,003 employees worked in Finland (7,011). The net reduction in personnel as a consequence of acquisitions and divestments was 146 employees.

The Group's personnel included 47 per cent of Metsä-Botnia's employees. The personnel of the Albbruck mill is not included in the figures for the end of June.

The payroll at the end of 2001 was 21,515 employees.

CAPITAL EXPENDITURES ON FIXED ASSETS

M-real's total capital expenditures in January-June amounted to EUR 115 million. During the report period, decisions were not taken on major new capital expenditure projects.

The Kyro wallpaper machine started up nearly on schedule, stage by stage during April-May. The rebuild of the board machine at Äänekoski will be carried out during July-September. The project has progressed according to plan.

ACQUISITIONS, DIVESTMENTS AND RESTRUCTURING

In February, M-real announced that it had agreed with Myllykoski Oyj on terminating the sales and marketing co-operation that had been carried out under the M-real alliance name since 1996. Implementation of the agreement has begun and the decoupling of operations will be seen to completion during the current year.

Operations of the Silverdalen paper mill, located in Sweden, were wound up at the end of March in accordance with the previously taken decision and announcement.

M-real Corporation, UPM-Kymmene Corporation, Metsäliitto Osuuskunta and Oy Metsä-Botnia Ab carried out the spin-off of the Kemiart Liners business as from the beginning of April. The decisions on the future strategy and ownership structure of the business will be taken by the end of 2004.

In April, M-real acquired an 85 per cent holding in CN Papiervertriebs GmbH, a paper and printing service company. The company is part of M-real's Publishing business area. In April, M-real sold the Winpac division, which is engaged in paper and board sheeting operations, to the company's line management.

At the beginning of June, M-real and the other shareholders in Transfennica Oy Ab signed an agreement according to which the companies will sell 51 per cent of Transfennica to the Dutch transport company Spliethoff's Bevrachingskantoor B.V.. The Finnish competition authorities have approved the transaction, and it entered into effect on 22 July.

In a deal that became effective 20 June, M-real sold its 50 per cent holding in Papierfabrik Albbruck GmbH & Co. KG to Myllykoski Oyj. The deal was based on an option agreement concluded between M-real and Myllykoski in 2001. The purchase price was 235 million euros and M-real realized a capital gain of 156 million euros on the deal. The German competition authorities have approved the transaction.

In May, Metsä Tissue made a commitment to purchase a majority holding in the Polish tissue paper company ZPK and in the first phase acquired a 15.6 per cent additional stake. The second phase, consisting of a further 9.9 per cent, will be carried out after a licence concerning the deal has been obtained from the Polish Ministry of the Interior. Metsä Tissue's holding will then rise to 50.3 per cent and ZPK will become a subsidiary of Metsä Tissue. The total purchase price of the shares is approximately EUR 1.3 million.

In a deal signed at the end of June, M-real sold the entire shares outstanding in Coupe Service SA, a French sheeting company it owned, to Procop SA. The unit had turnover of about 4 million euros in 2001 and a capacity of about 60,000 tonnes a year. The company had a payroll of about 70 employees. The transaction entered into force in mid-July.

FINANCING

Interest-bearing net liabilities amounted to EUR 3,105 million at the end of June (31 Dec. 2001: 3,482 million).

The equity ratio at the end of the period was 33.3 per cent (June 2001: 29.4; Dec. 2001: 30.0) and the gearing ratio was 124 per cent (June 2001: 152; Dec. 2001: 145).

Liquidity is good. The Group's liquidity at the end of June was EUR 1,692 million, of which EUR 1,516 million consisted of committed long-term credit facilities and EUR 176 million represented liquid funds and investments. In addition, to meet its short-term financing needs, the Group had at its disposal non-binding domestic and foreign commercial paper programmes and credit facilities amounting to about EUR 1,000 million.

At the end of June, an average of 3.6 months of net foreign currency exposure was hedged. The degree of hedging during the report period has varied on average between 2 and 4 months. At the end of the report period, about 74 per cent of the foreign shareholders' equity position was hedged. At the end of June, the Group's liabilities were tied to fixed-interest rates for a period of 13 months. During January-June, the fixed-rate period has varied from 10 to 13 months.

On 2 July, M-real announced that it was moving up repayment of its 350 million US dollar issue of convertible subordinated capital notes. Conditions of the notes provide for repayment two months before the original repayment date. The premature repayment will be made on 15 August 2002.

At the end of June 2001, an agreement was signed whereby M-real and certain of its subsidiaries agreed to sell their trade receivables to a third party under the terms of a continuing and irrevocable transaction (securitization). The securitization of trade receivables has also been continued during the report period. The securitized trade receivables are included in the consolidated balance sheet. Last year's balance sheet and key figures have been adjusted to a comparable basis (last year securitized trade receivables were not included in the consolidated balance sheet).

SHARES

M-real's Series B share registered a high on Helsinki Exchanges during the January - June period of EUR 10.44 and a low of EUR 6.95. The average price during this period was EUR 8.71, compared with EUR 6.96 in 2001. The price of the Series B share was EUR 9.79 at the end of the report period, 28 June 2002.

Turnover of the Series B share was EUR 529 million, or 42.6 per cent of the shares outstanding. The market capitalization of the Series A and B shares at 28 June 2002 totalled EUR 1,735 million.

By 28 June 2002, Metsäliitto Osuuskunta owned 38.5 per cent of M-real Corporation's shares and 64.2 per cent of the voting rights conferred by these shares. International investors owned 37.8 per cent of the shares.

The Board of Directors does not have valid authorizations to carry out a share issue or issues of convertible bonds or bonds with warrants.

NEAR-TERM OUTLOOK

Demand for M-real's paper fell more than expected during the second quarter compared with the previous quarter. Therefore, production curtailments had to be increased compared with the first quarter. Deliveries of folding boxboard from M-real's mills; however, increased and demand was fairly good. The rapid fall in the exchange rate of the United States dollar during the report period weakened the profitability of sales of both paper and paperboard products.

The main factors affecting M-real's earnings of the second half of the year will be the trend in the world economy and the exchange rate of the dollar. An essential change in the market situation is not on the horizon. Production curtailments will thus have to be continued over the next few months as well.

Espoo, 31 July 2002

BOARD OF DIRECTORS

BUSINESS AREAS AND MARKET TRENDS

Commercial printing

	II 02	I 02	IV 01	III 01	II 01	2001	I-II change
Turnover	300.1	333.9	325.2	303.6	305.7	1 289.4	-10.1%
Operating profit	25.0	32.3	34.1	19.0	3.0	79.6	-22.6%
Operating profit, %	8.3	9.7	10.5	6.3	1.0	6.2	
Return on capital employed, %	7.9	10.2	12.7	5.7	1.0	6.9	
Mill deliveries, 1,000 t	351	375	353	333	327	1 388	-6.4%

The Commercial printing business area's operating profit in the second quarter was EUR 25.0 million (32.3 Jan.-March 2002). The decrease in operating profit was due mainly to the fall in delivery volumes as a result of weakened demand. In particular, demand and the capacity utilization rate were weak in June. Selling prices fell, on average, by one per cent compared with the previous quarter. The decrease in selling prices was attributable primarily to the fall in the exchange rate of the US dollar and the pound. Operating profit was 8.3 per cent of turnover (9.7). Turnover fell by 10.1 per cent compared with the previous quarter and was EUR 300.1 million (333.9).

Deliveries by west European producers of coated fine paper declined by 9 per cent during the second quarter, compared with the previous quarter. The delivery volume of M-real's products fell by 6 per cent. The average running time of the business area's paper machines was 6 days shorter than in the previous quarter and the capacity utilization rate was 83 per cent (90). The business area's order book was one week at the end of June.

The Kangas paper mill was transferred to the Publishing business area as from the beginning of 2002. The figures for 2000 and 2001 have been adjusted accordingly.

Home & Office

	II 02	I 02	IV 01	III 01	II 01	2001	I-II change
Turnover	234.6	255.8	223.7	185.6	220,7	875.1	-8.3%
Operating profit	24.6	29.9	10.3	4.3	22.4	84.7	-17.7%
Operating profit, %	10.5	11.7	4.6	2.3	10.2	9.7	
Return on capital employed, %	8.3	10.6	4.3	2.5	6.6	6.6	
Mill deliveries, 1,000 t	223	250	219	188	206	832	-10.8%

The Home & Office business area generated operating profit of EUR 24.6 million (29.9). The weakening in profitability was due primarily to the fall in delivery volumes caused by the lower demand at the end of the report period and to the maintenance shutdown at the Alizay

mill. The average selling price held up at the previous quarter's level. Operating profit was 10.5 per cent of turnover (11.7). Turnover was EUR 234.6 million (255.8).

Deliveries by West European producers of uncoated fine paper fell by 3 per cent during the second quarter, compared with the previous quarter. M-real's delivery volume fell by 11 per cent. The average running time of the business area's paper machines was 2 days shorter than in the previous quarter and the capacity utilization rate was 91 per cent (96). The order book at the end of June was three weeks.

Publishing

	II 02	I 02	IV 01	III 01	II 01	2001	I-II change %
Turnover	206.7	201.6	210.5	198.1	243.1	924.4	
Operating profit	-0.7	16.3	8.3	6.9	21.6	74.7	+2.5%
Operating profit, %	-0.3	8.1	3.9	3.5	8.9	8.1	
Return on capital employed, %	-0.2	5.4	3.3	3.3	5.3	6.0	
Mill deliveries, 1,000 t	233	254	250	239	270	1 063	-8.3%

The Publishing business area posted an operating loss of EUR 0.7 million (operating profit of 16.3 million in Jan.-Mar. 2002). The weakening in profitability was due to the fall in delivery volumes as a result of lower demand, in addition to the fall in the selling price. Selling prices fell, on average, by 3.5 per cent, compared with the previous quarter. The fall in selling prices, adjusted for the effect of the drop in the exchange rate of the US dollar and the pound, was 2.5 per cent. Operating profit was 0.3 per cent negative of turnover (8.1). Turnover was EUR 206.7 million (201.6). The rise in turnover was due to the improved product structure of the sales of the new production lines at Kangas and Husum.

Deliveries of West European coated magazine paper (LWC) grew by 4 per cent during the second quarter compared with the previous quarter. M-real's delivery volume fell by 8 per cent. The average running time of the business area's paper machines was 6 days shorter than in the previous quarter and the capacity utilization rate was 77 per cent (85). The order book at the end of June was three weeks.

The Kangas paper mill was transferred to the Publishing business area as from the beginning of 2002. The figures for 2000 and 2001 have been adjusted accordingly.

Consumer packaging

	II 02	I 02	IV 01	III 01	II 01	2001	I-II change
Turnover	232.4	230.0	242.7	231.0	236.2	951.3	+1.0%
Operating profit	16.7	33.8	28.0	29.3	26.4	130.0	-50.6%
Operating profit, %	7.2	14.7	11.5	12.7	11.2	13.7	
Return on capital employed, %	7.6	16.0	12.3	12.8	11.6	15.0	
Mill deliveries, 1,000 t	287	274	288	272	280	1 128	+4.7%

The Consumer packaging business area reported operating profit of EUR 16.7 million (33.8). Profitability was weakened by the annual maintenance shutdowns in June as well as by the weakening of the dollar in tandem with the growth in the relative proportion of sales in Asia and North America . Operating profit was 7.2 per cent of turnover (14.7). Turnover was EUR 232.4 million (230.0). Capacity utilization rate at paperboard mills was 90 (90).

During the report period, folding boxboard deliveries grew by 4 per cent, compared with the previous quarter. The biggest growth was in deliveries to Asia and North America. The selling price of folding boxboard was on average at a slightly lower level compared with the previous quarter owing to the increase in the relative proportion of dollar-denominated deliveries. The change in the selling price, adjusted for the effect of the fall in the dollar's exchange rate, was +2.0 per cent.

Wallpaper base deliveries grew by about 3 per cent compared with the previous quarter. Demand in Western Europe and North America has remained slow and delivery volumes were at the previous quarter's level. Deliveries to the Far East were up significantly. The average selling price fell by 2 per cent on the previous quarter.

Demand for linerboard picked up markedly compared with the previous quarter and delivery volumes grew by about 12 per cent. Deliveries to North America showed the biggest increase, but higher volumes were also shipped to Western Europe and Asia. The average selling price fell by about one per cent, owing to the relative increase in dollar-denominated sales. The change in the selling price, adjusted for the effect of the fall in the dollar's exchange rate, was +0.7 per cent.

Demand for fluting picked up somewhat, compared with the slower than average previous quarter and delivery volumes grew by about 3 per cent. The average selling price held up at the previous quarter's level. Owing to the fall in the exchange rate of the dollar, the change in the adjusted selling price was +0.8 per cent.

Deliveries according to the new business concept went as planned in China and Western Europe.

Map Merchant Group

	II 02	I 02	IV 01	III 01	II 01	2001	I-II change
Turnover	387.1	409.0	389.3	387.0	416.9	1 635.6	-5.4%
Operating profit	-0.9	1.2	-14.4	-3.6	4.8	-3.6	
Operating profit, %	-0.2	0.3	-3.7	-0.9	1.2	-0.2	
Return on capital employed, %	-0.8	1.8	-12.2	-3.9	4.3	-0.8	
Delivery volumes, 1,000 t	314	338	331	318	339	1 351	-7.1%

The Map Merchant Group posted operating loss of EUR 0.9 million (an operating profit of 1.2 million in Jan.-Mar. 2002). The weakening in profitability was due to EUR 1.8 million of write-downs on receivables and to the low delivery volumes, especially at the end of the report period. Turnover was EUR 387.1 million (409.0).

Delivery volumes in the second quarter fell by 7 per cent compared with the previous quarter.

Zanders

	II 02	I 02	IV 01	III 01	II 01	2001	I-II change
Turnover	121.7	131.6	120.1	126.0	128.8	512.9	-7.5%
Operating profit	1.9	6.1	-2.0	4.1	-3.6	0.2	
Operating profit, %	1.6	4.6	-1.7	3.3	-2.8	0.0	
Return on capital employed, %	2.4	7.0	-2.3	3.5	-2.2	0.3	
Mill deliveries, 1,000 t	90	97	89	92	87	360	-7.2%

Zanders reported operating profit of EUR 1.9 million (6.1). The weakened profitability was attributable to the 7 per cent decrease in delivery volumes as well as the approximately 2 per cent lower average selling price. The fall in the selling price, adjusted for the effect of the fall in the exchange rate of the US dollar and the pound, was about one per cent. Operating profit was 1.6 per cent of turnover (4.6). Turnover was EUR 121.7 million (131.6).

The average capacity utilization rate of the paper machines was 80 per cent (90).

On 27 June, a general meeting of the shareholders of Zanders Feinpapiere AG approved a resolution according to which M-real will redeem the remaining shares in the company that are held by small shareholders. The shares represent about 0.6 per cent of the company's shares outstanding. Following registration of the decision, M-real owns all the Zanders shares.

Operationally, Zanders will become a division of the Commercial printing business area. The development of Zanders' operations will nevertheless be reported on separately during 2002.

OTHER BUSINESSES

Metsä Tissue Corporation

Metsä Tissue's operating profit in the April-June period was EUR 8.4 million (11.6). A major factor that weakened profitability was the changes in foreign exchange rates, the costs of hedging the price of raw materials (totalling EUR 1.9 million) as well as the seasonal variation in operations. Operating profit in January-June was EUR 20.0 million (Jan.-June 2001: 11.5 million). Profitability was improved by the increased sales volumes, enhanced efficiency as well as lower costs. Operating profit was 6.4 per cent of turnover (3.5). Turnover was EUR 314.9 million (325.3).

The growth in demand for tissue products has been very slight in Europe. At the same time, new capacity has entered the market, maintaining a tight competitive situation.

Metsä Tissue's sales volumes in January-June increased by about 3 per cent but its average selling prices fell by about 5 per cent, compared with January-June of last year. The fall in prices primarily affected raw paper.

In January-June, Metsä Tissue Corporation's share price registered a high of EUR 10.80 and a low of EUR 8.50. At the end of June, the share price was EUR 10.00. Turnover of Metsä Tissue shares in January-June was EUR 15.3 million, representing 5.2 per cent of the total number of shares outstanding. The company's market capitalization at 28 June 2002 was EUR 300 million. M-real Corporation owns 65.6 per cent of Metsä Tissue's shares. Foreign investors held 22.0 per cent of the shares at the end of the report period.

M-REAL-GROUP (all figures unaudited)

PROFIT AND LOSS ACCOUNT (EUR million)	1-6/02	%	1-6/01	%	Change	%	1-12/01	%	4-6/02	%
Turnover	3 372,8	100,0	3 620,6	100,0	-247,8	-6,8	6 923,3	100,0	1 636,7	100,0
Interest in associated companies	-3,6		8,0		-11,6		4,5		-4,4	
Other operating income	30,9		34,7		-3,8		71,2		19,3	
Operating expenses	2 989,4		3 211,0		221,6		6 131,4		1 476,8	
Depreciation	234,2		229,2		-5,0		478,4		117,1	
Operating profit	176,5	5,2	223,1	6,2	-46,6	-20,9	389,2	5,6	57,7	3,5
Net exchange gains/ losses	-18,6		0,2		-18,8		-22,7		0,2	
Other financial income and expenses	-75,2	-2,7	-118,3	-3,3	43,1		-212,5	-3,4	-37,2	-2,3
Profit before extraordinary items	82,7	2,5	105,0	2,9	-22,3	-21,2	154,0	2,2	20,7	1,2
Extraordinary items	143,2		152,0		-8,8		183,3		143,2	
Profit before taxes and minority interest	225,9	6,7	257,0	7,1	-31,1	-12,1	337,3	4,9	163,9	10,0
Taxes	-37,0		-93,0		56,0		-115,0		-15,0	
Minority interest	-5,0		-2,3		-2,7		-10,1		-2,2	
Profit for the period	183,9	5,5	161,7	4,5	22,2	13,7	212,2	3,1	146,7	9,0

Taxes include taxes corresponding to profit for the period.

M-REAL-GROUP (all figures unaudited)

BALANCE SHEET (EUR million)	6/2002	%	6/2001	%	12/2001	%
Assets						
Fixed assets	4 929,4	65,7	5 109,1	63,5	5 164,4	64,5
Current assets						
Inventories	838,1	11,2	964,9	12,0	877,5	11,0
Other current assets	1 554,0	20,7	1 783,6	22,1	1 689,3	21,1
Liquid funds	176,4	2,4	193,6	2,4	273,4	3,4
Total	7 497,9	100,0	8 051,2	100,0	8 004,6	100,0
Liabilities						
Shareholders´ equity	2 746,3	36,6	2 619,1	32,5	2 651,2	33,1
Minority interest	61,6	0,8	57,8	0,7	59,6	0,7
Provisions for liabilities and charges	103,8	1,4	87,3	1,1	113,9	1,4
Long-term liabilities	2 956,5	39,4	2 869,9	35,6	2 919,6	36,6
Short-term liabilities	1 629,7	21,8	2 417,1	30,1	2 260,3	28,2
Total	7 497,9	100,0	8 051,2	100,0	8 004,6	100,0

M-REAL-GROUP (all figures unaudited)

CASH FLOW STATEMENTS (EUR million)	1-6/02	1-6/01	1-12/01	4-6/02
Profit before extraordinary items	82,7	105,0	154,0	20,7
Depreciation	234,2	229,2	478,4	117,1
Taxation	-44,9	-38,6	-45,2	-21,1
Other changes	8,9	21,7	20,6	-14,6
Funds from operations	**280,9**	**317,3**	**607,8**	**102,1**
Change in working capital	75,4	-12,7	88,1	-16,5
Cash flow from operations	**356,3**	**304,6**	**695,9**	**85,6**
Gross capital expenditures 1)	-115,0	-444,0	-740,0	-52,0
Disposal and other changes in fixed assets	235,0	245,0	277,9	235,0
Cash flow after capital expenditure	**476,3**	**105,6**	**233,8**	**268,6**
Share issue	0,0	280,0	280,0	0,0
Interest-bearing net debt of companies acquired and divested	9,4	-203,9	-219,2	9,4
Dividend	-108,4	-83,4	-83,4	-1,0
Change in interest-bearing liabilities (+ decrease / - increase)	**377,3**	**98,3**	**211,2**	**277,0**

1) Excl. interest-bearing net debt of acquired companies.

M-REAL-GROUP (all figures unaudited)

KEY FIGURES	**1-6/02**	**1-6/01**	**1-12/01**	**4-6/02**
Earnings per share, EUR (diluted 1-6/02; 0,22 EUR)	0,23	0,41	0,55	0,02
Return on capital employed, %	6,4	7,8	6,9	4,5
Return on equity, %	3,7	6,1	4,7	0,9
Gross capital expenditures, EUR million 1)	115	444	740	52
Personnel, average	21 373	22 387	22 237	21 589
	6/02	**6/01**	**12/01**	
Shareholders´ equity per share, EUR	13,61	12,90	13,08	
Equity ratio, %	33,3	29,4	30,0	
Gearing ratio, %	124	152	145	

1) Excl. interest-bearing net debt of acquired companies.

Securities and guarantees, EUR million	**6/02**	**6/01**	**12/01**
For own loans	533	510	581
For associated companies	1	0	1
For affiliated companies	5	6	5
For others	26	27	31
Total	565	543	618

Open derivative contracts, EUR million	**Gross amount 6/02**	**Gross amount 6/01**	**Gross amount 12/01**
Interest rate derivatives	8 948	15 838	10 816
Currency derivatives	7 960	3 194	3 368
Total	16 908	19 032	14 184

M-REAL-GROUP

Quarterly data

TURNOVER EUR Million	Quarter I-II 2002	 2001	 II 02	 I 02	 IV 01	Quarterly III 01	 II 01	 I 01	 IV 00	 III 00
Commercial printing	634,0	660,6	300,1	333,9	325,2	303,6	305,7	354,9	370,8	392,4
Home & Office	490,4	465,8	234,6	255,8	223,7	185,6	220,7	245,1	282,4	298,8
Publishing	408,3	515,8	206,7	201,6	210,5	198,1	243,1	272,7	291,4	268,8
Consumer packaging	462,4	477,6	232,4	230,0	242,7	231,0	236,2	241,4	239,4	233,3
Map Merchant Group	796,1	859,3	387,1	409,0	389,3	387,0	416,9	442,4	469,7	433,8
Zanders	253,3	266,8	121,7	131,6	120,1	126,0	128,8	138,0		
Metsä Tissue	314,9	325,3	155,7	159,2	163,2	161,1	163,0	162,3	160,4	156,5
Internal sales and other operations	13,3	49,4	-1,7	15,0	27,0	8,6	41,2	8,2	12,3	55,7
GROUP TOTAL	3 372,8	3 620,6	1 636,7	1 736,1	1 701,7	1 601,0	1 755,6	1 865,0	1 826,4	1 839,3

OPERATING PROFIT AND RESULT EUR Million	Quarter I-II 2002	 2001	 II 02	 I 02	 IV 01	Quarterly III 01	 II 01	 I 01	 IV 00	 III 00
Commercial printing	57,3	26,5	25,0	32,3	34,1	19,0	3,0	23,5	28,4	50,5
Home & Office	54,5	70,1	24,6	29,9	10,3	4,3	22,4	47,7	25,4	41,1
Publishing	15,6	59,6	-0,7	16,3	8,3	6,9	21,6	37,9	67,0	77,2
Consumer packaging	50,5	72,7	16,7	33,8	28,0	29,3	26,4	46,3	45,6	59,8
Map Merchant Group	0,3	14,4	-0,9	1,2	-14,4	-3,6	4,8	9,6	8,5	8,2
Zanders	8,0	-1,9	1,9	6,1	-2,0	4,1	-3,6	1,7		
Metsä Tissue	20,0	11,5	8,4	11,6	13,8	11,2	7,1	4,4	0,3	0,9
Other operations	-29,7	-29,7	-17,3	-12,4	-5,8	22,6	-33,9	4,2	-9,5	3,8
OPERATING PROFIT	176,5	223,1	57,7	118,8	72,3	93,8	47,8	175,3	165,7	241,5
% of turnover	5,2	6,2	3,5	6,8	4,3	5,9	2,7	9,4	9,1	13,1
Net exchange gains/losses	-18,6	0,2	0,2	-18,8	-19,9	-3,0	0,1	0,1	-6,5	6,3
Other financial income and expenses	-75,2	-118,3	-37,2	-38,0	-46,8	-47,4	-62,1	-56,2	-41,0	-56,9
PROFIT BEFORE EXTRAORDINARY ITEMS	82,7	105,0	20,7	62,0	5,6	43,4	-14,2	119,2	118,2	190,9
% of turnover	2,5	2,9	1,3	3,6	0,3	2,7	-0,8	6,4	6,5	10,4

OPERATING PROFIT, %	Quarter I-II 2002	 2001	 II 02	 I 02	 IV 01	Quarterly III 01	 II 01	 I 01	 IV 00	 III 00
Commercial printing	9,0	4,0	8,3	9,7	10,5	6,3	1,0	6,6	7,7	12,9
Home & Office	11,1	15,0	10,5	11,7	4,6	2,3	10,2	19,4	9,0	13,8
Publishing	3,8	11,5	-0,3	8,1	3,9	3,5	8,9	13,9	23,0	28,7
Consumer packaging	10,9	15,2	7,2	14,7	11,5	12,7	11,2	19,2	19,1	25,6
Map Merchant Group	0,0	1,7	-0,2	0,3	-3,7	-0,9	1,2	2,2	1,8	1,9
Zanders	3,2	-0,7	1,6	4,6	-1,7	3,3	-2,8	1,2		
Metsä Tissue	6,4	3,5	5,4	7,3	8,5	7,0	4,4	2,7	0,2	0,6
GROUP TOTAL	5,2	6,2	3,5	6,8	4,3	5,9	2,7	9,4	9,1	13,1

M-REAL-GROUP

RETURN ON CAPITAL EMPLOYED, %	I-II 2002	Year 2001	2000
Commercial printing	9,6	6,9	16,4
Home & Office	9,8	6,6	9,3
Publishing	2,9	6,0	21,0
Consumer packaging	12,4	15,0	22,2
Map Merchant Group	0,6	-0,8	7,4
Zanders	5,4	0,3	
Metsä Tissue	12,2	10,3	-3,1
GROUP TOTAL	6,4	6,9	13,5

CAPITAL EMPLOYED, EUR Million	6/02	12/01	12/00
Commercial printing	1 248,1	1 178,6	1 171,0
Home & Office	1 164,4	1 179,4	1 482,0
Publishing	1 119,3	1 219,4	1 254,2
Consumer packaging	905,1	904,6	856,5
Map Merchant Group	419,4	484,8	496,7
Zanders	326,0	323,9	
Metsä Tissue	328,6	342,3	378,9
Other assets	406,2	660,8	452,5
GROUP TOTAL	5 917,1	6 293,8	6 091,8

M-REAL-GROUP

PRODUCTION 1000 tons	Quarter I-II 2002	2001	Quarterly II 02	I 02	IV 01	III 01	II 01	I 01	IV 00	III 00
Commercial printing	722	698	353	369	348	332	325	373	373	412
Home & Office	477	467	233	244	207	199	221	246	272	282
Publishing *)	490	585	235	255	242	246	272	313	342	314
Zanders	193	181	95	98	85	91	88	93		
Paperboard	339	343	169	170	152	170	161	182	174	179
Fluting	103	111	49	54	60	57	54	57	60	67
Liner *)	74	61	39	35	36	35	31	30	37	41
CTMP	125	53	63	62	49	34	25	28	26	29
Metsä Tissue	210	203	106	104	97	108	98	105	93	102
Metsä-Botnia's pulp *)	514	453	250	264	234	258	209	245	263	290
M-real's pulp	590	559	301	289	264	251	261	298	297	306

*) Equals to M-real's ownership in Metsä-Botnia and MD Papier.

M-REAL CORPORATION

INTERIM REPORT 1 JANUARY – 31 MARCH 2002

M-real's first-quarter earnings improve on the previous quarter

M-real's earnings in the first quarter of 2002 improved on the fourth quarter of last year. Profitability was lifted mainly by increased delivery volumes. Selling prices were 1-3% lower than in the previous quarter. Because ofthe imbalance between supply and demand, production curtailments nevertheless had to be continued, particularly at the mills that produce coated grades. M-real also decided to sell its holding in Albbruck to Myllykoski Group.

Key figures:

- Earnings per share: EUR 0.21 (previous quarter: EUR 0.05)
- Profit before extraordinary items: EUR 62.0 million (5.6)
- Operating profit: EUR 118.8 million (72.3)
- Cash flow from operations: EUR 270.7 million (223.3)
- Return on capital employed: 8.2 per cent (5.2)
- Turnover: EUR 1,736.1 million (1,701.7)
- Equity ratio at the end of the period: 30.0 per cent (30.0)

Jouko M. Jaakkola, President and CEO of M-real, comments on the company's operations: "In the first part of the year, demand for M-real's main products has been better than expected. It is nevertheless difficult to forecast the economic situation in Europe and there is no certainty of a real upturn in the economy."

"M-real has succeeded well in adjusting the operations to meet the market situation. The company is in a good position when the demand will pick up again."

In North America, there are some signs of the economical revival. Demand for M-real's main products appears to have stabilized at its present level and no major change in the market situation seems immanent. Production curtailments will thus be continued over the next few months.

M-REAL CORPORATION

Jouko M. Jaakkola
President and CEO

For further information please contact:

Jouko M. Jaakkola, President and CEO, M-real Corporation,
tel. +358 10 469 4118, mobile +358 50 2261

Veli-Matti Mynttinen, Executive Vice President, M-real Corporation,
tel. +358 10 469 4655, mobile +358 50 2895

JANUARY-MARCH EARNINGS COMPARED WITH THE PREVIOUS QUARTER

Operating profit of M-real Group in January-March was EUR 118.8 million (72.3 million in Oct.-Dec. 2001), which is 6.8 per cent of turnover. Three out of five business areas, Home & Office, Publishing and Consumer packaging improved their profitability. Zanders reported higher operating profit as well.

The profitability of the paper businesses improved mainly due to the growth in delivery volumes. Because of the imbalance between supply and demand, production curtailments nevertheless had to be continued, especially at the mills producing coated grades.

Average selling prices were about 1 to 3% lower than in the previous quarter in nearly all paper and paperboard products.

Turnover was EUR 1,736.1 million and on par with the previous quarter (1,701.7).

Net financial expenses were EUR 56.8 million (66.7). Financial expenses include EUR 24.2 million of foreign exchange losses on the convertible subordinated capital notes and a foreign exchange gain of EUR 5.4 million on other loans. Net interest and other financial expenses amounted to EUR 38.0 million (46.8). The lower interest expenses are due to a reduction in net debt and to the lower interest rates.

The hedging income of one million euros were booked (EUR 7.0 million). At the end of March, the exchange rate of the United States dollar and that of the British pound was at the same level as at the turn of the year. On average the exchange rate of the U.S. dollar in January-March was 2 per cent higher and that of the pound was about one per cent higher than in the previous quarter.

Other operating income amounted to EUR 11.6 million. The sum does not include major non-recurring items.

The net profit was EUR 37.2 million (11.1). Taxes, including the change in the deferred tax liability, were EUR 22.0 million (-8.5).

Earnings per share were EUR 0.21 (0.05).

The return on capital employed was 8.2 per cent (5.2). The return on equity was 6.7 per cent (2.3).

EARNINGS IN JANUARY-MARCH COMPARED WITH THE SAME QUARTER OF 2001

The operating profit was EUR 118.8 million (175.3 in Jan.-Mar. 2001). Commercial printing business area as well as Zanders and Metsä Tissue improved their profitabilities. The other business areas, however, reported weaker profitabilities largely due to lower selling prices

compared with the first quarter of 2001. The divestment of the holding in MD Papier in June of 2001 also reduced operating profit.

Turnover was EUR 1,736.1 million (1,865.0). The decrease was due to the divestment of the holding in MD Papier as well as to lower selling prices. On a comparable basis, the reduction in turnover was 5.5 per cent.

Consolidated profit before extraordinary items was EUR 62.0 million (119.2).

PERSONNEL

The payroll at the end of March was 21,261 employees (22,166 at 31 March 2001), of whom 6,101 worked in Finland (6,112). The net reduction in personnel as a consequence of divestments was 207 employees.

The Group's payroll includes 50 per cent of the personnel at the Albbruck mill and 47 per cent of Metsä-Botnia's personnel.

The payroll at the end of 2001 was 21,515 employees.

CAPITAL EXPENDITURES

The total capital expenditures amounted to EUR 63 million. During the first quarter, decisions were not taken on major new capital expenditure projects.

The wallpaper baseboard machine at the Kyro Mill was rebuilt during March-April. The rebuild of the board machine at Äänekoski is progressing according to plans and will probably be completed in September.

ACQUISITIONS, DIVESTMENTS AND RESTRUCTURING

On 2 April, M-real acquired an 85 per cent holding in CN Papiervertriebs GmbH for 1.5 million euros. Based in Germany, CN Papiervertriebs GmbH is a paper and printing service company that caters to the needs of publishers and retail chains. The company's operations support the business activities of M-real's Publishing business area.

M-real Corporation, UPM-Kymmene Corporation, Metsäliitto Osuuskunta and Oy Metsä-Botnia Ab carried out the spin-off of the Kemiart Liners business, which they announced in January 2002, as from 1 April 2002. The ownership structure of the newly established Kemiart Liners Oy is the same as that of Metsä-Botnia. The final decisions on the future strategy and ownership structure of Kemiart Liners will be taken by the end of 2004.

On 1 April 2002, M-real sold the Winpac Group, which is engaged in paper and paperboard sheeting operations, to the management of the company. The company was sold for a price of ca. 4 million euros.

M-real closed the operations of the Silverdalen paper mill in Sweden, on 27 March 2002, in accordance with its previous announcement.

In February, M-real announced that the termination of the sales and marketing co-operation with Myllykoski Group carried out under the M-real alliance name since 1996. During the co-operation, both companies have grown significantly, both organically and via acquisitions, which has resulted in divergence in the product assortment and in the clientele. Also the decrease in jointly owned production capacity as well as the competition legislation was taken into consideration. The separation measures were started during March, and they will be seen to completion during the current year.

M-real has decided to exercise its option to sell its holding (50%) in Papierfabrik Albbruck GmbH of Germany to Myllykoski Group. The reason for exercising the option is the termination of sales cooperation with Myllykoski as well as the completed strategic studies which show that the Albbruck mill does not fit in with M-real's plans for developing Publishing business area. The transaction will be carried out during the second quarter.

In March, Metsä Tissue signed a Memorandum of Intent on purchasing a 25.5 per cent stake in the Polish tissue company ZPK. When implemented, the purchase will increase Metsä Tissue's holding in ZPK from 24,8 per cent at present to 50.2 per cent. The purchase price of the shares is EUR 1.3 million.

FINANCING

Interest-bearing net liabilities amounted to EUR 3,382 million at the end of March (Dec. 2001: EUR 3,482 million).

The equity ratio at the end of March was 30.0 per cent (Mar. 2001: 25.6; Dec. 2001: 30.0) and the net gearing was 144 per cent (Mar. 2001: 192; Dec. 2001: 145).

The liquidity at the end of March was EUR 1,594 million, of which EUR 1,352 million consisted of committed long-term credit facilities and EUR 242 million represented liquid funds and investments. In addition, to meet the short-term financing needs M-real has at its disposal non-binding domestic and foreign commercial paper programmes and credit facilities amounting to EUR 900 million.

At the end of March, an average of 2 months of net foreign currency exposure was hedged. The degree of hedging during the report period has varied on average between 2 and 3 months. At the end of March, about 66 per cent of the shareholders' equity position of foreign subsidiaries was hedged. At the end of March, liabilities were tied to fixed interest rates for a

period of 10 months. During the first quarter the fixed rate period has varied from 10 to 11 months.

At the end of June 2001, an agreement was signed whereby M-real and certain of its subsidiaries agreed on selling their trade receivables to a third party under the terms of a continuing and irrevocable transaction (securitization). The securitization of trade receivables has also been continued during the report period. The securitized trade receivables are included in the consolidated balance sheet. Last year's balance sheet and key figures have been adjusted to a comparable basis (last year securitized trade receivables were not included in the consolidated balance sheet).

SHARES

The highest price of M-real's Series B share on Helsinki Stock Exchange during January-March was EUR 9.44 and the lowest price was EUR 6.95. The average price during this period was EUR 8.27. In 2001, the average price was EUR 6.96. The price of the Series B share was EUR 8.62 on 27 March 2002.

Turnover of the Series B share was EUR 306 million, or 26.0 per cent of the shares outstanding. The market capitalization of the Series A and B shares on 27 March 2002 totalled EUR 1,533 million.

On 27 March 2002, Metsäliitto Cooperative owned 38.5 per cent of M-real Corporation's shares and 64.2 per cent of the voting rights conferred by these shares. International investors owned 35.9 per cent of the shares.

A dividend of EUR 0.60 was paid for the 2001 financial year in accordance with a resolution passed by the Annual General Meeting. The dividends were paid out on 25 March 2002.

The Board of Directors does not have valid authorizations to carry out a share issue or issues of convertible bonds or bonds with warrants.

BOARD OF DIRECTORS

At the Annual General Meeting, held on 13 March 2002, all the members of the Board of Directors were re-elected to a new term of office extending up to the end of the Annual General Meeting in 2003. Antti Oksanen, president and CEO of Metsäliitto, was re-elected Chairman of the Board.

NEAR-TERM OUTLOOK

Deliveries of paper and folding boxboard from the M-real mills increased during the first quarter, compared with the last quarter of 2001, but production curtailments, nevertheless, had to be continued.

Demand for M-real's main products depends on the general economic situation and on the advertising. There are some signs of a rebound in the economy in North America.

Demand for M-real's main products appears to have settled at the present level and a major change in the market situation is not on the horizon. This means that production curtailments will be continued over the coming months.

Espoo, 29 April 2002

BOARD OF DIRECTORS

BUSINESS AREAS AND MARKET TRENDS

Commercial printing

	I 02	IV 01	III 01	II 01	I 01	2001	IV-I change
Turnover	333.9	325.2	303.6	305.7	354.9	1,289.4	+2.7%
Operating profit	32.3	34.1	19.0	3.0	23.5	79.6	-5.3%
Operating profit, %	9.7	10.5	6.3	1.0	6.6	6.2	
Return on capital employed, %	10.2	12.7	5.7	1.0	7.7	6.9	
Mill deliveries, 1,000 t	375	353	333	327	375	1,388	+6.2%

Operating profit reported by the Commercial printing business area declined by 5.3 per cent on the previous quarter, to EUR 32.3 million. The decrease was attributable mainly to the EUR 3 million of non-recurring expenses booked in connection with the closing down of the Silverdalen mill. Operating profit was 9.7 per cent of turnover (10.5). Turnover was EUR 333.9 million (325.2). The business area's order book was one and a half weeks at the end of March.

Mill deliveries of coated fine paper in Western Europe rose by 5.5 per cent compared with the previous quarter. The delivery volumes of M-real's products increased by 6.2 per cent. The average running time of the business area's paper machines was 7 days longer than in the previous quarter and the capacity utilization rate was 89 per cent (83). Selling prices fell on average by one per cent compared with the previous quarter.

The Kangas paper mill has been transferred to the Publishing business area from the beginning of 2002. The figures for 2000 and 2001 have been adjusted accordingly.

Home & Office

	I 02	IV 01	III 01	II 01	I 01	2001	IV-I change
Turnover	255.8	223.7	185.6	220.7	245.1	875.1	+14.3%
Operating profit	29.9	10.3	4.3	22.4	47.7	84.7	+190.3%
Operating profit, %	11.7	4.6	2.3	10.2	19.4	9.7	
Return on capital employed, %	10.6	4.3	2.5	6.6	14.0	6.6	
Mill deliveries, 1,000 t	250	219	188	206	218	825	+14.2%

The Home & Office business area generated operating profit of EUR 29.9 million (10.3). Operating profit was 11.7 per cent of turnover (4.6). The main reason for the improved profitability was the increase in delivery volumes. Turnover was EUR 255.8 million (223.7). The order book was three and a half weeks at the end ofMarch.

Mill deliveries of uncoated fine paper in Western Europe rose by 9.0 per cent compared with the previous quarter. M-real's delivery volume grew by 14.2 per cent. The average running time of the business area's paper machines was 3 days longer than in the previous quarter and the capacity utilization rate was 97 per cent (93). Selling prices held up at previous quarter's level.

Publishing

	I 02	IV 01	III 01	II 01	I 01	2001	IV-I change
Turnover	201.6	210.5	198.1	243.1	272.7	924.4	-4.2%
Operating profit	16.3	8.3	6.9	21.6	37.9	74.7	+96.4%
Operating profit, %	8.1	3.9	3.5	8.9	13.9	8.1	
Return on capital employed, %	5.4	3.3	3.3	5.3	10.5	6.0	
Mill deliveries, 1,000 t	254	250	239	270	304	1,063	+1.6%

The Publishing business area's operating profit was EUR 16.3 million (8.3). Operating profit was 8.1 per cent of turnover (3.9). The improved operating profit was attributable to the increased production of the new machine line at the Kangas mill and to the increase in delivery volumes. Turnover was down 4.2 per cent to EUR 201.6. The order book was on average two weeks at the end of March.

Mill deliveries of coated magazine paper (LWC) in Western Europe fell by 13.3 per cent compared with the previous quarter. M-real's delivery volumes grew by 1.6 per cent. The average running time of the business area's paper machines was 6 days longer than in the previous quarter and the capacity utilization rate was 85 per cent (79). The rise in the capacity utilization rate is due to the start-up of the new machine lines at Kangas and Husum and to efficiency-boosting measures. Selling prices fell on average, by 3 per cent compared with the previous quarter.

The Kangas paper mill was transferred to the Publishing business area from the beginning of 2002. The figures for 2000 and 2001 have been adjusted accordingly.

Consumer packaging

	I 02	IV 01	III 01	II 01	I 01	2001	IV-I change
Turnover	230.0	242.7	231.0	236.2	241.4	951.3	-5.2%
Operating profit	33.8	28.0	29.3	26.4	46.3	130.0	+20.7%
Operating profit, %	14.7	11.5	12.7	11.2	19.2	13.7	
Return on capital employed, %	16.0	12.3	12.8	11.6	21.4	15.0	
Mill deliveries, 1,000 t	306	306	275	280	289	1,150	0%

The Consumer packaging business area reported operating profit of EUR 33.8 million (28.0). Apart from a slightly higher level of selling prices, profitability was improved by lower raw material costs and better internal efficiency. The delivered volumes of folding boxboard also increased. Operating profit was 14.7 per cent of turnover (11.5). Turnover was EUR 230.0 million (242.7).

Folding boxboard deliveries grew by 2 per cent compared with the previous quarter. The biggest increases in delivery volumes were to Europe and to North America. Selling prices of folding boxboard were on average at the same level as in the previous quarter.

Demand for wallpaper base was low. M-real's delivery volumes declined by 10 per cent, particularly due to the weakening in demand in Western Europe. Selling prices held up at the previous quarter's level. Compared with the same quarter one year earlier, delivery volumes remained nearly unchanged, owing to the growth in deliveries to the USA and Asia.

Deliveries of linerboard fell by 6 per cent compared with the previous quarter, mainly due to the slowdown in demand in Western Europe. Deliveries to Asia, however, were up 5 per cent. Average prices increased somewhat.

Demand for corrugated board was low in the report period, notably owing to the bad fruit harvests in Southern Europe. Delivery volumes were 16 per cent below the previous quarter's figures. Selling prices held up at previous quarter's level.

Map Merchant Group

	I 02	IV 01	III 01	II 01	I 01	2001	IV-I change
Turnover	409.0	389.3	387.0	416.9	442.4	1,635.6	+5.1%
Operating profit	1.2	-14.4	-3.6	4.8	9.6	-3.6	
Operating profit, %	0.3	-3.7	-0.9	1.2	2.2	-0.2	
Return on capital employed, %	1.8	-12.2	-3.9	4.3	8.2	-0.8	
Delivery volumes, 1,000 t	341	334	321	341	365	1,361	+2.1%

The Map Merchant Group posted operating profit of EUR 1.2 million (an operating loss of 14.4 million). The improvement in profitability was attributable to the EUR 20 million of non-recurring expenses that were booked at the end of the previous quarter as well as to write-downs on asset items. The business area's turnover was EUR 409.0 million (389.3).

Delivery volumes in January-March were up 2.1 on the previous quarter.

Zanders

	I 02	IV 01	III 01	II 01	I 01	2001	IV-I change
Turnover	141.3	120.1	126.0	128.8	138.0	512.9	+17.6%
Operating profit	6.1	-2.0	4.1	-3.6	1.7	0.2	
Operating profit, %	4.3	-1.7	3.3	-2.8	1.2	0.0	
Return on capital employed, %	7.0	-2.3	3.5	-2.2	1.9	0.3	
Mill deliveries, 1,000 t	97	89	92	87	92	360	+9.0%

Zanders reported operating profit of EUR 6.1 million (a loss of 2.0 million). Operating profit was 4.3 per cent of turnover (-1.7). The main factors responsible for the improved profitability were the 9 per cent increase in delivery volumes together with an improved sales margin. Turnover increased on the previous quarter and was EUR 141.3 million (120.1).

The average capacity utilization rate of the paper machines was 90 per cent (78). Selling prices remained at the level of the last quarter of 2001.

OTHER BUSINESSES

Metsä Tissue Corporation

Metsä Tissue reported operating profit of EUR 11.6 million (4.4 in Jan-Mar 2001). Operating profit was 7.3 per cent of turnover (2.7). Profitability was improved by the increased sales volumes coupled with lower prices of the main raw materials – pulp and recycled fibre. Profitability weakened somewhat compared with the last quarter of 2001. This was due to the slight decline in average selling prices and to outlays made with the aim of developing operations. Turnover was EUR 159.2 million (162.3).

The growth in demand for tissue products has been very slight in Europe. At the same time, new capacity has entered the market, maintaining a tight competitive situation.

Metsä Tissue's sales volumes increased by about 3 per cent but its average selling prices fell by 5 per cent compared with January-March of last year. The fall in prices primarily affected raw paper.

In January-March, Metsä Tissue Corporation's share price registered a high of EUR 10.10 and a low of EUR 8.50. At the end of March, the share price was EUR 10.00. Turnover of Metsä Tissue shares in January-March was EUR 7.4 million, representing 2.5 per cent of the total number of shares outstanding. The company's market capitalization by 27 March 2002 was EUR 300 million. M-real Corporation owns 65.6 per cent of Metsä Tissue's shares. Foreign investors held 22.2 per cent of the shares at the end of the report period.

M-REAL-GROUP (all figures unaudited)

PROFIT AND LOSS ACCOUNT (EUR million)	1-3/ 2002	%	1-3/01	%	Change	%	1-12/01	%	10-12/ 01	%
Turnover	1 736,1	100,0	1 865,0	100,0	-128,9	-6,9	6 923,3	100,0	1 701,7	100,0
Interest in associated companies	0,8		3,4		-2,6		4,5		-2,1	
Other operating income	11,6		13,1		-1,5		71,2		26,4	
Operating expenses	1 512,6		1 591,9		79,3		6 131,4		1 520,6	
Depreciation	117,1		114,3		-2,8		478,4		133,1	
Operating profit	118,8	6,8	175,3	9,4	-56,5	-32,2	389,2	5,6	72,3	4,2
Net exchange gains/losses	-18,8		0,1		-18,9		-22,7		-19,9	
Other financial income and expenses	-38,0	-3,3	-56,2	-3,0	18,2		-212,5	-3,4	-46,8	
Profit before extra-ordinary items	62,0	3,5	119,2	6,4	-57,2	-48,0	154,0	2,2	5,6	0,3
Extraordinary items	0,0		0,0		0,0		183,3		1,0	
Profit before taxes and minority interest	62,0	3,5	119,2	6,4	-57,2	-48,0	337,3	4,9	6,6	0,4
Taxes	-22,0		-43,2		21,2		-115,0		8,5	
Minority interest	-2,8		-0,5		-2,3		-10,1		-4,0	
Profit for the period	37,2	2,1	75,5	4,0	-38,3	-50,7	212,2	3,1	11,1	0,7

Taxes include taxes corresponding to profit for the period.

M-REAL-GROUP (all figures unaudited)

BALANCE SHEET (EUR million)	3/2002	%	3/2001	%	12/2001	%
Assets						
Fixed assets	5 102,3	65,0	5 205,3	63,7	5 164,4	64,5
Current assets						
Inventories	845,1	10,8	976,2	11,9	877,5	11,0
Other current assets	1 656,7	21,1	1 786,6	21,8	1 689,3	21,1
Liquid funds	242,1	3,1	210,6	2,6	273,4	3,4
Total	7 846,2	100,0	8 178,7	100,0	8 004,6	100,0
Liabilities						
Shareholders´ equity	2 600,7	33,1	2 338,1	28,6	2 651,2	33,1
Minority interest	59,4	0,8	63,1	0,8	59,6	0,8
Provisions for liabilities and charges	117,6	1,5	115,0	1,4	113,9	1,4
Long-term liabilities	2 888,9	36,8	3 066,7	37,5	2 919,6	36,5
Short-term liabilities	2 179,6	27,8	2 595,8	31,7	2 260,3	28,2
Total	7 846,2	100,0	8 178,7	100,0	8 004,6	100,0

M-REAL-GROUP (all figures unaudited)

CASH FLOW STATEMENTS (EUR million)	1-3/02	1-3/01	1-12/01	10-12/01
Profit before extraordinary items	62,0	119,2	154,0	5,6
Depreciation	117,1	114,3	478,4	133,1
Taxation	-23,8	-45,5	-45,2	16,5
Other changes	23,5	14,5	20,6	14,2
Funds from operations	**178,8**	**202,5**	**607,8**	**169,4**
Change in working capital	91,9	-103,0	88,1	53,9
Cash flow from operations	**270,7**	**99,5**	**695,9**	**223,3**
Gross capital expenditures 1)	-63,0	-260,0	-740,0	-155,0
Disposal and other changes in fixed asssets	0,0	0,0	277,9	0,6
Cash flow after capital expenditure	**207,7**	**-160,5**	**233,8**	**68,9**
Share issue			280,0	
Interest-bearing net debt of companies acquired and divested		-154,7	-219,2	
Dividend	-107,4		-83,4	
Change in interest-bearing liabilities (+ decrease / - increase)	**100,3**	**-315,2**	**211,2**	**68,9**

1) Excl. interest-bearing net debt of acquired companies.

M-REAL-GROUP (all figures unaudited)

KEY FIGURES	1-3/02	1-3/01	1-12/01	10-12/01
Earnings per share, EUR	0,21	0,54	0,55	0,05
(diluted 1-3/02; 0,19 EUR)				
Return on capital employed, %	8,2	11,7	6,9	5,2
Return on equity, %	6,7	14,8	4,7	2,3
Gross capital expenditures, EUR million 1)	63	260	740	155
Personnel, average	21 260	22 089	22 237	21 625
	3/02	**3/01**	**12/01**	
Shareholders´ equity per share, EUR	12,79	14,59	13,08	
Equity ratio, %	30,0	25,6	30,0	
Gearing ratio, %	144	192	145	

1) Excl. interest-bearing net debt of acquired companies.

Securities and guarantees, EUR million	3/02	3/01	12/01
For own loans	597	302	581
For associated companies	1	0	1
For affiliated companies	5	6	5
For others	25	26	31
Total	628	334	618

Open derivative contracts, EUR million	Gross amount 3/02	Gross amount 3/01	Gross amount 12/01
Interest rate derivatives	17 434	20 624	10 816
Currency derivatives	4 302	3 703	3 368
Total	21 736	24 327	14 184

M-REAL-GROUP

TURNOVER EUR Million	Quarter I 2002	Quarter I 2001	I 02	IV 01	III 01	II 01	I 01	IV 00	III 00	II 00
Commercial printing	333,9	354,9	333,9	325,2	303,6	305,7	354,9	370,8	392,4	175,6
Home & Office	255,8	245,1	255,8	223,7	185,6	220,7	245,1	282,4	298,8	43,8
Publishing	201,6	272,7	201,6	210,5	198,1	243,1	272,7	291,4	268,8	258,9
Consumer packaging	230,0	241,4	230,0	242,7	231,0	236,2	241,4	239,4	233,3	212,0
Map Merchant Group	409,0	442,4	409,0	389,3	387,0	416,9	442,4	469,7	433,8	118,0
Zanders	141,3	138,0	141,3	120,1	126,0	128,8	138,0			
Metsä Tissue	159,2	162,3	159,2	163,2	161,1	163,0	162,3	160,4	156,5	144,8
Internal sales and other operations	5,3	8,2	5,3	27,0	8,6	41,2	8,2	12,3	55,7	169,8
GROUP TOTAL	1 736,1	1 865,0	1736,1	1701,7	1601,0	1 755,6	1 865,0	1 826,4	1 839,3	1 122,9

OPERATING PROFIT AND RESULT EUR Million	Quarter I 2002	Quarter I 2001	I 02	IV 01	III 01	II 01	I 01	IV 00	III 00	II 00
Commercial printing	32,3	23,5	32,3	34,1	19,0	3,0	23,5	28,4	50,5	23,0
Home & Office	29,9	47,7	29,9	10,3	4,3	22,4	47,7	25,4	41,1	1,3
Publishing	16,3	37,9	16,3	8,3	6,9	21,6	37,9	67,0	77,2	50,0
Consumer packaging	33,8	46,3	33,8	28,0	29,3	26,4	46,3	45,6	59,8	30,3
Map Merchant Group	1,2	9,6	1,2	-14,4	-3,6	4,8	9,6	8,5	8,2	1,5
Zanders	6,1	1,7	6,1	-2,0	4,1	-3,6	1,7			
Metsä Tissue	11,6	4,4	11,6	13,8	11,2	7,1	4,4	0,3	0,9	-9,8
Other operations	-12,4	4,2	-12,4	-5,8	22,6	-33,9	4,2	-9,5	3,8	-14,3
OPERATING PROFIT	118,8	175,3	118,8	72,3	93,8	47,8	175,3	165,7	241,5	82,0
% of turnover	6,8	9,4	6,8	4,3	5,9	2,7	9,4	9,1	13,1	7,3
Net exchange gains/losses	-18,8	0,1	-18,8	-19,9	-3,0	0,1	0,1	-6,5	6,3	-4,3
Other financial income and expenses	-38,0	-56,2	-38,0	-46,8	-47,4	-62,1	-56,2	-41,0	-56,9	-18,9
PROFIT BEFORE EXTRAORDINARY ITEMS	62,0	119,2	62,0	5,6	43,4	-14,2	119,2	118,2	190,9	58,8
% of turnover	3,6	6,4	3,6	0,3	2,7	-0,8	6,4	6,5	10,4	5,2

OPERATING PROFIT, %	Quarter I 2002	Quarter I 2001	I 02	IV 01	III 01	II 01	I 01	IV 00	III 00	II 00
Commercial printing	9,7	6,6	9,7	10,5	6,3	1,0	6,6	7,7	12,9	13,1
Home & Office	11,7	19,4	11,7	4,6	2,3	10,2	19,4	9,0	13,8	3,0
Publishing	8,1	13,9	8,1	3,9	3,5	8,9	13,9	23,0	28,7	19,3
Consumer packaging	14,7	19,2	14,7	11,5	12,7	11,2	19,2	19,1	25,6	14,3
Map Merchant Group	0,3	2,2	0,3	-3,7	-0,9	1,2	2,2	1,8	1,9	1,2
Zanders	4,3	1,2	4,3	-1,7	3,3	-2,8	1,2			
Metsä Tissue	7,3	2,7	7,3	8,5	7,0	4,4	2,7	0,2	0,6	-6,8
GROUP TOTAL	6,8	9,4	6,8	4,3	5,9	2,7	9,4	9,1	13,1	7,3

M-REAL-GROUP

RETURN ON CAPITAL EMPLOYED, %	I 02 2002	Year 2001	Year 2000	IV 01 2001	III 01 2001	II 01 2001	I 01 2001	IV 01/ I 02 DIFF.
Commercial printing	10,2	6,9	16,4	12,7	5,7	1,0	7,7	-2,5
Home & Office	10,6	6,6	9,3	4,3	2,5	6,6	14,0	6,3
Publishing	5,4	6,0	21,0	3,3	3,3	5,3	10,5	2,1
Consumer packaging	16,0	15,0	22,2	12,3	12,8	11,6	21,4	3,7
Map Merchant Group	1,8	-0,8	7,4	-12,2	-3,9	4,3	8,2	14,0
Zanders	7,0	0,3		-2,3	3,5	-2,2	1,9	9,3
Metsä Tissue	14,0	10,3	-3,1	16,6	13,1	8,1	4,9	-2,6
GROUP TOTAL	8,2	6,9	13,5	5,2	6,5	3,6	11,7	2,9

CAPITAL EMPLOYED, EUR Million	3/02	12/01	12/00	12/01	9/01	6/01	3/01	12/00
Commercial printing	1 286,3	1 178,6	1 171,0	1 178,6	1 193,2	1 156,9	1 298,7	1 171,0
Home & Office	1 206,6	1 179,4	1 482,0	1 179,4	1 169,8	1 211,3	1 265,5	1 482,0
Publishing	1 270,3	1 219,4	1 254,2	1 219,4	1 302,8	1 285,6	1 260,9	1 254,2
Consumer packaging	860,9	904,6	856,5	904,6	956,8	889,9	918,1	856,5
Map Merchant Group	457,7	484,8	496,7	484,8	486,3	492,6	500,6	496,7
Zanders	317,5	323,9		323,9	340,2	411,3	390,4	
Metsä Tissue	329,1	342,3	378,9	342,3	336,4	354,3	365,6	378,9
Other assets	384,2	660,8	452,5	660,8	526,8	489,9	448,0	452,5
GROUP TOTAL	6 112,6	6 293,8	6 091,8	6 293,8	6 312,3	6 291,8	6 447,8	6 091,8

M-REAL-GROUP

PRODUCTION 1000 tons	Quarter I 2002	Quarter I 2001	Quarterly I 02	IV 01	III 01	II 01	I 01	IV 00	III 00	II 00
Commercial printing	369	373	369	348	332	325	373	373	412	197
Home & Office	244	246	244	207	199	221	246	272	282	47
Publishing *)	255	313	255	242	246	272	313	342	314	299
Zanders	98	93	98	85	91	88	93			
Paperboard	170	182	170	152	170	161	182	174	179	149
Fluting	54	57	54	60	57	54	57	60	67	53
Liner *)	35	30	35	36	35	31	30	37	41	33
CTMP	62	28	62	49	34	25	28	26	29	23
Metsä Tissue	104	105	104	97	108	98	105	93	102	99
Metsä-Botnia's pulp *)	264	245	264	234	258	209	245	263	290	239
M-real's pulp	289	298	289	264	251	261	298	297	306	

*) Equals to M-real's ownership in Metsä-Botnia and MD Papier.

m·real

Press releases

M-real Corporation Stock Exchange Bulletin 15.12.2004 at 4.45 p.m.

M-real signed EUR 500 million syndicated loan agreement
M-real Corporation has today signed a EUR 500 million syndicated revolving credit facility agreement. The facility replaces facility agreement of EUR 700 million signed in 2000. The term of the facility is five years and the mandated lead arrangers are Barclays Capital, BNP Paribas, Commerzbank, Danske Bank, and Nordea. The amount of banks participating in the transaction is 21.

M-REAL CORPORATION

Corporate Communications

For additional information contact M-real's Chief Financial Officer Juhani Pöhö, tel. +358 10 469 5283 or Aapo Nikunen, Managing Director, Metsä Group Financial Services Oy, tel. +358 10 469 425

M-real Corporation Stock Exchange Bulletin 2.12.2004 at 10 a.m.

M-REAL SELLS SAVON SELLU

M-real Corporation has signed an agreement to sell the business operations of Savon Sellu to a company to be founded by Dr. Dermot F. Smurfit in his private capacity and a group of other international investors. The parties to the deal have set the total price at about EUR 20 million out of which about EUR 12 million is related to Savon Sellu´s fixed assets. The deal is expected to come into force as from the beginning of 2005.

Savon Sellu was established in 1968 and it 1produces semi chemical fluting, which is used in fruit and vegetable packaging, for example. Savon Sellu's annual production capacity is 245,000 tonnes and the plant employs 252 people. The current employees of Savon Sellu will move to the new company.

The deal is part of M-real´s action plan to divest its non-core assets.

M-REAL CORPORATION

Corporate Communications

For additional information, contact Chief Financial Officer Juhani Pöhö, tel. +358 10 469 5283

m·real

Press releases

M-real Corporation Stock Exchange Bulletin 11.11.2004 at 2.15 p.m.

M-real's rating by Moody's downgraded
Moody's Investors Services has downgraded M-real Corporation's rating to Ba2. The outlook for the rating is stable. In July, Moody's Investors Services placed M-real on Credit Watch Negative for a possible lowering of its credit rating.

M-REAL CORPORATION

Corporate Communications

For additional information, contact M-real's Chief Financial Officer Juhani Pöhö, tel. +358 50 598 7607 mobile

m·real

Press releases

The teleconference on 29 October at 3 p.m.

M-real Corporation will announce its financial results for January-September 2004 on Friday, 29 October at 13.00 Finnish time (11.00 U.K. time).

We are pleased to invite you to join an international conference call at 15.00 Finnish time (13.00 U.K. time).

The presentation material will be made available on the company's website www.m-real.com under Investor relations.

If you wish to participate in the conference call please dial:

UK call-in number: +44 (0)207 162 0186
US call-in number: +1 334 323 6203

You should place your call a few minutes before commencement.

An instant replay facility will be available until 5 November 2004. To listen to the replay please call International:

UK replay number: +44 (0)20 8288 4459, access code: 475652
US replay number: +1 334 323 6222, access code: 475652

M-REAL CORPORATION

Corporate Communications

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Press releases

M-real Corporation Stock Exchange Announcement 22.10.2004 at 4.30 p.m.

Notice pursuant to the securities market act, chapter 2, section 10: Varma's holdings in M-real Corporation

According to the information received by M-real Corporation today, the holdings of Keskinäinen työeläkevakuutusyhtiö Varma has decreased to 1.23 percent of M-real's share capital and to 4.51 percent of the voting rights on 13 October, 2004. Keskinäinen työeläkevakuutusyhtiö Varma owns a total of 4,044,657 M-real shares.

M-REAL CORPORATION

Corporate Communications

m·real

Press releases

M-real Corporation Stock Exchange Announcement 20 October 2004 at 1.45 p.m.

Notice pursuant to the securities market act, chapter 2, section 10: Capital Group's holdings in M-real Corporation
According to the information received by M-real Corporation, the holding of The Capital Group Companies, Inc. has on 18 October 2004 decreased to 3.54 percent of the share capital and to 1.14 percent of the voting rights. The Capital Group Companies own in total 11, 604, 233 M-real's B-shares.

The Capital Group Companies, Inc. (CGC) is a holding company for several subsidiary companies engaged investment management activities.

M-REAL CORPORATION

Corporate Communications

EXCHANGE NOTICE 380/2004, 12 October 2004 SHARES

M-REAL CORPORATION MERGING OF THE NEW SHARES

In the rights issue of M-real Corporation the 532 772 new B shares subscribed on the basis of secondary subscription right will be traded on the Helsinki Stock Exchange´s Main List as old shares as of 13 October 2004.

Identifiers:

Trading code:	MRLBV
ISIN code:	FI0009000665
Orderbook id:	24307
Amount:	291 825 062

HELSINKI STOCK EXCHANGE
Janne Seppänen
Vice President Surveillance Finland

Presuming that the change will be entered into the Trade Register 13 October 2004.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN AUSTRALIA, CANADA, FRANCE, THE HONG KONG SPECIAL ADMINISTRATIVE REGION OF THE PEOPLEÂ'S REPUBLIC OF CHINA, JAPAN, SPAIN OR THE UNITED STATES OF AMERICA.

M-real Corporation Stock Exchange Bulletin 12 October 2004 at 2 p.m.

ALLOCATION OF SHARES IN M-REAL RIGHTS OFFERING COMPLETED

The Board of Directors of M-real Corporation has approved today the allocation and related subscriptions of shares subscribed for based on the exercise of the secondary subscription right in the rights offering of M-real. A total of 532,772 Series B shares were allocated to the shareholders. Nearly 4,700 shareholders participated in the secondary subscription and subscribed for 31,098,942 Series B shares, which exceeded the number of shares available by close to 60 times. The shares were allocated to the shareholders who participated in the secondary subscription in proportion to their respective shareholdings as per the record date of the rights offering, 10 September 2004, in accordance with the terms and conditions of the rights offering. As fractions of shares could not be allotted, shareholders who held 85 or fewer shares on the record date were not allotted shares.

Any excess subscription payment paid in connection with subscription commitments in the secondary subscription will be refunded without interest on or around 14 October 2004. In addition, shareholders who exercised their secondary subscription right will be notified individually of their respective allocation.

The increase in M-realÂ's share capital of EUR 905,712.40 relating to the shares allocated based on the exercise of the secondary subscription right will be registered with the Finnish Trade Register on 13 October 2004. The shares will be delivered to shareholdersÂ' book-entry accounts and commence trading on the Helsinki Stock Exchange on 13 October 2004. The shares subscribed for in the rights offering will entitle their holders to full dividends declared by M-real and all other rights in the company conferred by the shares after the increase in the share capital has been registered with the Trade Register.

Following the registration of the increase in M-realÂ's share capital, the companyÂ's registered share capital will be EUR 557,881,540.40 and consist of 328,165,612 shares. The number of Series A shares will be 36,340,550 and the number of Series B shares will be 291,825,062. All shares subscribed for in the rights offering have been paid for in full.

M-REAL CORPORATION

Board of Directors

For additional information contact Chief Operating Officer Hannu Anttila, tel. +358 10 4694 343 or Executive Vice President and CFO Juhani Pöhö, tel. +358 10 4695 283

THE INFORMATION CONTAINED HEREIN IS NOT FOR PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES. THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER OF SECURITIES FOR SALE IN THE UNITED STATES OR TO OR FOR THE ACCOUNT OR BENEFIT OF U.S. PERSONS, NOR MAY THE SECURITIES BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN

EXEMPTION FROM REGISTRATION AS PROVIDED IN THE U.S. SECURITIES ACT OF 1933, AS AMENDED, AND THE RULES AND REGULATIONS THEREUNDER AND APPLICABLE STATE LAWS. THERE IS NO INTENTION TO REGISTER ANY PORTION OF THE OFFERING IN THE UNITED STATES OR TO CONDUCT A PUBLIC OFFERING OF SECURITIES IN THE UNITED STATES.

THE INFORMATION CONTAINED HEREIN SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY, NOR SHALL THERE BE ANY SALE OF THE SECURITIES REFERRED TO HEREIN IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION, EXEMPTION OF REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION.

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M-real Corporation Stock Exchange Announcement 11.10.2004 at 12.30 p.m.

Holdings of FMR Corp. in M-real Corporation below 5 %
According to the information received by M-real Corporation, the holdings of FMR Corp. (FMR Corp. is a subsidiary of Fidelity Management and Research Company) and its direct and indirect subsidiaries have decreased under 5 % of the total share capital of M-real being 3.18 %.

As of October 11, 2004 FMR Corp. and its direct and indirect subsidiaries own a total of 9.258.330 M-real B series shares. The holdings of FMR Corp. correspond to 3.18 % of total share capital and to 0.09% of the total voting rights of M-real.

M-REAL CORPORATION

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CORPORATE GOVERNANCE
AT YOUR SERVICE
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PRESS CLUB

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Press releases

Invitation to teleconference on 29 October

M-real Corporation will announce its financial results for January-September 2004 on Friday, 29 October at 13.00 Finnish time (11.00 U.K. time).

We are pleased to invite you to join an international conference call at 15.00 Finnish time (13.00 U.K. time).

The presentation material will be made available on the company's website www.m-real.com under Investor relations.

If you wish to participate in the conference call please dial:

UK call-in number: +44 (0)207 162 0186
US call-in number: +1 334 323 6203

You should place your call a few minutes before commencement.

An instant replay facility will be available until 5 November 2004. To listen to the replay please call International:

UK replay number: +44 (0)20 8288 4459, access code: 475652
US replay number: +1 334 323 6222, access code: 475652

Please reply by fax (by 25 October) to M-real Corporate Communications/Irmeli Heikkilä
Telefax +358 (0)10 469 4531

Please state your name, title and the company when replying.

Invitation to teleconference as PDF

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EXCHANGE NOTICE 375/2004, 6 October 2004 SHARES
M-REAL CORPORATION MERGING OF THE NEW SHARES

In the rights issue of M-real Corporation the 148,633,415 new B shares subscribed on the basis of primary subscription right will be traded on the Helsinki Stock Exchange´s Main List as old shares as of 7 October 2004.

The last trading day of the new shares (MRLBVN0104) will be 6 October 2004.

Identifiers:

Trading code:	MRLBV
ISIN code:	FI0009000665
Orderbook id:	24307
Amount:	291 292 290
Trading ends:	
Trading code:	MRLBVN0104
ISIN code:	FI0009012868
Orderbook id:	27107
Last trading day:	6.10.2004

HELSINKI STOCK EXCHANGE
Janne Seppänen
Vice President Surveillance Finland

Presuming that the change will be entered into the Trade Register 7 October 2004.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN AUSTRALIA, CANADA, FRANCE, THE HONG KONG SPECIAL ADMINISTRATIVE REGION OF THE PEOPLEÂ'S REPUBLIC OF CHINA, JAPAN, SPAIN OR THE UNITED STATES OF AMERICA.

M-real Corporation Stock Exchange Bulletin 6.10.2004 at 2.15 p.m.

FINAL RESULTS OF M-REALÂ'S EUR 447.5 MILLION RIGHTS OFFERING

The Board of Directors of M-real has approved today all subscriptions based on the primary subscription rights, which were made in accordance with the terms and conditions of the rights offering between 15 September, 2004 and 1 October, 2004. According to the final results of the offering, 148,633,415 Series B shares were subscribed for through the exercise of the primary subscription rights, representing 99.64 percent of the shares offered. In addition, 31,098,942 Series B shares were subscribed for in the secondary subscription, which exceeded the 532,772 shares available for secondary subscription by close to 60 times.

Trading of the interim shares, representing the shares subscribed for in the primary subscription, commenced on 4 October, 2004 on the Helsinki Stock Exchange. The increase in share capital based on the primary subscription will be registered with the Finnish Trade Register and the interim shares will be combined with M-realÂ's Series B shares on 7 October, 2004.

The shares subscribed for in the secondary subscription will be allocated among the subscribers in proportion to their respective shareholdings as per the record date of the rights offering, 10 September, 2004, provided, however, that each shareholder will be allocated no more shares than the maximum number of shares stated in the subscription commitment submitted by such subscriber. The allocation is expected to be completed on 12 October, 2004, at the latest. The corresponding increase in the share capital is expected to be registered with the Finnish Trade Register and the new shares issued and delivered to shareholdersÂ' book-entry accounts and commencing trading on the Helsinki Stock Exchange on 13 October, 2004, at the latest.

More detailed information on the allocation of the shares subscribed for in the secondary subscription will be provided as soon as the allocation is completed. Any excess subscription payment paid in connection with the subscription commitments in the secondary subscription will be refunded without interest on or around 14 October, 2004. In addition, shareholders who exercised their secondary subscription right will be notified individually of their respective allocation.

Following the registration of the increase in M-realÂ's share capital as a result of the primary and the secondary subscription, M-realÂ's registered share capital will be EUR 557,881,540.40 and consist of 328,165,612 shares. The number of Series A shares will be 36,340,550 and the number of Series B shares will be 291,825,062. All shares subscribed for in the rights offering have been paid for in full. The shares subscribed for in the rights offering will entitle their holders to full dividends declared by M-real and all other rights in the company conferred by the shares after the increase in the share capital has been registered with the Trade Register.

M-REAL CORPORATION

Board of Directors

For additional information contact Chief Operating Officer Hannu Anttila, tel. +358 10 4694 343 or Executive Vice President and CFO Juhani Pöhö, tel. +358 10 4695 283

THE INFORMATION CONTAINED HEREIN IS NOT FOR PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES. THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER OF SECURITIES FOR SALE IN THE UNITED STATES OR TO OR FOR THE ACCOUNT OR BENEFIT OF U.S. PERSONS, NOR MAY THE SECURITIES BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN EXEMPTION FROM REGISTRATION AS PROVIDED IN THE U.S. SECURITIES ACT OF 1933, AS AMENDED, AND THE RULES AND REGULATIONS THEREUNDER AND APPLICABLE STATE LAWS. THERE IS NO INTENTION TO REGISTER ANY PORTION OF THE OFFERING IN THE UNITED STATES OR TO CONDUCT A PUBLIC OFFERING OF SECURITIES IN THE UNITED STATES.

THE INFORMATION CONTAINED HEREIN SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY, NOR SHALL THERE BE ANY SALE OF THE SECURITIES REFERRED TO HEREIN IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION, EXEMPTION OF REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN AUSTRALIA, CANADA, FRANCE, THE HONG KONG SPECIAL ADMINISTRATIVE REGION OF THE PEOPLEÂ'S REPUBLIC OF CHINA, JAPAN, SPAIN OR THE UNITED STATES OF AMERICA.

M-real Corporation Stock Exchange Bulletin 4 October 2004 at 2 p.m.

M-REALÂ'S EUR 447.5 MILLION RIGHTS OFFERING FULLY SUBSCRIBED

M-realÂ's EUR 447.5 million rights offering was completed successfully on 1 October, 2004. A preliminary assessment indicates that approximately 148.6 million Series B shares were subscribed through the exercise of primary subscription rights equaling approximately 99.6 percent of all the shares offered. Demand for shares in the secondary subscription was approximately 31.1 million shares and exceeded the number of shares available by approximately 57 times. Consequently, there will be no subscription of shares by the underwriters, Citigroup and Nordea Corporate Finance.

Hannu Anttila, Chief Operating Officer and President and CEO as from 1 January, said Â"We are very pleased with the successful outcome of the offering. The request for capital from our shareholders was large. Many existing shareholders subscribed for their pro rata share and we value their continued support. We also greatly appreciate the number of new shareholders who have taken advantage of this opportunity to invest in M-real and its future. The proceeds of the offering will enable us to improve our financial flexibility and to support the implementation of our revised business strategy.ö

The interim shares, representing the shares subscribed for in the primary subscription, commenced trading today on the Helsinki Stock Exchange. The increase in the share capital based on the primary subscription will be registered with the Finnish Trade Register and the interim shares will be combined with M-realÂ's Series B shares on 7 October, 2004.

Allocation of the shares subscribed for in the secondary subscription is expected to be completed on 12 October, 2004, at the latest. The increase in the share capital based on the secondary subscriptions is expected to be registered with the Finnish Trade Register and the new shares issued and delivered to shareholdersÂ' book-entry accounts and commencing trading on the Helsinki Stock Exchange on 13 October, 2004, at the latest.

M-real will publish the final results of the Offering on 6 October, 2004, following the approval of the primary subscription by the Board of Directors.

M-REAL CORPORATION

Corporate Communications

For additional information contact Chief Operating Officer Hannu Anttila +358 10 4694 343 or Executive Vice President and CFO Juhani Pöhö +358 10 4695 283

THE INFORMATION CONTAINED HEREIN IS NOT FOR PUBLICATION OR

DISTRIBUTION IN OR INTO THE UNITED STATES. THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER OF SECURITIES FOR SALE IN THE UNITED STATES OR TO OR FOR THE ACCOUNT OR BENEFIT OF U.S. PERSONS, NOR MAY THE SECURITIES BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN EXEMPTION FROM REGISTRATION AS PROVIDED IN THE U.S. SECURITIES ACT OF 1933, AS AMENDED, AND THE RULES AND REGULATIONS THEREUNDER AND APPLICABLE STATE LAWS. THERE IS NO INTENTION TO REGISTER ANY PORTION OF THE OFFERING IN THE UNITED STATES OR TO CONDUCT A PUBLIC OFFERING OF SECURITIES IN THE UNITED STATES.

THE INFORMATION CONTAINED HEREIN SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY, NOR SHALL THERE BE ANY SALE OF THE SECURITIES REFERRED TO HEREIN IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION, EXEMPTION OF REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION.

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M-real Corporation Stock Exchange Announcement 1.10.2004 at 10 a.m.

M-real Corporation's financial reporting in 2005
M-real Corporation will publish the following financial reports in 2005:

Friday 4 February
Financial Results for year 2004

Thursday 28 April
Interim Report January-March 2005

Friday 29 July
Interim Report January-June 2005

Friday 28 October
Interim Report January-September 2005

Corporate Communications

M-REAL CORPORATION

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m-real

AT A GLANCE
CORPORATE GOVERNANCE
AT YOUR SERVICE
ENVIRONMENT
INVESTOR RELATIONS
PRESS CLUB
M-real in brief
Press releases
Press cases
Sponsorships
Magazines
Publications
Presentations
Corporate management
Financial information
Image bank
Glossary
Ask us
JOIN OUR TEAM
LOCATIONS
CONTACTS

Press releases

M-real Corporation Stock Exchange Bulletin 1.10.2004 at 9.00 a.m

The sales of Price & Pierce to Gould Paper finalised
M-real and Gould Paper have yesterday closed the final agreements with regard to sale and purchase of Price & Pierce trading house. The Letter of Intent was signed in August.

The sale of Price & Pierce is part of M-real's action plan to divest its non-core assets. The transaction has no material financial impact to M-real.

M-REAL CORPORATION

Corporate Communications

For additional information contact Executive Vice President and CFO Juhani Pöhö, tel. +358 10 469 5283

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EXCHANGE NOTICE 367/2004, 30 September 2004 SHARES

NEW SHARES OF M-REAL OYJ

A maximum of 149 166 187 new shares (MRLBVN0104) of M-real Oyj will be traded on the Helsinki Exchanges as of 4 October 2004.

Identifiers:	
Trading code:	MRLBVN0104
ISIN code:	FI0009012868
Orderbook id:	27107
Round lot:	500
Amount:	149 166 187
Trading starts:	4 October 2004

HELSINKI STOCK EXCHANGE
Janne Seppänen
Vice President Surveillance Finland

m-real

Press releases

M-real Corporation Stock Exchange Announcement 16.9.2004 at 3.30 p.m.

Holdings of FMR Corp. in M-real Corporation above 5 %
According to the information received by M-real Corporation, the holdings of FMR Corp. and its direct and indirect subsidiaries have increased above 5 % of the total share capital of M-real.

As of September 8, 2004 FMR Corp. and its direct and indirect subsidiaries own a total of 9,258,367 M-real B series shares. The holdings of FMR Corp. correspond to 5,2 % of the share capital and to 1 % of the total voting rights of M-real.

M-REAL CORPORATION

Corporate Communications

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN AUSTRALIA, CANADA, FRANCE, THE HONG KONG SPECIAL ADMINISTRATIVE REGION OF THE PEOPLE'S REPUBLIC OF CHINA, JAPAN, SPAIN OR THE UNITED STATES OF AMERICA

M-real Corporation Stock Exchange Annoucement 13.9.2004 at 4.30 p.m.

OFFERING MEMORANDUM ON M-REAL RIGHTS OFFERING AVAILABLE
M-real´s Rights Offering Memorandum has been published today. M-real announced the terms and conditions of the offering on 7 September, 2004. The subscription period will commence on 15 September, 2004 and will expire on 1 October, 2004.

The Offering Memorandum in Finnish can be obtained from M-real website at www.m-real.com/anti. The Offering Memorandum in Finnish will also be available at asset management branches of Nordea Bank Finland Plc and at Helsinki Stock Exchange service point, OMX way (address Fabianinkatu 14, Helsinki) from 15 September, 2004 onwards.

Inquires for the Offering Memorandum in English should be addressed to the Equity Sydicate desk at Citigroup Global Markets Limited / Equity Syndicate Desk, Citigroup Centre, Canada Square, London, E14 5LB, puh. +44 20 7986 4000 tai Nordea / Equity Capital Markets, Christiansbro, Strandgade 3, PO Box 850, 0900 Copenhagen C, Denmark, puh. +45 3333 5946.

M-REAL CORPORATION

Corporate Communications

THE INFORMATION CONTAINED HEREIN IS NOT FOR PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES. THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER OF SECURITIES FOR SALE IN THE UNITED STATES OR TO OR FOR THE ACCOUNT OR BENEFIT OF U.S. PERSONS, NOR MAY THE SECURITIES BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN EXEMPTION FROM REGISTRATION AS PROVIDED IN THE U.S. SECURITIES ACT OF 1933, AS AMENDED, AND THE RULES AND REGULATIONS THEREUNDER AND APPLICABLE STATE LAWS. THERE IS NO INTENTION TO REGISTER ANY PORTION OF THE OFFERING IN THE UNITED STATES OR TO CONDUCT A PUBLIC OFFERING OF SECURITIES IN THE UNITED STATES.

THE INFORMATION CONTAINED HEREIN SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY, NOR SHALL THERE BE ANY SALE OF THE SECURITIES REFERRED TO HEREIN IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION, EXEMPTION OF REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION.

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EXCHANGE NOTICE 335/2004, 13 September 2004 SHARES

M-REAL CORPORATION'S SUBSCRIPTION RIGHT

The subscription right of the new issue of M-real Corporation will be traded on the Main List as of 15 September 2004. Six subscription rights will entitle to purchase five new B shares for the price 3,00 EUR/share.

Indentifiers of the subscription right of M-real Corporation:

Tradin code:	MRLBVU0104
ISIN-code:	FI0009502819
Round lot:	500
Subscription period:	15 September-1 October 2004
Trading starts:	15 September 2004
Last trading day:	24 September 2004

HELSINKI STOCK EXCHANGE
Janne Seppänen
Vice President Surveillance Finland
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EXCHANGE NOTICE 328/2004, 7 September 2004 SHARES

CORRECTION:
M-REAL CORPORATION: SUBSCRIPTION RIGHT OF THE NEW ISSUE

The A and B shares of M-real Corporation are traded ex-subscription rights as of 8 September 2004.

There will be no After Market Trading II with the shares of M-real Corporation on Wednesday morning 8 September 2004.

Trading code:	MRLAV
ISIN code:	FI0009000640
Subscription ratio:	6A:5B
Subscription price:	3,0 EUR/share
Subscription period:	15 September - 1 October 2004
Ex-date:	8 September 2004
Record date:	10 September 2004

Trading code:	MRLBV
ISIN code:	FI0009000665
Subscription ratio:	6B:5B
Subscription price:	3,0 EUR/share
Subscription period:	15 September - 1 October 2004
Ex-date:	8 September 2004
Record date:	10 September 2004

HELSINKI STOCK EXCHANGE
Janne Seppänen
Vice President Surveillance Finland
0

EXCHANGE NOTICE 327/2004, 7 September 2004 SHARES

M-REAL CORPORATION: SUBSCRIPTION RIGHT OF THE NEW ISSUE

The B shares of M-real Corporation are traded ex-subscription rights as of 8 September 2004.

There will be no After Market Trading II with the shares of M-real Corporation on Wednesday morning 8 September 2004.

Trading code:	MRLBV
ISIN code:	FI0009000665
Subscription ratio:	6:5
Subscription price:	3,0 EUR/share
Subscription period:	15 September - 1 October 2004
Ex-date:	8 September 2004
Record date:	10 September 2004

HELSINKI STOCK EXCHANGE
Janne Seppänen
Vice President Surveillance Finland
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NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN AUSTRALIA, CANADA, FRANCE, THE HONG KONG SPECIAL ADMINISTRATIVE REGION OF THE PEOPLE'S REPUBLIC OF CHINA, JAPAN, SPAIN OR THE UNITED STATES OF AMERICA.

M-real Corporation Stock Exchange Bulletin 7 September 2004 at 11 a.m.

M-REAL ANNOUNCES TERMS FOR ITS 447.5 MILLION RIGHTS OFFERING

The Board of Directors of M-real today decided to launch a rights offering amounting to EUR 447,498,561 (the "Offeringö) based on the authorization granted by the Extraordinary General Meeting on September 6, 2004. M-real will offer a maximum of 149,166,187 new Series B shares in accordance with shareholders' pre-emptive subscription rights, corresponding to a maximum of EUR 253,582,517.90 increase in the share capital. The shares to be issued in the Offering represent a maximum of approximately 83.33 percent of the total shares and a maximum of approximately 17.16 percent of the voting rights of the Company prior to the Offering.

The share subscription period will commence on September 15, 2004 and expire on October 1, 2004. The subscription price is EUR 3.00 per share. Each shareholder of M-real is entitled to subscribe for five (5) new Series B shares for every six (6) Series A and/or B shares held on the record date, September 10, 2004. The primary subscription rights are expected to trade on the Helsinki Exchanges from September 15, 2004 through September 24, 2004.
The Offering is fully underwritten. The Company's principal shareholder Metsäliitto, owning 38.5% of the Company's share capital, has committed to exercise all of its subscription rights in the Offering. Citigroup and Nordea Corporate Finance will act as the global coordinators of the Offering and have agreed, subject to certain customary conditions, to subscribe or procure subscribers for any shares left unsubscribed (excluding Metsäliitto's portion).
After the increase of the share capital represented by the new shares has been registered with the Trade Register, the new shares will entitle their holder to the full amount of any per share dividend declared by the Company and to the other rights in the Company conferred by the shares.

M-real intends to use the net proceeds of the Offering to reduce indebtedness.
Hannu Anttila, Senior Executive Vice president and designate President and CEO (effective January 1, 2005), said: "The Offering is intended to improve our financial flexibility and to support the implementation of our revised business strategy. Irrespective of the timing and strength of the cyclical recovery, this Offering should allow M-real not only to actively defend but also to enhance its competitive position in the industry and to strengthen its credit profile.ö

M-REAL CORPORATION

Board of Directors

For additional information contact Chief Operating Officer Hannu Anttila +358 10 4694 343, +358 50 2398 or Executive Vice President and CFO Juhani Pöhö +358 10 4695 283, +358 50 598 7607

Enclosure: Terms and Conditions of the Offering

TERMS AND CONDITIONS OF THE OFFERING

On September 6, 2004, the Extraordinary General Meeting of M-real Corporation (the "Companyö) resolved to authorize the Company's Board of Directors to decide on an increase of the share capital of the Company by a maximum of EUR 450,500,000 through a new issue based on pre-emptive subscription rights of shareholders by issuing a maximum of 265,000,000 new Series B shares with a nominal value of EUR 1.70 per share (the "Sharesö).

On September 7, 2004, the Board of Directors of the Company resolved, based on the authorization of the Extraordinary General Meeting, to increase the Company's share capital by a maximum of EUR 253,582,517.90 through a new issue based on pre-emptive subscription rights of shareholders by issuing a maximum of 149,166,187 Shares as set forth in the terms and conditions contained herein (the "Offeringö). As a result of the Offering, the share capital of the Company may increase from EUR 304,299,022.50 to a maximum of EUR 557,881,540.40, and the total number of the Company's shares accordingly from 178,999,425 shares to a maximum of 328,165,612 shares, so that the number of Series B shares may increase from 142,658,875 Series B shares to a maximum of 291,825,062 Series B shares. The Shares to be issued in the Offering represent a maximum of approximately 83.33 percent of the total shares and a maximum of approximately 17.16 percent of voting rights of the Company prior to the Offering.

Right to Subscribe and Share Subscription Price

Primary Pre-emptive Subscription Right

The Shares will be offered for subscription to the shareholders of the Company in proportion to their shareholding of Series A and/or B shares.

A shareholder who is registered in the Company's shareholders' register maintained by the Finnish Central Securities Depositary Ltd. on the record date of September 10, 2004 (the "Record Dateö), will receive one (1) freely transferable subscription right (each, a "Primary Subscription Rightö) as a book-entry for every Series A and/or every Series B share owned on the Record Date. A shareholder, or a person or an entity to whom such shareholder's Primary Subscription Rights have been transferred, is entitled to subscribe for five (5) new Shares for every six (6) Primary Subscription Rights at a subscription price of EUR 3.00 per Share (the "Subscription Priceö) (the "Primary Subscriptionö). No fractions of Shares will be allotted.

Secondary Pre-emptive Subscription Right

A shareholder who has been registered in the Company's shareholders' register on the Record Date and who exercises all or part of its Primary Subscription Rights, may, pursuant to the secondary pre-emptive subscription right (the "Secondary Subscription Rightö), subscribe for any Shares left unsubscribed for in the Primary Subscription at the Subscription Price (the "Secondary Subscriptionö). The right to participate in the Secondary Subscription cannot be transferred.

Subscription Right of the Parties Determined by the Board of Directors, Subscription Undertakings

The Shares not subscribed for pursuant to the Primary Subscription Rights and Secondary Subscription Right can be offered to parties determined by the Board of Directors of the Company, which parties shall subscribe for Shares on October 6, 2004, at the latest.

The underwriters of the Offering, Citigroup Global Markets Limited and Nordea Corporate Finance, have severally agreed, subject to certain customary conditions, to subscribe or to procure subscribers for any remaining Shares that have not been subscribed for pursuant to the Primary Subscription Rights and the Secondary Subscription Right, excluding the Shares that Metsäliitto Cooperative has committed to subscribe for pursuant to its Primary Subscription Rights. The Shares will be offered to the underwriters at the Subscription Price. Metsäliitto Cooperative has undertaken to exercise all of its Primary Subscription Rights to subscribe for Shares in the Offering.

Subscription Period and Places of Subscription

The subscription period will commence on September 15, 2004, and expire at 6:00 p.m. Finnish time on October 1, 2004. The subscription places will accept subscription assignments during their normal business hours.

Subscriptions can be made at the asset management branches of Nordea Bank Finland Plc, the offices of Nordea Private Banking, the Nordea Private Wealth Management units as well as Nordea Customer Service based upon the Solo codes, tel. +358 200 3000 (Finnish) and tel. +358 200 5000 (Swedish).

In addition, subscriptions may be submitted to the account operators and custodians who have an agreement with Nordea Bank Finland Plc on the routing of subscriptions.

Account operators and custodians may impose a deadline for subscription that is earlier than the expiration of the subscription period.

Exercise of Pre-emptive Subscription Rights

Primary Subscription

A shareholder may participate in the Primary Subscription by subscribing for Shares pursuant to the Primary Subscription Rights registered on his or her book-entry account and by paying the Subscription Price. In order to participate in the Offering, a shareholder must submit a subscription assignment in accordance with the instructions given by his or her own custodian or account operator. Other investors participating in the Offering, such as holders of the Primary Subscription Rights purchased through the Helsinki Exchanges, must submit their subscription assignments to their own custodian or account operator.

Shareholders and other investors participating in the Offering whose shares or Primary Subscription Rights are held through a nominee (or other custodian) must submit their subscription assignments in accordance with the instructions given by their custodial nominee

account holders.

Any exercise of the Primary Subscription Rights is irrevocable and may not be modified or cancelled.

Any Primary Subscription Rights remaining unexercised at the end of the subscription period on October 1, 2004, will expire without any compensation.

Secondary Subscription

A shareholder also wishing to subscribe for Shares in the Secondary Subscription must state, when exercising Primary Subscription Rights, the number of Shares he or she commits to subscribe for in the Secondary Subscription. A subscriber is required to exercise some, but not all, of its Primary Subscription Rights in order to be entitled to participate in the Secondary Subscription.

Any subscription commitment submitted in the Secondary Subscription is irrevocable and may not be modified or cancelled.

Any Secondary Subscription Right remaining unexercised at the end of the subscription period on October 1, 2004, will expire without any compensation.

Public Trading of the Primary Subscription Rights

The Primary Subscription Rights will be publicly traded on the Helsinki Exchanges from 10:00 a.m., Finnish time, on September 15, 2004 until 7:30 p.m., Finnish time, on September 24, 2004.

Payment for the Subscriptions and Subscription Commitments

The Subscription Price of the Shares subscribed for in the Primary Subscription and the subscription payment for the Shares subscribed for in the Secondary Subscription shall be paid in full at the time of submitting the subscription assignment in accordance with the instructions given by the subscription place or the relevant custodian or account operator.

Approval of the Subscriptions and Procedure in the Event of Oversubscription of the Secondary Subscription

The Board of Directors of the Company will approve all subscriptions pursuant to the Primary Subscription Rights made in accordance with the terms and conditions of the Offering and applicable laws and regulations.

In the event the Secondary Subscription is not oversubscribed, the Board of Directors of the Company will approve all subscriptions pursuant to the Secondary Subscription Right made in accordance with the terms and conditions of the Offering and applicable laws and regulations.

In the event the subscription commitments submitted in the Secondary Subscription exceed the number of Shares available for subscription in the Secondary Subscription ("Oversubscriptionö), subscription commitments will be approved in proportion to the shareholdings of the subscribers as of the Record Date up to the maximum number of Shares stated in the subscription commitment submitted by such subscriber. The number of Shares to which the shareholder is entitled

will be rounded to whole Shares in a manner to be determined by the Board of Directors of the Company. Several subscription commitments submitted by one shareholder will be combined before the allocation of Shares to form one subscription commitment.

Refund of Subscription Payments (Secondary Subscription)

Any subscription payment made in connection with a subscription commitment in the Secondary Subscription will be refunded to the shareholder's bank account indicated in the subscription assignment on or around October 14, 2004, to the extent such subscription commitment is not approved. No interest is payable on the refunded subscription payments.

1.1 Registration of the New Shares to the Book-entry Accounts
The Shares issued in the Offering will be recorded into book-entry accounts as follows:

Shares that are subscribed for in the Primary Subscription will be recorded on the subscriber's book-entry account after the registration of the subscription as interim shares representing the Shares. The interim shares will be combined with the Company's existing class of Series B shares when the increase of the share capital has been registered with the Trade Register. Such combination is expected to occur on or around October 7, 2004.

Shares that are subscribed for in the Secondary Subscription will be recorded on the subscriber's book-entry account as the same class of shares as the Company's existing class of Series B shares as soon as practically possible after the subscription commitments submitted in the Secondary Subscription have been approved and the increase in the share capital has been registered with the Trade Register. If there is no Oversubscription, this is expected to take place on October 7, 2004, and, in case of Oversubscription, this is expected to take place on October 13, 2004, at the latest.

Shareholder Rights

The new Shares will entitle their holder to full dividends declared by the Company and the other rights in the Company conferred by the Shares after the increase in the share capital of the Company represented by the new Shares has been registered with the Trade Register.

Information

The documents referred to in Chapter 4, Section 7, Subparagraph 1 of the Finnish Companies Act, are available for review at the head office of the Company, Revontulentie 6, FIN-02100 Espoo, Finland.

Other Issues

Other issues and practical matters relating to the increase of share capital and the Offering will be resolved by the Board of Directors of the Company.

THE INFORMATION CONTAINED HEREIN IS NOT FOR PUBLICATION OR

DISTRIBUTION IN OR INTO THE UNITED STATES. THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER OF SECURITIES FOR SALE IN THE UNITED STATES OR TO OR FOR THE ACCOUNT OR BENEFIT OF U.S. PERSONS, NOR MAY THE SECURITIES BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN EXEMPTION FROM REGISTRATION AS PROVIDED IN THE U.S. SECURITIES ACT OF 1933, AS AMENDED, AND THE RULES AND REGULATIONS THEREUNDER AND APPLICABLE STATE LAWS. THERE IS NO INTENTION TO REGISTER ANY PORTION OF THE OFFERING IN THE UNITED STATES OR TO CONDUCT A PUBLIC OFFERING OF SECURITIES IN THE UNITED STATES.

THE INFORMATION CONTAINED HEREIN SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY, NOR SHALL THERE BE ANY SALE OF THE SECURITIES REFERRED TO HEREIN IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION, EXEMPTION OF REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION.

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m·real

Press releases

M-real Corporation Stock Exchange Bulletin 7.9.2004 at 12.30 p.m.

Hannu Anttila comments the profitability of M-real
Chief Operating Officer Hannu Anttila commented on M-real's profitability in the company's Extraordinary General Meeting of 6 September, 2004.

According to the comment, M-real's result will remain in the red this year, but will possibly turn to profit in 2005, provided the demand for paper will continue to revive, the announced paper price increases will go through, the savings and efficiency improvement programme will succeed and the rights offering will be implemented as planned.

M-REAL CORPORATION

Corporate Communications

For additional information, contact Hannu Anttila, M-real's Chief Operating Officer and President and CEO as from 1 January, tel. +358 10 4694 343, +358 50 2398 mobile

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN AUSTRALIA, CANADA, FRANCE, THE HONG KONG SPECIAL ADMINISTRATIVE REGION OF THE PEOPLE'S REPUBLIC OF CHINA, JAPAN, SPAIN OR THE UNITED STATES OF AMERICA.

M-real Corporation Stock Exchange Bulletin 6.9.2004 at 1.30 p.m.

M-REAL EGM AUTHORIZES THE BOARD TO DECIDE ON RIGHTS OFFERING

The Extraordinary General Meeting of M-real Corporation today resolved to authorize the Board of Directors to decide on the increase of the Company's share capital by issuing no more than 265,000,000 new Series B Shares so that the share capital may be increased by no more than EUR 450,500,000.

The Board of Directors has been authorized to decide on the subscription price and other terms and conditions of the rights offering. The authorization does not entitle the Board of Directors to deviate from the shareholders' pre-emptive subscription rights and it is valid until the next Annual General Meeting.

The Extraordinary General Meeting of M-real has resolved today, September 6, 2004, to increase the minimum amount of the share capital to EUR 255,000,000 and maximum amount of share capital to EUR 1,020,000,000, and to increase the minimum number of Series B shares to 125,000,000 shares and the maximum number of Series B shares to 500,000,000 shares, and to amend the Article 4 and the Article 6 of the Articles of Association respectively.

It is expected that the Board of Directors of M-real will decide on the terms and conditions of the rights offering on September 7, 2004.

M-REAL CORPORATION

Corporate Communications

For additional information contact Chief Operating Officer Hannu Anttila +358 10 4694 343 or Executive Vice President and CFO Juhani Pöhö +358 10 4695 283

THE INFORMATION CONTAINED HEREIN IS NOT FOR PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES. THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER OF SECURITIES FOR SALE IN THE UNITED STATES OR TO OR FOR THE ACCOUNT OR BENEFIT OF U.S. PERSONS, NOR MAY THE SECURITIES BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN EXEMPTION FROM REGISTRATION AS PROVIDED IN THE U.S. SECURITIES ACT OF 1933, AS AMENDED, AND THE RULES AND REGULATIONS THEREUNDER AND APPLICABLE STATE LAWS. THERE IS NO INTENTION TO REGISTER ANY PORTION OF THE OFFERING IN THE UNITED STATES OR TO CONDUCT A PUBLIC OFFERING OF SECURITIES IN THE UNITED STATES.

THE INFORMATION CONTAINED HEREIN SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY, NOR SHALL THERE BE ANY SALE OF THE SECURITIES REFERRED TO HEREIN IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION, EXEMPTION OF REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION.

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M-real Corporation Stock Exchange Announcement 6.9.2004 at 3 p.m.

M-real appoints Seppo Puotinen Executive Vice President of Corporate Strategy & Sales Services

Mr **Seppo Puotinen** has been appointed Executive Vice President of Corporate Strategy & Sales Services, M-real Corporation, effective 1.1.2005 at the latest. Puotinen will report to Hannu Anttila, Senior Executive Vice President and COO (President & CEO as of 1 January 2005) and be a member of the Corporate Executive Board.

M-REAL CORPORATION

Corporate Communications

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NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN AUSTRALIA, CANADA, THE HONG KONG SPECIAL ADMINISTRATIVE REGION OF THE PEOPLE'S REPUBLIC OF CHINA, JAPAN, SPAIN OR THE UNITED STATES OF AMERICA.

M-real Corporation Stock Exchange Bulletin 18.8.2004 at 3.00 p.m.

M-REAL ADOPTS REVISED STRATEGY AND TAKES ACTION TO STRENGTHEN BALANCE SHEET

- M-real's core businesses are Consumer Packaging, Publishing, Commercial Printing and Office Papers
- New business and management structure aligning the organization with its core businesses aims for internal efficiency and increased profit responsibility
- Investments to be targeted on improving cost-competitiveness of core businesses and on product quality; structural investments will focus on growth areas of Consumer Packaging, Publishing and Commercial Printing
- Divestiture of forest assets is expected to be finalized by the end of the year. Options regarding selected non-core assets are being evaluated
- Balance sheet effects of adopting IFRS accounting standards have been estimated
- M-real intends to raise approximately €450 million in equity capital through an underwritten rights offering. M-real's principal shareholder, Metsäliitto Cooperative, has committed to subscribe for its pro rata share of the new shares
- Revised targets set for return on capital employed at a minimum of 10% on average over the business cycle, and gearing ratio not to exceed 100%

M-real announces today a program of strategic initiatives to refine its business focus, improve its operational efficiency and strengthen its balance sheet. Hannu Anttila, Senior Executive Vice President and designate President and CEO (effective January 1, 2005), said "Over the last few months we have conducted a thorough review of M-real's strategy and operations. The review has confirmed that Consumer Packaging, Publishing, Commercial Printing and Office Papers are M-real's core businesses. The initiatives announced today, together with the previously announced cost reduction and profitability improvement programs, will assist in strengthening the Company's position as one of the leading European paper and board companies. These measures are designed to give us the financial flexibility to benefit from improving fundamentals in the paper and board industry.ö

INITIATIVES TO STRENGTHEN STRATEGIC FOCUS

Revised Business Strategy

M-real's core businesses are Consumer Packaging, Publishing, Commercial Printing and Office Papers. As part of its revised strategy, the Company intends to prioritize major development investments on high-quality packaging and graphics products which management has identified as the most attractive future growth areas for M-real. The Company seeks to increase the competitiveness of existing operations by improving product quality and increasing production efficiency. Although not expected to be a major investment focus in the near-term, Office Papers will remain a core product area supporting M-real's other businesses and its overall strategy.

The Company remains committed to its business relationship with Map

Merchant Group, but it will evaluate opportunities to further develop its merchanting business. This may take place through participation in the consolidation of the business area or through other measures, not excluding solutions which would dilute the Company's ownership position to below 50%.

M-real's revised target for return on capital employed has been set at a minimum of 10% on average over the business cycle and its revised target gearing ratio is not to exceed 100%. Total investments (including acquisitions, if any) will be approximately equal to depreciation in 2005 and 2006, assuming a cyclical recovery.

Revised Operational and Management Structure

The goal of the revised operating and management structure is to realign production with sales and marketing within each core business.

The business area heads will be responsible for the operations of their respective business areas including sales, marketing and production and will be accountable for strategy, profitability and return on capital employed of the business areas.

The business area heads will be members of the Corporate Executive Board. The Corporate Executive Board will approve the business area strategies and review any strategic investment requests with the objective of achieving the Company's financial targets.

The business area heads will be responsible for executing the agreed strategy and generating the required returns. They will be supported by centralized corporate functions. The business area heads will be remunerated, in part, based on the operating performance of their respective business areas and on the Company's performance overall.

The new organizational structure will take effect on September 1, 2004.

Divestiture of Forest Assets

The Company is in the process of divesting its 95% holding in Forestia Oy and expects to finalise the process by the end of the year. Forestia Oy has been independently valued at €172 million.

Reviewing Options Regarding Non-Core Assets

During the past three years, the Company has divested certain assets including, most recently, Metsä Tissue. In order to reduce its high indebtedness, the Company has further identified certain other non-core assets, which it may divest as and when appropriate. Also the Company will evaluate its strategic options concerning its three carton plants and the Savon Sellu mill.

COST REDUCTIONS AND PROFITABILITY IMPROVEMENTS

The Company has completed the 2001-2003 cost reduction and efficiency improvement program. Of the targeted annual €295 million cost reductions and efficiency improvements, €205 million in annualised cost reductions were achieved by the second quarter of 2004 and €50 million in efficiency improvements have been implemented but require operating rates in excess of 90% in order for the benefits to be realized. €40 million of the expected cost reductions were not

achieved.

The Company is confident it will achieve approximately €30 million of cost reductions under the new program in 2004, and believes it will be able to implement the remaining €170 million by the end of 2006.

ADOPTION OF IFRS ACCOUNTING RULES

From January 1, 2005, M-real is required to convert from Finnish Accounting Standards ("FASö) to International Financial Reporting Standards ("IFRSö). The Company is required to prepare its opening IFRS balance sheet as of January 1, 2004. Based on preliminary investigations, the conversion in accounting standards is estimated to have the following significant effect on the Company's consolidated financial statements prepared in accordance with FAS:

- €320 million reduction in reported shareholders' equity mainly related to pension liabilities, reversion of sale and leaseback agreements, deferred taxes, financial instruments and asset impairments
- €60 million net increase in interest-bearing indebtedness due to the reclassification of finance leases, operating leases and pension liabilities

An asset write-down of €55 million under FAS will be recordeed in the third quarter of 2004. This amount has been included in the estimated effects on the opening balance sheet of adopting IFRS and forms part of the €320 million reduction in shareholders' equity (asset impairment).

URUGUAY PULP PROJECT

As previously disclosed, the shareholders of Metsä-Botnia are considering investing approximately $1 billion in a pulp project in Uruguay. This project would provide the shareholders of Metsä-Botnia with an additional pulp capacity of one million tons per annum and the mill is expected to be one of the lowest-cost pulp production assets in the industry, strategically positioning the shareholders for growth in fine paper demand. M-real is evaluating the merits of the pulp project and is committed to maintaining its pulp self sufficiency within the limits of its financial targets.

INITIATIVES TO STRENGTHEN BALANCE SHEET

Background to the Rights Offering

In the late 1990s, most leading producers within the forest products industry recognized that significant growth could not be achieved organically without causing severe disruptions in the balance of supply and demand. From the second half of the 1990s, the industry experienced a period of rapid consolidation and many industry transforming transactions were completed in 2000 and early 2001, which subsequently proved to be the peak of the last economic and industry cycle. M-real was an active participant in the consolidation of the industry, as evidenced by its increased market shares in its core businesses through the acquisitions of Modo Paper and Zanders.

Many leading paper producers entered the recent period of global economic decline with financially leveraged balance sheets. Financial leverage and a protracted cyclical downturn created a challenging operating environment for producers. For European producers, this

challenging environment has been exacerbated by the recent strength of the euro relative to the U.S. dollar. As a result, M-real's operating performance declined as part of this general trend and it has not reduced its financial gearing as quickly as anticipated.

M-real has responded by introducing two cost reduction programs, divesting assets and adopting a revised business strategy to focus on further improving operational efficiency.

The Rights Offering

M-real intends to raise approximately €450 million in equity capital through an underwritten rights offering based on the pre-emptive subscription right of its shareholders (the "Offeringö). The Company intends to use the proceeds of the Offering to reduce outstanding indebtedness.

The Company's principal shareholder, Metsäliitto Cooperative, which owns 38.5% of the Company's share capital, has committed to subscribe for its pro rata portion of the new shares to be issued in the Offering.

Citigroup and Nordea Corporate Finance have agreed to underwrite all of the new shares not associated with Metsäliitto's subscription rights, subject to customary conditions and with final determination of the price and other terms of the Offering to be finalized subsequent to the shareholders' authorization.

Rationale for the Offering

As the timing and strength of the expected cyclical recovery remains uncertain, as the conversion to IFRS will result in the reduction of shareholders' equity and as management's current expectation is that the Company will report a pre-tax loss excluding extraordinary items for the financial year 2004, the Company believes that it is prudent and in the best interest of its shareholders to pursue the Offering. The Offering is intended to improve the Company's balance sheet strength, increase financial flexibility and facilitate the implementation of M-real's revised strategy. As of June 30, 2004, the Company's gearing ratio will improve from 113% to 78%, pro forma for the Offering, and to 91%, pro forma for the Offering and the estimated effects of the adoption of IFRS.

Refinancing Plan

Subsequent to the Offering, M-real intends to replace the €700 million revolving credit facility maturing in 2005 with a new revolving credit facility of approximately €500 million in size. In addition, the Company is considering accessing the debt capital markets to extend its debt maturity profile, provided market conditions allow and terms are acceptable.

Dividend Policy

M-real has redefined its dividend policy. M-real's dividend policy is stable and rewarding to shareholders, and aims at paying a dividend of at least 1/3 of the Company's earnings per share on average across the business cycle, nonetheless taking into account its gearing target.

Hannu Anttila, Senior Executive Vice President and designate

President and CEO as of January 1, 2005 said, "We believe the strategic and operational changes announced today position M-real to take advantage of recovering demand for paper and board. These changes, combined with the cost reduction program instituted earlier this year and our announced rights offering and refinancing plan, are designed to provide M-real the platform from which to continue to develop the Company towards the strategic goals of strengthening our position as a leading producer and supplier of paper, paperboard and packaging solutions in Europe and as the preferred supplier of high quality products for our customers.ö

M-REAL CORPORATION

Board of Directors

M-real organises an international conference call at 17.30 Finnish time (15.30 UK time).
If you wish to participate in the conference call please dial call-in number +44 (0) 20 7162 0181. Replay number is +44 (0) 20 8288 4459 and access code 609142.

Further information:
Hannu Anttila, President and CEO as of 1 January 2005, tel. + 358 10 469 4611
Juhani Pöhö, CFO, tel. +358 10 469 5283

Media contacts: Jyrki Antikainen, tel. + 358 10 469 4940, mobile +358 50 357 4292
IR contacts: Antti Nummi, tel. +358 10 469 4432, mobile +358 50 598 9629

THE INFORMATION CONTAINED HEREIN IS NOT FOR PUBLICATION OR DISTRIBUTION INTO THE UNITED STATES. THE MATERIAL SET FORTH HEREIN IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT INTENDED, AND SHOULD NOT BE CONSTRUED, AS AN OFFER OF SECURITIES FOR SALE INTO THE UNITED STATES. THE SECURITIES OF THE COMPANY DESCRIBED HEREIN HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED, OR THE LAWS OF ANY STATE, AND MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES, EXCEPT PURSUANT TO AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND APPLICABLE STATE LAWS. THERE IS NO INTENTION TO REGISTER ANY PORTION OF THE OFFERING IN THE UNITED STATES OR TO CONDUCT A PUBLIC OFFERING OF SECURITIES IN THE UNITED STATES.
THE INFORMATION CONTAINED HEREIN SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY, NOR SHALL THERE BE ANY SALE OF THE SECURITIES REFERRED TO HEREIN, IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION, EXEMPTION FROM REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAW OF ANY SUCH JURISDICTION.

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M-real Corporation Stock Exchange Bulletin 18.8.2004 at 3.00 p.m.

M-REAL MAKES WRITE-DOWNS ON FIXED ASSETS

M-real has assessed the book values and estimated current values of the fixed assets on its balance sheet. As a result of this process, M-real has decided to make write-downs on fixed assets related to Savon Sellu and Specialty Papers business. The write-downs amount to EUR 55 million, and will be recorded in third quarter of 2004.

These write-downs will have a negative effect on the Company's third quarter results.

M-REAL CORPORATION

Board of Directors

Further information:
Hannu Anttila, President and CEO (as of 1 January 2005), tel. + 358 10 469 4611
Juhani Pöhö, CFO, tel. +358 10 469 5283

Media contacts: Jyrki Antikainen, tel. + 358 10 469 4940, mobile +358 50 357 4292
IR contacts: Antti Nummi, tel.+358 10 469 4432, mobile +358 50 598 9629

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M-real Corporation Stock Exchange Bulletin 18.8.2004 at 3.00 p.m.

PRELIMINARY SUMMARY OF THE EFFECTS OF ADOPTING IFRS ON M-REAL'S BALANCE SHEET

From January 1, 2005, M-real is required to convert from Finnish Accounting Standards ("FASö) to International Financial Reporting Standards ("IFRSö) in its financial reporting. The transition date is January 1, 2004 and on that date the Company is required to prepare its opening IFRS balance sheet. Based on preliminary investigations, the conversion in accounting standards is estimated to have a considerable effect on the Company's consolidated shareholders' equity compared to the financial statement prepared in accordance with FAS.

M-real will publish an announcement regarding the effects of the implementation of IFRS on the Company's financial reporting as well as a reconciliation between the Company's financial statements for the fiscal year 2004 prepared according to FAS and the same financial statements prepared according to IFRS. This announcement will be released during the first quarter of 2005.

In the following summary, the significant estimated effects of the adoption of IFRS on the opening balance sheet are explained.

I EFFECTS ON SHAREHOLDERS´ EQUITY

1. Accounting of retirement benefits (pensions)

Under FAS, pension expenses and obligations are recorded and included in the consolidated financial statements in accordance with local accounting practices in the countries in which employees are provided with pension benefits. IFRS requires that pension plans are classified as either defined contribution plans or defined benefit plans. In the case of the latter, the plans' assets and obligations are calculated using actuarial methods and the difference between them should be recorded in the company's opening IFRS balance sheet as an asset or a liability. M-real estimates that certain subsidiaries outside Finland have pension liabilities amounting to a total of Eur 101 million (net of deferred tax assets), which must be recognised in the Company's opening IFRS balance sheet. This recognition has a corresponding negative effect on shareholders´ equity. In addition, according to current estimates, the disability element of the Company's Finnish pension plan (TEL) will be calculated as a defined benefit plan under IFRS (under FAS it has been calculated as a defined contribution plan). This will result in an estimated additional Eur 40 million pension liability in the Company's balance sheet (net of deferred tax assets).

2. Revaluations and fair valuations of M-real's forest holdings

Under FAS, the Company's forest holdings are recorded at acquisition cost, added with revaluations. IFRS requires the recording of biological assets (e.g. living trees) at their fair value. Accordingly, the current carrying value (including revaluations) is required to be reversed and replaced with the fair value. M-real estimates that the carrying value of its forest holdings was equal to fair value as at January 1, 2004.

3. Deferred tax liabilities and assets

Finnish accounting practice allows alternative methods in recognition of income tax assets and liabilities. According to the method applied by M-real, deferred taxes have not been recorded on all temporary differences between the Company's financial statements and tax bases of assets and liabilities. The most significant difference between M-real's practice and IFRS is that deferred tax liability has not been recorded on the difference between the carrying value and the tax base (acquisition cost) of the forest holdings. The tax liability to be recorded on this difference is approximately Eur 40 million. The change of corporate tax rate in Finland reduces deferred tax liabilities. This is estimated to have a positive effect on equity of Eur 23 million. M-real recorded this change in its FAS accounts in the second quarter of 2004.

4. Derivative financial instruments

IFRS requires recognition of derivative financial instruments at their fair value. Hedge accounting (on accrual basis) is applicable only in situations in which derivatives (e.g. currency derivatives) are linked to a specific asset, liability or firm commitment. In addition, under IFRS, the effectiveness of hedging transactions must be verified. M-real has made a decision to discontinue the application of hedge accounting, which means that the accruals in the balance sheet as of December 31, 2003 related to derivative instruments must now be recorded as a reduction in equity. The negative effect on equity is estimated to be Eur 24 million.

5. Provisions

Under FAS, provisions for future obligations and charges are, in some situations, permissible at an earlier stage than under IFRS. In its opening IFRS balance sheet, M-real will reverse the provisions which under IFRS are not yet recognisable as of December 31, 2003. This reversion is estimated to have a positive effect on equity of Eur 20 million in the Company's opening IFRS balance sheet.

6. Impairment of assets

As a result of asset impairment tests required under IFRS, M-real has recognised certain assets which should be impaired. The total amount to be recorded as impairment of assets is estimated to be approximately Eur 115 million. This is attributable to goodwill associated with the acquisition of Modo Paper (Eur 60 million) and with the fixed assets of Savon Sellu and Speciality Papers business (Eur 55 million). The negative effect of these asset impairments on equity is estimated to be approximately Eur 110 million after deferred taxes. The impairment attributable to fixed assets will be recorded also under FAS in the third quarter of 2004.

7. Finance leases and other financial arrangements

M-real has a sale and lease back contract concerning the real estate of the Tako board mill, which the Company is required to reverse under IFRS. The reversion of capital gains recorded from this contract will reduce equity by Eur 45 million. In addition, M-real has certain agreements and arrangements which under FAS have been considered as off-balance sheet arrangements, but which under

IFRS should be included in the consolidated balance sheet. These agreements concern certain power and other plants and also finance leases related to mill equipment. The negative effect of these agreements on equity is estimated to be Eur 5 million.

8. Other items effecting shareholders´ equity

Other effects on equity resulting from the implementation of IFRS are estimated to have a positive effect of Eur 2 million. This amount is net of all other positive and negative IFRS effects.

II CHANGES TO INTEREST-BEARING NET LIABILITIES AND TO TOTAL ASSETS

Certain pension provisions, which have already been included in the consolidated balance sheet as of December 31, 2003 are recorded in interest-bearing liabilities under FAS. Under IFRS, they should be transferred into interest-free liabilities. After this change, the increase in interest-bearing net liabilities is estimated to be approximately Eur 60 million in M-real's opening IFRS balance sheet. The increase in total assets is estimated to be approximately Eur 70 million after asset impairments.

M-REAL CORPORATION

Board of Directors

Further information:
Hannu Anttila, President and CEO (as of 1 January 2005), tel. + 358 10 469 4611
Juhani Pöhö, CFO, tel. +358 10 469 5283

Media contacts: Jyrki Antikainen, tel. +358 10 469 4940, mobile +358 50 357 4292
IR contacts: Antti Nummi, tel.+358 10 469 4432, mobile +358 50 598 9629

EnclosurePreliminary estimates of the effects of IFRS implementation

Enclosure

PRELIMINARY ESTIMATES OF THE EFFECTS OF IMPLEMENTATION OF IFRS STANDARDS TO THE M-REAL´S OPENING IFRS BALANCE SHEET AS OF JANUARY 1, 2004

Assets	MEUR
Assets total as of December 31, 2003	7 106
IFRS increases	186
Amorization of goodwill and fixed assets	-115
Assets according to IFRS as of January 1, 2004	7 177
Shareholders´ equity and liabilities	
Shareholders´ equity as of December 31, 2003	2 245

Amortization of goodwill and fixed assets	-110
Other IFRS effects to the equity	-210
Shareholders´ equity according to IFRS	1 925
Minority interest	19
IFRS effects to the minority interest	10
	29
Liabilities as of December 31, 2003	4 842
IFRS increases in liabilities	381
Liabilities according to IFRS as of January 1, 2004	5 223
Shareholders´equity and liabilities according to IFRS as of January 1, 2004	7 177
Interest-bearing net liabilities as of December 31, 2003	3 109
Interest-bearing net liabilities according to IFRS 1)	3 168

1) Some pension provisions already included into the balance sheet are according to Finnish Accounting Standards included in the interest-bearing liabilities. According to IFRS they will be moved to the interest free liabilities. This reduces the interest-bearing liabilities with approximately 122 Meur.

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NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN AUSTRALIA, CANADA, THE HONG KONG SPECIAL ADMINISTRATIVE REGION OF THE PEOPLE'S REPUBLIC OF CHINA, JAPAN, SPAIN OR THE UNITED STATES OF AMERICA.

M-real Corporation Stock Exchange Bulletin 18.8.2004 at 3.00 p.m.

M-REAL ANNOUNCES A €450 MILLION RIGHTS OFFERING

- Intention to raise approximately €450 million of equity capital through an underwritten rights offering of Series B Shares
- Holders of both Series A and B Shares will receive rights to subscribe for new Series B Shares
- M-real's principal shareholder, Metsäliitto Cooperative, has committed to subscribe for its pro rata portion of the new Series B Shares
- The offering constitutes an important part of M-real's revised strategy and refinancing plan and will significantly improve balance sheet strength and financial flexibility

M-real intends to raise approximately €450 million in equity capital through an underwritten rights offering of new Series B Shares based on the pre-emptive subscription right of its shareholders (the "Offeringö). The Company intends to use the proceeds of the Offering to reduce indebtedness.

M-real announced today details of its revised strategy and refinancing plan. These initiatives will allow M-real to improve its operational efficiency, strengthen its balance sheet and position the Company to benefit from improving fundamentals in the paper and board industry. Hannu Anttila, Senior Executive Vice President and designate President and CEO (effective January 1, 2005), said "The rights offering and the refinancing plan will provide M-real the financial flexibility throughout the industry cycle to implement its strategic initiatives.ö

The Company's principal shareholder Metsäliitto, owning 38.5% of the Company's share capital, has committed to exercise all of its subscription rights in the Offering.

The Board of Directors of the Company has decided to convene an extraordinary general meeting on September 6, 2004 to seek authorization to proceed with the Offering. Soon thereafter, the Company expects to announce the exact timing and final terms of the Offering. The Offering is expected to be completed in October 2004.

Citigroup and Nordea Corporate Finance will act as the global coordinators of the Offering and have agreed to underwrite all of the new shares not covered by Metsäliitto's subscription rights, subject to customary conditions and with determination of the price and other terms of the Offering to be finalized subsequent to the extraordinary general meeting.

M-REAL CORPORATION

Board of Directors

Enclosures: I Notice to the EGM
II Board proposal to the EGM

Further information:
Hannu Anttila, President and CEO (as of 1 January 2005), tel. + 358

10 469 4611
Juhani Pöhö, CFO, tel. +358 10 469 5283

Media contacts: Jyrki Antikainen, tel. + 358 10 469 4940, mobile +358 50 357 4292
IR contacts: Antti Nummi, tel.+358 10 469 4432, mobile +358 50 598 9629

THIS ANNOUNCEMENT DOES NOT CONSTITUTE AN OFFER OF SECURITIES FOR SALE INTO THE UNITED STATES. THE SECURITIES OF THE COMPANY DESCRIBED HEREIN HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED, OR THE LAWS OF ANY STATE, AND MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES, EXCEPT PURSUANT TO AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND APPLICABLE STATE LAWS. THERE IS NO INTENTION TO REGISTER ANY PORTION OF THE OFFERING IN THE UNITED STATES OR TO CONDUCT A PUBLIC OFFERING OF SECURITIES IN THE UNITED STATES. THE INFORMATION CONTAINED HEREIN SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY, NOR SHALL THERE BE ANY SALE OF THE SECURITIES REFERRED TO HEREIN, IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION, EXEMPTION FROM REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAW OF ANY SUCH JURISDICTION.

Enclosure I:

NOTICE TO THE EXTRAORDINARY GENERAL MEETING

The shareholders of M-real Corporation are invited to an Extraordinary General Meeting of Shareholders, which will be held on Monday, September 6, 2004, at 12.30 p.m., at the M-real headquarters at Revontulentie 6, Espoo Finland.

The following matters will be on the agenda at the meeting:

1. Authorization to the Board of Directors to decide on a new issue

The Board of Directors proposes to the Extraordinary General Meeting that the Board of Directors be authorized to decide on an increase of the share capital of the Company by a maximum of EUR 450,500,000 through a new issue based on pre-emptive subscription rights of shareholders by issuing a maximum of 265,000,000 new Series B shares with a nominal value of EUR 1.70 per share. The Board of Directors shall be authorized to decide on the basis for the determination of the subscription price, the subscription price and other terms and conditions of new issue. The authorization does not entitle the Board of Directors to deviate from shareholders' pre-emptive subscription rights. It is proposed that the authorization shall be valid until the next Ordinary General Meeting. The authorization is subject to registration of the proposed amendments to the Articles of Association of the Company to the Trade Register before the Board of Directors uses the authorization.

2. Proposal of the Board of Directors for the amendment of the Article 4 of the Articles of Association regarding the minimum and maximum amount of share capital and for the amendment of the Article 6 of the Articles of Association regarding the minimum and maximum number of Series B shares

The Board of Directors proposes to the Extraordinary General Meeting of shareholders that the minimum amount of the share capital be

increased to EUR 255,000,000 and maximum amount of share capital be increased to EUR 1,020,000,000, and that the Article 4 of the Articles of Association be amended respectively.

The Board of Directors proposes to the Extraordinary General Meeting of shareholders that the minimum number of Series B shares be increased to EUR 125,000,000 shares and the maximum number of Series B shares be increased to 500,000,000 shares, and that the Article 6 of the Articles of Association be amended respectively.

Proposals of the Board of Directors

Copies of the proposals by the Board of Directors together with the attachments required under the Finnish Companies Act are available for inspection by shareholders at the head office of M-real Corporation in Espoo, Revontulentie 6, Finland, from August 30, 2004 onwards. As from this date copies of these documents will be sent to shareholders upon request.

Right to attend

A shareholder, who is registered in the shareholders' register maintained by the Finnish Central Securities Depository Ltd. (Suomen Arvopaperikeskus Oy) on August 27, 2004, has the right to attend the General Meeting of Shareholders. Shareholders, who own their shares through a nominee registration and wish to participate the General Meeting, may be temporarily registered in the shareholders' register. The registration shall be made at the latest on August 27, 2004. Such shareholders should contact their nominee registration custodians in order to arrange the temporary registration.

Shareholders, who wish to attend the General Meeting of Shareholders, must notify the Company of their participation by letter addressed to M-real Corporation, Eija Niittynen, Revontulentie 6, FIN-02100 Espoo, Finland, by telephone, +358 1046 94530, or by e-mail at eija.niittynen@m-real.com so as to be received no later than August 27, 2004 at 4 p.m. (Finnish time). Any proxy by which proxy holder wishes to exercise his/her voting right at the meeting, should be submitted in connection with the notice of attendance.

Espoo, August 18, 2004

M-real Corporation
Board of Directors

Enclosure II:

BOARD PROPOSAL TO THE EGM

1 § Authorization to the Board of Directors to decide on the new issue of shares

2 § Proposal of the Board of Directors for the amendment of the Article 4 of the Articles of Association regarding the minimum and maximum amount of share capital and for the amendment of the Article 6 of the Articles of Association regarding the minimum and maximum number of Series B shares

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M-real Corporation Stock Exchange Bulletin 18.8.2004 at 3.00 p.m.

M-REAL´S NEW ORGANISATION AND CORPORATE EXECUTIVE BOARD

M-real´s Board of Directors has approved the new organisation and the members of M-real´s Corporate Executive Board in their meeting on August 18, 2004. According to a decision of M-real's Board of Directors, Hannu Anttila will start as Chief Operating Officer (COO) of the group on September 1, 2004. He will assume the position of President and CEO on January 1, 2005. Aarre Metsävirta, Senior Executive Vice President, will continue as the deputy to the President and CEO.

M-real´s new organisation comprises four business areas and paper merchant Map Merchant Group. The business areas are Consumer Packaging, Publishing, Commercial Printing and Office Papers. The business area management is the following:

Consumer Packaging, Hannu Kottonen, Executive Vice President
Publishing, Aarre Metsävirta, Senior Executive Vice President
Commercial Printing, Jarmo Salonen, Executive Vice President
Office Papers, Peter Sandberg, Executive Vice President

The business operations of Map Merchant Group will continue to be headed by Karl-Johan Lindborg, CEO.

M-real´s business area support units are the Corporate Strategy & Sales Services unit and the Industrial Development & Resources unit.

The Corporate Strategy & Sales Services unit is responsible for the development of the corporate strategy, administrative functions and development of regional sales network. For the time being, Hannu Anttila will head this unit.

The Industrial Development & Resources unit, headed by Aarre Metsävirta, supports business areas in developing investment proposals and coordinates decision-making in the development of M-real's long-term industrial structure. In addition, the Industrial Development & Resources unit monitors, develops and enhances the efficiency of the operations in productions in co-operation with business areas.

Finance, Control & Legal Affairs is headed by Juhani Pöhö, Executive Vice President and CFO, and Human Resources & Communications is headed by Ari Himma, Executive Vice President.

The Corporate Executive Board (CEB) comprises Jouko M. Jaakkola, Hannu Anttila and the executives reporting to Mr. Anttila: Aarre Metsävirta, Hannu Kottonen, Jarmo Salonen, Peter Sandberg, Ari Himma and Juhani Pöhö. The Chairman of the CEB is Hannu Anttila, Vice Chairman is Jouko M. Jaakkola and Matti Mörsky, Senior Vice President of Business Development, acts as secretary to the CEB.

The new organisation will come into force on 1 September 2004.

Veli-Matti Mynttinen, Executive Vice President, Marketing & Sales, will leave M-real at his own request.

M-REAL CORPORATION

Board of Directors

Further information:
Hannu Anttila, President and CEO as of 1 January 2005, tel. + 358 10 469 4611

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M-real Corporation Stock Exchange Bulletin 6.8.2004 at 8.00 a.m.

M-real aims to sell Price & Pierce to Gould Paper
M-real Corporation has signed a Letter of Intent to sell Price & Price Group to Gould Paper Corporation. It is anticipated that the transaction will be completed by the end of September 2004.

M-real acquired Price & Pierce Group in 1998. It is a trading house specialized in paperboard, paper and pulp trading operations. The estimated net sales of Price & Pierce Group in 2004 are EUR 100 million.

The intended sale is part of M-real's action plan to divest its non-core assets. According to current estimate, the planned transaction will not have material financial impact to M-real.

M-REAL CORPORATION

Corporate communications

For additional information contact Senior Vice President and CFO Juhani Pöhö, tel. +358 10 469 5283

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M-real Corporation Stock Exchange Bulletin 2.8.2004 at 12.15 p.m.

Kemiart Liners to be wholly owned by M-real
M-real Corporation acquires Metsäliitto Cooperative's and UPM-Kymmene's stakes (a total of 53%) in Kemiart Liners Oy. The purchase price of the shares is about EUR 13 million and additionally M-real's interst bearing net debt will increase by about EUR 23 million. As a result, Kemiart Liners will become wholly owned by M-real. The arrangement is expected to marginally enhance M-real's earnings per share for 2004.

Oy Metsä Botnia Ab's Kemiart Liners business was formed into a company in April 2002 under the ownership of M-real (47%), UMP-Kymmene (47%) and Metsäliitto Cooperative (6%). At the time, the shareholders agreed to work out the final ownership structure for Kemiart Liners by the end of 2004.

Kemiart Liners is the world's leading producer of coated white-top kraftliner. It's full ownership will strengthen M-real's Cartons business. The mill has an annual capacity of 340,000 tonnes and it employs approximately 150 people.

M-REAL CORPORATION

Corporate communications

For additional information, contact Senior Vice President and CFO Juhani Pöhö, tel. +358 10 469 5283 or Senior Vice President and General manager, Cartons business Hannu Kottonen, tel. +358 10 469 4900

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M-real Corporation Stock Exchange Bulletin 26.7.2004 at 7.15 p.m.

M-real's rating on review by Moody's for possible downgrade
Moody's Investors Services has today placed M-real Corporation's credit rating on review for possible downgrade.

M-real's current rating from Moody's is Ba1, negative outlook.

M-REAL CORPORATION

Corporate communications

For additional information, contact M-real's Chief Financial Officer Juhani Pöhö +358 50 598 7607 or Managing Director Aapo Nikunen, Metsä Finance +358 500 848 116

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M-real Q2 results to be published on 26 July at 1.00 p.m.

M-real Corporation will announce its financial results for January-June 2004 on Monday, 26 July at 13.00 Finnish time (11.00 U.K. time).

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M-real Corporation Stock Exchange Bulletin 10 June 2004 at 4.45 p.m.

M-real Corporation takes action to respond to the competition authority investigations

M-real continues its actions to respond to the competition authority investigations, which include the inspections made to the group's premises in Finland. M-real has appointed the law firm Herbert Smith to review the documents, which were handed over to the competition authorities in connection with the inspections, and to assist the company in internal investigations.

M-real has been informed that a class action complaint has been filed against the company in the United States, like against other paper manufacturers.

M-REAL CORPORATION

Corporate communications

For additional information contact President and CEO Jouko M. Jaakkola, tel. +358 10 469 4118

m·real

Press releases

M-real Corporation Stock Exchange Bulletin 10 June 2004, at 02.15 p.m.

Hannu Anttila appointed President & CEO of M-real Corporation as from 1 January 2005

The Board of Directors of M-real Corporation have today appointed Hannu Anttila, 49, as President and CEO. Anttila will begin on 1 July 2004 as M-real's Senior Executive Vice President. October 1, 2004 he will start as Chief Operating Officer and on 1 January 2005 as President and CEO, when M-real's current President and CEO Jouko M. Jaakkola retires.

Anttila has previously worked as CFO of Metsä-Serla Corporation, Senior Executive Vice President of Metsä-Botnia and as CEO of Metsä Tissue Corporation. As from 1 May, 2003 he has been Senior Vice President, Finance & Control of Metsäliitto Group.

Picture of Mr. Hannu Anttila in PDF-Format (146kB): http://hugin.info/3071/R/948729/134160.pdf

High resolution picture of Mr. Hannu Anttila in JPG-Format (3 397kB): http://hugin.info/3071/R/948739/134163.jpg

M-REAL CORPORATION

The Board of Directors

For additional information contact M-real's President and CEO Jouko M. Jaakkola +358 10469 4118 or Metsälittto Group's Senior Vice President, Finance & Control Hannu Anttila, tel. +358 10 469 4260

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Press releases

M-real Corporation Stock Exchange bulletin 28.5.2004 at 3.45. p.m.

The sales of M-real's forest assets
As earlier announced M-real's aim to sell its forest assets is correct. When publishing M-real's 2003 annual results the President and CEO Jouko M. Jaakkola told that M-real aims to sell its forest assets by the end of Q3 2004.

Reuteurs released today news about the total value and schecule of the sales of M-real's forest assets. M-real clarifies that no decisions regarding the total value and the schecule have been made. The figures given by Reuters are estimates. Furthermore, the final buyer or the group of buyers have not been selected.

M-REAL CORPORATION

Corporate communications

For additional information contact Senior Vice President, Finance & Control Juhani Pöhö, tel. +358 10 469 5283

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Stock Exchange Bulletin 25.5.2004 at 4 p.m.

EU's competition authorities investigated M-real's premises
European Commission investigators have today visited M-real Corporation's premises. The investigation is related to the claimed cooperation between the competitors in fine papers.

M-REAL CORPORATION

Corporate communications

For additional information contact Jouko M. Jaakkola, President and CEO, tel. +358 10 469 4118

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Press release 18.5.2004

M-real and Agfa Sign Worlwide Agreement for Remote Proofing in Package Printing
:SherpaProof Systems to Ensure Consistent Colour for Brand Protection.

Agfa and M-real announced today that they have signed an agreement to install :SherpaProof systems in the M-real printing plants and network partner printers across the world. The agreement extends over a period of three years.

The systems will ensure consistent colour package printing via :SherpaProof remote proofing across 40 M-real locations. They comprise :Grand Sherpa 50*m* digital inkjet proofers, Agfa ink, media and software for colour and quality management. In addition, client management service contracts will ensure flawless and uninterrupted performance of the remote proofing application.

Four systems have already been installed, two of which are in operation at M-real's Prepress Competence Centre PPC at Sint Niklaas, Belgium. PPC prepares plate-ready files for use by M-real printing partners around the world.

"We chose Agfa for remote proofing because unlike other vendors they have developed a comprehensive solution and can support it with expert service across the globe," says M-real's vice president of Design and Brand Protection/IBP Deals, Luc Van Gestel. ":SherpaProof guarantees a perfect match between the proof and the print result. Most consumer goods companies have a global presence, and we now have the tools to provide global uniformity for their branded products."

For more information please contact:

M-real
Luc Van Gestel
VP Design and Brand Protection
IBP Deals
+32-2-777 1370
luc.vangestel@m-real.com

Agfa
Marc Verbiest
PR Manager
Graphic Systems
+32-3-444 4101
marcverbiest@agfapress.com

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Press release 5.5.2004

M-real to report on wood origin in products
As a result of the increased interest shown by customers in forest issues, M-real is launching a third part to its environmental product information package. It concerns the origins of wood used to produce the paper in question and is the first transparent reporting on the origins of wood at a product level within the paper industry. The total package will also be third party verified.

M-real can now provide customers with a product specific environmental information package including:

- Paper Profile declaration sheet
- Information about production units, transport and handling of the product after use, as supplement I to the Paper Profile sheet.
- Report on the origins and certification of the wood, as supplement II.

The product specific Paper Profile sheets and supplementary information will be available on the M-real web site www.m-real.com as soon as updated versions are ready.

Galerie Fine Gloss 80-115 gr.pdf

For more information, please contact:

Armi Temmes, Senior Vice President, Public affairs for M-real, telephone +358 1046 94140, armi.temmes@m-real.com

Kristiina Honkanen, Vice President, Environmental affairs for M-real, telephone +358 1046 94950, kristiina.honkanen@m-real.com

paper profile

m·real

VERIFIED BY DNV CERTIFICATION

Product	**Galerie Fine Gloss 80-115 g/m²**
Company	**M-real**
Site	**Husum, Sweden**

Information gathered from **03-01-01** to **03-12-31**

Environmental product declaration for paper

Environmental Management

Certified environmental management system (at the mill since)	**ISO 14001(1997)**
Environmental aspects of wood procurement	
Share of wood from certified forests (FSC and PEFC) used in the product is 31 %.	
Wood supplier is ISO 14001 and Chain of custody (PEFC) certified.	

Environmental parameters

The figures are based on methods and procedures of measurement approved by the local (or national) environmental regulators at the production site. The figures include both paper and pulp production.

Water	**COD**	**13,5**	kg/t
	AOX	**0,107**	kg/t
	N_{Tot}	**0,043**	kg/t
	P_{Tot}	**0,014**	kg/t
Air	**SO_2**	**0,30**	kg/t
	NO_x	**0,47**	kg/t
	CO_2 (fossil)	**76**	kg/t
Solid waste landfilled		**0**	BDkg/t
Purchased electricity consumption			
/ tonne of final product		**1363**	kWh

Product composition



chemical pulp 24%
other pulp (BCTMP) 24 %
moisture 4%
binders 5%
pigments and fillers 43%

More information

Contact person	**Maria Koitrand**
Address	M-real Husum
	890 35 Husum, Sweden
Phone	+46(0)663/18865
E-mail	maria.koitrand@m-real.com

Supplementary information I

m·real

Product Galerie Fine Gloss 80-115 g/m²

Coated high quality paper for premium quality monthlies, top class fashion and lifestyle titles, and customer magazines.

Mill info

The Husum mill is situated in the village of Husum, located on the east coast of Sweden, about 600 km north of Stockholm. It is an integrated mill with a production capacity of 630 000 tonnes of uncoated and coated fine paper and 690 000 tonnes of chemical pulp. Forests and agriculture land surround the mill and the recipient is the Baltic sea.

Transport

RAW MATERIAL - FIBRES

Transport modes



Train 24%
Truck 15%
Ship 61%

Average transport distance

Wood	**411** km
Pulp	**777** km
Recovered paper	**0** km

(Info. gathered from **03-01-01** to **03-12-31**)

PRODUCTS

Our products are transported worldwide, using a combination of ship, train and truck depending on distance to and location of the customer.

Handling after use

PRODUCT

The paper can be recycled, provide energy via incineration and degrades naturally for example in composting. The preferred handling after use is recycling or incineration (depending on the specific country´s regulations and conditions).

PACKAGING

The packaging material – paper wrappers with PE-coating or plastic film (shrink wrap) – can be recycled or incinerated to produce energy. The preferred handling after use is recycling or incineration (depending on the specific country´s regulations and conditions).

Date of issue *2004-04-27*

DNV VERIFIED BY DNV CERTIFICATION

Supplementary information II

m·real

Product Galerie Fine Gloss 80-115 g/m²

Origin of wood

The figures include all wood used in product (Info. gathered from **03-01-01** to **03-12-31**)

Countries/regions of wood origin	Share of total wood supply (%)	Share of certified wood* (%)	Certification system
Sweden Middle	50	49	FSC/PEFC
Russia Northwest	5		
Russia Midwest	22		
Estonia	3		
Latvia	10	9	FSC
Lithuania	3		
Finland East	2	94	PEFC
Finland Central	5	79	PEFC

* The figures indicate the average share of certified wood supplied with certified chain of custody.

Date of issue 2004-04-27

DNV VERIFIED BY DNV CERTIFICATION

m·real

Press releases

Press release 5.5.2004

M-real at drupa

"Power your performance" with M-real at drupa, 6-19 May 2004.
Zanders, Galerie, Euro and Carta are highlighted at drupa 2004
Stand C / 08 in Hall 8 - 1 and in PrintCity E / 09 in Hall 6

(Bergisch Gladbach, 05. Mai 2004) For the first time at drupa, M-real is exhibiting all its products and solutions as one company. Under the banner of 'Power Your Performance', M-real is highlighting its graphics products including Zanders, Galerie, Euro and Carta range, as well as relaunching high volume office paper range. In PrintCity, M-real's boards will feature in a live working factory producing printed cartons as you watch.

Of particular interest to publishers and printers is the Galerie range, celebrating its fifteenth anniversary this year. The development focus of Galerie range of coated papers and boards has been on excellent image quality, extended into ultra light-basis weights, like 36 and 39 gsm in Galerie Lite and 65 gsm in Galerie Fine. The top of the range paperboards, Galerie Image and Galerie Vision are the latest additions to the family. The coated fine-paper family EuroArt and EuroBulk stands for professional, high-quality printing performance and efficiency in customer service, thanks to superior logistics at the mills and cooperation with leading merchant partners.
The eye catching Carta boards have been further improved.

Zanders ikono coated paper range will be introduced at the exhibition, demonstrating the product's improvements in gloss, matt, silk white and silk ivory grades, together with a unique new metallic range in soft gold, silver and bronze. Other Zanders papers on show include Chromolux and Spectral, a real transparent paper, making the stand an essential stopping off point for designers and printers of creative and high value projects.

M-real is launching its uncoated reel brand Modo papers, ideal for large-scale communications. The full portfolio of office paper products will be displayed, showing M-real's commitment to the sector.

M-real Cartons is the driving force in the PrintCity Packaging Activity Group. M-real's stand in PrintCity will focus on technical expertise, industry networking and packaging boards.

M-real is also hosting a series of brunch seminars on topical and valuable issues, and offering its customers practical information packages.

For further information:

Stefan Küchler
M-real Corporation
Corporate Communications
An der Gohrsmühle
D-51465 Bergisch Gladbach
Telephone: +49 (0) 22 02/15 20 50
Telefax: +49 (0) 22 02/15 28 21
E-mail: stefan.kuechler@m-real.com

Piia Rysä
M-real Corporation

Branding & Marketing communications
Revontulentie 6
FIN-02100 Espoo
Telefon: +358 (0) 1046 94627
Telefax: +358 (0) 1046 94355
E-Mail: piia.rysa@m-real.com

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M-real Corporation Stock Exchange Bulletin 19.4.2004 at 2:00 p.m.

M-real' s key figures according to the new business structure
The financial results of M-real's businesses will be in 2004 reported as follows:

- Cartons
- Graphics products and Speciality papers
- Offices
- Map Merchant Group

M-real's old business area structure was as follows:

- Consumer packaging
- Commercial printing
- Home & Office
- Publishing
- Map Merchant Group

The history information according to the new business structure is enclosed. Metsä Tissue will nevertheless not be included in the reports for 2004.

M-real publishes the 2004 first quarter results on Thursday 29 April, 2004 at 1:00 p.m. (EET).

M-REAL CORPORATION

Corporate communications

Additional information Thomas Ekström, Vice President, Business Control, telephone +358 10 469 4962

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Zanders, Galerie, Euro and Carta highlighted at drupa 2004
"Power your performance' with M-real at drupa, 6-19 May 2004 Stand C 08 in Hall 8-1 and in PrintCity E 09 in Hall 6

For the first time at drupa, M-real is exhibiting all its products and solutions as one company. Under the banner of 'Power Your Performance', M-real is highlighting its graphics products including Zanders, Galerie, Euro and Carta range as well as relaunching high volume office paper range. In PrintCity, M-real's boards will feature in a live working factory producing printed cartons as you watch.

Of particular interest to publishers and printers is the Galerie range, celebrating its fifteenth year anniversary this year, with the latest innovations in ultra-light basis weights of 36 and 39 gsm in Galerie Lite and 65 gsm in Galerie Fine. The top of the range paperboards, Galerie Image and Galerie Vision are the latest additions to the family. The coated fine-paper family EuroArt and EuroBulk is another top choice, and M-real will be pleased to discuss its exceptional service concept for these products, tailored to meet the requirements of the most demanding printers. The eye catching Carta boards have been further improved.

Zanders ikono coated paper range will be introduced at the exhibition, demonstrating the product's improvements in gloss, matt, silk white and silk ivory grades, together with a unique new metallic range in soft gold, silver and bronze. Other Zanders papers on show include Chromolux and Spectral, a real transparent paper, making the stand an essential stopping off point for designers and printers of creative and high value projects.

M-real is relaunching its uncoated reel brand Modo papers, ideal for large-scale communications. The full portfolio of office paper products will be displayed, showing M-real's commitment to the sector.

M-real Cartons is the driving force in the PrintCity Packaging Activity Group. M-real's stand in PrintCity will focus on technical expertise, industry networking and packaging boards.

M-real is also hosting a series of brunch seminars on topical and valuable issues, and offering its customers practical information packages.

M-REAL CORPORATION

Corporate communications

For additional information please contact Assistant Vice President, Corporate communications, Stefan Küchler +49 2202 15 20 50 or Marketing Communications Manager Piia Rysä, +358 10 469 4627

m·real

Press releases

M-real Corporation Stock Exchange Bulletin 8 April 2004, at 2 p.m.

M-real Corporation's Board Committees

In accordance with the new Helsinki Exchanges recommendation on Corporate Governance, M-real Corporation's Board of Directors has set up an Audit Committee, a Compensation Committee and a Nomination Committee. Each committee will assist the Board of Directors in preparing matters within its own area of responsibility. The Board has furthermore confirmed written rules of procedure for the committees.

The Audit Committee assesses the company's financial reporting and accounting methods as well as financial statement and other financial information published by the company in order to ensure that this information is balanced, transparent and correct. The members of the Audit Committee are Asmo Kalpala (chairman), CEO of Tapiola Group, Kim Gran, President of Nokian Tyres plc and Erkki Karmila, Executive Vice President of Nordic Investment Bank.

The Compensation Committee assists the Board of Directors in matters related to senior management's terms of employment and remuneration. The purpose of the committee is to set guidelines for the senior management's terms of employment and to prepare the company's compensation systems. The members of the Compensation Committee are Antti Oksanen (chairman), President of Metsäliitto Group, Erkki Karmila, Executive Vice President of Nordic Investment Bank, and Arimo Uusitalo, Titular Farming Counsellor.

The Nomination Committee prepares the proposal to the Annual General Meeting of the Board of Directors composition. It also prepares matters concerning the Board of Directors remuneration and names candidates for the new slate of directors. The members of the Nomination Committee are Arimo Uusitalo (chairman), Titular Farming Counsellor, Runar Lillandt, Titular Farming Counsellor, and Antti Tanskanen, CEO of the OP Bank Group.

The Board of Directors elects the members of the committees from amongst its number for one year at a time.

M-REAL CORPORATION

Board of Directors

For additional information, contact Jouko M. Jaakkola, President and CEO, tel. +358 10 469 4118 or Nina Kuulusa, Vice President, Legal Affairs, secretary to the Board of Directors, tel. +358 10 469 4322

m-real

Press releases

M-real Corporation Stock Exchange Bulletin 15.3.2004 at 15.45

Resolutions of M-real's annual general meeting

The Annual General Meeting of M-real Corporation, held on 15 March 2004, approved the company's financial statements for 2003 and granted discharge from liability to the members of the Board of Directors, the President & CEO and deputy CEO.

In addition, the Annual General Meeting approved M-real's consolidated profit and loss account and balance sheet for the financial year 1 January 2003 - 31 December 2003.

Dividend

The Annual General Meeting resolved to pay a dividend of EUR 0.30 per share for the financial year ended 31 December 2003, for a total of EUR 53.699.827,50. The dividend will be paid to shareholders who on the record date of 18 March 2004 have been entered in the company's list of shareholders kept by Finnish Central Securities Depository Ltd. The dividend is paid out on 25 March 2004.

Board of Directors

The members of M-real's Board of Directors elected by The Annual General Meeting were Antti Oksanen, President of Metsäliitto Group, Counsellor of Mining; Arimo Uusitalo, Counsellor of Agriculture; Timo Haapanen, Counsellor of Agriculture; Asmo Kalpala, CEO, Tapiola Group; Erkki Karmila, Deputy Managing Director, Nordic Investment Bank; Runar Lillandt, Counsellor of Agriculture; Kim Gran, President and CEO, Nokian Tyres plc; and Antti Tanskanen, Chairman and CEO, OKO Bank Group. At its organization meeting, the Board of Directors elected Antti Oksanen as its Chairman and Arimo Uusitalo as its Vice Chairman.

The term of office of members of the Board of Directors lasts until the end of the next Annual General Meeting.

Auditors

Elected as M-real's auditors were Göran Lindell, Authorized Public Accountant, and the firm of independent public accountants PricewaterhouseCoopers Oy, with Ilkka Haarlaa, M. Sc. (Econ.), Authorized Public Accountant, acting as Chief Auditor and Björn Renlund, Authorized Public Accountant, and Jouko Malinen, Authorized Public Accountant, acting as deputy auditors.

The term of office of the auditors and deputy auditors lasts until the end of the next Annual General Meeting.

M-REAL CORPORATION

Jouko M. Jaakkola
President & CEO

For additional information please contact: Jouko M. Jaakkola, President & CEO, tel. +358 10 469 4118 or Heikki Saarinen, Senior Vice President & CFO, tel. +358 10 469 4686

m·real

Press releases

M-real Corporation Stock Exchange announcement 8.3.2004 at 12.15

M-real's Environmental report 2003 is published
M-real's Environmental report 2003 is published. The report can be ordered from M-real's Corporate communications by fax +358 10 469 4531 or by email: corporate.communications@m-real.com

The report in pdf-format can be found in http://www.m-real.com/v2/environment/a_publications.asp

M-REAL CORPORATION

Corporate communications

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M-real Corporation Stock Exchange Bulletin 2.3.2004 at 09.15

M-real Annual report is published

An on line- version is published at www.m-real.com. It is available both in English and Finnish.

Printed copy can be ordered from M-real's Corporate communications by fax +358 10 469 4531 or by email corporate.communications@m-real.com.

M-REAL CORPORATION

Corporate communications

m·real

Press releases

M-real Corporation Stock Exchange Bulletin 23.2.2004 at 10.15

Invitation to the Annual General Meeting

M-real Corporation's shareholders are invited to attend the Annual General Meeting to be held at 2 pm on Monday 15 March 2004 in M-real Corporation's Head Office at Revontulentie 6, 02100 Espoo, Finland.

The meeting will address matters to be handled by the Annual General Meeting as stipulated by the Finnish Companies Act and Article 10 of the company's Articles of Association.

Shareholders who are registered in the company's shareholder register, kept by the Finnish Central Depository Ltd, no later than Friday 5 March 2004 are entitled to attend the Annual General Meeting.

Shareholders wishing to attend the meeting should notify the company no later than 4 pm on 11 March 2004, either by phone on +358 1046 94530, by fax on +358 1046 94529, by e-mail to eija.niittynen@m-real.com, or in writing to M-real Corporation, Ms Eija Niittynen, Revontulentie 6, 02100 Espoo, Finland. Any proxies should be submitted during the advance registration.

Shareholders may view the documents pertaining to the financial statements at the company's Head Office during the week preceding the Annual General Meeting. Copies of documents will be sent to a shareholder upon request.

The Board of Directors will propose to the Annual General Meeting that a dividend of EUR 0.30 per share be paid for the financial year ended on 31 December 2003. The dividend will be paid to shareholders who are registered in the shareholder register maintained by the Finnish Central Depository Ltd on the record date. The record date decided on by the Board of Directors is 18 March 2004. The Board of Directors will propose to the Annual General Meeting that the dividend be paid on 25 March 2004.

The printed version of the company's Annual Report will be published in week 10.

Espoo, Finland, 5th February 2004

M-real Corporation

BOARD OF DIRECTORS

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M-real Corporation Stock Exchange Bulletin 16.2.2004 at 10.00 a.m.

M-real appoints new CFO

Juhani Pöhö, MSc (Econ.), M-real's Kirkniemi Mill Manager, has been appointed Senior Vice President in M-real's Finance and control as of 1 March 2004 and the group's Senior Vice President & CFO as of 1 June 2004. As a Senior Vice President & CFO, Pöhö reports to the Chief Executive Officer and is a member of the Corporate Executive Board.

Since 1996, Pöhö has hold various positions in the company. Prior to M-real, Pöhö hold the position of CFO at the Tampella group.

Until 31 May 2004, Pöhö reports to Heikki Saarinen, M-real's present Senior Vice President & CFO, who will leave M-real on 1 June 2004.

M-REAL CORPORATION

CORPORATE COMMUNICATIONS

For additional information contact Jouko M. Jaakkola, President & CEO, tel. +358 10 469 4118

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M-real Corporation Stock Exchange Bulletin 30.1.2004 at 12.15

M-real to sell the rest of Metsä Tissue shares
M-real Corporation has today sold the remaining 17 % of the Metsä Tissue shares in its possession to Varma Mutual Pension Insurance Company and to Sampo Life Insurance Company Ltd. The terms of the transaction are the same as in the previous sales to Metsäliitto Osuuskunta and Tapiola Group, which were based on the enterprise value of Metsä Tissue, ca. EUR 570 million.

Detailed information on the impact of the transaction on M-real Corporation's key figures and balance sheet are disclosed in connection with publishing of M-real's financial statements for the year 2003 on 5 February 2004.

M-REAL CORPORATION

CORPORATE COMMUNICATIONS

For additional information contact Jouko M. Jaakkola, President and CEO, tel. +358 10 469 4118

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M-real Corporation Stock Exchange Bulletin 2.1.2004 at 10.00 am

M-real's holding in Metsä Tissue decreased to 17 per cent
M-real has sold 66 per cent of Metsä Tissue Corporation's business activities to Metsäliitto Osuuskunta and 17 per cent to Tapiola Group. Both transactions will be carried out on equal terms on 2 January 2004. They are based on the encumbered value of Metsä Tissue, which was announced on 19 November 2003 and amounts to approximately EUR 570 million.

As a consequence of the transactions, M-real's holding in Metsä Tissue's business activities will decrease to 17 per cent. In accordance with an earlier announcement, M-real also intends to sell its remaining share of ownership.

More detailed information on the impact of the transactions on M-real Corporation's key figures and balance sheet will be provided in connection with disclosing the financial statements for the year 2003 on 5 February 2004.

***

M-REAL CORPORATION

CORPORATE COMMUNICATIONS

For additional information, please contact Jyrki Antikainen, Vice President, Corporate communications +358 50 357 4292

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M-real Corporation Stock Exchange Bulletin 17.12.2003 at 18.00

Standard & Poor's downgrades ratings of M-real
Standard & Poor's Ratings Services has today lowered the long-term ratings of M-real Corporation to BB+ from BBB- and its subsidiary's Metsä Group Financial Services Oy short-term ratings to B from A-3. The ratings outlook is stable.
Downgrade has no impact on the financing costs.

M-REAL CORPORATION
CORPORATE COMMUNICATIONS

For additional information, contact: Chief Financial Officer Heikki Saarinen +358 50 598 7142 or Managing Director Aapo Nikunen, Metsä Finance +358 500 848 116

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M-real Corporation Stock Exchange Bulletin 17.12.2003 at 12.45

M-real´s result for 2003 will be clearly negative
Owing to M-real Corporation's weaker-than-expected fourth quarter, the Group's profit before extraordinary items for 2003 will be clearly negative. The result development is a consequence of the reduced price level of main products and the weakening of the dollar and the pound.

In addition, a total of EUR 60-70 million non-recurring items will be booked in the fourth quarter result before extraordinary items. The non-recurring expenses include the restructuring of loan portfolio, greater-than-normal credit losses, provisions booked for environmental liabilities, as well as expenses relating to agreed personnel reductions. The aim of restructuring the loan portfolio is to reduce the financing costs of the forthcoming years. Furthermore, EUR 15-20 million costs from the closing down of operations will be booked under extraordinary items.

M-real Corporation's financial statements and result for 2003 will be disclosed on 5 February 2004.

Corporate communications
M-REAL CORPORATION

For additional information please contact Jouko M. Jaakkola, President and CEO, tel. +358 10
469 4118 and Heikki Saarinen, Senior Vice President and CFO, tel. +358 10 469 4686

M-real Corporation Stock Exchange Announcement 4.12.2003 at 11.30

M-REAL´S 2004 Q3 DATE HAS BEEN CHANGED

M-real Corporation will publish the quarterly report for January-September 2004 on Friday, 29 October instead of October 28.

Corporate communications

M-REAL CORPORATION

0

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M-real Corporation Stock Exchange Bulletin 19.11.2003 at 11.00

M-REAL TO SELL THE MAJORITY OF METSÄ TISSUE

M-real Corporation is going to sell 66 per cent of the businesses of its fully owned Metsä Tissue Corporation to Metsäliitto Osuuskunta. A letter of intent on the divestment was signed today. It is estimated that the final transaction will be concluded by the turn of the year.

The sale price is EUR 294 million, i.e. approximately EUR 14.7 per share, making the unencumbered value of Metsä Tissue around EUR 570 million. The proceeds from the sale will be used for repayment of debts. The capital gain after taxes will be approximately EUR 120 millions.

As a consequence of the sale, the equity ratio of M-real will increase from 33.1 per cent to 36.6 per cent, and gearing will decrease from 132 per cent to 113 per cent. The impact of the transaction on the 2004 earnings per share is EUR -0.01.

According to Jouko M. Jaakkola, President and CEO of M-real, the divestment of Metsä Tissue is based on corporate strategy. In line with this strategy, M-real will focus on its core businesses: Cartons, Graphics, Offices, Specialities and MAP merchants. "We are currently undergoing negotiations with several interested parties on divesting the remaining share of Metsä Tissue. We are prepared to make prompt decisions, should mutual understanding be reached," says Jaakkola.

Metsä Tissue customers include consumers and large customers of tissue paper products and baking and cooking papers. The company's main market area is Europe, where it is the fourth biggest supplier of tissue paper and the market leader of baking and cooking papers. In the Nordic countries Metsä Tissue is the market leader in tissue papers.

M-REAL CORPORATION
Jouko M. Jaakkola
President and CEO

For additional information please contact
Jouko M. Jaakkola, President and CEO
tel. +358 10 469 4118

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M-real Corporation Stock Exchange Bulletin 13.11.2003 at 9.30

Kirkniemi rationalisation negotiations concluded
The rationalisation negotiations in M-real Kirkniemi mill that started on 10 November have yesterday evening been concluded with all the personnel groups.

It has been agreed that the amount of personnel at the mill decreases with 155 persons in total by the end of the year 2006. At present, it is estimated that the redundancies can be implemented smoothly with, for instance, retirement arrangements.

At present, about 850 people work at the Kirkniemi mill.

M-REAL CORPORATION
Jouko M. Jaakkola
President and CEO
For additional information, contact Mill Manager Juhani Pöhö, tel. +358 10 464 2475, GSM
+358 50 598 7607

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M-real Corporation Stock Exchange Announcement 3.11.2003 at 10.00

The subscription period of M-real´s warrants ended
The subscription period of the equity warrants of M-real Corporation's Bond Loan 1997 ended in 31 October 2003. Each equity warrant entitled to subscribe one B share of M-real Corporation for the price EUR 8.75 per share. The equity warrants holders did not subscribe new B-shares.

M-real Corporation
Corporate communications

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M-real Corporation Stock Exchange Bulletin 31.10.2003 at 10.15

M-REAL KIRKNIEMI STARTS RATIONALISATION NEGOTIATIONS

M-real Corporation's Kirkniemi mill will start rationalisation negotiations concerning the entire personnel. The company needs to boost the efficiency of the mill's operations and lower costs in order to maintain competitiveness. The estimated staff reduction requirement is a total of 180 employees. The redundancies are to be implemented by the end of 2005. At present, about 850 people work at the Kirkniemi mill.

The grounds for starting rationalisation negotiations are the planned closure of the Kirkniemi mill's older groundwood plant, the changing operational model for maintenance as well as productivity and economical reasons.

According to plans, the procurement of mechanical pulp at the Kirkniemi mill changes. The mill's older groundwood plant will be closed and the pulp needed will be obtained from M-real's chemi-thermo mechanical pulp mills. Closure of the groundwood plant will not only lead to redundancies in the production personnel but will also reduce the need for maintenance staff.

The mill's old groundwood plant is at the end of its technical duty life and modernizing it would call for substantial capital expenditures. The groundwood plant has high operating costs and its environmental impact is considerable compared with the use of chemi-thermo mechanical pulp. It is estimated that operations at the groundwood plant will be wound up in September 2005.

Maintenance at the mill will also be stepped up by means of a new operational model that will reduce the repair need and fault level thanks to the established policy of preventive maintenance. Tasks will be scheduled for efficient use of available resources through the use of a systematic approach that is made possible by modern Enterprise Resource Planning (ERP) systems. The adoption of the new operational model starts at the beginning of 2004.

M-REAL CORPORATION

Jouko M. Jaakkola
President and CEO

For additional information, contact
Mill Manager
Juhani Pöhö
tel. +358 10 464 2475
GSM +358 50 598 7607

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M-real Corporation Stock Exchange Bulletin 30.10.2003 at 19.30

MOODY´S DOWNGRADES RATINGS OF M-REAL

Moody´S Investor Service has today downgraded to Ba1/Not-Prime from Baa3/Prime-3 the ratings for senior unsecured debt issues by M-Real Corporation and its guaranteed subsidiary Metsä Group Financial Services Oy. The rating action concludes the rating review initiated on 26 August 2003. The ratings outlook remains negative.

"Although ratings downgrade will increase annual financing costs about 10 million euros, it does not have immediate impact on the financial position of M-real Corporation", says CFO Heikki Saarinen.

M-REAL CORPORATION

CORPORATE COMMUNICATIONS

For additional information, contact: Chief Financial Officer
Heikki Saarinen
+358 50 598 7142

or managing director
Aapo Nikunen
Metsä Finance
+358 500 848 116

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M-real Corporation Stock Exchange Bulletin 10.10.2003 at 14.00

M-REAL TO CLOSE THE PRESENT MARKET PULP BUSINESS AT THE LIELAHTI CTMP MILL AND TO START RATIONALISATION NEGOTIATIONS

M-real will close its present market pulp business at the Lielahti CTMP (chemi-thermo mechanical pulp) mill and will use the entire production of the Lielahti CTMP mill in its own paperboard manufacture at the Tako Board Mill.

Accordingly, M-real will start rationalisation negotiations with personnel representatives concerning combining of the Lielahti CTMP mill's operations with those of the Tako Board Mill in Tampere.

This will mean winding up the operations of the Lielahti debarking plant and the production equipment required in the manufacture of fluff pulp in 2004. At the same time, the operation of the Lielahti power plant will undergo a changeover because bark fuel will no longer be available at Lielahti. The fiberline and drying machine will remain in operation at the CTMP mill.

The negotiations concern the entire personnel. The estimated staff reduction requirement is about 90 employees.

The mill has a present annual capacity of 100,000 tonnes. At present the mill employs 150 people.

M-REAL CORPORATION
Aarre Metsävirta
Senior Executive Vice President

For additional information, contact:
Lasse Wikström, Mill Manager, tel. +358 50 307 1792
Jukka Kettunen, Vice President, Technology, tel. +358 50 598 8506

M-real Corporation Stock Exchange Announcement 29.9.2003 at 14.00

M-REAL CORPORATION´S FINANCIAL REPORTING IN 2004

M-real Corporation will publish the following financial reports in 2004:

Thursday 5 February
Financial Results for year 2003

Thursday 29 April
Interim Report January-March 2004

Monday 26 July
Interim Report January-June 2004

Thursday 28 October
Interim Report January-September 2004

Corporate communications

M-REAL CORPORATION

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M-real Corporation Stock Exchange Bulletin 23.9.2003 at 11.00

M-REAL DID NOT ACHIEVE ITS GOALS IN PORTUCEL NEGOTIATIONS

Negotiations between M-real Corporation and Portuguese government relating the proposed merger of the office paper businesses of M-real and Portucel were not successful. The jury set by the Portuguese government has last night submitted its draft report concerning the privatisation of Portucel and the competitive bidding for the 25 per cent stake in Portucel.

Jury's report contemplates its forthcoming decision that M-real is not the bidder recommended to subscribe the 25 % increase of the share capital of Portucel.

"M-real's goal has been to strengthen its office paper business by merging it with major Portuguese office paper producer Portucel. M-real would have become the strategic owner with 25 % holding in the company which would have been the biggest office paper producer in Europe. However, the agreement on developing the company could not be reached in the negotiations with the Portuguese government. We will continue to develop our office paper business as one of the leading suppliers in Europe", Jouko M. Jaakkola, President and CEO of M-real, comments.

M-REAL CORPORATION

Jouko M. Jaakkola
President & CEO

Further information:
Jouko M. Jaakkola
President & CEO
M-real Corporation
tel. +358 10 469 4118

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Press releases

M-real Corporation Stock Exchange Bulletin 17.9.2003 at 15.00

M-REAL TO INVEST IN A NEW BCTMP PLANT IN KASKINEN

The Board of Directors of M-real Corporation has decided to invest in a new BCTMP plant in Kaskinen. The project will go ahead provided that remaining issues regarding the required environmental permits and infrastructure are resolved to the company's satisfaction.

M-real currently uses high quality chemi-thermo mechanical pulp in its own mills producing printing papers and packaging board. By this decision the company continues to invest in the production of high quality BCTMP pulps, thus improving the customers' advantage in quality competitiveness.

The production from the new plant in Kaskinen will mainly be used by the company's production plants abroad. Hereby the entire production from the Joutseno BCTMP plant will be used by the company's Finnish plants.

The capacity of the new plant is 300 000 tonnes per annum using 800 000 cubic metres of both softwood and hardwood per annum. The production plant will be completed in the autumn of 2005. The total value of the investment is appr. 180 MEUR. The financing of the investment extends into years 2004 and 2005.

The plant will initially employ appr. 65 persons and will be built on the Kaskinen mill site. The new BCTMP plant and the current Botnia pulp mill in Kaskinen will form an entity with clear synergy benefits for both production units.

M-REAL CORPORATION

Jouko M. Jaakkola
President & CEO

Further information:

Aarre Metsävirta
Senior Executive Vice President
tel. +358 10 469 4301
mobile +358 50 1460

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M-real Corporation Stock Exchange Bulletin 17.9.2003 at 13.45

BOTNIA IS PLANNING TO BUILD A SAWMILL IN RUSSIA

Botnia is planning to build a sawmill in the town of Podporozhye in north-west Russia. The town is located in the Leningrad Region some 300 km north-east of St. Petersburg.

The medium-sized sawmill will be equipped with modern sawmilling technology. The final decision of the investment will be made when all the needed clarifications are made and the necessary contracts and permits with the local and regional authorities and contractors have been clarified. The intention is that the sawmill production will start in 2005.

Botnia is also planning to build a second sawmill in Suda in Vologda Region.

Botnia, Europe's second largest producer of chemical pulp, is owned by UPM-Kymmene (47%), M-real (47%) and Metsäliitto (6%). It produces bleached softwood and hardwood pulps around 2.7 million tonnes a year. When operating at full capacity, Botnia processes around 13 million cubic metres of wood annually.

For more information contact:

Erkki Varis, President & CEO, Oy Metsä-Botnia Ab, tel. +358 50 2409
Heikki Sara, Executive Vice President, UPM-Kymmene Corporation, tel. +358 204 150 040
Heikki Saarinen, Chief Financial Officer, M-real Corporation, tel. +358 50 598 7142

M-real Corporation Stock Exchange Announcement 10.9.2003 at 10.00

M-REAL HAS MADE THE FINAL BID FOR THE PORTUCEL STAKE

M-real Corporation has made the final bid for a minority shareholding of 25 % in Portucel on September 9, 2003. M-real decided not to make any material changes in the content of the original bid. The price set by the Portuguese government is approximately 400 MEUR. The value of the office paper business in M-real´s bid is approximately 1 000 MEUR.

The original bid was made on June 4, 2003.

The Portuguese government is expected to publish their proposal for the Portucel Shareholders´ Meeting within a few weeks.

M-REAL CORPORATION

Jouko M. Jaakkola
President and CEO

For further information, please contact:

Jouko M. Jaakkola, President and CEO, +358 10 469 4118

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M-real Corporation Stock Exchange Bulletin 24.6.2003 at 13.30

ARBITRAL AWARD ON THE REDEMPTION OF MINORITY SHARES IN METSÄ TISSUE CORPORATION

The Arbitral Tribunal appointed by the Central Chamber of Commerce has on June 24.6.2003 confirmed in its arbitral award that the redemption price of the minority shares in Metsä Tissue Corporation is EUR 12,30 per share. The redemption price will be paid to the minority shareholders of Metsä Tissue Corporation as soon as possible after the arbitral award has gained legal force.

M-REAL CORPORATION

For further information:
Veli-Matti Mynttinen
Executive Vice President, Marketing & Sales, M-real Corporation,
Tel. +358 10 469 4655
Mobile +358 50 2895

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M-real Corporation Stock Exchange Bulletin 12.6.2003 at 14.00

M-REAL STREAMLINES ITS ORGANISATION

The Board of Directors of M-real Corporation has decided on June 12, 2003 to change M-real's organisation to strengthen customer focus and improve operational efficiency in M-real.

M-real's organisation comprises of Marketing & Sales, Operations and corporate functions.

Executive Vice President Veli-Matti Mynttinen has been appointed as a head of Marketing & Sales. Marketing & Sales organisation include business areas and sales units. The business areas are:

- Cartons
- Graphics
- Offices
- Specialities

Senior Executive Vice President Aarre Metsävirta continues to lead Operations. In addition to this responsibility he has been appointed as the deputy CEO of M-real.

The corporate functions are Finance & Control, Corporate Strategy, Corporate Services and Legal Affairs.

Senior Vice President Heikki Saarinen has been appointed as a CFO in Finance & Control. He is also responsible of Investor Relations. Saarinen previously held a position of Managing Director in Metsä Finance. Senior Vice President Matti Mörsky, Business Development, acts as a head of Corporate Strategy function. Corporate Services function is responsible of human resources, communication and social responsibility. Senior Vice President Ari Himma has been appointed as a head of Corporate Services.

Seppo Tuomola, Senior Vice President, and Nina Kuulusa, Vice President, continue to lead Legal Affairs.

Corporate Executive Board (CEB) consists of Jouko M. Jaakkola (chairman), Aarre Metsävirta (vice chairman), Veli-Matti Mynttinen, Heikki Saarinen and Ari Himma. Matti Mörsky, Seppo Tuomola, Nina Kuulusa and Karl-Johan Lindborg, President & CEO of Map Merchant Group, also report to President & CEO of M-real.

All above informed appointments are effective as of June 13, 2003.

M-REAL CORPORATION

Jouko M. Jaakkola
President & CEO

For further information, please contact:

Jouko M. Jaakkola, President and CEO, M-real Corporation
tel. +358 10 469 4118, mobile +358 50 2261

Attachment : New organisation chart


President & CEO
Jouko M. Jaakkola
Corporate Services
Ari Himma, SVP
Legal Affairs
Seppo Tuomola, SVP
Nina Kuulusa, VP
Investments
Operations
Aarre Metsävirta
SEVP
Deputy CEO
Marketing & Sales
Veli-Matti Mynttinen
EVP
Finance & Control
Heikki Saarinen
SVP&CFO
Corporate Strategy
acting
SVP Matti Mörsky
Map Merchant Group
Karl-Johan Lindborg

Press releases

M-real Corporation Stock Exchange Bulletin 11.6.2003 at 15.00

M-real and IBM have finalised the agreement on M-real's IT services

M-real Corporation and IBM Global Services have finalised negotiations and signed an agreement on M-real's IT services. The partnership, announced as a letter of intent on April 14, is to support M-real's business strategy implementation and covers the development of business applications and the provision of basic information technology infrastructure services worldwide by IBM.

The agreement is effective as of September 1, 2003 and it is valued at about EUR 550 million over a 10-year period. The agreement will gradually lead to 35 per cent reduction in M-real's IT costs. The pre-tax capital gain for M-real on the sell of Logisware Oy is about EUR 10 million and will be booked on third quarter.

The agreement includes the transfer of M-real IT services operations and the operations of Logisware Oy, both present in several European countries, to IBM's global organisation. According to the agreement, approximately 300 persons, currently employed both in M-real IT units and in Logisware, will be transferred to IBM organisation. Part of the Logisware personnel will be transferred to M-real and Metsäliitto.

The agreement is subject to competition authorities' approval.

M-REAL CORPORATION
Corporate communications

For more information, please contact:
Veli-Matti Mynttinen, Executive Vice President & CFO, M-real Corporation
tel. +358 10 469 4655, mobile +358 50 2895
›› www.portucelsoporcel.com

M-real Corporation Stock Exchange Bulletin 10.6.2003 at 16.00

M-REAL CORPORATION HAS OBTAINED TITLE TO THE ENTIRE SHARE CAPITAL IN METSÄ TISSUE CORPORATION

The Arbitration Tribunal appointed by the Central Chamber of Commerce confirmed today that M-real Corporation´s right to redeem the minority shares in Metsä Tissue Corporation is not in dispute and that M-real Corporation has a right to obtain title to the minority shares by placing a security approved by the Arbitration Tribunal to secure the payment of the redemption price.

M-real Corporation has today placed the security approved by the Arbitration Tribunal to secure the payment of the redemption price and has thus obtained title to the entire share capital of Metsä Tissue Corporation in accordance with Chapter 14 Section 21 of the Companies Act.

The redemption price will be paid to the minority shareholders of Metsä Tissue Corporation as soon as possible after the arbitration award regarding the redemption price, which will be rendered at a later date, has gained legal force.

Metsä Tissue Corporation has today filed an application for the delisting of its shares from the Main List of the Helsinki Exchanges.

M-REAL CORPORATION

Further information:

Veli-Matti Mynttinen, Executive Vice President & CFO, M-real Corporation, tel. +358 10 469 4655, Mobile +358 50 2895

m·real

Press releases

M-real Corporation Stock Exchange Bulletin 4.6.2003 at 19.05

M-REAL MAKES A BID FOR A 25% STAKE IN THE PORTUCEL SOPORCEL GROUP

M-real Corporation has made a bid to the Portuguese State for a minority shareholding of 25% in the Portuguese pulp and paper company Portucel Soporcel Group.

The Portuguese State is in the process of re-privatizing the Portucel Soporcel Group and is decreasing its ownership in the company to 34.00 per cent. According to the bid, M-real would have a 25.00 per cent holding in the company, thus becoming the biggest industrial owner, while 41.00 per cent would remain in the ownership of other shareholders.

As part of the bid, M-real would transfer its Home & Office business to the Portucel Soporcel Group, including four paper mills and one pulp mill (Wifsta in Sweden, Alizay and Pont Sainte Maxence in France and New Thames in the UK). The uncoated fine paper production of Husum paper mill would be supplied to Portucel with a long-term agreement.

This would lead to debt reduction and strengthen M-real Corporation's balance sheet.

"M-real has evaluated several options for developing our Home & Office business, and the bid we have made to the Portuguese government would provide a good way to build the future of the uncoated fine paper business in Europe," says Jouko M. Jaakkola, President and CEO of M-real.

M-REAL CORPORATION
Corporate communications

For further information, please contact:

Jouko M. Jaakkola, President and CEO, M-real Corporation,
tel. +358 10 469 4118
mobile +358 50 2261

About M-real Corporation

M-real enhances its global customers' business by providing excellent fibre-based solutions for consumer packaging, communications and advertising end-uses. In the selected core businesses of paper and paperboard, M-real is one of the leading producers and suppliers in Europe.

The company's strategy is based on managing the value chain from end-use to sourcing. M-real serves its customers through its global sales network. Customers consist of publishers, printers, paper merchants, offices and well-known consumer product companies.

M-real's turnover in 2002 amounted to EUR 6.6 billion. Headquartered in Finland, with a presence in over 70 countries worldwide, M-real employs approximately 20,300 people.

The turnover of M-real's Home & Office business area in 2002 was EUR 782 million and it had a payroll of 2,100 employees. The main market area is Western Europe and the biggest customers are merchants, large corporations and consumers. Home & Office has a production capacity of 1.2 million tonnes.

About the Portucel Soporcel Group

The Portucel Soporcel Group currently has a production capacity of over 1.0 million tonnes of paper and 1.2 million tonnes of pulp, with 180 thousand hectares of forest. The company had turnover of EUR 1,086 million in 2002. The Group's three mills are located in Setúbal, Figueira da Foz and Cacia. Portucel common shares are listed on the Euronext Lisbon stock exchange.

›› www.portucelsoporcel.com

M-REAL CHANGES FINANCIAL REPORTING OF ITS BUSINESS AREAS

M-real changes the accounting principles of M-real Zanders GmbH (Zanders) and M-real's fully owned pulp mills in its business areas' financial reporting.

Zanders, which has previously been reported separately, will be consolidated fully into the Commercial printing business area.

The operating profit and the capital employed of M-real's fully owned pulp mills will be allocated to the business areas in proportion to their purchases of pulp. The same change has already previously been made for Oy Metsä-Botnia Ab's pulp.

The financial reporting of M-real's business areas according to the above-mentioned changes is valid as from the beginning of 2003. The turnover, operating profit, operating profit margin, capital employed and return on capital employed of each business area from years 2001 and 2002, calculated according to the new allocation principle, are attached. The pulp mills' consolidated goodwill and goodwill amortisation will be treated in the business areas in proportion to their purchases of pulp.

The changes do not affect on M-real Group's figures.

M-REAL CORPORATION

Corporate communications

M-REAL-GROUP

Quarterly data according to new pulp allocation

TURNOVER EUR Million	Quarter I-IV 2002	2001	Quarterly IV 02	III 02	II 02	I 02	IV 01
Commercial printing	1 638,4	1 765,8	368,1	403,6	412,5	454,2	437,1
Home & Office	782,7	749,2	200,8	183,4	183,7	214,8	190,7
Publishing	790,1	924,4	204,0	191,0	193,5	201,6	210,5
Consumer packaging	921,1	951,3	227,0	231,7	232,4	230,0	242,7
Map Merchant Group	1 542,8	1 635,6	375,0	371,7	387,1	409,0	389,3
Metsä Tissue	647,8	649,6	170,7	162,2	155,7	159,2	163,2
Internal sales and other operations	241,4	247,4	41,7	60,6	71,8	67,3	68,2
GROUP TOTAL	6 564,2	6 923,3	1587,3	1604,1	1636,7	1736,1	1 701,7

OPERATING PROFIT AND RESULT EUR Million	Quarter I-IV 2002	2001	Quarterly IV 02	III 02	II 02	I 02	IV 01
Commercial printing	106,7	91,1	16,6	22,9	28,3	38,9	31,8
Home & Office	102,8	66,5	19,6	28,3	26,1	28,8	14,8
Publishing	43,1	80,6	8,8	16,5	0,9	17,0	10,2
Consumer packaging	83,4	130,9	7,0	25,3	17,3	33,8	28,8
Map Merchant Group	-14,9	-3,6	-9,3	-5,9	-0,9	1,2	-14,4
Metsä Tissue	43,1	36,5	5,9	17,2	8,4	11,6	13,8
Other operations	-39,9	-12,8	2,2	-7,2	-22,4	-12,5	-12,7
OPERATING PROFIT	324,3	389,2	50,7	97,1	57,7	118,8	72,3
% of turnover	4,9	5,6	3,2	6,1	3,5	6,8	4,3
Net exchange gains/losses	-30,5	-22,7	5,0	-16,8	0,2	-18,8	-19,9
Other financial income and expenses	-159,5	-212,5	-45,6	-38,7	-37,2	-38,0	-46,8
PROFIT BEFORE EXTRAORDINARY ITEMS	134,3	154,0	10,1	41,5	20,7	62,0	5,6
% of turnover	2,0	2,2	0,6	2,6	1,3	3,6	0,3

OPERATING PROFIT, %	Quarter I-IV		Quarterly				
	2002	2001	IV 02	III 02	II 02	I 02	IV 01
Commercial printing	6,5	5,2	4,5	5,7	6,9	8,6	7,3
Home & Office	13,1	8,9	9,8	15,4	14,2	13,4	7,8
Publishing	5,5	8,7	4,3	8,6	0,5	8,4	4,8
Consumer packaging	9,1	13,8	3,1	10,9	7,4	14,7	11,9
Map Merchant Group	-1,0	-0,2	-2,5	-1,6	-0,2	0,3	-3,7
Metsä Tissue	6,7	5,6	3,5	10,6	5,4	7,3	8,5
GROUP TOTAL	4,9	5,6	3,2	6,1	3,5	6,8	4,3

m·real

M-REAL-GROUP

Quarterly data according to old allocation

TURNOVER EUR Million	Quarter I-IV 2002	2001	Quarterly IV 02	III 02	II 02	I 02	IV 01
Commercial printing	1 218,1	1 289,4	293,1	291,0	300,1	333,9	325,2
Home & Office	934,1	875,1	221,5	222,2	234,6	255,8	223,7
Publishing	790,1	924,4	204,0	191,0	193,5	201,6	210,5
Consumer packaging	921,1	951,3	227,0	231,7	232,4	230,0	242,7
Map Merchant Group	1 542,8	1 635,6	375,0	371,7	387,1	409,0	389,3
Zanders	459,4	512,9	83,7	122,4	121,7	131,6	120,1
Metsä Tissue	647,8	649,6	170,7	162,2	155,7	159,2	163,2
Internal sales and other operations	50,8	85,0	12,3	12,0	11,6	15,0	27,0
GROUP TOTAL	6 564,2	6 923,3	1587,3	1604,1	1636,7	1736,1	1 701,7

OPERATING PROFIT AND RESULT EUR Million	Quarter I-IV 2002	2001	Quarterly IV 02	III 02	II 02	I 02	IV 01
Commercial printing	97,0	79,6	19,8	19,9	25,0	32,3	34,1
Home & Office	107,2	84,7	19,9	32,8	24,6	29,9	10,3
Publishing	39,4	74,7	9,4	14,4	-0,7	16,3	8,3
Consumer packaging	83,4	130,0	8,1	24,8	16,7	33,8	28,0
Map Merchant Group	-14,9	-3,6	-9,3	-5,9	-0,9	1,2	-14,4
Zanders	2,4	0,2	-4,1	-1,5	1,9	6,1	-2,0
Metsä Tissue	43,1	36,5	5,9	17,2	8,4	11,6	13,8
Other operations	-33,3	-12,9	1,0	-4,6	-17,3	-12,4	-5,8
OPERATING PROFIT	324,3	389,2	50,7	97,1	57,7	118,8	72,3
% of turnover	4,9	5,6	3,2	6,1	3,5	6,8	4,3
Net exchange gains/losses	-30,5	-22,7	5,0	-16,8	0,2	-18,8	-19,9
Other financial income and expenses	-159,5	-212,5	-45,6	-38,7	-37,2	-38,0	-46,8
PROFIT BEFORE EXTRAORDINARY ITEMS	134,3	154,0	10,1	41,5	20,7	62,0	10,1
% of turnover	2,0	2,2	0,6	2,6	1,3	3,6	0,3

OPERATING PROFIT, %	Quarter I-IV		Quarterly				
	2002	2001	IV 02	III 02	II 02	I 02	IV 01
Commercial printing	8,0	6,2	6,8	6,8	8,3	9,7	10,5
Home & Office	11,5	9,7	9,0	14,8	10,5	11,7	4,6
Publishing	5,0	8,1	4,6	7,5	-0,4	8,1	3,9
Consumer packaging	9,1	13,7	3,6	10,7	7,2	14,7	11,5
Map Merchant Group	-1,0	-0,2	-2,5	-1,6	-0,2	0,3	-3,7
Zanders	0,5	0,0	-4,9	-1,2	1,6	4,6	-1,7
Metsä Tissue	6,7	5,6	3,5	10,6	5,4	7,3	8,5
GROUP TOTAL	4,9	5,6	3,2	6,1	3,5	6,8	4,3

M-REAL–GROUP
According to new pulp allocation

RETURN ON CAPITAL EMPLOYED, %	Year 2002	2001
Commercial printing	7,1	6,2
Home & Office	10,4	6,3
Publishing	3,5	5,7
Consumer packaging	9,1	14,9
Map Merchant Group	-3,0	-0,8
Metsä Tissue	13,2	10,3
GROUP TOTAL	5,8	6,9

CAPITAL EMPLOYED, EUR Million	12/02	12/01
Commercial printing	1 555,6	1 621,1
Home & Office	1 030,6	1 023,7
Publishing	1 210,6	1 372,8
Consumer packaging	991,6	934,0
Map Merchant Group	410,4	484,8
Metsä Tissue	325,5	342,3
Other assets	372,8	515,1
GROUP TOTAL	5 897,1	6 293,8

m·real

M-REAL–GROUP
According to old pulp allocation

RETURN ON CAPITAL EMPLOYED, %	Year 2002	2001
Commercial printing	8,8	6,9
Home & Office	9,6	6,6
Publishing	3,5	6,0
Consumer packaging	9,7	15,0
Map Merchant Group	-3,0	-0,8
Zanders	0,9	0,3
Metsä Tissue	13,2	10,3
GROUP TOTAL	5,8	6,9

CAPITAL EMPLOYED, EUR Million	12/02	12/01
Commercial printing	1 113,5	1 178,6
Home & Office	1 129,9	1 179,4
Publishing	1 103,9	1 219,4
Consumer packaging	944,4	904,6
Map Merchant Group	410,4	484,8
Zanders	341,7	323,9
Metsä Tissue	325,5	342,3
Other assets	527,8	660,8
GROUP TOTAL	5 897,1	6 293,8

Press releases

M-real Corporation Stock Exchange Bulletin 14.4.2003 at 14.00

M-REAL ENTERS PARTNERSHIP NEGOTIATIONS WITH IBM

M-real Corporation and IBM Global Services have today signed a letter of intent about a strategic partnership covering the development of business applications and the provision of basic information technology infrastructure services worldwide by IBM. IBM will also contribute its forest and paper industry expertise to the partnership.

The intended partnership agreement includes the transfer of M-real IT services operations and the operations of Logisware Oy, both present in several European countries, to IBM global organisation. According to the agreement, almost 300 persons, currently employed both in M-real IT units and in Logisware, will be transferred to IBM organisation.

The partnership is to support M-real's business strategy implementation and will also lead to significantly increased IT cost efficiency for M-real.

M-REAL CORPORATION
Corporate communications

For more information, please contact:

Veli-Matti Mynttinen
Executive Vice President & CFO, M-real Corporation
tel. +358 10469 4655
Mobile +358 50 2895

Olavi Maanavilja
Vice President, Information Technology, M-real Corporation
tel. +358 10469 5057
Mobile +358 50 553 4992

m·real

Press releases

2003-04-07

EMISSIONS FROM M-REAL DECREASED BY 8 PERCENT

Total emissions from the M-real group decreased during 2002 by 8% per tonne of produced paper and pulp.

During 2002 M-real's total production of paper and pulp increased by 7.9% but the emissions in absolute terms of green gas emissions, acidifying emissions and eutrofying emissions decreased by 2.1 to 5.4%. The Total emissions decreased slightly in absolute terms, but taking the increase of production into account a decrease by nearly 8% per tonne was reached.

The strongest decreases per tonne of production are sulphur dioxide (-15%) and solid waste landfilled (-26%).

M-real's energy consumption per tonne produced paper and board has decreased by 4 % and more than half of the energy needed is produced internally.

The share of certified wood raw material delivered to M-real mills was 61%. In Russia and the Baltic countries, 164 audits of logging operations have been conducted to ensure that logging procedures comply with wood procurement environmental policy.

The total operative environmental costs amounted to EUR 66 million. The total environmental investment in 2002 amounted to EUR 15 million.

All figures and facts above are taken from M-real's Environmental Report 2002, which can be found under Publications in the Environmental section.

›› Publications

For further information, please contact:

Armi Temmes
Vice President, Environmental affairs
telephone +358 1046 94140.

RECEIVED
2004 DEC 22 A 11:50
OFFICE OF INTERNATIONAL CORPORATE FINANCE

M-real Corporation Stock Exchange Bulletin 20.3.2003 at 10.30

THE RESULT OF M-REAL'S REDEMPTION OFFER (CORRECTION TO THE TOTAL SHARE AMOUNT)

M-real Corporation's redemption offer made through its subsidiary M-real Tissue Oy for all the remaining shares and warrants of Metsä Tissue Corporation expired on March 17, 2003. Through the redemption offer M-real Tissue has redeemed a total of 548 257 shares of Metsä Tissue. Together with the shares purchased from the market M-real and M-real Tissue together hold 29 968 742 shares in Metsä Tissue representing approximately 99,9 percent of all the shares and votes in Metsä Tissue. 966 000 warrants (ie all outstanding warrants) subject to the redemption offer have been redeemed.

M-real has launched a redemption procedure in accordance with the Companies Act in order to redeem the shares of the remaining shareholders in Metsä Tissue.

M-REAL CORPORATION

Veli-Matti Mynttinen
Executive Vice President & CFO

For more information, please contact:

Veli-Matti Mynttinen, Executive Vice President & CFO, M-real Corporation, tel. +358 10469 4655, Mobile +358 50 2895

M-real Corporation Stock Exchange Bulletin 20.3.2003 at 9.15

THE RESULT OF M-REAL'S REDEMPTION OFFER

M-real Corporation's redemption offer made through its subsidiary M-real Tissue Oy for all the remaining shares and warrants of Metsä Tissue Corporation expired on March 17, 2003. Through the redemption offer M-real Tissue has redeemed a total of 548 257 shares of Metsä Tissue. Together with the shares purchased from the market M-real and M-real Tissue together hold 29 811 692 shares in Metsä Tissue representing approximately 99,9 percent of all the shares and votes in Metsä Tissue. 966 000 warrants (ie all outstanding warrants) subject to the redemption offer have been redeemed.

M-real has launched a redemption procedure in accordance with the Companies Act in order to redeem the shares of the remaining shareholders in Metsä Tissue.

M-REAL CORPORATION

Veli-Matti Mynttinen
Executive Vice President & CFO

For more information, please contact:

Veli-Matti Mynttinen, Executive Vice President & CFO, M-real Corporation, tel. +358 10469 4655, Mobile +358 50 2895

m·real

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Press releases

M-real Corporation Stock Exchange Bulletin 17.3.2003 at 16.00

Resolutions of M-real 's annual general meeting

The Annual General Meeting of M-real Corporation,which was held on 17 March 2003, approved the company 's financial statements for 2002 and granted discharge from liability to the members of the Board of Directors and the President &CEO.

In addition,the Annual General Meeting approved M-real 's consolidated profit and loss account and balance sheet for the financial year 1 January 2002 -31 December 2002.

Dividend
The Annual General Meeting resolved to pay a dividend of EUR 0.60 per share for the financial year ended 31 December 2002,for a total of EUR 107,339,655.The dividend will be paid to shareholders who on the record date,20 March 2003,have been entered in the company 's list of shareholders kept by Finnish Central Securities Depository Ltd.The dividend will be paid out on 27 March 2003.

Board of Directors
The members of M-real 's Board of Directors elected by The Annual General Meeting were Antti Oksanen,President of Metsäliitto Group,Counsellor of Mining;Arimo Uusitalo, Counsellor of Agriculture;Timo Haapanen,Counsellor of Agriculture; Asmo Kalpala, CEO, Tapiola Group; Erkki Karmila, Deputy Managing Director, Nordic Investment Bank; Runar Lillandt, Counsellor of Agriculture; Matti Niemi, Executive Vice President of Varma-Sampo Mutual Pension Insurance Company; and Antti Tanskanen, Chairman and CEO, OKO Bank Group. At its organization meeting, the Board of Directors elected Antti Oksanen as its Chairman and Arimo Uusitalo as its Vice Chairman.

The term of office of members of the Board of Directors lasts until the end of the next Annual General Meeting.

Auditors
Elected as M-real 's auditors were Göran Lindell, Authorized Public Accountant, and the firm of independent public accountants PricewaterhouseCoopers Oy, with Ilkka Haarlaa, M.Sc. (Econ.), Authorized Public Accountant, acting as Chief Auditor and Björn Renlund, Authorized Public Accountant, and Jouko Malinen, Authorized Public Accountant, acting as deputy auditors.

The term of office of the auditors and deputy auditors lasts until the end of the next Annual General Meeting.

Veli-Matti Mynttinen
Executive Vice President & CFO

For additional information please contact:

Veli-Matti Mynttinen,Executive Vice President &CFO, M-real Corporation
tel.+358 10 469 4655,mobile +358 50 2895

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M-real Corporation Stock Exchange Release 3.3.2003 at 16.00

M-REAL CORPORATION TO EXERCISE ITS RIGHT TO REDEEM ALL REMAINING SHARES IN METSä TISSUE CORPORATION

M-real, together with its wholly owned subsidiary, M-real Tissue Oy (the "Subsidiary"), holds more than nine tenths (9/10) of the shares and votes in Metsä Tissue. As a consequence of the exceeding of said threshold, M-real has the right, based on Chapter 14, Section 19 of the Finnish Companies Act, to redeem the shares held by other shareholders in Metsä Tissue at fair value. On 3 March at 2 pm, the current holding of M-real and the Subsidiary in Metsä Tissue is 29 518 952 shares corresponding to 98,40 per cent of all the shares and votes in Metsä Tissue.

M-real has notified Metsä Tissue that it will exercise its redemption right under the Finnish Companies Act to redeem the shares held by the remaining shareholders in Metsä Tissue. M-real's claim based on the redemption right is the following:

Redemption Price of the Shares

The redemption price is EUR 12.30 per Share (the "Redemption Price"), which in M-real's view shall be considered as the fair value of the Shares according to the Finnish Companies Act.

The Redemption Price corresponds to the consideration offered by the Subsidiary in the mandatory redemption offer for Metsä Tissue's Shares announced on 14 February 2003 (the "Redemption Offer").

The volume weighted average share price paid for Metsä Tissue´s Shares on the main list of the Helsinki Securities and Derivatives Exchange, Clearing House Ltd. (the "Helsinki Exchanges") during the past 12 months prior to the triggering of the redemption obligation under Chapter 6, Section 6 of the Finnish Securities Market Act is, the triggering deal excluded, EUR 9,81. The volume weighted average share price paid for Metsä Tissue´s Shares on the main list of the Helsinki Exchanges during the past 12 months prior to the triggering of the redemption obligation under Chapter 6, Section 6 of the Finnish Securities Market Act is, the triggering deal included, EUR 11,71.

Transfer Tax and Payments

M-real will be responsible for possible transfer tax payable in Finland deriving from the redemption of the Shares as well as for the payments and charges arising from the book-entry registrations carried out as a consequence of the redemption.
The background of this redemption claim has been presented in more detail in the Redemption Offer Document of the Subsidiary, which is available at the security offices of Osuuspankki and Okopankki Oyj and at HEX Gate, Fabianinkatu 14, 00130 Helsinki.

In accordance with this redemption claim M-real will initiate arbitration as provided in the Finnish Companies Act.

The shareholders of Metsä Tissue are requested to note, that the term of acceptance (the "Redemption Term") of the Subsidiary's Redemption

Offer has started on 17 February 2003 and lasts until 17 March 2003 (16.30 o'clock Finnish time), unless the Redemption Term is continued. The shareholders of Metsä Tissue may, despite M-real's redemption claim, accept the Subsidiary's Redemption Offer, if they so wish, by acting in a way described in page 9 of the Redemption Offer Document.

Metsä Tissue will on basis of M-real's redemption claim file an application to the District Court of Helsinki, Finland in which it requests a trustee to be appointed in order to supervise the interests of absent shareholders during the redemption and arbitral procedures. According to the Finnish Companies Act the trustee is entitled to agree on the redemption terms on behalf of unknown shareholders and to represent all absent shareholders in the arbitration mentioned in M-real's claim. The contact information of the trustee is available to the shareholders at Metsä Tissue and the Finnish Trade Register after the appointment of the trustee and the registration of the appointment with the Trade Register have taken place.

M-REAL CORPORATION

Corporate communications

For further information, please contact:

Veli-Matti Mynttinen, Executive Vice President, M-real Corporation, tel. +358 10 469 4655, GSM +358 50 2895

THIS STOCK EXCHANGE RELEASE MUST NOT BE RELEASED OR DISTRIBUTED IN WHOLE OR IN PART IN OR INTO THE UNITED STATES, CANADA OR JAPAN.

M-real Corporation Stock Exchange Bulletin 27.2.2003 at 16.30

M-REAL'S ANNUAL REPORT 2002 PUBLISHED

M-real's annual report 2002 is published.

An on line- version is published at www.m-real.com. It is available both in English and Finnish.

Printed copy can be ordered from M-real's Corporate communications by fax +358 10 469 4531 or by email corporate.communications@m-real.com.

M-REAL OYJ

Corporate communications

m-real

M-real Corporation Stock Exchange Bulletin 14.2.2003 at 13.30 1(6)

M-REAL LAUNCHES A MANDATORY REDEMPTION OFFER FOR ALL ISSUED AND OUTSTANDING SHARES AND WARRANTS IN METSÄ TISSUE

M-real Corporation, which together with its subsidiaries currently owns 97,5 per cent of the shares of Metsä Tissue Corporation, launches a mandatory redemption offer for all the remaining shares and warrants of Metsä Tissue that are not already owned by M-real Group. The redemption offer will be carried out through M-real Tissue Oy (the "Offeror"), a wholly owned subsidiary of M-real. M-real Group's intention is to acquire full ownership of Metsä Tissue.

As announced on 20 January 2003, the redemption price is EUR 12.30 in cash per each share. The redemption price for each A Warrant is EUR 0,58 in cash, for each B Warrant EUR 0,58 in cash and for each C Warrant EUR 0,58 in cash. The Board of Directors of Metsä Tissue has on 5 February 2003 decided to amend the restriction on transfer of C Warrants so that the holders of such Warrants can accept the redemption offer.

The acceptance period of the redemption offer will commence on 17 February 2003 and expire on 17 March 2003. The Offeror reserves the right to extend the offer period.

The redemption offer document will be available in Finnish and in English from 17 February 2003 onwards at the OKO Bank Group member banks' branches offering securities services and at HEX Gate, Fabianinkatu 14, 00130 Helsinki. The redemption offer document will be sent to all shareholders of Metsä Tissue who have been directly registered in the shareholders' register maintained by the Finnish Central Securities Depository on or about 12 February 2003. The account operators and asset managers will send to the shareholders that are their customers an acceptance form together with instructions, if so has been agreed upon with the relevant shareholder. The acceptance forms are also available from the OKO Bank Group member banks' branches offering securities services. The acceptance form together with instructions and the redemption offer document will be sent to all warrant holders.

In accordance with the recommendation included in the Financial Supervision Authority's statement K/44/2002 the Board of Directors of the Offeror has asked the Board of Directors of Metsä Tissue to give a public statement on the redemption offer. The Board of Directors of Metsä Tissue has, however, been of the opinion that such a public statement is not justifiable in the present situation considering M-real Group's current ownership in the company, the small number of shareholders, the costs to the company resulting from a public statement and other related issues.

The terms and conditions of the redemption offer in their entirety are attached to this stock exchange release.

THIS STOCK EXCHANGE RELEASE MUST NOT BE RELEASED OR DISTRIBUTED IN WHOLE OR IN PART IN OR INTO THE UNITED STATES, CANADA OR JAPAN. THE REDEMPTION OFFER IS NOT BEING MADE DIRECTLY OR INDIRECTLY IN ANY JURISDICTION WHERE PROHIBITED BY APPLICABLE LAW AND THE REDEMPTION OFFER DOCUMENT AND RELATED ACCEPTANCE FORMS ARE NOT AND MAY NOT BE DISTRIBUTED, FORWARDED OR TRANSMITTED INTO OR FROM ANY JURISDICTION WHERE PROHIBITED BY APPLICABLE LAW. IN PARTICULAR, THE REDEMPTION OFFER IS NOT BEING MADE, DIRECTLY OR INDIRECTLY, IN OR INTO, OR BY USE OF THE MAILS OF, OR BY ANY MEANS OF INSTRUMENTALITY (INCLUDING, WITHOUT LIMITATIONS, MAIL, FACSIMILE TRANSMISSION, E-MAIL OR TELEPHONE) OF INTERSTATE OR FOREIGN COMMERCE OF, OR ANY FACILITIES OF A NATIONAL SECURITIES EXCHANGE OF THE UNITED STATES, CANADA OR JAPAN AND THE

REDEMPTION OFFER CANNOT BE ACCEPTED BY ANY SUCH USE, MEANS OR INSTRUMENTALITY OR FROM WITHIN THE UNITED STATES, CANADA OR JAPAN.

ENCLOSURE 1: The terms and conditions of the redemption offer

TERMS AND CONDITIONS OF THE REDEMPTION OFFER

The following sets forth the terms and conditions of the Redemption Offer. Capitalized terms appearing in these terms and conditions of the Redemption Offer that are not defined in this section 2 have the meanings ascribed to such terms in the preceding sections of this Redemption Offer Document.

Object of the Redemption Offer

Shares

Through the Redemption Offer, the Offeror offers to redeem all the issued and outstanding Shares in the Company on the terms and subject to the conditions set forth below.

Warrants

Through the Redemption Offer, the Offeror offers to redeem all the Warrants of the Company on the terms and subject to the conditions set forth below.

Should holders of Warrants subscribe for new shares in the Company in accordance with the terms and conditions of such Warrants before the expiry of the Offer Period or, if the Offer Period has been extended, before the expiry of the extended Offer Period, such holder may tender the new shares in the Company subscribed for by virtue of such Warrants in the Redemption Offer after the new shares in the Company have been registered in the subscriber's book-entry account.

The Board of Directors of the Company has by its resolution passed on February 5, 2003 amended the restriction on the transfer of the C Warrants under the terms and conditions of the Warrants to the extent that the relevant holders of C Warrants could tender such Warrants in the Redemption Offer. The resolution by the Board of Directors does not otherwise change the terms and conditions of the Warrants, and Warrant holders shall, pursuant to the decision by the Board of Directors of the Company, not have the right to transfer such Warrants before the commencement of the relevant subscription period otherwise than by tendering them in the Redemption Offer.

Under the terms and conditions of the Warrants, should a holder of Warrants cease to be employed by or in the service of the Metsä Tissue Group for any other reason than retirement or death, such holder shall without delay offer to the Company free of charge any Warrants for which the share subscription period under the terms and conditions of the Warrants had not begun at the last day of such holder's employment. The amendment to the restriction on the transfer of the C warrants referred to above does not cover Warrants that, pursuant to their terms and conditions, have been or shall be offered to the Company free of charge prior to the expiry of the Offer Period or, if the Offer Period has been extended, before the expiry of the extended Offer Period, unless otherwise decided by the Company.

Offer Price

The Share Offer Price for each Share validly tendered for redemption in accordance with the terms and conditions of the Redemption Offer is EUR 12.30 in cash.

The Warrant Offer Price for each Warrant validly tendered for redemption in accordance with the terms and conditions of the Redemption Offer is

EUR 0,58 in cash for each A Warrant;
EUR 0,58 in cash for each B Warrant; and
EUR 0,58 in cash for each C Warrant.

The share subscription period under A Warrants began on April 1, 2001 and under B Warrants on April 1, 2002. The share subscription period under C Warrants begins on April 1, 2003. The share subscription period under all Warrants ends on April 30, 2004. Each Warrant entitles its holder to subscribe one share in the Company for a share subscription price of EUR 12.61 per share.

Offer Period

The Offer Period commences on February 17, 2003 at 9.30 a.m. (Finnish time) and expires on March 17, 2003 at 4.30 p.m. (Finnish time), unless the Offer Period is extended as set forth below.

The Offeror reserves the right to extend the Offer Period by giving notice thereof not later than on the first Finnish business day following the expiry of the Offer Period or any extended Offer Period. The Offer period may be extended by the Offeror to expire on May 19, 2003 at the latest.

Acceptance Procedure of the Redemption Offer

Opstock is responsible for carrying out the Redemption Offer and the sale and purchase of Shares and Warrants in connection with the Redemption Offer.

Shareholders

The book-entry account operators and asset managers will send a notification of the Redemption Offer, including instructions and the relevant acceptance form, to their customers who are on or about February 12, 2003 registered as shareholders in the Company's shareholders' register maintained by the Finnish Central Securities Depository Ltd. ("FCSD"), if so agreed between the account operator or the asset manager and the shareholder or otherwise. The acceptance forms are also available from the OKO Bank Group member banks' branches offering securities services.

A shareholder in the Company who is directly registered in the shareholders' register of the Company and who wishes to accept the Redemption Offer shall submit the properly completed and duly executed acceptance form to the account operator or asset manager managing the shareholder's book-entry account in accordance with their instructions or in the case that such account operator or asset manager does not accept acceptance forms, to the OKO Bank Group member banks' branches offering securities services. The acceptance form shall be submitted so that it is received during the Offer Period or, if the Offer Period has been extended, during such extended Offer Period, always in accordance with the instructions of the relevant account operator or asset manager. The method of delivery of acceptance forms is at the shareholder's option and risk and the delivery will be deemed made only when actually received by such account operator or asset manager or the OKO Bank Group member banks' branch offering securities services.

By accepting the Redemption Offer, the shareholders in the Company authorize Opstock as the arranger of the Redemption Offer and/or the account operator or asset manager managing the shareholder's book-entry account to sell the Shares to the Offeror pursuant to the terms and conditions of the Redemption Offer.

A shareholder may accept the Redemption Offer only unconditionally and in relation to all the Shares held by such shareholder. Any partial or conditional tender of Shares may be rejected by the Offeror. The acceptance of the Redemption Offer is irrevocable. The acceptance is irrevocable also in the event that the Offer Period is extended.

A shareholder in the Company whose shareholdings are registered in the name of a nominee and who wishes to accept the Redemption Offer shall effect such acceptance in accordance with the nominee's instructions.

Pledged Shares may only be tendered for redemption with the consent of the relevant pledgee.
A shareholder who has validly accepted the Redemption Offer may not sell or otherwise dispose of the Shares tendered for redemption.

Warrant holders

Opstock will send a notification of the Redemption Offer, including instructions and the relevant acceptance form, to all Warrant holders. The acceptance forms are also available from OKO Bank Group member banks' branches offering securities services.

Warrant holders who wish to accept the Redemption Offer must submit the properly completed and duly executed acceptance form to Opstock. The acceptance form shall be submitted so that it is received by Opstock during the Offer Period or, if the Offer Period has been extended, during such extended Offer Period. The method of delivery of acceptance forms is at the Warrant holder's option and risk and the delivery will be deemed made only when actually received by Opstock.

By accepting the Redemption Offer, a Warrant holder authorizes Opstock as the arranger of the Redemption Offer to sell the Warrants to the Offeror pursuant to the terms and conditions of the Redemption Offer.

A Warrant holder may accept the Redemption Offer only unconditionally and in relation to all Warrants held by such Warrant holder. Any partial or conditional tender of such Warrants may be rejected by the Offeror. The acceptance of the Redemption Offer is irrevocable. The acceptance is irrevocable also in the event that the Offer Period is extended.

Pledged Warrants may only be tendered for redemption with the consent of the relevant pledgee.

A Warrant holder who has validly accepted the Redemption Offer may not sell or otherwise dispose of the Warrants tendered for redemption.

Validity of the tender for securities

The Offeror reserves the right to reject any and all tender of Shares or Warrants that it determines are not in proper form or the acceptance of which may be unlawful in any jurisdiction. No tender of Shares or Warrants will be deemed to have been validly made until all defects and irregularities in tenders of such securities have been cured or waived. Neither the Offeror, Opstock or any other book-entry account operator or asset manager nor any other person will be under any duty to give notification of any defects or irregularities in the tender of Shares or Warrants nor will any of them incur any liability for failure to give any such notification.

Announcement of the Result of the Redemption Offer

The Offeror will announce the result of the Redemption Offer as promptly as possible, however not later than on the third (3) Finnish business day after the expiry of the Offer Period or, if the Offer Period has been extended, after the expiry of the extended Offer Period.

Terms of Payment and Settlement

Shareholders

The sale and purchase of the Shares validly tendered for redemption will be executed not later than on or about the third (3) Finnish business day after the duly completed acceptance form has been received. The sale and purchase of the Shares will take place on the Helsinki Exchanges if permitted by the rules of the Helsinki Exchanges.

The settlement will be effected and payment of the Share Offer Price will be made into the bank account connected to the shareholders' book-entry account or, in the case of shareholders whose holdings are registered in the name of a nominee, into the bank account specified in the acceptance form, against the transfer of the Shares on or about the third (3) Finnish business day following the execution of the sale and purchase. If the bank account of a tendering shareholder is with a different banking institution than such holder's book-entry account, receipt of the Share Offer Price may be delayed by up to approximately two (2) Finnish business days, in accordance with the schedule of money transactions between banking institutions.

The Offeror reserves the right to postpone the payment of the Share Offer Price if payment is prevented or suspended due to a force majeure event, but shall immediately effect such payment once the force majeure event preventing or suspending payment is resolved.

Warrant holders

Settlement instructions for Warrant holders will be provided separately.

Transfer of Ownership

Title to the Shares and Warrants validly tendered in the Redemption Offer will pass to the Offeror against the payment of the Share Offer Price or the Warrant Offer Price by the Offeror to the tendering shareholder or Warrant holder.

Transfer Tax and Other Payments

The Offeror will be responsible for Finnish transfer tax, if any, payable on the sale and purchase of the Shares and Warrants (see "Taxation").

Possible fees charged by book-entry account operators, in accordance with their agreement with the shareholder or Warrant holder, relating to the transfer of the Shares or Warrants from the shareholder's or Warrant holder's book-entry account, as well as fees charged by book-entry account operators, asset managers, nominees or any other person for registering the release from pledges or other possible restrictions preventing a sale of the relevant Shares or Warrants, will be borne by each shareholder or Warrant holder. The Offeror shall be responsible for other customary fees relating to book-entry registrations required for purposes of the Redemption Offer, the sale and purchase of the Shares and Warrants tendered under the Redemption Offer or the payment of the Share Offer Price or the Warrant Offer Price.

Other Issues

The Offeror shall decide on all other issues relating to the Redemption Offer.

The Redemption Offer is not being made directly or indirectly in any jurisdiction where prohibited by applicable law and this Redemption Offer Document and related acceptance forms are not and may not be distributed, forwarded or transmitted into or from any jurisdiction where prohibited by applicable law. In particular, the Redemption Offer is not being made, directly or indirectly, in or into, or by use of the mails of, or by any means of instrumentality (including, without limitations, mail, facsimile transmission, e-mail or telephone) of interstate or foreign commerce of, or any facilities of a national securities exchange of the United States, Canada or Japan and the Redemption Offer cannot be accepted by any such use, means or instrumentality or from within the United States, Canada or Japan.

m·real

Press releases

M-real Corporation Stock Exchange Bulletin, 20.1.2003 at 17.30

M-real's shareholding in Metsä Tissue exceeds 90 percent

M-real Group's shareholding in Metsä Tissue Corporation has today exceeded 90 percent of all the shares in the company.

According to the Finnish Companies Act, M-real has thus a right of redemption to the rest of Metsä Tissue shares. M-real intends to commence the redemption procedure under the Companies Act as soon as it is practicable.

Through its full ownership, M-real's intention is to facilitate the further development of Metsä Tissue in accordance with the company's own objectives and with possible other partners. M-real's intention is that Metsä Tissue will apply for de-listing of its shares from the Helsinki Exchanges at the latest after M-real has gained title to all the shares of Metsä Tissue.

M-REAL CORPORATION

Veli-Matti Mynttinen
Executive Vice President & CFO

For more information, please contact:

Jouko M. Jaakkola, President & CEO, M-real Corporation
tel. +358 10469 4118, Mobile +358 50 2261

Veli-Matti Mynttinen, Executive Vice President & CFO, M-real Corporation, tel. +358 10469 4655, Mobile +358 50 2895

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M-real Corporation Stock Exchange Bulletin, 20.1.2003 at 16.00

M-real's shareholding in Metsä Tissue

M-real Corporation announces that it has today acquired from SCA all of its 5,781,200 shares in Metsä Tissue Corporation (corresponding to 19.27 percent of the shares). The transaction is carried out as a block trade on the Helsinki Exchanges between M-real's wholly owned subsidiary M-real Tissue Oy and SCA's wholly owned subsidiary. The purchase price was EUR 12.30 per share.

As a result of the transaction, M-real's shareholding in Metsä Tissue increases to equal 84.85 % of the shares. According to the Finnish Securities Market Act M-real is thus obligated to make a mandatory redemption offer for the remaining shares and securities entitling to shares in Metsä Tissue. M-real will launch the redemption offer as soon as practically possible and will notify this separately. The redemption offer price will be EUR 12.30 per share. M-real aims at full shareholding of Metsä Tissue.

The increase of M-real's shareholding in Metsä Tissue does not influence Metsä Tissue's business, and its development as an independent company will continue. The transaction has no significant effect on M-real's financial position.

M-REAL CORPORATION

Veli-Matti Mynttinen
Executive Vice President & CFO

For more information, please contact:

Jouko M. Jaakkola, President & CEO, M-real Corporation
tel. +358 10469 4118, Mobile +358 50 2261

Veli-Matti Mynttinen, Executive Vice President & CFO, M-real Corporation, tel. +358 10469 4655, Mobile +358 50 2895

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Gt M-real Corporation Stock Exchange Bulletin, 19.11.2002 at 15.00

M-real signed EUR 850 million syndicated loan agreement

M-real Corporation has today signed a EUR 850 million syndicated revolving credit facility agreement. The facility will replace facility agreements signed in 1996 and 1997. The term of the facility is five years and the mandated lead arrangers are: Barclays Bank, Bayerische Hypo- und Vereinsbank, HSBC, Nordea and Svenska Handelsbanken. The amount of banks participating in the transaction is 22.

M-REAL CORPORATION

Veli-Matti Mynttinen
Executive Vice President & CFO

For additional information:

Heikki Saarinen, Managing Director, Metsä Finance
tel. +358 10469 4686

Veli-Matti Mynttinen, Executive Vice President & CFO,
tel. +358 10469 4655, GSM +358 50 2895

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2002-11-19

M-real Corporation Stock Exchange Bulletin, 19.11.2002 at 13.00

M-real Corporation's financial reporting in 2003

M-real Corporation will publish the following financial reports in 2003:

Thursday 6 February
Financial Results for year 2002

Monday 28 April
Interim Report January-March 2003

Monday 28 July
Interim Report January-June 2003

Monday 27 October
Interim Report January-September 2003

M-real will publish its Annual Report for year 2002 on week 9, 2003.
The Annual General Meeting will be held on Monday 17 March 2003.

Corporate communications
M-REAL OYJ

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2002-07-02

M-REAL ANNOUNCES EARLY REPAYMENT OF USD 350 MILLION CONVERTIBLE CAPITAL NOTES

M-real Corporation gives early redemption notice on its convertible subordinated capital notes totaling USD 350 million. Due to strong liquidity subsequent to a series of divestments and other long term capital raised, M-real has opted, in accordance with the conditions in the indenture, to redeem the notes two months earlier than the original maturity date. M-real will redeem the notes on August 15, 2002.

M-real´s convertible subordinated capital notes comprise of 350,000 notes, each with a nominal value of USD 1,000. Noteholders have the right to subscribe to the Company´s B-shares. The notes can be converted into B-shares at the share price of EUR 9.75 based on a fixed exchange rate of USD 1 = EUR 0.887. The early redemption will be effected by the fiscal agent and registrar, Citibank N.A., New York. Investors who wish to convert their subordinated capital notes for M-real's series B-shares are required to provide a proper notice in accordance with the condition 8 of the terms and conditions of the Notes at the latest August 8, 2002.

M-REAL CORPORATION

Veli-Matti Mynttinen
Executive Vice President & CFO

For more information, please contact:

Veli-Matti Mynttinen, Executive Vice President & CFO,
M-real Corporation, tel. +358 10 469 4655, mobile +358 50 2895

Heikki Saarinen, Managing Director, Metsä Finance,
tel. +358 10 469 4686, mobile +358 50 598 7142

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2002-06-27

M-REAL´S SHAREHOLDING IN ZANDERS WILL INCREASE TO 100%

The annual general meeting of Zanders Feinpapiere AG in which M-real holds a 99,4 % stake, has today passed a resolution on the Squeeze-out of the remaining minority shareholders against of an appropriate cash compensation.

After the Squeeze-out has been registered, M-real will own 100 % of the Zanders shares.

Zanders will in the future form a sub-division in M-real's Commercial printing business area and it is reported as a separate unit in M-real's accounts in 2002.

M-REAL CORPORATION

Veli-Matti Mynttinen
Executive Vice President & CFO

For additional information:
Veli-Matti Mynttinen,
Executive Vice President & CFO, M-real Corporation,
tel. +358 10 469 4655, mobile +358 50 2895

m·real

Press Releases

2002-06-20

M-REAL SELLS ITS HOLDING IN THE ALBBRUCK PAPER MILL TO MYLLYKOSKI

M-real has sold its 50 % holding in Papierfabrik Albbruck GmbH & Co.KG of Germany to Myllykoski Group. The deal is based on the option agreement concluded between M-real and Myllykoski in 2001. The transaction price is 235 million euros and the capital gain on the sale is about 160 million euros.

The Albbruck paper mill's annual total production capacity is 270,000 tonnes of coated magazine paper.

M-REAL CORPORATION

Veli-Matti Mynttinen
Executive Vice President & CFO

For additional information:
Veli-Matti Mynttinen,
Executive Vice President & CFO, M-real Corporation,
tel. +358 10 469 4655, mobile +358 50 2895

m·real

Press Releases

2002-06-07

Dutch Spliethoff to buy majority of Transfennica Ltd

The Finnish forest industry companies UPM-Kymmene, M-real, Metsä-Botnia and Myllykoski Paper have signed an agreement to sell 51% of Transfennica Ltd to the Dutch shipping company Spliethoff. The sale is subject to the Finnish competition authorities' approval.

The parties have also agreed on mutual sales/purchasing options regarding the remaing minority shares.

Transfennica will continue and develop its liner operations independently in its market segment. The selling companies will continue to use Transfennica's services. Transfennica continues providing high quality service to its customers.

In the new ownership structure, Transfennica will also have access to Spliethoff's worldwide fleet consisting of 50 modern multipurpose vessels. Working side by side the companies will be able to offer an integrated and more extensive package of services in the international transport market.

For further information, please contact:
UPM-Kymmene, Heikki Sara, Executive Vice President,
tel. + 358 204 15 0040

M-real, Aarre Metsävirta, Executive Vice President,
tel. + 358 10 469 4301

Myllykoski Paper, Sverre Norrgård, Managing Director,
tel. + 358 5 851 2270

Metsä-Botnia, Erkki Varis, Managing Director, tel. + 358 10 469 4671

Spliethoff, Gerard Bos, President, tel. + 31 20 44 88 440

Transfennica, Rolf Eriksson, Managing Director, tel. + 358 9 132 6400

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2002-06-05
M-REAL HOLDS A CAPITAL MARKETS DAY ON 6 JUNE

M-real Corporation holds a Capital Markets Day on 6 June, 2002 at Zanders' Gohrsmühle mill in Bergisch Gladbach, Germany. Presentation material will be available on M-real's web site (www.m-real.com) from approximately 10.00 a.m. Finnish time.

M-REAL CORPORATION

Veli-Matti Mynttinen
Executive Vice President

For further information please contact:
Veli-Matti Mynttinen, Executive Vice President, M-real Corporation, tel. +358 10 469 4655, mobile +358 50 2895

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2002-05-13

M-REAL'S ENVIRONMENTAL REPORT 2001

The environmental work carried out within M-real during 2001 was characterised by change and expansive initiatives. These include a new environmental policy, new ways of reporting the company's environmental work, vital local environmental improvements, and reduced total emissions.

New environmental policy
The new environmental policy established during the year is directly related to the values and strategies applied throughout the company. Consistent with overall company targets, it will provide clear and natural guidelines for the company's operations. A recently initiated information process directed at all 21,500 employees will continue throughout most of 2002.

Paper Profile launched
In June 2001 Paper Profile, a standardised environmental product declaration, was launched. The standard was jointly developed by M-real and other leading manufacturers. M-real has provided Paper Profile declarations for all its paper products and they are easily available via the company's web site, www.m-real.com. The new environmental declarations enable and facilitate comparisons between alternative paper products based on a number of environmental parameters.

Reduced total emissions
During the year, M-real's total emissions of various substances known to affect the environment were reduced by five per cent. Emissions of acidifying substances and of substances causing eutrophication were reduced by four and eight per cent, respectively. During the same period, emissions of substances contributing to the greenhouse effect increased by four per cent. Improved treatment plants for wastewater and new solutions for energy provision have contributed positively to the environment. Where increased emissions have occurred, the main reasons are due to structural changes within the company and to reduced demand for the company's products. However, for the long term, these structural changes will facilitate more specialised production at the various mills, which, in turn, is expected to enable reduced emissions.

Increased environmental investments
In 2001, M-real's environmentally-related investments amounted to 56 million euro (30 million euro in 2000). Environmentally related operational costs amounted to 65 million euro (56 million euro in 2000).

M-REAL DEVELOPS CUSTOMER-FOCUSED ENVIRONMENTAL REPORTING

During the ten years that M-real has published environmental reports, the company has won several distinctions for its high standard of reporting. Analysts and environmental specialists in particular have appreciated the reports for their clear, informative descriptions and thorough reporting of data.

"We want to make our environmental reports more accessible for all interested parties," says Armi Temmes, Vice President Environmental Affairs. "This year, M-real's environmental report focuses on our customers. And, by presenting our environmental work from different

perspectives-the company, products and operations-we hope to attract more readers."

IMPORTANT LOCAL ENVIRONMENTAL ACTIVITIES DURING

Finland
In June 2001, a new mill in Joutseno for the manufacture of bleached chemi-thermomechanical pulp came on stream. The mill features a near-closed system where a mere three per cent of all process water needs to be treated.

Sweden
The Husum paper mill is currently introducing a new, coated fine paper with a range of benefits. The visual print characteristics offered by the new paper effectively enable the customer to use a paper with 20 percent lower grammage. It also consumes less raw materials and less energy during transport. Furthermore, end-users will generate smaller volumes of waste.

Austria
In Hallein, a 4-year programme of environmental investments entered its final phase. In total, some 33 million euro has been invested. This includes the installation of a new, highly efficient treatment plant for wastewater. In 2001 this resulted in 50 per cent lower emission of biological oxygen demand (BOD). This trend will continue during 2002.

France
Between 2000 and 2001, the mill in Pont Sainte Maxence effectively reduced emissions of sulphur from 708 tonnes to zero by replacing heavy fuel oils, used for heating, with natural gas.

Great Britain
At the New Thames mill, where recycled paper is manufactured, a new plant for incineration of bio and de-inking sludge is being built. Scheduled to be operational in 2003, it is designed to meet the new EU directives on waste incineration.

For further information:
Armi Temmes, Vice President, Environmental affairs,
telephone +358 10 469 4140, mobile +358 50 598 7661
or
Kristina Larsson, M-real Corporate communications,
telephone +46 663 18973, mobile +46 70 263 0030

M-real is one of Europe's leading suppliers of printing, office and magazine papers and consumer packaging solutions. M-real helps its customers in different segments to make the most of the potential which high-quality paper and board offer for demanding end uses. Typical examples of end-uses are magazines, consumer packaging, art books and brochures.

M-real focuses on five core businesses: Publishing, Commercial printing, Home & Office, Consumer packaging and Map Merchant Group. For our customers, the main interface with the company is the M-real alliance's sales network covering more than 70 countries world-wide.

M-real's main market area is Europe, where the company's production facilities are located. M-real had turnover in 2001 of about seven billion euros and it employed approximately 21 500 people. M-real's share is listed on Helsinki Stock Exchange.

An environmental report illustration is available to download.
» Image bank

The environmental report in digital format is available to download.
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2002-04-19

M-REAL ANNOUNCES THE SQUEEZE-OUT PRICE FOR THE REMAINING ZANDERS SHARES

As earlier announced, M-real is taking advantage of the new squeeze out law in Germany to purchase the remaining shares held by the minority shareholders of Zanders Feinpapiere AG. M-real has determined to pay EUR 80,00 per ordinary share and EUR 85,94 per preferred share of Zanders.

M-real currently holds 99,757 % of the ordinary shares and 98,790% of the preferred shares of Zanders through M-real Deutsche Holding GmbH. After the squeeze-out Zanders becomes completely integrated part of the M-real.

M-REAL CORPORATION

Veli-Matti Mynttinen
Executive Vice President & CFO

For additional information please contact:
Veli-Matti Mynttinen, Executive Vice President & CFO, M-real Corporation,
tel. +358 1046 94655, mobile +358 50 2895

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REPEAT: M-Real: No Talks With SCA To Sell Metsae Tissue -2

181 words
11 April 2002
10:46
Dow Jones International News
English

STOCKHOLM -(Dow Jones)- Finnish paper company **M-real** Corp (Y.MSR) said Thursday that it is not in talks with Svenska Cellulosa AB (S.SCA) to sell its remaining stake in Metsae Tissue Oyj (Y.MTT) of Finland to the Swedish hygiene products and packaging company.

M-real, which holds 65.5% of Metsae Tissue, referred to the decision by the European Union Commission in January last year to block SCA's attempt to take over **M-real**'s stake of Metsae Tissue.

On Wednesday, Swedish media reported that SCA may again consider buying Metsae Tissue. The report quoted SCA's resigning Chief Executive Sverker Martin-Loef as saying that he's seen positive changes in the attitude of the E.U. Commission.

Company Web sites: http://www.sca.com

www.**m-real**.com

-By Maria Aakerhielm, Dow Jones Newswires; +46 8 54513087; Maria.Aakerhielm@dowjones.com

(This story was originally published by Dow Jones Newswires)

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2002-04-03

M-real have sold through an MBO arrangement the Winpac Group, which provides sheeting and logistics services for the paper and board industry. The transaction became effective on April 1. The group turnover was 11 million euros in 2001, with units in Winschoten Netherlands, Achern Germany, and Kent UK. The sheeting capacity is approximately 140,000 tonnes per annum employing some 150 people who will continue in the business. The transaction price is in excess of 4 million euros.

M-REAL CORPORATION

Jouko M. Jaakkola
President & CEO

For additional information, please contact Jouko M. Jaakkola, tel. +358 (0)10 469 4118 or GSM + 358 (0)50 2261.

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2002-04-02
BUSINESS ORGANIZATION IN THE M-REAL GROUP

M-real purchases CN Papiervertriebs GmbH
In a deal that became effective today, 2 April 2002, M-real has acquired 85% of the share capital of CN Papiervertriebs GmbH for 1.5 million euros. CN Papiervertriebs GmbH, which operates in Germany, is a paper and printing service company that serves publishers and retail chains (Paper Management Company), and whose operations support M-real's Publishing business.

Production at M-real's Silverdalen mill discontinued on 27 March 2002
Production at M-real's Silverdalen paper mill in Sweden has been discontinued on 27 March 2002.

The decision to close down operations at Silverdalen was taken because the mill has made losses for several years, neither was it foreseeable that the mill would become profitable even following the proposed significant investments.

Kemiart Liners -organization realized
M-real Corporation, UPM-Kymmene Corporation, Metsäliitto Osuuskunta and Oy Metsä-Botnia Ab have realized the spin off of the Kemiart Liners business operation of Metsä-Botnia as of 1 April 2002, as was informed in their announcement on 23 January 2002. The shareholding structure of Kemiart Liners Oy is the same as that of Metsä-Botnia. The aim is to realize the final decisions on the future strategy and shareholding structure of the Kemiart Liners business operations by the end of 2004.

Kemiart Liners is the world's leading producer of coated and uncoated kraftliner. Kemiart Liner's annual board-producing capacity is 340,000 tonnes and the mill employs about 150 people.

M-REAL CORPORATION

Jouko M. Jaakkola
President & CEO

For additional information, please contact Jouko M. Jaakkola, tel. +358 (0)10 469 4118 or GSM + 358 (0)50 2261.

M-real Corporation Stock Exchange Bulletin 13.3.2002 at 15.45

RESOLUTIONS OF M-REAL'S ANNUAL GENERAL MEETING

The Annual General Meeting of M-real Corporation, which was held on 13 March 2002, approved the company's financial statements for 2001 and granted discharge from liability to the members of the Board of Directors, the President & CEO and the President's Deputy.

In addition, the Annual General Meeting approved M-real's consolidated profit and loss account and balance sheet for the financial year 1 January 2001 - 31 December 2001.

Dividend

The Annual General Meeting resolved to pay a dividend of EUR 0.60 per share for the financial year ended 31 December 2001, for a total of EUR 107,339,655. The dividend will be paid to shareholders who on the record date, 18 March 2002, have been entered in the company's list of shareholders kept by Finnish Central Securities Depository Ltd. The dividend will be paid out on 25 March 2002.

Board of Directors

The members of M-real's Board of Directors elected by The Annual General Meeting were Antti Oksanen, President of Metsäliitto Group, Titular Mining Counsellor; Arimo Uusitalo, Titular Farming Counsellor; Timo Haapanen, Titular Farming Counsellor; Asmo Kalpala, CEO, Tapiola Group; Erkki Karmila, Deputy Managing Director, Nordic Investment Bank; Runar Lillandt, farmer; Matti Niemi, Executive Vice President of Varma-Sampo Mutual Pension Insurance Company; and Antti Tanskanen, Chairman and CEO, OKO Bank Group. At its organization meeting, the Board of Directors elected Antti Oksanen as its Chairman and Arimo Uusitalo as its Vice Chairman.

The term of office of members of the Board of Directors lasts until the end of the next Annual General Meeting.

Auditors

Elected as M-real's auditors were Göran Lindell, Authorized Public Accountant, and the firm of independent public accountants PriceWaterhouseCoopers Oy, with Ilkka Haarlaa, M. Sc. (Econ.), Authorized Public Accountant, acting as Chief Auditor and Björn Renlund, Authorized Public Accountant, and Jouko Malinen, Authorized Public Accountant, acting as deputy auditors.

The term of office of the auditors and deputy auditors lasts until the end of the next Annual General Meeting.

M-REAL CORPORATION

Veli-Matti Mynttinen

Executive Vice President & CFO

For additional information please contact:

Veli-Matti Mynttinen, Executive Vice President & CFO, M-real Corporation, tel. +358 10 469 4655, mobile +358 50 2895

M-real Corporation Stock Exchange Bulletin, 1.3.2002 at 11.15

NOTICE PURSUANT TO THE SECURITIES MARKET ACT, CHAPTER 2, SECTION 10: HOLDINGS OF ILMARINEN IN M-REAL CORPORATION OVER 5 % OF TOTAL VOTING RIGHTS.

According to information received by M-real Corporation, the holdings of Ilmarinen Mutual Pension Insurance Company has increased over 5 % of the total voting rights of M-real.

As of February 28, 2002 Ilmarinen Mutual Pension Insurance Company holds a total of 2.960.330 M-real series A shares. The holdings of Ilmarinen Mutual Pension Insurance Company corresponds to 1,65 % of the share capital and 6,81 % of total voting rights of M-real Corporation.

M-REAL CORPORATION

Veli-Matti Mynttinen
Executive Vice President & CFO

For additional information please contact:

Veli-Matti Mynttinen, Executive Vice President & CFO, M-real Corporation, tel. +358 1046 94655, mobile +358 50 2895

m·real

Press Releases

2002-02-26

M-REAL AND MYLLYKOSKI TO REORGANIZE THEIR SALES AND MARKETING

M-real Corporation and Myllykoski Corporation have decided to divide its current joint sales and marketing organisation following six years of successful co-operation within M-real alliance. Since the foundation of the joint sales network in 1996, both companies have significantly increased their respective sizes through acquisitions and internal growth. In addition, due to the decreased joint production activities and EU competition regulations, M-real and Myllykoski see the scope for joint marketing becoming more limited in the future. The parties have therefore decided to terminate the co-operation within M-real alliance.

Actions to divide the current sales organization will start in March.

M-real's and Myllykoski's respective sales organizations will start operations by the end of 2002.

M-real and Myllykoski are fully committed to ensure that customer service continues without interruptions or disturbances during the process.

Detailed timetable for the organization of sales in each market area will be communicated to customers by M-real alliance in March.

Jouko M. Jaakkola, Carl G. Björnberg

For further information please contact:
Jouko M. Jaakkola, President & CEO, M-real Corporation,
tel. +358 1046 94118, gsm +358 50 2261

Carl G. Björnberg, President, Myllykoski Corporation,
tel. +358 9 348 9641

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Press Releases

2002-02-22

PETER SANDBERG HEADS M-REAL'S HOME & OFFICE BUSINESS AREA

Peter Sandberg has been appointed Senior Vice President and General Manager, Home & Office Business Area, and a member of Corporate Executive Board of M-real Corporation as of 1 March 2002. Sandberg will be based in Amsterdam in the Netherlands.

Mr Sandberg, born in Sweden, has been working in the pulp & paper industry since 1994. He has held various positions within sales and marketing before he was appointed Vice President, Sales, in the Home & Office Area in 2000.

Wolfram D. Kutter, current Senior Vice President, General Manager of Home & Office Business Area, has been appointed Advisor to President, and will be based in Espoo, Finland and in Raubling, Germany.

Both Mr Sandberg and Mr Kutter report to Jouko M. Jaakkola.

M-REAL OYJ

Jouko M. Jaakkola
President & CEO

For additional information please contact: Jouko M. Jaakkola, President & CEO, M-real Corporation, tel. +358 10 469 4118, mobile +358 50 2261

- Press release in Swedish
- Peter Sandberg (JPG, 449kb)

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M-REAL CORPORATION STOCK EXCHANGE BULLETIN 11 February 2002 09.30

NOTICE OF ANNUAL GENERAL MEETING AND MERGER NOTIFICATION TO SHAREHOLDERS

The shareholders of M-real Corporation are hereby notified that the Annual General Meeting will be held on Wednesday, 13 March 2002 at 2.00 p.m. at M-real Corporation's Head Office at the address Revontulentie 6, 02100 Espoo.

The agenda of the meeting will include the matters which are to be dealt with by the Annual General Meeting under the Companies Act and Article 10 of the Articles of Association.

To have the right to participate in the Annual General Meeting, shareholders must be entered as a shareholder no later than on Friday, 1 March 2002, in the Shareholder Register kept by Finnish Central Securities Depository Ltd.

Shareholders wishing to take part in the Annual General Meeting must notify the company of their intention to attend no later than on 11 March 2002 by 4.00 p.m. either by telephone on +358 1046 94371 or by telefax on +358 1046 94503, by e-mail at the address pauliina.nousu@m-real.com or by writing to the address M-real Corporation, Pauliina Nousu, Revontulentie 6, FIN-02100 Espoo.
It is requested that any proxies be submitted during the advance registration.

Documents related to the financial statements are available for public inspection by shareholders one week prior to the meeting at the company's Head Office. Copies of documents will be sent to shareholders upon request.

The Board of Directors is proposing to the Annual General Meeting that a dividend of EUR 0.60 be paid for the financial year ended 31 December 2001. The dividend will be paid to a shareholder who on the record date has been entered in the Shareholder Register kept by Finnish Central Securities Depository Ltd. According to the Board of Directors' decision, the record date is 18 March 2002. The Board of Directors is proposing to the Annual General Meeting that the dividend be paid out on 25 March 2002.

The Annual Report will be published in printed form on week 9 (25 Feb.-1 Mar.).

Notification to shareholders concerning the merger of a subsidiary

The company's Board of Directors and the Board of Directors of its subsidiary Savon Sellu Oy signed a merger plan on 15 June 2001. The merger plan has been filed for registration in accordance with the Companies Act, Chapter 14, Section 5, and the plan was entered in the Trade Register on 26 June 2001.

According to the merger plan, Savon Sellu Oy will merge, with its assets and liabilities, into the parent company M-real Corporation without giving merger consideration because the parent company owns all the shares in the merging company. The reason for the merger is the streamlining of the organizational structure and savings on business costs. The planned time of registering implementation of the merger is 30 September 2002.

The merger plan with annexes to it as well as the documents pursuant to the Companies Act, Chapter 14, Sections 6 and 7, are available for public inspection by shareholders beginning on 12 February 2002 at the Head Office of M-real Corporation at the address: Revontulentie 6, FIN-02100 Espoo. Copies of these documents will be sent to shareholders upon request.

If shareholders holding at least five (5) per cent of the company's shares demand in writing, within one month of publication of this announcement, that the merger must be subject to a resolution of a General Meeting, an extraordinary General Meeting shall be convened to pass a resolution on the merger in accordance with the relevant provisions of the Companies Act and M-real Corporation's Articles of Association. The demand for holding an extraordinary General Meeting must be delivered to the company's postal address mentioned above.

Espoo, 6 February 2002

M-real Corporation

BOARD OF DIRECTORS

M-REAL CORPORATION

Veli-Matti Mynttinen
Executive Vice President

For additional information, contact:

Veli-Matti Mynttinen, Executive Vice President, M-real Corporation
tel. +358 10 469 4655, GSM +358 50 2895

m-real

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2002-01-23

KEMIART LINER BUSINESS TO BE SPUN OFF FROM METSÄ-BOTNIA

M-real, UPM-Kymmene, Metsäliitto Osuuskunta and Metsä-Botnia have today entered into a Letter of Intent on the spinning off of the Kemiart Liner business operations of Metsä-Botnia into a company that will be independent of Metsä-Botnia and have the same shareholding structure as Metsä-Botnia.

Kemiart Liner is one of the world's leading producers of coated and uncoated kraftliner. Kemiart Liner's annual board-producing capacity is 340 000 tonnes and the mill employs about 150 people in Kemi, Finland.

The arrangement will clarify Metsä-Botnia's strategic position as the pulp resource company of its main shareholders, M-real and UPM-Kymmene.

M-real and UPM-Kymmene have also agreed that they will start immediately to investigate Kemiart Liner business's future strategy and shareholding structure with the aim of implementing those decisions by the end of 2004. Under the Letter of Intent, M-real, UPM-Kymmene and Metsäliitto Osuuskunta have agreed that should no other solution concerning Kemiart Liner be reached, M-real will have a purchase option on the Kemiart Liner shares which are owned by UPM-Kymmene and Metsäliitto Osuuskunta, and UPM-Kymmene and Metsäliitto Osuuskunta will similarly have an option to sell their stakes to M-real. The options period will expire by the end of 2004.

The final agreement connected with the arrangement will be carried out during spring 2002, including the decisions by the authorities which are required for the arrangement.

For additional information please contact: Veli-Matti Mynttinen, Executive Vice President & CFO, M-real Corporation,
tel. +358 1046 94655, mobile +358 50 2895

Heikki Sara, Executive Vice President, UPM-Kymmene Corporation,
tel. +358 204150040

Erkki Varis, President & CEO, Metsä-Botnia,
tel. +358 010 469 4671

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